

CHURCHILL DOWNS
INCORPORATED

NOTICE OF
ANNUAL MEETING
OF SHAREHOLDERS

2025 PROXY STATEMENT
2024 ANNUAL REPORT ON FORM 10-K

DEAR FELLOW SHAREHOLDERS,

As we reflect on 2024, we are pleased to report a resounding year of growth for our Company. We delivered record net revenue of $2.7 billion, record net income of $427 million, and record Adjusted EBITDA of $1.2 billion from our diversified portfolio of assets.

Key Highlights and Growth Initiatives

- Completed the new, world-class Paddock Project and celebrated a historic and record-breaking 150th Kentucky Derby at Churchill Downs Racetrack.

- Opened The Rose in Northern Virginia in November 2024.

- Opened the Terre Haute Casino Resort in Indiana in Spring 2024.

- Expansion of our Kentucky historical racing machine (HRM) businesses with the opening of our seventh HRM entertainment venue, Owensboro Racing & Gaming in Western Kentucky, in February 2025.

- Complete the Starting Gate Pavilion and Courtyard Project for the 151st Kentucky Derby in May 2025.

- Strengthen our Virginia HRM portfolio by completing our HRM venue expansion in Richmond by the third quarter 2025 and opening The Roseshire in Henrico County by the fourth quarter of 2025.

- Continue construction of the Marshall Yards Racing & Gaming HRM venue in Southwestern Kentucky for opening in first quarter 2026.

- Initiate transformative, multi-year construction projects at Churchill Downs Racetrack.

We have a proven track record of generating strong returns on our organic capital investments. As we plan for the future of our Company, we remain steadfast and focused on executing our pipeline of growth projects to ensure we generate attractive long-term returns for our shareholders.

We are well-positioned to deliver compelling growth in the coming years, particularly through our flagship asset, the Kentucky Derby, along with our HRM opportunities in Virginia and Kentucky. We will pursue strategic acquisitions with accretive growth potential aligned with our long-term vision.

The success of our Company reflects the dedication and hard work of our accomplished and talented leaders and team members. We thank our leaders and team members for their contributions to the creation of long-term shareholder value.

We have a very strong balance sheet supported by our unique portfolio of assets that will continue to drive growth in Adjusted EBITDA and free cash flow.

Thank you for your continued support and investment in our Company. We appreciate your confidence in our team as we work to deliver long-term shareholder value for you.

R. Alex Rankin
Chairman of the Board

William C. Carstanjen
Chief Executive Officer

FINANCIAL HIGHLIGHTS

	Year Ended December 31,		
$ in millions, except per share data	2022	2023	2024
Consolidated Financial Results			
Net Revenue	$ 1,810	$ 2,462	$ 2,734
Operating Income	$ 322	$ 564	$ 709
Net Income attributable to Churchill Downs Incorporated	$ 439	$ 417	$ 427
Diluted EPS from Net Income attributable to Churchill Downs Incorporated[1]	$ 5.71	$ 5.49	$ 5.68
Adjusted EBITDA[2]	$ 764	$ 1,024	$ 1,159
Consolidated Balance Sheet			
Total Assets	$ 6,207	$ 6,956	$ 7,276
Total Debt	$ 4,606	$ 4,836	$ 4,907
Total Liabilities	$ 5,655	$ 6,062	$ 6,173
Shareholders' Equity	$ 552	$ 894	$ 1,084
Cash Flow and Liquidity			
Cash Flows from Operating Activities From Continuing Operations	$ 511	$ 605	$ 772
Capital Maintenance Expenditures	$ 50	$ 78	$ 84
Net Leverage Ratio[3]	5.9x	4.6x	4.1x
Shareholder Data:			
Dividends Declared per Common Share[1]	$ 0.357	$ 0.382	$ 0.409
Common Stock Share Repurchases	$ 176	$ 55	$ 189
Year-End Closing Stock Prices[1]	$105.72	$134.93	$133.54
Equity Market Capitalization	$ 7,902	$10,059	$ 9,809
Total Capitalization	$12,508	$14,895	$14,722

TOTAL SHAREHOLDER RETURN[4]



1 Year

CHDN[5] -1% | S&P 500[6] 25% | S&P Midcap 400[6] 14% | Russell 1000[7] 25%

3 Year

CHDN[5] 12% | S&P 500[6] 29% | S&P Midcap 400[6] 15% | Russell 1000[7] 27%

5 Year

CHDN[5] 98% | S&P 500[6] 97% | S&P Midcap 400[6] 64% | Russell 1000[7] 95%

(1) Amounts include adjustment for the 2023 stock split of Churchill Downs Incorporated Common Stock.

(2) Please refer to "Item 7 Management's Discussion and Analysis of Financial Condition and Results of Operations" in the Company's Form 10-K for the fiscal year ended December 31, 2024 filed with the SEC on February 20, 2025 for a discussion of Adjusted EBITDA, a non-GAAP financial measure, and a reconciliation to the most directly comparable GAAP measure. See Appendix A of this Proxy Statement for a reconciliation of Adjusted EBITDA to net income, which is the most directly comparable financial measure calculated in accordance with GAAP.

(3) Net leverage ratio is the ratio of total debt (less cash and cash equivalents) to Adjusted EBITDA.

(4) Total Shareholder Return ("TSR") assumes dividends are reinvested. One-year TSR is calculated from December 31, 2023 to December 31, 2024. Three-year TSR is calculated from December 31, 2021 to December 31, 2024. Five-year TSR is calculated from December 31, 2019 to December 31, 2024.

(5) Churchill Downs Incorporated (NASDAQ: CHDN)

(6) Index Data: Copyright Standard and Poor's, Inc. Used with permission. All rights reserved.

(7) Index Data: Copyright Russell Investments. Used with permission. All rights reserved.





CHURCHILL DOWNS
INCORPORATED

600 N. HURSTBOURNE PARKWAY, STE. 400
LOUISVILLE, KENTUCKY 40222

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

Date:
Tuesday, April 22, 2025

Time:
9:00 a.m. Eastern Time

Place:
Via a live audio-only webcast at www.proxydocs.com/CHDN.

Agenda:

I. To elect the two (2) Class II Directors identified in this Proxy Statement for a term of three (3) years (Proposal No. 1);

II. To ratify the appointment of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm for fiscal year 2025 (Proposal No. 2);

III. To approve the Churchill Downs Incorporated 2025 Omnibus Stock and Incentive Plan (Proposal No. 3);

IV. To conduct an advisory vote to approve executive compensation (Proposal No. 4); and

V. To transact such other business as may properly come before the meeting or any adjournment thereof, including matters incident to its conduct.

Record Date:

The close of business on March 3, 2025 has been fixed as the record date for determining the shareholders entitled to notice of, and to vote at, the Annual Meeting. Only shareholders of record at that time will be entitled to notice of and to vote at the Annual Meeting and at any adjournments thereof.

Voting:

To attend and vote during the Annual Meeting, visit www.proxydocs.com/CHDN. All shareholders, including those who expect to attend the Annual Meeting virtually, are urged to vote prior to the Annual Meeting by telephone or Internet or by requesting and promptly signing and returning a proxy card, as more fully described in the Notice of Internet Availability of Proxy Materials.

Vote by Telephone

Vote by Internet

Vote by Mail

March 13, 2025

By Order of the Board of Directors.

BRADLEY K. BLACKWELL
Executive Vice President and
General Counsel,
Secretary

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE ANNUAL MEETING OF SHAREHOLDERS TO BE HELD ON APRIL 22, 2025

The Company's Proxy Statement for the 2025 Annual Meeting of Shareholders and the Annual Report to Shareholders for the fiscal year ended December 31, 2024 are available at
http://www.churchilldownsincorporated.com/proxy

TABLE OF CONTENTS

The letter to shareholders and the accompanying proxy statement contains various "forward-looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are typically identified by the use of terms such as "anticipate," "believe," "could," "estimate," "expect," "intend," "may," "might," "plan," "predict," "project," "seek," "should," "will," "scheduled," and similar words or similar expressions (or negative versions of such words or expressions), although some forward-looking statements are expressed differently. Although we believe that the expectations reflected in such forward-looking statements are reasonable, we can give no assurance that such expectations will prove to be correct. Important factors, that could cause actual results to differ materially from expectations are described under the heading "Risk Factors" in our most recent Annual Report on Form 10-K and in other filings we make with the Securities and Exchange Commission. We do not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.



600 N. HURSTBOURNE PARKWAY, STE. 400
LOUISVILLE, KENTUCKY 40222

PROXY STATEMENT

ANNUAL MEETING OF SHAREHOLDERS TO BE HELD ON APRIL 22, 2025

The Board of Directors (the "Board of Directors" or "Board") of Churchill Downs Incorporated ("Company" "or "CHDN") is soliciting proxies to be voted at the 2025 Annual Meeting of Shareholders to be held on **Tuesday, April 22, 2025, at 9:00 a.m. Eastern Time (the "Annual Meeting")**, and at any adjournment or postponement thereof. The Annual Meeting will be held in a virtual meeting format only. You will be able to attend and participate in the Annual Meeting online by visiting www.proxydocs.com/CHDN. Certain officers and directors of the Company and persons acting under their instruction may also solicit proxies on behalf of the Board of Directors by means of telephone calls, personal interviews and mail at no additional expense to the Company. The Notice of Internet Availability of Proxy Materials (the "Notice") was first mailed to shareholders on or about March 13, 2025.

Voting Rights

Only holders of record of the Company's Common Stock, no par value ("Common Stock"), on March 3, 2025 (the "Record Date"), are entitled to notice of and to vote at the Annual Meeting. On that date, 73,487,843 shares of Common Stock were outstanding and entitled to vote. Each shareholder has one vote per share on all matters coming before the Annual Meeting. The shareholders of the Company do not have cumulative voting rights in the election of directors.

To ensure your votes are counted, please vote over the Internet, by telephone or by mail as instructed in these materials as promptly as possible.

VOTING INSTRUCTIONS AND INFORMATION

When and where is our virtual Annual Meeting?

We will hold our virtual Annual Meeting on Tuesday, April 22, 2025 at 9:00 a.m. Eastern Time online at www.proxydocs.com/CHDN.

How are we distributing our proxy materials?

In accordance with the "notice and access" rules and regulations adopted by the SEC, instead of mailing a printed copy of our proxy materials to each shareholder of record (the "full set delivery" option), we are furnishing proxy materials to our shareholders over the Internet (the "notice only" option). A company may use either option, "notice only" or "full set delivery," for all of its shareholders or may use one method for some shareholders and the other method for others. We believe the "notice only" process expedites shareholders' receipt of proxy materials and reduces the costs and environmental impact of our Annual Meeting. The Company will bear the entire cost of the solicitation.

On or about March 13, 2025, we began mailing a Notice to our shareholders containing instructions on how to access this Proxy Statement and our 2024 Annual Report on Form 10-K and vote online, as well as instructions on how to receive paper copies of these documents for shareholders who so select. This Proxy Statement and the 2024 Annual Report on Form 10-K are also available at http://www.churchilldownsincorporated.com/proxy.

Who can vote and ask questions at the Annual Meeting?

You are entitled to vote or direct the voting of your shares of CHDN Common Stock if you were a shareholder of record or if you held CHDN Common Stock in "street name" at the close of business on the Record Date (Monday, March 3, 2025). On that date, 73,487,843 shares of CHDN Common Stock were outstanding. Each share of CHDN Common Stock held by you on the Record Date is entitled to one vote.



To vote during the Annual Meeting, you must be properly logged into the meeting website, as explained below under "What do I need to attend, and vote at, the Annual Meeting?" We will respond to questions submitted that are applicable to our business and otherwise in compliance with the rules of conduct for the meeting.

How many votes must be present to hold the Annual Meeting?

We must have a "quorum" to conduct the Annual Meeting. A majority of the outstanding shares of Common Stock entitled to vote, represented in person by virtual attendance or by proxy, shall constitute a quorum. Once a share is represented for any purpose at the Annual Meeting, it will be deemed present for quorum purposes for the remainder of the Annual Meeting and for any adjournment of the Annual Meeting, unless a new record date must be set for the adjourned meeting.

What do I need to attend, and vote at, the Annual Meeting?

In order to attend the Annual Meeting, you must register in advance at www.proxydocs.com/CHDN prior to the deadline of **April 20, 2025 at 5:00 p.m. (Eastern Time)**. Upon completing your registration, you will receive further instructions via email, including your unique link that will allow you access to the Annual Meeting and to submit questions prior to the Annual Meeting. Only CHDN shareholders of record as of the close of business on the Record Date will be permitted to attend the Annual Meeting. If you hold shares in "street name," you will also need a valid "legal proxy" in order to vote at the Annual Meeting, which you can obtain by contacting your account representative at the broker, bank or similar institution through which you hold your shares. This legal proxy must be submitted with your registration to be able to vote your shares at the Annual Meeting.

If you encounter any technical difficulties accessing the virtual Annual Meeting, please call the technical support number that will be posted on the virtual meeting log-in page.

What proposals will be voted on at the Annual Meeting?

The following proposals from the Company will be considered and voted on at the Annual Meeting:

1. To elect the two (2) Class II Directors identified in this Proxy Statement for a term of three (3) years (Proposal No. 1);

2. To ratify the appointment of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm for fiscal year 2025 (Proposal No. 2);

3. To approve the Churchill Downs Incorporated 2025 Omnibus Stock and Incentive Plan (Proposal No. 3); and

4. To conduct an advisory vote to approve the executive compensation of the Company's named executive officers as disclosed in this Proxy Statement (Proposal No. 4).

You may also vote on any other business as may properly come before the Annual Meeting or any adjournment thereof, including matters incident to the Annual Meeting's conduct.

How does the Board of Directors recommend I vote?

CHDN's Board of Directors unanimously recommends that you vote:

1. "**FOR**" each of the two (2) Class II director nominees identified in this Proxy Statement.

2. "**FOR**" the proposal to ratify the appointment of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm for fiscal year 2025.

3. "**FOR**" the proposal to approve the Churchill Downs Incorporated 2025 Omnibus Stock and Incentive Plan.

4. "**FOR**" the proposal to approve, on a non-binding advisory basis, the executive compensation of the Company's named executive officers as disclosed in this Proxy Statement.



What vote is required to approve each proposal?

Proposal	Vote Required for Approval	Effect of Abstentions, Withhold Votes and Broker Non-Votes
Proposal No. 1 *Election of Directors*	Directors will be elected by a plurality of the votes cast at the Annual Meeting. The individuals nominated for election to the Board at the Annual Meeting receiving the highest number of "FOR" votes will be elected.	A withhold vote will have no effect on the outcome of the election of directors. Broker discretionary voting is not permitted. Broker non-votes will have no effect on the outcome of this proposal. Votes may not be cumulated.
Proposal No. 2 *Ratification of PricewaterhouseCoopers LLP*	The affirmative vote of the holders of a majority of the voting power of the Company's capital stock present virtually in person or represented by proxy at the Annual Meeting and entitled to vote on such matter.	An abstention has the same effect as a vote "against" this proposal. Broker discretionary voting is permitted. Because broker discretionary voting is permitted, there will be no broker non-votes on this proposal.
Proposal No. 3 *Approval of the Churchill Downs Incorporated 2025 Omnibus Stock and Incentive Plan*	The affirmative vote of the holders of a majority of the voting power of the Company's capital stock present virtually in person or represented by proxy at the Annual Meeting and entitled to vote on such matter.	An abstention has the same effect as a vote "against" this proposal. Broker discretionary voting is not permitted. Broker non-votes will have no effect on the outcome of this proposal.
Proposal No. 4 *Approval, on a non-binding advisory basis, of the executive compensation of the Company's named executive officers*	The affirmative vote of the holders of a majority of the voting power of the Company's capital stock present virtually in person or represented by proxy at the Annual Meeting and entitled to vote on such matter.	An abstention has the same effect as a vote "against" this proposal. Broker discretionary voting is not permitted. Broker non-votes will have no effect on the outcome of this proposal.

How do I vote?

You may cast your vote in one of four ways:

- **By Submitting a Proxy by Internet.** Go to the following website: *www.proxypush.com/CHDN*. You may submit a proxy by Internet 24 hours a day. To be valid, your proxy by Internet must be received by the time of the Annual Meeting. When you access the website, follow the instructions to create an electronic voting instruction form.

- **By Submitting a Proxy by Telephone.** To submit a proxy using the telephone, call 1-866-284-6863 any time on a touch-tone telephone. There is NO CHARGE to you for the call in the United States or Canada. International calling charges apply outside the United States and Canada. You may submit a proxy by telephone 24 hours a day, 7 days a week. Follow the simple prompts and instructions provided by the recorded message. To be valid, your proxy must be received by the time of the Annual Meeting.

- **By Submitting a Proxy by Mail.** If you have requested and received a proxy card by mail, mark your proxy card, sign and date it, and return it in the prepaid envelope that was provided or return it to: Proxy Tabulator for Churchill Downs Incorporated, P.O. Box 8016, Cary, North Carolina 27512-9903. To be valid, your proxy must be received by April 21, 2025.

- **During the Annual Meeting.** To vote during the live webcast of the Annual Meeting, you must first register at www.proxydocs.com/CHDN. Upon completing your registration, you will receive further instructions via email, including your unique link that will allow you access to the Annual Meeting and to submit questions prior to the Annual Meeting. Please be sure to follow instructions found on your proxy card and/or voting authorization form and subsequent instructions that will be delivered to you via email. Shareholders will be able to attend the Annual Meeting



platform with the webcast beginning at 8:45 a.m. (Eastern Time) on April 22, 2025 pursuant to the unique access instructions they receive following their registration at www.proxydocs.com/CHDN.

How can I revoke my proxy or substitute a new proxy or change my vote?

You can revoke your proxy or substitute a new proxy by use of any of the following means:

For a Proxy Submitted by Internet or Telephone

- Submitting in a timely manner a new proxy through the Internet or by telephone that is received prior to the time of the Annual Meeting;

- Requesting, executing and mailing a later-dated proxy card that is received by April 21, 2025; or

- Voting during the virtual Annual Meeting.

For a Proxy Submitted by Mail

- Executing and mailing another proxy card bearing a later date that is received by April 21, 2025;

- Giving written notice of revocation to CHDN's Secretary at 600 N. Hurstbourne Parkway, Ste. 400, Louisville, Kentucky 40222 that is received by CHDN by April 21, 2025; or

- Voting during the virtual Annual Meeting.

What is a broker non-vote?

Brokers, banks or other nominees holding shares on behalf of a beneficial owner may vote those shares in their discretion on certain "routine" matters even if they do not receive timely voting instructions from the beneficial owner. With respect to "non-routine" matters, the broker, bank or other nominee is not permitted to vote shares for a beneficial owner without timely received voting instructions. The only routine matter to be presented at the Annual Meeting is the proposal to ratify the appointment of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm for fiscal year 2025. The remaining proposals to be presented at the Annual Meeting are considered non-routine.

A broker non-vote occurs when a broker, bank or other nominee does not vote on a non-routine matter because the beneficial owner of such shares has not provided voting instructions with regard to such matter. If a broker, bank or other nominee exercises its discretionary voting authority on the proposal to ratify the appointment of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm for fiscal year 2025, such shares will be considered present at the Annual Meeting for purposes and broker non-votes will occur as to each of the other proposals presented at the Annual Meeting. Broker non-votes will have no impact on the voting results of the election of directors or the other proposals to be presented at the Annual Meeting.

How will my shares be voted if I return a blank proxy card or a blank voting instruction card?

If you are a holder of record of shares of our Common Stock and you sign and return a proxy card without giving specific voting instructions, your shares will be voted:

1. "**FOR**" each of the two (2) Class II director nominees identified in this Proxy Statement.

2. "**FOR**" the proposal to ratify the appointment of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm for fiscal year 2025.

3. "**FOR**" the proposal to approve the Churchill Downs Incorporated 2025 Omnibus Stock and Incentive Plan.

4. "**FOR**" the proposal to approve, on a non-binding advisory basis, the executive compensation of the Company's named executive officers as disclosed in this Proxy Statement.

If you hold your shares in street name via a broker, bank or other nominee and return a signed but blank voting instruction card (and do not otherwise provide the broker, bank or other nominee with voting instructions), your shares:

- will be counted as present for purposes of establishing a quorum;

 

- will be voted in accordance with the broker's, bank's or other nominee's discretion on "routine" matters, which includes only the proposal to ratify the appointment of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm for fiscal year 2025; and

- will not be counted in connection with the election of directors, the proposal to approve the Churchill Downs Incorporated 2025 Omnibus Stock and Incentive Plan, the proposal to approve, on a non-binding advisory basis, the executive compensation of the Company's named executive officers as disclosed in this Proxy Statement, or any other non-routine matters that are properly presented at the Annual Meeting. For each of these proposals, your shares will be treated as "broker non-votes."

Our Board knows of no matter to be presented at the Annual Meeting other than the proposals described above. If any other matters properly come before the Annual Meeting upon which a vote properly may be taken, shares represented by all proxies received by us on the proxy card will be voted with respect thereto as permitted and in accordance with the judgment of the proxy holders.



SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information as of the Record Date (except as otherwise indicated below) regarding the beneficial ownership of the Common Stock by the only persons known by the Company to beneficially own more than five percent (5%) of the Common Stock, each director and director nominee of the Company, each named executive officer (as defined in "Executive Compensation—2024 Summary Compensation Table" herein), and the Company's directors and executive officers as a group. Except as otherwise indicated, the persons named in the table have sole voting and investment power with respect to all of the shares of Common Stock shown as beneficially owned by them. The percentage of beneficial ownership is calculated based on 73,487,843 shares of Common Stock outstanding as of the Record Date. We are not aware of any pledge of our Common Stock or any other arrangements the operation of which may at a subsequent date result in a change in control of our Company.

Name of Beneficial Owner	Amount and Nature Of Beneficial Ownership	Percent of Class
BlackRock, Inc. and affiliates 55 East 52nd Street New York, NY 10055	7,996,638[1]	10.88
The Vanguard Group, Inc. and affiliates 100 Vanguard Blvd. Malvern, PA 19355	6,723,558[2]	9.15
Directors		
Andréa Carter	3,355[3]	*
Douglas C. Grissom	26,540[4]	*
Daniel P. Harrington	1,266,375[5]	1.72
Karole F. Lloyd	35,671[6]	*
R. Alex Rankin	94,682[7]	0.13
Paul C. Varga	28,931[8]	*
Named Executive Officers		
William C. Carstanjen	1,591,644[9]	2.17
William E. Mudd	681,308[10]	0.93
Marcia A. Dall	155,159[11]	0.21
Bradley K. Blackwell	24,877[12]	*
Maureen Adams	13,421[13]	*
11 Directors and Executive Officers as a Group	3,921,963	5.34

* Less than 0.1%.

(1) Based on a Schedule 13G/A filed with the SEC on October 18, 2024, reporting the beneficial ownership of BlackRock, Inc. and its subsidiaries specified therein ("BlackRock") as of September 30, 2024. As reported in such filing, BlackRock has sole voting power over 7,811,228 shares, sole dispositive power over 7,996,638 shares and no shared voting or dispositive power over any shares.

(2) Based on a Schedule 13G/A filed with the SEC on February 13, 2024, reporting the beneficial ownership of The Vanguard Group and its subsidiaries specified therein ("Vanguard") as of December 29, 2023. As reported in such filing, Vanguard has sole voting power over no shares, sole dispositive power over 6,629,885 shares, shared voting power over 29,927 shares and shared dispositive power over 93,673 shares.

(3) Includes 866 deferred stock units, which Ms. Carter has elected to defer pursuant to the Company's deferred compensation plan. Also includes 1,259 restricted stock awards that will vest within 60 days of March 3, 2025, and 1,229 restricted stock units awarded by the Company for her board service, over which Ms. Carter has neither voting nor dispositive power until immediately following her resignation or retirement from the Board.

(4) Includes 10,869 deferred stock units, which Mr. Grissom has elected to defer pursuant to the Company's deferred compensation plan. Also includes 15,670 restricted stock units awarded by the Company for his board service, over which Mr. Grissom has neither voting nor dispositive power until immediately following his resignation or retirement from the Board.



(5) Mr. Harrington shares voting and investment power with respect to 1,145,352 shares held by TVI Corp. He specifically disclaims beneficial ownership of these shares. Amount in chart includes 71,790 deferred stock units, which Mr. Harrington has elected to defer pursuant to the Company's deferred compensation plan. Also includes 49,232 restricted stock units awarded by the Company for his board service, over which Mr. Harrington has neither voting nor dispositive power until immediately following his resignation or retirement from the Board. Amount in chart does not include 195,204 shares held by the Veale Foundation. Mr. Harrington is a member of the Board of Trustees of the Veale Foundation, but Mr. Harrington disclaims beneficial ownership of those shares.

(6) Includes 1,259 restricted stock awards that will vest within 60 days of March 3, 2025 and 13,182 restricted stock unit awards, over which Ms. Lloyd has neither voting nor dispositive power until immediately following her resignation or retirement from the Board.

(7) Includes 49,232 restricted stock units awarded by the Company for his board service, over which Mr. Rankin has neither voting nor dispositive power until immediately following his resignation or retirement from the Board.

(8) Includes 7,871 restricted stock units awarded by the Company for his board service, over which Mr. Varga has neither voting nor dispositive power until immediately following his resignation or retirement from the Board. Also includes 1,259 restricted stock awards that will vest within 60 days of March 3, 2025.

(9) Excludes 70,627 restricted stock units deferred under the Company's Deferral Plan. Excludes 228,121 restricted stock units and 2018 performance stock units, tied to Mr. Carstanjen's continued service to the Company, awarded under the Company's 2016 Omnibus Stock Incentive Plan over which Mr. Carstanjen has neither voting nor dispositive power until October 30, 2025, at which time 151,942 units shall vest without restriction; December 31, 2025, at which time 34,514 units shall vest without restriction; December 31, 2026, at which time 25,440 units shall vest without restriction; and December 31, 2027, at which time 16,225 units shall vest without restriction. Excludes 54,865 performance stock units awarded under the Company's executive long term incentive compensation plan over which Mr. Carstanjen has neither voting nor dispositive power until December 31, 2025, at which time the performance period ends with regard to 27,222 performance stock units; December 31, 2026, at which time the performance period ends with regard to 27,643 performance stock units. Further excludes all performance stock units to be awarded to Mr. Carstanjen under the Company's executive long-term incentive compensation plan for the performance period of January 1, 2025 through December 31, 2027.

(10) Excludes 123,329 restricted stock units and 2018 performance stock units, tied to Mr. Mudd's continued service to the Company, awarded under the Company's 2016 Omnibus Stock Incentive Plan over which Mr. Mudd has neither voting nor dispositive power until October 30, 2025, at which time 94,966 units shall vest without restriction; December 31, 2025, at which time 13,479 units shall vest without restriction; December 31, 2026, at which time 9,475 units shall vest without restriction; and December 31, 2027, at which time 5,409 units shall vest without restriction. Excludes 24,206 performance stock units awarded under the Company's executive long term incentive compensation plan over which Mr. Mudd has neither voting nor dispositive power until December 31, 2025, at which time the performance period ends with regard to 12,010 performance stock units; and December 31, 2026, at which time the performance period ends with regard to 12,196 performance stock units. Further excludes all performance stock units to be awarded to Mr. Mudd under the Company's executive long-term incentive compensation plan for the performance period of January 1, 2025 through December 31, 2027.

(11) Excludes 7,861 restricted stock units deferred under the Company's Deferral Plan. Excludes 18,230 restricted stock units, tied to Ms. Dall's continued service to the Company, awarded under the Company's 2016 Omnibus Stock Incentive Plan over which Ms. Dall has neither voting nor dispositive power until December 31, 2025, at which time 9,028 units shall vest without restriction; December 31, 2026, at which time 6,092 units shall vest without restriction; and December 31, 2027, at which time 3,110 units shall vest without restriction. Excludes 17,752 performance stock units awarded under the Company's executive long term incentive compensation plan over which Ms. Dall has neither voting nor dispositive power until December 31, 2025, at which time the performance period ends with regard to 8,808 performance stock units; and December 31, 2026, at which time the performance period ends with regard to 8,944 performance stock units. Further excludes all performance stock units to be awarded to Ms. Dall under the Company's executive long-term incentive compensation plan for the performance period of January 1, 2025 through December 31, 2027.

(12) Excludes 11,347 restricted stock units, tied to Mr. Blackwell's continued service to the Company, awarded under the Company's 2016 Omnibus Stock Incentive Plan over which Mr. Blackwell has neither voting nor dispositive power until December 31, 2025, at which time 5,258 units shall vest without restriction; December 31, 2026, at which time 3,790 units shall vest without restriction; and December 31, 2027, at which 2,299 units shall vest without restriction. Excludes 8,876 performance stock units awarded under the Company's executive long term incentive compensation plan over which Mr. Blackwell has neither voting nor dispositive power until December 31, 2025, at which time the performance period ends with regard to 4,404 performance stock units; and December 31, 2026, at which time the performance period ends with regard to 4,472 performance stock units. Further excludes all performance stock units to be awarded to Mr. Blackwell under the Company's executive long-term incentive compensation plan for the performance period of January 1, 2025 through December 31, 2027.



(13) Excludes 4,450 restricted stock units, tied to Ms. Adams' continued service to the Company, awarded under the Company's 2016 Omnibus Stock Incentive Plan over which Ms. Adams has neither voting nor dispositive power until December 31, 2025, at which time 2,959 units shall vest without restriction; and December 31, 2026, at which time 1,491 units shall vest without restriction. Excludes 8,876 performance stock units awarded under the Company's executive long term incentive compensation plan over which Ms. Adams has neither voting nor dispositive power until December 31, 2025, at which time the performance period ends with regard to 4,404 performance stock units; and December 31, 2026, at which time the performance period ends with regard to 4,472 performance stock units.

 

INFORMATION ABOUT OUR EXECUTIVE OFFICERS

The Company's executive officers, as listed below, are elected annually to their executive offices and serve at the pleasure of the Board of Directors.

Name and Age	Position(s) With Company and Term of Office
William C. Carstanjen[1] Age: 57	Chief Executive Officer since August 2014; President and Chief Operating Officer from March 2011 to August 2014; Chief Operating Officer from January 2009 to March 2011; Executive Vice President and Chief Development Officer from June 2005 to January 2009; General Counsel from June 2005 to December 2006
William E. Mudd[2] Age: 53	President and Chief Operating Officer since October 2015; President and Chief Financial Officer from August 2014 to October 2015; Executive Vice President and Chief Financial Officer from October 2007 to August 2014
Marcia A. Dall[3] Age: 61	Executive Vice President and Chief Financial Officer since October 2015
Bradley K. Blackwell[4] Age: 53	Executive Vice President and General Counsel since February 2023; Senior Vice President and General Counsel from March 2017 to February 2023; Vice President, Operations from February 2015 to March 2017; Vice President, Legal from April 2011 to February 2015; Vice President, Legal and Regulatory Affairs for TwinSpires from January 2007 to April 2011; Corporate Counsel from April 2005 to January 2007
Maureen Adams[5] Age: 61	Executive Vice President, Gaming Operations since February 2023; Senior Vice President, Gaming Operations from February 2022 to February 2023; Vice President of Gaming Operations from July 2019 to February 2022; President and General Manager of Calder Casino from August 2013 to July 2019

(1) Prior to joining the Company, Mr. Carstanjen was employed at General Electric Company ("GE"). From 2004 through June 2005, he served as the Managing Director and General Counsel of GE Commercial Finance, Energy Financial Services. From 2002 to 2004, he served as General Counsel of GE Specialty Materials and, from 2000 to 2002, he served as Transactions and Finance Counsel of GE Worldwide Headquarters. Mr. Carstanjen began his career as an attorney with Cravath, Swaine & Moore LLP in New York City, specializing in mergers and acquisitions and other corporate transactions.

(2) Prior to joining the Company, Mr. Mudd was employed at GE. From 2006 through October 2007, he served as Chief Financial Officer, Global Commercial & Americas P&L of GE Infrastructure, Water & Process Technologies. From 2004 to 2006, he served as Chief Financial Officer, Supply Chain, Information Technology and Technology Finance, GE Consumer & Industrial Europe, Middle East, & Africa, Budapest and Hungary and, from 2002 to 2004, he served as Manager, Global Financial Planning & Analysis and Business Development at GE FANUC in Charlottesville, Virginia.

(3) Prior to joining the Company, Ms. Dall was employed at Erie Indemnity Company, a company providing sales, underwriting and administrative services to Erie Insurance Exchange, where from March 2009 through October 2015, she served as Executive Vice President and Chief Financial Officer. From January 2008 until March 2009, she served as Chief Financial Officer of the Healthcare division at CIGNA Corporation. Prior to CIGNA, Ms. Dall was a corporate officer and the Chief Financial Officer for the International and U.S. Mortgage Insurance segments of Genworth Financial, a former subsidiary of GE. Ms. Dall began her career in 1985 in the Financial Management Program at GE and held various leadership roles both in finance and operations over her twenty-plus year tenure with GE. Ms. Dall is a Certified Public Accountant.

(4) Prior to joining the Company, Mr. Blackwell served as Assistant General Counsel and Secretary at Michaels Stores, Inc. ("Michaels"), a NYSE publicly traded specialty retailer with over 1,000 stores across 49 states, Canada, and Puerto Rico. Prior to Michaels, Mr. Blackwell served as an attorney with Jones Day in Dallas, Texas, focusing on mergers and acquisitions and corporate counseling.

(5) Prior to joining the Company, Ms. Adams was employed by Caesars Entertainment for 15 years where she held a variety of senior positions in Finance, Marketing/Sales, and Operations.



❙ ELECTION OF DIRECTORS (Proposal No. 1)

At the Annual Meeting, shareholders will vote to elect the two (2) persons identified below to serve in Class II of the Board of Directors and to hold office for a term of three (3) years expiring at the 2028 annual meeting of shareholders and thereafter until their respective successors shall be duly elected and qualified or until the earlier of their resignation, death or removal.

The Amended and Restated Bylaws of the Company provide that the Board of Directors shall be composed of not fewer than three (3) nor more than fifteen (15) members, the exact number to be established by the Board of Directors, and further provide for the division of the Board of Directors into three (3) approximately equal classes, of which one (1) class is elected annually to a three (3) year term. Currently the Board of Directors is comprised of seven (7) directors, with three (3) directors in Class I, two (2) directors in Class II, and two (2) directors in Class III.

The Nominating and Governance Committee has recommended, and the Board has approved, the nomination of the two (2) persons named in the following table for election as directors in Class II. The nominees currently serve as members of Class II and have agreed to serve if re-elected.

Directors are elected by a plurality of votes cast by the shares entitled to vote in the election at a meeting at which a quorum is present. With each shareholder having one vote per share to cast for each director position, the nominees receiving the greatest number of "FOR" votes will be elected. The biographical information for our directors and director nominees below includes information regarding certain of the experiences, qualifications, attributes and skills that led to the determination that such individuals are qualified to serve on the Board of Directors.



The Board of Directors recommends a vote "FOR" the election of each director in Class II named below.

CHURCHILL DOWNS
INCORPORATED

Election of Directors

The following table sets forth information relating to the Class II director nominees of the Company who are proposed to the shareholders for election to serve as directors for a term of three (3) years, expiring at the 2028 annual meeting of shareholders, and thereafter until their respective successors shall be duly elected and qualified or until the earlier of their resignation, death or removal.

Class II—Nominated for Terms Expiring in 2028

R. Alex Rankin



Age: 69
Director since 2008

Background, Skills and Experience

Mr. Rankin is the Chairman of the Board of Sterling G. Thompson Company, LLC, a private insurance agency and broker, and the President of Upson Downs Farm, Inc., a thoroughbred breeding and racing operation. He is also Vice Chairman and Director of Glenview Trust Company, a private Trust and Investment Management Company, and a Steward of The Jockey Club. Mr. Rankin is a former Trustee and Chairman of the James Graham Brown Foundation, a private, non-profit foundation that fosters the well-being, quality of life, and image of Louisville and Kentucky by actively supporting and funding projects in the fields of civic affairs, economic development, education, and health and general welfare, which since 1954 has awarded over 3,200 grants totaling over $620 million.

Key Qualifications and Experience

Mr. Rankin has expertise in finance and risk management. He also has years of experience in, and a deep understanding of, the thoroughbred horseracing industry.

Andréa Carter



Age: 55
Director since 2022

Background, Skills and Experience

Ms. Carter was appointed to the Board of Directors on December 15, 2022 and was originally identified as a candidate through another independent member of the Board of Directors. She has amassed over 25 years of professional experience in the field of human resources across multiple industries and major organizations and has served since 2017 as Senior Executive Vice President and Chief Human Resources Officer for Global Payments, Inc. in Atlanta, a worldwide provider of payment technology and software solutions. Prior to joining Global Payments, Inc., Ms. Carter was Chief Human Resources Officer for Habitat for Humanity and has held various executive Human Resources roles at Ralph Lauren, Newell Rubbermaid, and The Home Depot. She holds a bachelor's degree in interdisciplinary studies from Tennessee State University and is a graduate of the Executive Leadership Council Class of 2022. Ms. Carter has been recognized with a number of distinctions and awards in recent years, which include: Atlanta Business Chronicle, "Women who Mean Business," Atlanta Magazine, "Women Making a Mark," Savoy Magazine, "Power 300 Most Influential Black Executives," Women's Inc., "Most Influential Women Execs in Corporate America," and is a 2021 recipient of the UNCF MASKED award (Mankind Assisting Students Kindle Educational Dreams).

Key Qualifications and Experience

Ms. Carter has extensive leadership and human resources experience across multiple public companies.

(1) There has been no change in principal occupation or employment of any director during the past 5 years.

(2) Summaries above include directorships at any time within the last 5 years in companies with a class of securities registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), subject to the requirements of Section 15(d) of the Exchange Act or companies registered under the Investment Company Act of 1940 and, in the case of certain nominees, other present or former directorships or positions considered significant by them.



The Board of Directors has no reason to believe that any of the nominees will be unavailable to serve as a director. If any nominee should become unavailable before the Annual Meeting, the persons named in the proxy, or their substitutes, reserve the right to vote for substitute nominees selected by the Board of Directors.

Continuing Directors

The following tables set forth information relating to the Class III and Class I directors of the Company who will continue to serve as directors until the expiration of their respective terms of office and until their respective successors are duly elected and qualified.

Class III—Terms Expiring in 2026

Douglas C. Grissom



Age: 57
Director since 2017

Background, Skills and Experience

Mr. Grissom is a Senior Advisor on Madison Dearborn Partners' ("MDP") Technology & Government Solutions team. Prior to February 2024, Mr. Grissom served as a Managing Director on MDP's Business & Government Software and Services team. Prior to joining MDP, he was with Bain Capital in private equity, McKinsey & Company, and Goldman Sachs. Through MDP, Doug has previously served on the Board of Directors at @stake, Aderant, Asurion, BlueCat Networks, Cbeyond, CoVant Technologies, Fieldglass, Fleet Complete, Great Lakes Dredge & Dock, Intelsat, LGS Innovations, Lightspeed Systems, LinQuest Corporation, and Neoworld. Outside MDP, he is a Board Member at Amherst College, Endeavor Louisville, Harvard Business School Fund Council, Harvard Business School Midwest Advisory Board, James Graham Brown Foundation, Kentucky Squash Racquets Association, Louisville Brands, Louisville Collegiate School, Louisville Squash Plus, and MetroSquash.

Key Qualifications and Experience

Mr. Grissom has extensive financial and board experience within a variety of industries. Mr. Grissom also has extensive private equity, mergers and acquisitions, and finance experience through his years of experience as an investment banker, consultant, and investor.

Daniel P. Harrington



Age: 69
Director since 1998

Background, Skills and Experience

Mr. Harrington serves as the President and Chief Executive Officer of HTV Industries, Inc., a private holding company with diversified business interests that include manufacturing, distribution, technology, and banking. Mr. Harrington also serves as a Trustee of The Veale Foundation. Previously, Mr. Harrington has served as a Director of First Guaranty Bank, First State Financial Corporation, and Portec Rail Products, Inc. (serving on its Audit and Compensation Committees).

Key Qualifications and Experience

Mr. Harrington has extensive financial, accounting, and chief executive experience within a variety of industries. He also has board, compensation, and audit experience, including serving for years as the Audit Chair for the Company and qualifies as an Audit Committee Financial Expert.



Class I—Terms Expiring in 2027

William C. Carstanjen



Age: 57
Director since 2015

Background, Skills and Experience

Mr. Carstanjen was named the Company's twelfth Chief Executive Officer in August 2014 and appointed to the Board of Directors in July 2015. Mr. Carstanjen served as the Company's President and Chief Operating Officer (2011-2014), the Company's Chief Operating Officer (2009-2011) and as Executive Vice President, General Counsel and Chief Development Officer for the Company (2005-2009). Mr. Carstanjen joined the Company in July 2005 after serving as an executive with General Electric Company. Mr. Carstanjen began his career as an attorney with Cravath, Swaine & Moore LLP in New York City, specializing in mergers and acquisitions, corporate finance, and corporate governance. Mr. Carstanjen brings a wealth of experience and knowledge to his leadership role at the Company. Throughout his tenure, Mr. Carstanjen has led the Company's diversification strategy into its online business lines, historical horse racing operations and regional casino gaming, as well as led the growth of the Kentucky Oaks and Kentucky Derby events. Mr. Carstanjen is a Director of Glenview Trust Company and the American Gaming Association.

Key Qualifications and Experience

Mr. Carstanjen has many years of leadership, strategy, mergers and acquisition, corporate finance, corporate governance and legal experience. He brings a wealth of experience and knowledge through his leadership roles at the Company.

Karole F. Lloyd



Age: 66
Director since 2018

Background, Skills and Experience

Mrs. Lloyd was elected to the Board of Directors in 2018 and serves as Chair of the Audit Committee and a member of the Nomination and Governance Committee. Mrs. Lloyd has served on the Board of Directors of Aflac Inc. since January 2017 and is chair of the Audit Committee and a member of the Executive Committee, Finance and Investment Committee, and Corporate Development Committee of the Aflac Inc. Board of Directors. Mrs. Lloyd is the retired Vice Chair and Southeast Regional Managing Partner for Ernst & Young LLP ("EY"). From 2009 through 2016, she served as a member of the US Executive Board, Americas Operating Executive, and the Global Practice Group for EY. In her 37-year career at EY, Mrs. Lloyd served many of EY's clients through mergers, IPOs, acquisitions, divestitures, and across numerous industries including banking, insurance, consumer products, healthcare, transportation, real estate, manufacturing, and retail. Mrs. Lloyd has been active in the Atlanta community, working with the Metro Atlanta Chamber of Commerce and The Rotary Club of Atlanta. She was previously the Chair of the Atlanta Symphony Orchestra Board of Directors. Mrs. Lloyd is active in supporting many colleges and universities throughout the southeast, including serving on the President's Advisory Council and the Board of Visitors at the University of Alabama. Mrs. Lloyd received her NACD cyber-risk oversight certification in 2022.

Key Qualifications and Experience

Ms. Lloyd has extensive accounting and advisory experience that includes financial reporting, regulatory compliance, internal audit, and risk management to go along with her leadership skills. She also brings experience from serving as a public company board member and qualifies as an Audit Committee Financial Expert.

Paul C. Varga



Age: 61
Director since 2020

Background, Skills and Experience

Mr. Varga was appointed to the Board of Directors on February 25, 2020. Mr. Varga served as the Chairman and Chief Executive Officer of Brown-Forman Corporation, a public global spirits and wine company, from August 2007 until his retirement in December 2018. He served as President and Chief Executive Officer of Brown-Forman Beverages, a division of Brown-Forman Corporation, from 2003 to 2005, and as Global Chief Marketing Officer for Brown-Forman Spirits from 2000 to 2003. Mr. Varga currently serves on the Board of Directors of Macy's, Inc. as Lead Independent Director and as a member of both the Compensation and Management Development Committee and Finance Committee. He previously served on the Board of Directors of Brown-Forman Corporation from 2003 until July 2019.

Key Qualifications and Experience

In addition to Mr. Varga's many years of leadership experience in the role of chief executive officer and as a public company board member, he also has considerable expertise and experience in corporate finance, strategy, building brand awareness, product development, marketing, distribution, and sales.

(1) Except as noted with respect to Mr. Grissom there has been no change in principal occupation or employment of any director during the past 5 years.

(2) Summaries above include directorships at any time within the last 5 years in companies with a class of securities registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), subject to the requirements of Section 15(d) of the Exchange Act or companies registered under the Investment Company Act of 1940 and, in the case of certain nominees, other present or former directorships or positions considered significant by them.



DIRECTOR SKILLS AND EXPERIENCE MATRIX

Experience and Attributes

Experience and Attributes		Carstanjen	Carter	Grissom	Harrington	Lloyd	Rankin	Varga
Executive Leadership		●	●	●	●	●	●	●
Finance / Capital Markets		●		●	●	●	●	●
Mergers & Acquisitions / Business Development / Strategy		●		●	●	●	●	●
Human Capital / Talent Development / Compensation		●	●	●	●	●	●	●
Risk Management / Regulatory		●	●		●	●	●	●
Industry / Horseracing		●			●		●	●
Corporate Governance and Diversity		●	●	●	●	●	●	●

The table below provides certain diversity information regarding our Board members.

Background

Background	Carstanjen	Carter	Grissom	Harrington	Lloyd	Rankin	Varga
Age	57	55	57	69	66	69	61
Gender Identity							
Male	●		●	●		●	●
Female		●			●		
Race/Ethnicity							
Black / African American		●					
White	●		●	●	●	●	●



Retirement Age Policy

The Company has a mandatory retirement age policy in the Corporate Governance Guidelines with regard to directors, which provides that a person is not qualified to serve as a director unless he or she is less than seventy-two (72) years of age on the date of election. No director nominees in Class II will have met the mandatory retirement age as of the date of the Annual Meeting.

Director Compensation for Fiscal Year Ended December 31, 2024

During 2024, each non-employee director of the Board of Directors received the compensation set forth below (all fees shown are annual fees, except for meeting fees) which, after considering market data and the input of the Compensation Committee's independent compensation consultant, did not change from the compensation levels set for 2023.

	Retainer Fee ($)[1]	Meeting Fees ($)[2]	Stock Awards ($)[3]	Chairman Fee ($)	Non-Chairman Fee ($)
Board of Directors	75,000	2,000	155,000	150,000[4]	
Compensation Committee		2,000		25,000	12,500
Nominating and Governance Committee		2,000		20,000	10,000
Audit Committee		2,000		35,000	15,000

(1) Retainer fee is paid in arrears, in equal quarterly installments.

(2) Directors who do not reside in Louisville, Kentucky may also request reimbursement for travel expenses to and from Board and committee meetings.

(3) Each non-employee director received a grant of restricted stock units ("RSUs"), with an aggregate grant date fair value of $155,000. Each non-employee director may elect to receive all or a portion of such grant as restricted stock ("RSAs"), which are legally issued common stock at the time of grant, with certain restrictions placed on them.

(4) Represents an additional fee for serving as non-employee Chairman of the Board of Directors.

In accordance with the fees described above, in 2024, we provided the following compensation to our non-employee directors. Mr. Carstanjen, our Chief Executive Officer ("CEO"), is not separately compensated for his service on our Board. Please see the 2024 Summary Compensation Table on page 53 for a summary of the compensation paid to our CEO with respect to 2024.

Name	Fees earned or paid in cash ($)	Stock Awards ($)[2]	Total ($)
Ulysses L. Bridgeman, Jr.[3]	99,000[1]	155,000	254,000
Andréa Carter	107,500[1]	155,000	262,500
Robert L. Fealy[4]	90,906	155,000	245,906
Douglas C. Grissom	125,875[1]	155,000	280,875
Daniel P. Harrington	143,000[1]	155,000	298,000
Karole F. Lloyd	142,000	155,000	297,000
R. Alex Rankin	235,000	155,000	390,000
Paul C. Varga	128,500	155,000	283,500

(1) The Churchill Downs Incorporated 2005 Deferred Compensation Plan allows directors to defer receipt of all or part of their retainer and meeting fees in a deferred share account until after their service on the Board has ended. This account allows the director, in effect, to invest all or part of his or her deferred cash compensation in Company Common Stock. Funds in this account are credited as hypothetical shares of Common Stock based on the market price of the stock at the time the compensation would otherwise have been earned. Hypothetical dividends are reinvested in additional shares based on the market price of the stock on the date dividends are paid. All shares in the deferred share accounts are hypothetical and are not issued or transferred until the director ends his or her service on the



Board. Upon the end of Board service, the shares are issued or transferred to the director. Payout options under the plan are limited to either a single lump sum payment or equal annual installments over a term not to exceed ten years. In 2024, Mr. Grissom deferred all of his 2024 directors' fees into a deferred share account under the plan, while Mr. Bridgeman deferred 50% of his 2024 directors' fees into a deferred share account under the plan. As of December 31, 2024, Mr. Bridgeman had 13,608 deferred shares, Ms. Carter had 864 deferred shares, Mr. Grissom had 10,836 deferred shares, and Mr. Harrington had 71,570 deferred shares.

(2) On April 23, 2024, each non-employee director received a grant of RSUs or RSAs, valued in the amount of $155,000, calculated based upon the closing price of a share of Common Stock on the date of grant. The RSUs or RSAs vest one year from the date of grant, subject to the director's continued service through the vesting date. If RSUs are awarded, at the time a director ceases being a director of the Company, the Company will issue one share of Common Stock for each vested RSU held by such director. As of December 31, 2024, Mr. Bridgeman had 36,780 RSUs, Ms. Carter had 1,225 RSUs and 1,255 RSAs, Mr. Fealy had 0 RSUs and 0 RSAs, Mr. Grissom had 15,622 RSUs, Mr. Harrington had 49,081 RSUs, Ms. Lloyd had 13,142 RSUs and 1,255 RSAs, Mr. Rankin had 49,801 RSUs, and Mr. Varga had 7,847 RSUs and 1,255 RSAs.

(3) Mr. Bridgeman served on the Board until his death on March 11, 2025.

(4) Mr. Fealy retired from the Board effective July 23, 2024.

Director Stock Ownership Guidelines

As memorialized in the Corporate Governance Guidelines, the Board expects all directors to display confidence in the Company by ownership and retention of a meaningful amount of Common Stock. Pursuant to the Company's insider trading policy, all directors are subject to the Company's anti-hedging policy, which prohibits hedging and monetization transactions with respect to Common Stock. Each director is expected to own shares with a fair market value equal to five (5) times the director's annual retainer. Each director appointed or elected to the Board has five (5) years from the date of appointment or election to the Board to meet this requirement. Each director's continuing compliance with the ownership guidelines will be measured in the year he or she stands for re-election and will be considered as one of the criteria for nomination by the Nominating and Governance Committee.

The chart below shows each current director's compliance with the ownership guidelines calculated as of December 31, 2024, other than with respect to Mr. Carstanjen, who is subject to maintaining holdings of Common Stock equal to at least six (6) times his annual base salary, pursuant to the Key Executive Stock Ownership and Retention Guidelines, as further described in the "Executive Stock Ownership Guidelines" section below. Furthermore, deferred shares acquired by directors under the Churchill Downs Incorporated 2005 Deferred Compensation Plan and RSUs and RSAs granted as director compensation are included for purposes of measuring compliance with the Company's share ownership guidelines.

Director	Ownership Guidelines	Met Guidelines
Andréa Carter	5x	Transition Period[1]
Douglas C. Grissom	5x	✓
Daniel P. Harrington	5x	✓
Karole F. Lloyd	5x	✓
R. Alex Rankin	5x	✓
Paul C. Varga	5x	✓

✓ = Met guidelines.

(1) Ms. Carter became a director in December 2022 and will not be required to satisfy the Director Stock Ownership Guidelines until December 2027.



CORPORATE GOVERNANCE

The Board of Directors is responsible for providing effective governance over the Company's affairs. The Company's corporate governance practices are designed to align the interests of the Board and management with those of our shareholders and to promote honesty and integrity throughout the Company.

We annually review our corporate governance policies and practices and compare them to those suggested by various authorities in corporate governance and the practices of other public companies, as well as any updated SEC and Nasdaq rules.

Copies of the current charter, as approved by our Board, for each of our Audit, Compensation and Nominating and Governance Committees and a copy of our Corporate Governance Guidelines, Code of Conduct (along with any amendments or waivers related to the Code of Conduct) are available on our corporate website, http://www.churchilldownsincorporated.com, under the "Governance" subheading under the "Investors" tab. Please note that information available through our website is not incorporated by reference into this Proxy Statement.

The Company has adopted an insider trading policy governing the purchase and sale and other disposition of Company securities by our directors, officers and employees. The Company believes this policy is reasonably designed to promote compliance with insider trading laws, rules and regulations, and Nasdaq listing standards. It is also our policy that the Company will not trade in company securities in violation of applicable securities laws or stock exchange listing standards. Our insider trading policy was filed as Exhibit 19 to our Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2024.

Shareholder Communications

Shareholders and other interested parties may send communications to the Company's Board of Directors addressed to the Board of Directors or to any individual director c/o Churchill Downs Incorporated, 600 N. Hurstbourne Parkway, Ste. 400, Louisville, Kentucky 40222. Any correspondence addressed to the Board of Directors in care of the Company is forwarded to the Board of Directors without review by management.

Board Leadership Structure

R. Alex Rankin is the Chairman of the Board of Directors. The Board continues to deem it advisable to maintain certain aspects of its governance structure to assure effective independent oversight. These governance practices include maintaining executive sessions of the independent directors after each Board meeting, annual performance evaluations of the CEO by the independent directors, and separate roles for the CEO and Chairman of the Board of Directors. Our Corporate Governance Guidelines state that the offices of the Chairman of the Board and CEO may be either combined or separated, in the Board's discretion; provided, that if the Board designates one individual to serve as the Chairman of the Board and the CEO, the Board will then designate an independent director to serve as the Lead Independent Director. The Board will review the designation of Lead Independent Director periodically, but in no event less often than every two years. The Board is currently led by an independent Chairman, Mr. Rankin. The Board believes that separating the roles of CEO and Chairman of the Board is the most appropriate structure at this time. Separating the roles of CEO and Chairman of the Board ensures that our CEO is able to more exclusively focus on this role. The Board also believes that an independent Chairman of the Board allows for independent oversight of management, increases management accountability, and encourages an objective evaluation of management's performance relative to compensation.

The Chairman of the Board has the following responsibilities (in conjunction with the Lead Independent Director, if applicable): (i) preside at all Board meetings and meetings of shareholders, (ii) serve as liaison between the Board and Company management; (iii) work with the CEO to formulate the Company's business strategies; and (iv) represent the Company, Board and management to the shareholders and the public. Additionally, the Chairman of the Board serves as an ex officio member of each Board committee on which the Chairman does not already serve as a voting member. The duties of the Lead Independent Director, if applicable, are set forth in the Company's Corporate Governance Guidelines.

Oversight of Company Risk

As part of its responsibility to oversee the management, business and strategy of the Company, the Board of Directors has overall responsibility for risk oversight. While the Board of Directors performs certain risk oversight functions directly, such as its ongoing review, approval and monitoring of the Company's fundamental business and financial strategies and major corporate actions,



the majority of the Board of Directors' risk oversight functions are carried out through the operation of its committees. Each committee oversees risk management within its assigned areas of responsibility, as described below in the discussion of committee responsibilities. Enterprise risk management falls under the leadership of our executive team with oversight from the Audit Committee. The purpose of this program is to promote risk-intelligent decision making and, in turn, increase the likelihood of achieving our operational objectives. Our Board of Directors is regularly advised of potential organizational risks and supporting mitigating policies, including quarterly reports from management on cyber security matters. For further details on cybersecurity oversight, please see Item 1C. Cybersecurity in the Company's Form 10-K for the fiscal year ended December 31, 2024. The Audit Committee is primarily responsible for overseeing the Company's risk assessment and risk management practices, as well as its compliance programs. The Audit Committee is also responsible for monitoring the effectiveness of the Company's information technology security and control, which includes insurance coverage for protection against cyber-attacks. The Compensation Committee's responsibilities include oversight of the risks associated with the Company's compensation policies and practices, as well as its managerial development and succession plans. The Nominating and Governance Committee oversees the risks related to the Company's corporate governance structure and processes, including risks related to environmental and sustainability matters.

Board Evaluations

The Board conducts an annual self-evaluation to assist in determining whether it and its committees are functioning effectively. The Nominating and Governance Committee solicits comments from all directors and reports annually to the Board with an assessment of the Board's performance and how its committees are functioning. This is discussed with the full Board following the end of each fiscal year. The assessment focuses on the Board's contribution to the Company and specifically focuses on areas in which the Board or management believes that the Board could improve.

Board Meetings and Committees

Four (4) meetings of the Board of Directors were held during the last fiscal year. During the fiscal year, all incumbent directors attended at least 75% of their Board and committee meetings for the period for which they served. The Company encourages its directors to attend the annual meeting of shareholders each year. Each of the directors then serving on the Board attended the Company's annual meeting in 2024.

The Board has determined that all of the directors of the Company who served during any part of the last completed fiscal year are "independent directors," as defined under Nasdaq Rule 5605(a)(2), except William C. Carstanjen, due to his position as CEO of the Company.

As required by the Company's Corporate Governance Guidelines, the Board of Directors currently has four (4) standing committees: the Executive, Audit, Compensation, and Nominating and Governance Committees. The current composition of the committees is illustrated in the table below, along with the number of meetings held in 2024.

Director Name	Board of Directors	Executive Committee	Audit Committee	Compensation Committee	Nominating and Governance Committee
William C. Carstanjen	Member				
Douglas C. Grissom	Member			Member	Chair
Daniel P. Harrington	Member	Member	Member	Chair	
Karole F. Lloyd	Member		Chair		Member
R. Alex Rankin	Chair	Chair	✪	✪	✪
Paul C. Varga	Member		Member	Member	
Andréa Carter	Member			Member	Member
Number of meetings in 2024	4	0	4	4	2

✪ = Ex-officio Member



EXECUTIVE COMMITTEE

The Executive Committee is authorized, subject to certain limitations set forth in the Company's Amended and Restated Bylaws, to exercise the authority of the Board of Directors between Board meetings. The Executive Committee does not meet on a regular basis, but instead meets as and when needed.

AUDIT COMMITTEE

The primary purposes of the Audit Committee are to assist the Board of Directors in fulfilling its responsibility in monitoring management's conduct of the Company's financial reporting process and overseeing the Company's risk assessment and risk management practices. The Audit Committee is generally responsible for monitoring the integrity of the financial reporting process, systems of internal controls and financial statements and other financial reports provided by the Company to any governmental or regulatory body, the public or other users thereof, as well as overseeing the processes by which management assesses the Company's exposure to cybersecurity and other risks and evaluating the guidelines and policies governing the Company's monitoring, control and minimization of such exposures.

The Audit Committee's responsibilities are as follows, among others:

- To monitor the performance of the Company's internal audit function.

- To appoint, remove, compensate, retain and oversee the independent registered public accounting firm engaged by the Company for the purpose of preparing or issuing audit opinions on the Company's financial statements and its internal control over financial reporting.

- To monitor the Company's compliance with legal and regulatory requirements as well as the Company's Code of Conduct and compliance policies.

- To consider the effectiveness of the company's internal control system including information technology security and control.

- To inquire of management, including its internal auditor, and the Company's independent auditors regarding significant risks or exposures, including those related to fraudulent activities, facing the Company; to assess the steps management has taken or proposes to take to minimize such risks to the Company; and to periodically review compliance with such steps.

- In discharging its oversight role, to investigate any matter brought to its attention with full access to all books, records, facilities and personnel of the Company and to retain outside counsel, auditors or other experts for this purpose.

- To assist the Board in overseeing the Company's enterprise risk management process, including reviewing risks relating to cybersecurity as well as major legislative and regulatory developments that could materially impact the Company's risk.

- To conduct an annual performance evaluation of the Audit Committee.

The Audit Committee of the Board of Directors operates under a written charter which is reviewed annually and the Company's Board of Directors has determined that all members of the Company's Audit Committee are independent as defined under Nasdaq Rule 5605(a)(2) and Rule 10A-3(b)(1) under the Exchange Act.

The Board of Directors has determined that Daniel P. Harrington and Karole F. Lloyd are "audit committee financial experts" as defined by regulations promulgated by the SEC.

COMPENSATION COMMITTEE

Responsibilities of the Compensation Committee

The Board established the Compensation Committee to assist it in discharging the Board's responsibilities relating to compensation of the CEO, each of the Company's other executive officers, and the Company's non-employee directors. The Compensation Committee has overall responsibility for decisions relating to all compensation plans, policies and perquisites as they affect the CEO and other executive officers and may form and delegate authority to subcommittees when it deems appropriate.



The Compensation Committee's responsibilities are as follows, among others:

- To oversee the development and implementation of the Company's compensation policies and programs for executive officers, including the CEO.

- To establish the annual goals and objectives relevant to the compensation of the CEO and the executive officers and to present such to the Board annually.

- To evaluate the performance of the CEO and other executive officers in light of the agreed-upon goals and objectives and to determine and approve the compensation level of the CEO, including the balance of the components of total compensation, based on such evaluation and to present its report to the Board annually.

- To develop guidelines for the compensation and performance of the Company's executive officers and to determine and approve the compensation of the Company's executive officers, including the balance of the components of total compensation.

- To establish appropriate performance targets, participation and levels of awards with respect to the Company's incentive compensation plans.

- To administer the Company's equity-based compensation plans, including the establishment of criteria for the granting of stock-based awards and the review and approval of such grants in accordance with the criteria.

- To review and approve hiring, retention and termination agreements and/or deferred compensation arrangements with the Company's executive officers.

- To establish and periodically review Company policies relating to senior management perquisites and other non-cash benefits.

- To review periodically the operation of the Company's overall compensation program for key employees and evaluate its effectiveness in promoting shareholder value and Company objectives.

- To review the results of any advisory shareholder votes on executive compensation and consider whether to recommend adjustments to the Company's compensation policies and programs as a result of such results.

- To consider, at least annually, whether risks arising from the Company's compensation policies and practices for all employees, including non-executive officers, are reasonably likely to have a material adverse effect on the Company, including whether the Company's incentive compensation arrangements encourage excessive or inappropriate risk-taking.

- To approve any compensation "clawback" policy required by law or otherwise adopted by the Company.

- To oversee regulatory compliance with respect to matters relating to executive officer compensation.

- To approve plans for managerial development and succession within the Company and to present such plans to the Board annually.

- To periodically review the Company's key human capital management strategies, policies, programs and practices, including those relating to diversity, equity and inclusion, employee engagement and talent recruitment, development and retention.

- To review, assess and recommend to the Board appropriate compensation for non-employee directors.

- To oversee the production of and approve the report on executive compensation to be included in the Company's proxy statement for the annual meeting of shareholders.

- To review and discuss with management the compensation discussion and analysis, and based on such discussion, make a recommendation to the Board as to whether or not the compensation discussion and analysis should be included in the proxy statement.

- To review and reassess the adequacy of its charter annually and recommend any proposed changes to the Board for approval.

- To conduct an annual performance evaluation of the Compensation Committee.

The Compensation Committee of the Board of Directors operates under a written charter which is reviewed annually and is comprised entirely of directors meeting the independence requirements of Nasdaq and Rule 10C-1(b)(1) under the Exchange Act.



Compensation Committee Interlocks and Insider Participation

None of the directors who served on the Compensation Committee at any time during the last fiscal year were officers or employees of the Company or were former officers of the Company. None of the members who served on the Compensation Committee at any time during fiscal 2024 had any relationship with the Company requiring disclosure under Item 404 of Regulation S-K. Finally, no executive officer of the Company serves, or in the past fiscal year has served, as a director or member of the compensation committee (or other board committee performing equivalent functions) of any entity that has one or more of its executive officers serving on the Board of Directors or the Compensation Committee.

Compensation Risk Assessment

The Compensation Committee performed an assessment of whether risks arising from the Company's compensation policies and practices for all employees during 2024, including non-executive officers, are reasonably likely to have a material adverse effect on the Company. Each policy and plan was evaluated based on certain elements of risk, including, but not limited to, (i) the mix of fixed and variable pay, (ii) types of performance metrics, (iii) performance goals and payout curves, (iv) payment timing and adjustments, (v) equity incentives, and (vi) stock ownership requirements and trading policies. Based on this evaluation, an assessment of each plan was performed, along with an overall assessment of compensation risk to the Company. After evaluation and discussion, the Committee determined that the Company's compensation policies and practices are not reasonably likely to have a material adverse effect on the Company.

NOMINATING AND GOVERNANCE COMMITTEE

The Company's Nominating and Governance Committee is responsible for identifying, evaluating, and recommending individuals qualified to become members of the Board, overseeing annual performance of the Board and Committees, and establishing the criteria for and reviewing the effectiveness of the Company's Board of Directors. In addition, the Nominating and Governance Committee provides oversight regarding the Company's environmental, sustainability and governance efforts and progress and corporate governance policies.

The Company's Nominating and Governance Committee operates under a written charter and is comprised entirely of directors meeting the independence requirements of Nasdaq.

Pursuant to the Company's Corporate Governance Guidelines, the Nominating and Governance Committee determines and recommends to the Board criteria regarding personal qualifications needed for Board membership, and the Committee considers, reviews qualifications, and recommends qualified candidates for Board membership. In doing so, the Nominating and Governance Committee reviews the composition of the Board and the Company's strategic plans to determine its needs regarding Board composition and identify candidates with the appropriate skill sets and qualifications. While the Company does not have a formal policy on diversity for members of the Board of Directors, the Company's Corporate Governance Guidelines specifically provide that diversity of race and gender, as well as general diversity of backgrounds and experience represented on the Board of Directors are factors to consider in evaluating potential directors. The Nominating and Governance Committee seeks to include diverse individuals with respect to self-identified characteristics such as gender, race, and ethnicity when conducting a search for qualified candidates for Board membership. The Nominating and Governance Committee may employ an outside consultant to identify nominees with the skill sets, experience and backgrounds that suit the Company's needs.

A candidate for the Company's Board of Directors should possess the highest personal and professional ethics, integrity and values and be committed to representing the long-term interests of the Company's various constituencies. In considering a candidate for nomination as a member of the Board, the Nominating and Governance Committee will consider criteria such as independence; occupational background, including principal occupation (i.e., chief executive officer, attorney, accountant, investment banker, or other pertinent occupation); level and type of business experience (i.e., financial, lending, investment, media, racing industry, technology, etc.); self-identified diversity characteristics; number of boards on which the individual serves; and the general diversity of backgrounds and experience represented on the Board. The Nominating and Governance Committee periodically reviews the Company's Corporate Governance Guidelines and, when appropriate, recommends changes to the Board. It also evaluates the performance of the Board and provides feedback to the Board on how the directors, the committees and the Board are functioning. Finally, it evaluates Board of Director practices at the Company and leadership on an annual basis and recommends appropriate changes to the Board and/or its practices.



The Nominating and Governance Committee receives and considers issues raised by shareholders or other stakeholders in the Company and recommends appropriate responses to the Board. The Nominating and Governance Committee will consider recommendations for director candidates submitted by shareholders. Such questions, comments or recommendations should be submitted in writing to the Nominating and Governance Committee in care of the Office of the Secretary at 600 N. Hurstbourne Parkway, Ste. 400, Louisville, Kentucky 40222. The Nominating and Governance Committee, in having adopted criteria to be considered for membership on its Board, considers such candidates applying such criteria and follows the recommendation process noted above. Recommendations by shareholders that are made in accordance with these procedures will receive the same consideration as recommendations from other sources.



PROPOSAL TO RATIFY THE APPOINTMENT OF PRICEWATERHOUSECOOPERS LLP AS THE COMPANY'S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR 2025 (Proposal No. 2)

The Board of Directors, on recommendation from the Audit Committee, selected PricewaterhouseCoopers LLP ("PwC") to serve as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2025. PwC has served as the Company's independent registered public accounting firm since the Company's 1990 fiscal year.

Although the Company's Amended and Restated Bylaws do not require that the Company's shareholders ratify the appointment of PwC as the Company's independent registered public accounting firm, the Board of Directors is submitting the appointment of PwC to the Company's shareholders for ratification as a matter of good corporate governance. This proposal will be approved if the votes cast favoring the action exceed the votes cast opposing the action. If the appointment is not ratified, the Company's Audit Committee will consider whether it is appropriate to select another independent registered public accounting firm. Even if the appointment is ratified, the Company's Audit Committee, in its sole discretion, may select a different independent registered public accounting firm at any time during the year if it determines that such a change would be in the best interests of the Company and its shareholders.

Representatives of PwC are expected to be present at the Annual Meeting and will be available to respond to appropriate questions and will have the opportunity to make a statement if they desire to do so.



The Board of Directors and the Audit Committee recommend that the shareholders vote "FOR" the ratification of the appointment of PricewaterhouseCoopers LLP as the Company's Independent Registered Public Accounting Firm for fiscal year 2025.



INDEPENDENT PUBLIC ACCOUNTANTS

Audit Fees

The audit fees incurred by the Company for services provided by PwC (i) for the fiscal year ended December 31, 2024, were $3,159,500 and (ii) for the fiscal year ended December 31, 2023, were $3,330,500. Audit fees include services related to the audit of the Company's consolidated financial statements, the audit of the effectiveness of internal control over financial reporting, involvement with registration statement filings, statutory audits and consultations related to miscellaneous SEC and financial reporting matters.

Audit-Related Fees

The Company incurred fees in the amount of $4,600 for 2024 and $4,500 for 2023 for assurance and related services performed by PwC that were reasonably related to the performance of the audit or review of the Company's financial statements that are not reported in the preceding section.

Tax Fees

The Company did not incur any tax fees for services provided by PwC in 2024 or 2023. Tax fees include services related to tax return preparation for a related entity, tax consultation and tax advice.

All Other Fees

All other fees incurred by the Company for services provided by PwC relate to the use of Inform, PwC's accounting research software, and PwC's disclosure checklist software, which amounted to $2,000 in each of 2024 and 2023. The Audit Committee has considered whether the provision of non-audit services to the Company is compatible with maintaining PwC's independence.

The Audit Committee has adopted a policy of evaluating and pre-approving all audit and non-audit services provided by the independent auditors. The Audit Committee may delegate pre-approval authority to a member, provided that decisions of such member shall be presented to the full Audit Committee at its next scheduled meeting. The Audit Committee pre-approved all audit and permissible non-audit services provided by the independent auditors in 2024.



CHURCHILL DOWNS INCORPORATED AUDIT COMMITTEE REPORT

The following is the report of the Company's Audit Committee (the "Committee"), each member of which has been determined by the Board of Directors (the "Board") to meet the current standards of the SEC and the Nasdaq exchange to be considered an "independent director." The Board has also determined that two members, Daniel P. Harrington and Karole F. Lloyd, are "audit committee financial experts" as defined by the SEC.

The Committee has an Audit Committee Charter (the "Charter"). The Charter sets forth certain responsibilities of the Committee, which include oversight of the integrity of the financial reporting process and financial statements of the Company, the systems of internal controls over financial reporting which management has established, the independence and performance of the Company's internal and independent auditors, the Company's compliance with financial, accounting, legal and regulatory requirements, and the effectiveness of the Enterprise Risk Management ("ERM") function. The Committee reviews the work of the Company's management, the internal audit staff and the independent auditors on behalf of the Board.

Specifically, the Committee:

- Met four (4) times during the year, during which the Committee reviewed and discussed with management and the independent auditors the Company's interim and annual financial statements for 2024; at each of such meetings, the Committee met in executive session with the Company's Vice President of Internal Audit, independent auditors, General Counsel, CFO, and CEO.

- Discussed with the independent auditors all matters required to be discussed by the applicable requirements of the Public Company Accounting Oversight Board and the SEC.

- Received the written disclosures and letters from the independent auditors required by applicable requirements of the Public Company Accounting Oversight Board, regarding the independent auditors' communications with the Audit Committee concerning independence and discussed with the independent auditors the independent auditors' independence.

- Based on the review and discussions referred to in the first three bullets above, the Committee recommended to the Board that the Company's audited financial statements be included in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2024.

- Reviewed and discussed reports from the Company's internal audit department and reports from the Company's legal and compliance department.

- Discussed with management and the independent auditors the quality of the Company's internal controls.

- Review the Company's significant financial, business, and other risk exposures and the steps management has taken to prevent, detect, and monitor such exposures as part of the ERM function.

- Reviewed and approved all related person transactions, if any.

- Self-evaluated the effectiveness of the Committee.

- Evaluated the effectiveness of the Company's internal audit function.

- Inquired of management, including its internal auditor, and the Company's independent auditors regarding significant risks or exposures, including those related to fraudulent activities, facing the Company; assessed the steps management has taken or proposes to take to minimize such risks to the Company; and reviewed compliance with such steps.

- Reviewed and approved the 2024 audit and non-audit services and related fees provided by the independent auditors, PricewaterhouseCoopers LLP ("PwC"). The non-audit services approved by the Audit Committee were also reviewed to ensure compatibility with maintaining the auditor's independence.

- In February 2024, the Committee selected PwC to be reappointed as independent auditors for the calendar year 2024.



No portion of this Audit Committee Report shall be deemed to be incorporated by reference into any filing under the Securities Act of 1933, as amended (the "Securities Act"), or the Securities Exchange Act of 1934, as amended (the "Exchange Act"), through any general statement incorporating by reference in its entirety the Proxy Statement in which this report appears, except to the extent that the Company specifically incorporates this report or a portion of it by reference. In addition, this report shall not be deemed to be filed under either the Securities Act or the Exchange Act.

Members of the Audit Committee

Karole F. Lloyd, *Chair*
Daniel P. Harrington
Paul C. Varga
R. Alex Rankin, ex officio



PROPOSAL TO APPROVE THE CHURCHILL DOWNS INCORPORATED 2025 OMNIBUS STOCK AND INCENTIVE PLAN (Proposal No. 3)

OVERVIEW

On February 18, 2025, the Board approved the Churchill Downs Incorporated 2025 Omnibus Stock and Incentive Plan (the "2025 Plan"), subject to approval by our shareholders. The 2025 Plan will replace the Company's 2016 Omnibus Stock Incentive Plan (the "2016 Plan") with respect to future awards and, accordingly, no further awards will be granted under that plan following the approval of the 2025 Plan.

The 2025 Plan provides the Company with the ability to design compensatory awards that are responsive to the Company's needs. The 2025 Plan provides for a variety of awards to allow us to attract and retain employees and non-employee directors and provide such persons with incentives and rewards for superior performance. If the 2025 Plan is approved by shareholders, we will continue to be able to make awards of long-term equity incentives, which we believe are critical for attracting, motivating, rewarding and retaining a talented team who will contribute to our success. If the 2025 Plan is not adopted by our shareholders, the Company will continue to operate the 2016 Plan pursuant to its current provisions.

EQUITY GRANT PRACTICES

Outstanding Equity Awards

As of February 18, 2025, there were approximately 802,707 full value awards (that is, awards other than stock options and stock appreciation rights ("SARs"), and with performance-based awards counted assuming the maximum vesting level) issued and outstanding under the 2016 Plan. As of February 18, 2025, 2,037,373 shares of Common Stock remained available for issuance under the 2016 Plan.

Dilution

Annual dilution from our equity compensation program is measured as the total number of shares subject to equity awards granted in a given year, less cancellations and other shares returned to the reserve that year, divided by total shares outstanding at the end of the year. Annual dilution from our equity compensation program for fiscal year 2024 was 0.358%. Overhang is another measure of the dilutive impact of equity programs. Our overhang is equal to the number of shares subject to outstanding equity compensation awards plus the number of shares available to be granted, divided by the total number of outstanding shares. As of February 18, 2025 our overhang was 3.145%. As of February 18, 2025, the 3,300,000 shares being requested under the 2025 Plan would bring our aggregate overhang to approximately 4.862%. Overhang percentages are based on approximately 73.5 million shares of Common Stock outstanding as of February 18, 2025.

Burn Rate

Burn rate is a measure of the number of shares subject to equity awards that we grant annually, which helps indicate the life expectancy of our equity plans and is another measure of stockholder dilution. We determine our burn rate by dividing the aggregate number of shares subject to awards granted during the year by the weighted average number of shares outstanding during the year. The Company's burn rate for the past three fiscal years has been as follows:

| Year | | Full Value Awards | | | | |
	Options Granted	RSUs Granted	PSUs Earned	Options + Full Value Awards	Weighted Average Number of Ordinary Shares Outstanding	Burn Rate
2024	—	148,000	343,000	491,000	74,000,000	0.664%
2023	—	142,000	305,000	447,000	75,200,000	0.594%
2022	—	134,000	368,000	502,000	75,900,000	0.661%

Our three-year average Burn Rate is 0.640%



CERTAIN FEATURES OF THE 2025 PLAN

The following features of the 2025 Plan are designed to reinforce alignment between the equity compensation arrangements awarded pursuant to the 2025 Plan and our shareholders' interests:

- Subject to adjustment as provided for in the 2025 Plan, the number of shares of Common Stock that will initially be available for all awards under the 2025 Plan, other than substitute awards, will be 3,300,000 shares (comprised of the 2,037,373 shares that remained available for grant under the 2016 Plan as of February 18, 2025, plus 1,262,627 "new" shares), reduced on a one-for-one basis for any shares of Common Stock granted under the 2016 Plan after February 18, 2025 and prior to the effective date of the 2025 Plan;

- No discounting of stock options or stock appreciation rights;

- No repricing or replacement of underwater stock options or stock appreciation rights without shareholder approval;

- No liberal share recycling with respect to stock options or SARs;

- No dividend equivalents on stock options or SARs;

- No dividends or dividend equivalents paid on unearned awards;

- Annual non-employee director compensation limit, which cannot be amended without shareholder approval; and

- No liberal definition of "change in control."

DESCRIPTION OF THE 2025 PLAN

A summary of the material features of the 2025 Plan is provided below. The summary is qualified in its entirety by, and made subject to, the complete text of the 2025 Plan attached as Appendix B to this Proxy Statement.

Purpose

The 2025 Plan is intended to enhance our ability to attract and retain employees and non-employee directors and to provide such persons with incentives and rewards for superior performance.

Administration

The 2025 Plan will be administered by the Compensation Committee of the Board, or a subcommittee thereof, or such other committee designated by the Board (the "Plan Committee"), in each case consisting of two or more members of the Board. Each member of the Plan Committee is intended to be (i) a "non-employee director" within the meaning of Rule 16b-3 under the Exchange Act and (ii) "independent" within the meaning of the rules of Nasdaq.

Subject to the express provisions of the 2025 Plan, the Plan Committee has the authority to select eligible persons to receive awards and determine all of the terms and conditions of each award. All awards will be evidenced by an agreement containing such provisions not inconsistent with the 2025 Plan as the Plan Committee approves. The Plan Committee also has authority to establish rules and regulations for administering the 2025 Plan and to decide questions of interpretation or application of any provision of the 2025 Plan. The Plan Committee may take any action such that (1) any outstanding stock options and SARs become exercisable in part or in full, (2) all or any portion of a restriction period on any outstanding awards lapse, (3) all or a portion of any performance period applicable to any outstanding awards lapse, and (4) any performance objectives applicable to any outstanding award be deemed satisfied at the target, maximum or any other level.

The Plan Committee may delegate some or all of its power and authority under the 2025 Plan to the Board or, subject to applicable law, a subcommittee of the Board, a member of the Board, the CEO, or other officer of the Company as the Plan Committee deems appropriate, except that it may not delegate its power and authority to a member of the Board, the CEO, or any other officer with regard to awards to persons subject to Section 16 of the Exchange Act.

Available Shares

Subject to adjustment as provided for in the 2025 Plan and the 2025 Plan's share counting provisions, the number of shares of Common Stock that will initially be available for all awards under the 2025 Plan, other than substitute awards, will be 3,300,000 shares, reduced on a one-for-one basis for any shares of Common Stock granted under the 2016 Plan after



February 18, 2025 and prior to the effective date of the 2025 Plan. The initial share pool is comprised of the 2,037,373 shares that remained available for grant under the 2016 Plan as of February 18, 2025, plus 1,262,627 "new" shares. The maximum number of shares that may be issued as "incentive stock options" will not exceed 3,300,000 shares. After the effective date of the 2025 Plan, no awards will be granted under the 2016 Plan.

To the extent that shares of Common Stock subject to an outstanding award granted under the 2025 Plan, the 2016 Plan, or the Company's 2007 Omnibus Stock Incentive Plan (together with the 2016 Plan, the "Prior Plan") are not issued or delivered by reason of (i) the expiration or forfeiture of such award or (ii) the settlement of such award in cash, then such shares of Common Stock will again be available under the 2025 Plan. Shares of Common Stock subject to an award granted under the 2025 Plan or the Prior Plan, other than a stock option or SAR, will again become available for issuance under the 2025 Plan if the shares are delivered to or withheld by the Company to pay the withholding taxes payable with respect to such award. Shares of Common Stock subject to a stock option or SAR granted under the 2025 Plan or the Prior Plan will not again be available for issuance under the 2025 Plan if such shares are (i) shares that were tendered or withheld by the Company in payment of the purchase price of a stock option, (ii) shares that were tendered or withheld by the Company to satisfy any tax withholding obligation with respect to a stock option or SAR, (iii) shares subject to a SAR that is not issued in connection with its stock settlement on exercise thereof, or (iv) shares repurchased by the Company on the open market with the proceeds of a stock option exercise. On the record date of March 3, 2025, the closing sales price per share of our Common Stock as reported on Nasdaq was $115.16.

Change in Control

Unless otherwise provided in an award agreement, in the event of a change in control of the Company, the Plan Committee (as constituted prior to such change in control) may, in its discretion, provide that (i) stock options and SARs outstanding as of the date of the change in control be cancelled and terminated without payment if the fair market value of one share as of the date of the change in control is less than the per share option price or base price, and (ii) performance awards will be (x) considered to be earned and payable based on achievement of performance goals, target performance or such other performance level determined by the Plan Committee (either in full or pro rata), and any limitations or other restrictions will lapse and such performance awards will be immediately settled or distributed or (y) converted into restricted share or RSU awards based on achievement of performance goals, target performance or such other performance level determined by the Plan Committee (either in full or pro rata) and with appropriate adjustments to reflect the change in control in accordance with the terms of the 2025 Plan.

Unless otherwise provided in an award agreement, in the event of a change in control of the Company in which the successor company assumes or substitutes shares of capital stock of the corporation resulting from or succeeding to the business of the Company pursuant to such change in control, or a parent corporation thereof, for some or all of the shares subject to an outstanding award, with appropriate adjustments to reflect the change in control in accordance with the terms of the 2025 Plan, if a participant's employment with such successor company (or the Company) or a subsidiary terminates within 24 months following such change in control and under the circumstances specified in the award agreement: (i) stock options and SARs outstanding as of the date of such termination of employment will immediately vest, become fully exercisable and will remain exercisable for a two-year period (or if earlier, until the original expiration date set forth in the award agreement); (ii) the restrictions, limitations and other conditions applicable to restricted shares, RSUs and other share-based awards outstanding as of the date of such termination of employment will lapse and such awards will become fully vested; and (iii) the restrictions, limitations and other conditions applicable to any other awards will lapse, and such other awards will become free of all restrictions, limitations and conditions and become fully vested and transferable.

Unless otherwise provided in an award agreement, in the event of a change in control of the Company, to the extent the successor company does not assume or substitute for an award, then immediately prior to the change in control: (i) stock options and SARs outstanding as of the date of the change in control that are not assumed or substituted for (or continued) will immediately vest and become fully exercisable; (ii) restrictions, limitations and other conditions applicable to awards that are not assumed or substituted for (or continued) will lapse and the awards will become fully vested; and (iii) the restrictions, other limitations and other conditions applicable to any other awards that are not assumed or substituted for (or continued) will lapse, and such other awards will become fully vested and transferable and the Plan Committee may require such awards, in its discretion and in whole or in part, to be surrendered to the Company by the participant, and to be immediately cancelled by the Company, and to provide for the participant to receive a cash payment or other property, shares of capital stock of the corporation resulting from or succeeding to the business of the Company pursuant to such change in control, or a parent corporation thereof, or a combination of the payment of cash, other property or shares.



Under the terms of the 2025 Plan, "change in control" generally means: (i) certain acquisitions of more than 50% of either the then outstanding voting securities of the Company or the combined voting power of the then outstanding voting securities of the Company entitled to vote generally in the election of directors; (ii) certain changes in the majority composition of the members of the Board during any 24-month period; (iii) the consummation of certain reorganizations, mergers, consolidations, or sales or other dispositions of all or substantially all of the assets of the Company or the acquisition of assets of another entity; or (iv) shareholder approval of a complete liquidation or dissolution of the Company.

No Repricing

The Plan Committee may not, without the approval of shareholders, (i) reduce the purchase price or base price of any previously granted stock option or SAR, (ii) cancel any previously granted stock option or SAR in exchange for another stock option or SAR with a lower purchase price or base price, (iii) cancel any previously granted stock option or SAR in exchange for cash or another award if the purchase price of such stock option or the base price of such SAR exceeds the fair market value of a share of Common Stock on the date of such cancellation, or (iv) take any other action with respect to any previously granted stock option or SAR that would be treated as repricing under the rules and regulations of Nasdaq, in each case, other than in connection with a change in control or pursuant to the plan's adjustment provisions.

Adjustments

In the event of any equity restructuring that causes the per share value of shares of stock to change, such as a share dividend, share split, spinoff, rights offering or recapitalization through an extraordinary cash dividend, the Plan Committee will make appropriate adjustments to the number and class of securities available under the 2025 Plan, the terms of each outstanding stock option and SAR (including the number and class of securities subject to each outstanding stock option or SAR and the purchase price or base price per share), the terms of each outstanding restricted stock award, RSU award and other share-based award (including the number and class of securities subject thereto), and the terms of each outstanding performance award (including the number and class of securities subject thereto), such adjustments to be made in the case of outstanding stock options and SARs in accordance with Section 409A of the Internal Revenue Code. In the event of any other change in corporate capitalization, including a merger, consolidation, reorganization, or complete liquidation of the Company, the equitable adjustments described in the foregoing sentence may be made as determined to be appropriate and equitable by the Plan Committee to prevent dilution or enlargement of rights of participants. In either case, the decision of the Plan Committee regarding any such adjustment shall be final, binding and conclusive.

Clawback of Awards

The awards granted under the 2025 Plan and any cash payment or shares of Common Stock delivered pursuant to an award are subject to forfeiture, recovery by the Company or other action pursuant to the applicable award agreement or any clawback or recoupment policy which the Company may adopt from time to time, including, without limitation, the Churchill Downs Incorporated Policy on Recoupment of Incentive Compensation, and any other policy which the Company may be required to adopt under the Dodd-Frank Wall Street Reform and Consumer Protection Act and implementing rules and regulations thereunder, or as otherwise required by law.

Effective Date, Termination, and Amendment

The 2025 Plan will become effective as of the date of shareholder approval and will terminate as of the tenth anniversary of the date of such shareholder approval, unless earlier terminated by the Board. The Board may amend the 2025 Plan at any time, subject to any requirement of shareholder approval required by applicable law, rule or regulation, including any rule of Nasdaq, and provided that no amendment may be made that seeks to increase the non-employee director compensation limit or the prohibition on repricing of stock options and SARs without shareholder approval under the 2025 Plan or that materially impairs the rights of a holder of an outstanding award without the consent of such holder.

Eligibility

Participants in the 2025 Plan will consist of such employees and non-employee directors of the Company and its subsidiaries (and such persons who are expected to become any of the foregoing) as selected by the Plan Committee in its discretion. As of February 18, 2025, approximately 9,111 employees and 7 non-employee directors would be eligible to participate in the 2025 Plan if selected by the Plan Committee.



Non-Employee Director Compensation Limit

Under the terms of the 2025 Plan, the maximum number of shares subject to awards granted during a single calendar year to any non-employee director, taken together with any cash fees paid to such non-employee director during the calendar year, will not exceed $750,000 in total value (calculating the value of any such awards based on the grant date fair value of such awards for financial reporting purposes). The non-employee director compensation limit under the 2025 Plan will not apply to distributions of previously deferred compensation under a deferred compensation plan maintained by the Company or any subsidiary or compensation received by the director in his or her capacity as an executive officer or employee of the Company or any subsidiary.

Stock Options and SARs

The 2025 Plan provides for the grant of stock options and SARs. The Plan Committee will determine the conditions to the exercisability of each stock option and SAR.

Each stock option will be exercisable for no more than ten (10) years after its date of grant, except with respect to certain stock options that expire during blackout or lock-up periods. If the stock option is an incentive stock option and the optionee owns greater than ten percent (10%) of the voting power of all shares of capital stock of the Company (or any parent or subsidiary) (a "ten percent holder"), then the stock option will be exercisable for no more than five years after its date of grant. Except in the case of substitute awards granted in connection with a corporate transaction, the exercise price of a stock option will not be less than 100% of the fair market value of a share of Common Stock on the date of grant.

Each SAR will be exercisable for no more than ten (10) years after its date of grant, except with respect to certain SARs that expire during blackout or lock-up periods. Other than in the case of substitute awards granted in connection with a corporate transaction, the base price of a SAR will not be less than 100% of the fair market value of a share of Common Stock on the date of grant, provided that the base price of a SAR granted in tandem with a stock option (a "tandem SAR") will be the exercise price of the related stock option. A SAR entitles the holder to receive upon exercise (subject to withholding taxes) shares of Common Stock (which may be restricted stock) or, to the extent provided in the award agreement, cash or a combination thereof, with an aggregate value equal to the difference between the fair market value of the shares of Common Stock on the exercise date and the base price of the SAR.

Stock Awards

The 2025 Plan provides for the grant of stock awards. The Plan Committee may grant a stock award as a restricted stock award, RSU award, or other share-based award, including shares granted without any vesting conditions. Restricted stock awards and RSU awards are subject to forfeiture if the holder does not remain continuously in the employment of the Company during the restriction period or if specified performance objectives (if any) are not attained during the performance period.

Unless otherwise set forth in a restricted stock award agreement, the holder of shares of restricted stock has rights as a shareholder of the Company, including the right to vote and receive dividends with respect to shares of restricted stock and to participate in any capital adjustments applicable to all holders of the Company's Common Stock; provided, however, that any dividend or other distribution paid with respect to shares subject to a restricted stock award will be deposited by the Company and will be subject to the same restrictions as the shares of Company Common Stock with respect to which such dividend or distribution was made.

The agreement awarding RSUs will specify (1) whether such award may be settled in shares of Common Stock, cash or a combination thereof; and (2) whether the holder will be entitled to receive dividend equivalents with respect to the number of shares of Common Stock subject to such award. Any dividend equivalents credited with respect to RSUs will be subject to the same vesting and other restrictions as the RSUs to which they relate. Prior to settlement of a RSU, the holder of a RSU has no rights as a shareholder of the Company.

Other-share based awards granted under the 2025 Plan may be denominated or payable in, valued in whole or in part by reference to, or otherwise based on, or related to, shares of Company Common Stock, including without limitation shares granted as a bonus and not subject to any vesting conditions, dividend equivalents, share purchase rights and shares issued in lieu of obligations of the Company to pay cash under any compensatory plan or arrangement, subject to such terms as shall be determined by the Plan Committee. The Plan Committee shall determine the terms and conditions of such awards,



which may include the right to elective deferral thereof, subject to such terms and conditions as the Plan Committee may specify in its discretion. Any distribution, dividend or dividend equivalents with respect to other share-based awards that are subject to vesting conditions shall be subject to the same vesting conditions as the underlying awards.

All of the terms relating to the satisfaction of performance objectives and the termination of a restriction period or performance period relating to a stock award, or the forfeiture and cancellation of a stock award (i) upon a termination of employment, whether by reason of disability, retirement, death or any other reason, or (ii) during a paid or unpaid leave of absence, will be determined by the Plan Committee.

Performance Awards

The 2025 Plan also provides for the grant of performance awards in the form of performance shares, performance units and performance cash. The agreement relating to a performance award will specify whether such award may be settled in shares of Common Stock (including shares of restricted stock) or cash or a combination thereof. The agreement relating to a performance award will provide, in the manner determined by the Plan Committee, for the vesting of such performance award if the specified performance objectives are satisfied or met during the specified performance period and for the forfeiture of such award if the specified performance objectives are not satisfied or met during the specified performance period. Any dividends or dividend equivalents with respect to a performance award will be subject to the same vesting and other restrictions as such performance award. Prior to the settlement of a performance award in shares of Common Stock, the holder of such award has no rights as a shareholder of the Company with respect to such shares.

All of the terms relating to the satisfaction of performance objectives and the termination of a performance period, or the forfeiture and cancellation of a performance award upon (i) a termination of employment, whether by reason of disability, retirement, death or any other reason, or (ii) during a paid or unpaid leave of absence, will be determined by the Plan Committee.

Performance Objectives

Under the 2025 Plan, the grant, vesting, exercisability or payment of certain awards, or the receipt of shares of Common Stock subject to certain awards, may be made subject to the satisfaction of performance objectives. The performance goals applicable to a particular award will be determined by the Plan Committee at the time of grant. Performance objectives may be described in terms of Company-wide objectives or objectives that are related to the performance of the individual participant or the subsidiary, division, department or function within the Company or subsidiary in which the participant is employed. Performance objectives may be measured on an absolute or relative basis. Relative performance may be measured by a group of peer companies or by a financial market index. Performance objectives may be based on specified levels of or increases in the Company's or subsidiary's return on equity, earnings before or after deduction for all or any portion of interest, taxes, depreciation, or amortization, whether or not on a continuing operations or an aggregate or per share basis, net earnings per share, diluted earnings per share, total earnings, earnings growth, return on capital, cost of capital, return on assets, return on investment, return on equity, net customer sales, volume, sales growth, gross profit, gross margin return on investment, share price (including but not limited to, growth measures and total shareholder return), operating profit, operating margin, net operating profit after taxes, net earnings, cash flow (including, but not limited to, operating cash flow and free cash flow), cash flow return on investment (which equals net cash flow divided by total capital), financial return ratios, total return to shareholders, market share, earnings measures/ratios, economic value added (EVA), balance sheet measurements, asset growth, market share, internal rate of return, increase in net present value or expense targets, "Employer of Choice" or similar survey results, customer satisfaction surveys and productivity, ESG-related metrics, or any other performance objectives selected by the Plan Committee. Any performance objectives that are financial metrics, may be determined in accordance with United States Generally Accepted Accounting Principles ("GAAP") or may be adjusted when established to include or exclude any items otherwise includable or excludable under GAAP. Performance objectives will be subject to such other special rules and conditions as the Plan Committee may establish at any time.

NEW PLAN BENEFITS

The number of RSUs, PSUs or other forms of award that will be granted under the 2025 Plan is not currently determinable. Information regarding awards granted in 2024 under the 2016 Plan to the NEOs is provided in the "2024 Summary



Compensation Table" and the "Grants of Plan-Based Awards for Fiscal Year Ended December 31, 2024" table. Information regarding awards granted in 2024 under the 2016 Plan to non-employee directors is provided in the "Director Compensation for Fiscal Year Ended December 31, 2024" table.

FEDERAL INCOME TAX CONSEQUENCES

The following is a brief summary of certain United States federal income tax consequences generally arising with respect to awards under the 2025 Plan. This discussion does not address all aspects of the United States federal income tax consequences of participating in the 2025 Plan that may be relevant to participants in light of their personal investment or tax circumstances and does not discuss any state, local or non-United States tax consequences of participating in the 2025 Plan. Each participant is advised to consult his or her particular tax advisor concerning the application of the United States federal income tax laws to such participant's particular situation, as well as the applicability and effect of any state, local or non-United States tax laws before taking any actions with respect to any awards.

Section 162(m) of the Internal Revenue Code

Section 162(m) of the Internal Revenue Code generally limits to $1 million the amount that a publicly held corporation is allowed each year to deduct for the compensation paid to each of the corporation's chief executive officer, the corporation's chief financial officer and certain other current and former executive officers of the corporation.

Stock Options

A participant will not recognize taxable income at the time a stock option is granted and the Company will not be entitled to a tax deduction at that time. A participant will recognize compensation taxable as ordinary income (and subject to income tax withholding in respect of an employee) upon exercise of a non-qualified stock option equal to the excess of the fair market value of the shares purchased over their exercise price, and the Company (or, if applicable, the employing subsidiary) will be entitled to a corresponding deduction, subject to the deduction limits under Section 162(m) of the Internal Revenue Code. A participant will not recognize income (except for purposes of the alternative minimum tax) upon exercise of an incentive stock option. If the shares acquired by exercise of an incentive stock option are held for the longer of two years from the date the stock option was granted and one year from the date it was exercised, any gain or loss arising from a subsequent disposition of those shares will be taxed as long-term capital gain or loss, and the Company will not be entitled to any deduction. If, however, those shares are disposed of within the above-described period, then in the year of that disposition the participant will recognize compensation taxable as ordinary income equal to the excess of (1) the lesser of the amount realized upon that disposition and the fair market value of those shares on the date of exercise over (2) the exercise price, and the Company (or, if applicable, the employing subsidiary) will be entitled to a corresponding deduction, subject to the deduction limits under Section 162(m) of the Internal Revenue Code.

SARs

A participant will not recognize taxable income at the time SARs are granted and the Company will not be entitled to a tax deduction at that time. Upon exercise, the participant will recognize compensation taxable as ordinary income (and subject to income tax withholding in respect of an employee) in an amount equal to the fair market value of any shares delivered and the amount of cash paid by the Company, and the Company (or, if applicable, the employing subsidiary) will be entitled to a corresponding deduction, subject to the deduction limits under Section 162(m) of the Internal Revenue Code.

Stock Awards

A participant will not recognize taxable income at the time restricted stock (i.e., stock subject to restrictions constituting a substantial risk of forfeiture) is granted and the Company will not be entitled to a tax deduction at that time, unless the participant makes an election to be taxed at that time. If such election is made, the participant will recognize compensation taxable as ordinary income (and subject to income tax withholding in respect of an employee) at the time of the grant in an amount equal to the excess of the fair market value for the shares at such time over the amount, if any, paid for those shares. If such election is not made, the participant will recognize compensation taxable as ordinary income (and subject to income tax withholding in respect of an employee) at the time the restrictions constituting a substantial risk of forfeiture lapse in an amount equal to the excess of the fair market value of the shares at such time over the amount, if any, paid for those shares. The amount of ordinary income recognized by making the above-described election or upon the lapse of



restrictions constituting a substantial risk of forfeiture is deductible by the Company (or, if applicable, the employing subsidiary) as compensation expense, subject to the deduction limits under Section 162(m) of the Internal Revenue Code. In addition, a participant receiving dividends with respect to restricted stock for which the above-described election has not been made and prior to the time the restrictions constituting a substantial risk of forfeiture lapse will recognize compensation taxable as ordinary income (and subject to income tax withholding in respect of an employee), rather than dividend income, in an amount equal to the dividends paid and the Company (or, if applicable, the employing subsidiary) will be entitled to a corresponding deduction, subject to the deduction limits under Section 162(m) of the Internal Revenue Code.

A participant will not recognize taxable income at the time a RSU is granted and the Company will not be entitled to a tax deduction at that time. Upon settlement of RSUs, the participant will recognize compensation taxable as ordinary income (and subject to income tax withholding in respect of an employee) in an amount equal to the fair market value of any shares delivered and the amount of any cash paid by the Company, and the Company (or, if applicable, the employing subsidiary) will be entitled to a corresponding deduction, subject to the deduction limits under Section 162(m) of the Internal Revenue Code.

The tax consequences of an other share-based award will depend on the terms of such award.

Performance Awards

A participant will not recognize taxable income at the time performance awards are granted and the Company will not be entitled to a tax deduction at that time. Upon settlement of performance awards, the participant will recognize compensation taxable as ordinary income (and subject to income tax withholding in respect of an employee) in an amount equal to the fair market value of any shares delivered and the amount of cash paid by the Company, and the Company (or, if applicable, the employing subsidiary) will be entitled to a corresponding deduction, subject to the deduction limits under Section 162(m) of the Internal Revenue Code.



The Board of Directors recommend that the shareholders vote "FOR" the approval of the Churchill Downs Incorporated 2025 Omnibus Stock and Incentive Plan.



ADVISORY VOTE TO APPROVE EXECUTIVE COMPENSATION (Proposal No. 4)

Pursuant to Section 14A of the Exchange Act, the Company's shareholders are entitled to a vote to approve, on an advisory and non-binding basis, the compensation of the Company's named executive officers ("NEOs") as disclosed in this Proxy Statement in accordance with SEC rules. In accordance with the preference expressed by shareholders, the Company is holding such advisory votes on an annual basis and the next advisory vote following the Annual Meeting will occur at the 2026 annual meeting of shareholders.

The Company has a "pay-for-performance" philosophy that forms the foundation of all decisions regarding compensation of the Company's NEOs. We believe that this compensation philosophy, and the program structure approved by the Compensation Committee, is central to the Company's ability to attract, motivate and retain individuals who can achieve superior financial results while also aligning the interests of the executives with the interests of shareholders over the long-term. This approach has resulted in the Company's ability to attract and retain the executive talent deemed necessary to guide the Company successfully during a period of growth and transformation and react quickly to potential threats to the Company's financial health. Please refer to "Compensation Discussion and Analysis—Executive Summary" for an overview of the compensation of the Company's NEOs.

This vote is not intended to address any specific item of compensation, but rather the overall compensation of our NEOs and the policies and practices described in this Proxy Statement. At the Annual Meeting, shareholders will be asked to approve the compensation of the Company's NEOs by voting FOR the following resolution:

> "RESOLVED, that the Company's shareholders approve, on an advisory basis, the compensation of the named executive officers, as disclosed in this Proxy Statement pursuant to the compensation disclosure rules of the SEC, including the Compensation Discussion and Analysis, the Summary Compensation Table and the other related tables and disclosure in this Proxy Statement."

This vote is advisory and therefore not binding on the Company. The Board of Directors and Compensation Committee value the opinions of the Company's shareholders. Should there be a significant vote against the NEO compensation as disclosed in this Proxy Statement, the Board will consider those shareholders' concerns and will evaluate whether any actions are necessary to address those concerns.

This proposal will be approved if the votes cast favoring the action exceed the votes cast opposing the action.

 **The Board of Directors recommends a vote "FOR" the approval of the advisory resolution relating to the compensation of the Company's Named Executive Officers as disclosed in this Proxy Statement.**



COMPENSATION DISCUSSION AND ANALYSIS

This Compensation Discussion and Analysis (our "CD&A") provides an overview of our executive compensation program for 2024 and our executive compensation philosophies and objectives.

Our NEOs were:

William C. Carstanjen	William E. Mudd	Marcia A. Dall	Bradley K. Blackwell	Maureen Adams
Chief Executive Officer	President and Chief Operating Officer	Executive Vice President and Chief Financial Officer	Executive Vice President and General Counsel	Executive Vice President, Gaming Operations



Executive Summary

The Company has been creating extraordinary entertainment experiences for over 150 years, beginning with the Company's most iconic and enduring asset, the Kentucky Derby. Headquartered in Louisville, Kentucky, the Company has expanded through the acquisition, development, and operation of live and historical racing entertainment venues, the growth of the online wagering businesses, and the acquisition, development, and operation of regional casino gaming properties. Our long-term success depends on our ability to attract, engage, motivate and retain highly talented executives and key employees to achieve our strategic plans and deliver financial returns to shareholders over both the short-term and long-term. One of the key objectives of our executive compensation program is to link executives' pay to their performance and their advancement of the Company's long-term performance and business strategies. Other objectives include aligning the executives' interests with those of shareholders and encouraging high-performing executives to remain with the Company over the course of their careers. We believe that the amount of compensation for each NEO reflects each individual's extensive management experience, high performance and exceptional service to the Company and our shareholders. We also believe that the Company's compensation strategies have been effective in attracting executive talent and promoting performance and retention.

This CD&A describes the Company's executive compensation policies and programs and how these policies and programs apply to our NEOs. It also describes the actions and decisions of the Compensation Committee (or, in this CD&A and related tables, "Committee"), which oversees the executive compensation program and determines the compensation of the NEOs. A detailed discussion of the Committee's structure, roles and responsibilities, and related matters can be found under "Compensation Committee" on pages 19-21.

Our long-term incentive goals are based on operational results that the Committee believes help drive Company and shareholder success over multi-year performance periods. Certain metrics the Company uses for incentive purposes are as follows (Please refer to "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" in the Company's Form 10-K for the fiscal year ended December 31, 2024 for reconciliation of these metrics to the most directly comparable GAAP measures, and the discussion of the Company's Executive Annual Incentive Plan ("EAIP") beginning on page 45 and the Company's Executive Long-Term Incentive Plan ("ELTI") beginning on page 47):

- **Adjusted EBITDA**—Adjusted EBITDA used for compensation purposes under the EAIP in fiscal year 2024 was $1,159.2 million, which is approximately 106.5% of the Adjusted EBITDA target of $1,088.9 million under the EAIP;

- **Cash Flow Metric**—Cash Flow Metric for compensation purposes for the three-year performance for our 2022 performance stock units ("PSUs") under the ELTI was $1,969.9 million, exceeding by approximately 132.9% the Cash Flow target of $1,482.0 million under the ELTI; and

- **Total Shareholder Return**—Total Shareholder Return from January 1, 2022 to December 31, 2024, the three-year performance period for our 2022 PSUs under the Company's ELTI, was 19%.

We believe the Company's outstanding performance is further reflected in the key business metrics summarized in the table below.

	Fiscal Year 2019	Fiscal Year 2024	% Increase	5-Year Compound Annual Growth Rate (CAGR)
CHDN Stock Price	$68.60[1]	$133.54	95%	14%
Net Income attributable to Churchill Downs Incorporated (millions)	$ 140[2]	$ 427	205%	25%
Adjusted EBITDA (millions)[3]	$ 451	$ 1,159	157%	21%
Earnings Per Share (attributable to Churchill Downs Incorporated, diluted)	$ 1.72[1]	$ 5.68	230%	27%
Dividends Per Share	$0.291[1]	$ 0.409	41%	7%

(1) Amounts include adjustment for the 2023 stock split of Common Stock.

(2) Amount is related to continuing operations and excludes the loss from discontinued operations.

(3) See Appendix A of this Proxy Statement for a reconciliation of Adjusted EBITDA to net income, which is the most directly comparable financial measure calculated in accordance with GAAP.



2024 Highlights

In 2024, we delivered strong performance while continuing the execution of several organic investments that we believe will provide long-term sustainable value creation. We delivered strong growth in net revenue, operating income, net income, and Adjusted EBITDA compared to fiscal year 2023:

- Net revenue was $2.7 billion, up $272.6 million or 11.1%;

- Net income was $426.8 million, up $9.5 million or 2.3%;

- Adjusted EBITDA was $1.2 billion, up $135.3 million, or 13.2%[1];

- Cash from operations was $771.7 million, up $166.4 million or 27.5%.

(1) See Appendix A of this Proxy Statement for a reconciliation of Adjusted EBITDA to net income, which is the most directly comparable financial measure calculated in accordance with GAAP.

Live and Historical Racing Segment:

- Adjusted EBITDA was $574.6 million, up $99.2 million or 20.9% from fiscal year 2023.

- **Churchill Downs Racetrack**:

  — Churchill Downs Racetrack ran the 150th Kentucky Derby on the first Saturday of May, generating all-time record all-sources handle and all-time record Derby Week Adjusted EBITDA with nearly 157,000 fans gathered in person to watch the most exciting two minutes in sports.

  — We successfully completed the transformative Paddock Project prior to the 150th Kentucky Derby. This multi-year project fundamentally improves the entire venue for every guest and provides a foundation to further innovate for years to come.

  — We extended the agreement with NBC Sports to continue hosting the Kentucky Derby on NBC and Peacock through 2032.

  — We announced the Starting Gate Pavilion and Courtyard renovation to be open for the 151st Kentucky Derby.

- **Kentucky HRMs**:

  — **Owensboro Racing & Gaming**: Constructed a new HRM entertainment venue that opened in February 2025 in Owensboro, Kentucky.

  — **Marshall Yards Racing & Gaming**: Announced a new HRM entertainment venue near Paducah, Kentucky, that will open in the first quarter of 2026.

- **Virginia HRMs**:

  — **The Rose Gaming Resort**: Opened a world class entertainment resort in Dumfries, Virginia in November 2024 that includes 1,650 HRMs, eight bars and restaurants, and a hotel with over 100 rooms and event space.

  — **Richmond Expansion**: Announced plans to further expand the Richmond, Virginia HRM venue by 450 HRMs.

  — **Roseshire Henrico County**: Announced plans to open a new HRM entertainment venue in Henrico County, Virginia that will include 175 HRMs.

Wagering Services and Solutions Segment:

- Adjusted EBITDA was $165.6 million, up $33.5 million or 25.4% from fiscal year 2023.

- We expanded Exacta technology and product offerings to customers in new states and internationally.

- We monetized online sports betting market access in select states (Indiana, Kentucky, and Pennsylvania) with third parties.

Gaming Segment:

- Adjusted EBITDA was $506.9 million, up $18.3 million or 3.7% from fiscal year 2023.

- **Terre Haute Casino Resort**: Opened the Terre Haute Casino Resort in April 2024 and luxury 122-room hotel in May 2024 that includes over 1,000 slot machines, table games, a state-of-the-art retail sportsbook, a 400,000 square-foot entertainment venue, and several food and drink offerings.



All Other:

- We amended our senior secured credit agreement to extend the maturity date of our revolving credit facility and term loan A facility from 2027 to 2029 and to make certain other changes to our existing credit agreement.

- We repurchased $65.3 million of shares under our share repurchase program in 2024, based on trade date.

- We continued in our ESG efforts with the ongoing promotion of responsible gaming; initiatives at our properties to lessen energy and water usage, to decrease carbon emissions, and to responsibly manage waste; increasing investments in the communities in which we operate and supporting our teams through educational and leadership development; and increasing engagement with our shareholders.

The Company's five-year total shareholder return for 2024 was 97.6% compared to 94.9% for the Russell 1000 and 97.0% for the S&P 500. The preceding shareholder return calculations assume dividends are reinvested.

We remain committed to delivering strong financial results and long-term sustainable growth. Our businesses generate strong cash flow, and we have a solid balance sheet that supports our organic growth as well as strategic acquisitions that we believe will create long-term value for our shareholders.



Key 2024 Compensation Actions

- The primary elements of our total direct compensation program for the NEOs and a summary of the actions taken by the Committee during 2024 are set forth below.

Compensation Component	Link to Business and Talent Strategies	2024 Compensation Actions
Base Salary (Page 44)	• Competitive base salaries help attract and retain executive talent.	• Merit and market-based increases to each NEO.
Annual Cash Incentive (Page 45)	• Focus executives on achieving annual financial and non-financial results that are considered key indicators of financial and operational performance. • Annual cash incentives are earned based on achievement of Adjusted EBITDA and other strategic, operational and financial measures.	• Merit and market-based increases to Mr. Carstanjen's annual cash incentive target opportunities for 2024, with the remaining NEOs' target opportunities remaining the same as compared to 2023. • Annual cash incentive awards were earned at 149% of target due to strong Company and executive performance.
Long-Term Equity Incentive Compensation (Page 47)	• 2024 annual equity-based awards consist of PSUs and RSUs. • 2024 PSUs vest based on achievement of 2-year Cumulative Adjusted EBITDA and 3-year Cumulative Cash Flow metrics that are considered key indicators of long-term performance, with vesting adjusted based on relative total shareholder return ("TSR") performance to additionally incorporate a measure of shareholder value creation over the performance period. • RSUs provide focus on stock price growth and serve our talent retention objectives.	• All NEOs' target opportunities remained the same as compared to 2023. • The target value of the equity award mix is generally balanced between PSUs (50%) and RSUs (50%). • 2024 PSUs are subject to a multi-year performance period and will be earned based on goals relating to Adjusted EBITDA (weighted 50%) measured over the 2024-2025 performance period and Cash Flow (weighted 50%) measured over the 2024-2026 performance period, with a relative TSR modifier of +/- 25% for TSR performance over the 2024-2026 performance period. • RSUs vest over three years in equal annual installments.



Executive Compensation Philosophy and Core Principles

What We Do	What We Don't Do
✓ Generally Target Median Compensation Among Peer Group	✗ No Employment Agreements
✓ Executive Stock Ownership Guidelines	✗ No Re-pricing of SARs or Stock Options
✓ PSUs Vesting over Multi-year Performance Period	✗ No Excessive Perquisites
✓ Capped Bonus Payments under EAIP	✗ No Service Based Defined Benefit Pension Plans
✓ Capped PSU Vesting Levels	✗ No Excise Tax Gross Ups upon Change in Control
✓ Payouts Tied to Individual and Company Performance, with Majority of Payout Determined by Pre-Established Formula and Goal	
✓ Use of an Independent Compensation Consultant	
✓ Anti-Hedging Policy, Applicable to Directors and Employees	
✓ Annual Say-on-Pay Vote	

The fundamental philosophy of the Committee is to provide an executive compensation program that links pay to business strategy and performance in a manner that is effective in attracting, motivating and retaining key executives while also aligning the interests of the executives with the interests of shareholders over the long-term. To that end, the Committee evaluates the pay practices of its peers and generally considers the median of the peer group. In order to continue to support the Company's high-performance and entrepreneurial culture, the Company's key principles underlying the executive compensation program are to:

- Attract and retain executives with the skills and experience needed to successfully grow the Company and create value for shareholders;

- Create an entrepreneurial culture and mindset by de-emphasizing fixed pay (primarily salary) and focusing a significant percentage of compensation on at-risk pay elements (annual and long-term incentives); and

- Motivate and reward executives for achieving exceptional performance supportive of creating value for shareholders over the long-term.

The Committee will continue to evaluate its pay practices and, when it deems appropriate, adjust its pay practices to support these principles over time.

2024 "Say-on-Pay" Advisory Vote on Executive Compensation

The Committee monitors closely the results of the annual advisory "say-on-pay" vote and evaluates such results as one of the many factors considered in connection with the discharge of its responsibilities. In 2024, the Company provided shareholders a "say-on-pay" advisory vote on its executive compensation program, as disclosed in the Company's 2024 proxy statement. At the 2024 annual meeting of shareholders, approximately 98% of the votes cast for the "say-on-pay" proposal were in favor of our executive compensation program. We believe that this result indicates significant shareholder support for our executive compensation program, and therefore made no changes to our executive compensation program as a result of this vote. At the Annual Meeting, we are again holding an advisory vote on executive compensation and will continue to engage with our shareholders as we constantly consider further improvements to our executive compensation program.

Role of Management and Independent Advisors

The Committee meetings are regularly attended by the CEO, the Senior Vice President of Human Resources, the Vice President of Human Resources, and the General Counsel. The Committee may request the participation of management or outside consultants as it deems necessary or appropriate. The Committee regularly reports to the Board on compensation matters and annually reviews the CEO's compensation with the independent members of the Board.

The Committee also meets in executive session without any members of management, for the purpose of discussing and approving compensation for the CEO, as well as other topics. The CEO reviews the performance of, and makes



recommendations to, the Committee regarding total compensation to be paid to the Company's executive officers other than himself, including salary, annual bonus, and long-term incentive awards, as appropriate. Management also develops and presents to the Committee recommendations for the performance measures and targets to be used to evaluate annual performance incentives.

After the end of each fiscal year, the Committee conducts a review of the CEO's performance. As part of this process, the CEO provides a written assessment of the Company's performance. The Committee sets the compensation of the CEO in executive session after considering its assessment of the CEO's performance, including due consideration of the CEO's written assessment of the Company's performance. Neither the CEO nor any other members of management are present during this session.

The Committee has sole discretion, at the Company's expense, to retain and terminate independent advisors, including sole authority to approve the fees and retention terms for such advisors, if it shall determine the services of such advisors to be necessary or appropriate. Such advisors are engaged by, and report directly to, the Committee. Since March 2015, the Committee has retained Frederic W. Cook & Co., Inc. ("FW Cook") as its independent compensation consultant. The scope of the engagement of FW Cook includes:

- Assisting the Chair of the Committee in establishing appropriate agendas for the Committee meetings;

- Reviewing management reports and recommendations to the Committee related to executive compensation matters;

- Attending Committee meetings and providing the Committee with input and advice based on the advisor's broad experience with market practices, including a perspective regarding the competitive market;

- Assisting with the review of pay and performance and the evaluation of payouts under the Company's annual and long-term incentive programs;

- Assisting with the review and evaluation of non-employee director compensation;

- Assisting the Committee in identifying similarly-situated peer group companies;

- Providing the Committee and management with data on market practices for executive pay;

- On behalf of the Committee, assisting management with disclosures, including this CD&A;

- Providing updates to the Committee regarding regulatory developments; and

- Assisting the Committee in evaluating future equity grants and cash compensation for the NEOs, including the CEO.

FW Cook did not provide any services to the Company other than advising the Committee as provided above. The Committee assessed FW Cook's independence considering the SEC requirements and Nasdaq listing standards, and the Company determined that FW Cook's work did not raise any conflict of interest or independence concerns.

Factors Used to Evaluate Pay Decisions

The Company seeks to obtain and retain the services of executives who bring the skills, experience, and motivation deemed necessary to significantly expand the scope and scale of the Company's operations. Therefore, compensation decisions for individual executives are made based on a balance of many subjective factors as evaluated by the CEO in the case of his direct reports (with Committee review and approval) and the Committee in the case of the CEO. These factors include:

- The scope and responsibility of the executive's position and the perceived level of contribution;

- Internal comparisons among the executive's peers at the Company;

- Comparisons among the executive's peers at the peer group companies, generally with a target of median among peers;

- The recruitment and development of talent in a competitive market;

- Target annual incentive opportunities based on the Company's annual goals with regard to the executive's position, as approved by the Committee; and

- Long-term incentive opportunities driven by the perceived level of contribution expected of the executive toward achieving the Company's growth objectives.



Each element of compensation is evaluated independently based on the role of that component in achieving the Company's overall compensation objectives, with an emphasis on long-term incentives and retention.

In making executive pay decisions, the Committee considers the advice and experience of FW Cook, its independent advisor, and the CEO to evaluate the reasonableness of executive pay. While the Committee considers input from its independent advisor and the CEO, all of the decisions with respect to the Company's executive compensation programs are made by the Committee alone and may reflect factors and considerations other than the information and recommendations provided by management or its independent advisor. In addition, the CEO does not make recommendations with respect to his own compensation. The Committee determines pay levels and practices based on the talent needs of the organization as defined by our strategy of growing and diversifying revenues and with the guidance of the Committee's independent advisor.

The Committee believes that it is important for the Company to provide a competitive compensation program and the Committee, with the assistance of the Committee's independent advisor, conducts periodic reviews of compensation relative to similarly-situated businesses, which can lead to adjustments in compensation and program offerings. The compensation peer group was selected to represent a reasonable match to the Company in terms of size and business characteristics. The group consists of public, similarly sized gaming and entertainment companies, where the median net income and market capitalization approximate the Company's net income and market capitalization. The Company periodically reviews the peer group and adjusts, as deemed necessary, for continued appropriateness as a market reference for informing executive compensation levels. The Company's peer group for 2024 was as follows:

Fiscal 2024 Peer Group
Aristocrat Leisure Limited (ALL)
Boyd Gaming Corporation (BYD)
Caesars Entertainment, Inc. (CZR)
DraftKings Inc. (DKNG)
Flutter Entertainment PLC (FLTR)
Gaming and Leisure Properties Inc. (GLPI)
MGM Resorts International (MGM)
PENN Entertainment, Inc., Inc. (PENN)
Red Rock Resorts Inc. (RRR)
Light & Wonder, Inc. (LNW)
Wynn Resorts, Limited (WYNN)

The only change from the 2023 peer group was the removal of Sphere Entertainment Co (SPHR) (prior to Sphere being spun-off as a stand-alone public company, Madison Square Garden Entertainment Corp (MSGE) was the relevant peer company).

Non-Disclosure of Certain Metrics and Targets

The Company believes in transparency and strives to disclose as much information to shareholders as possible except in situations where we believe that providing full, or even limited, disclosure would be detrimental to the interests of the Company and our shareholders. We believe certain disclosures could provide our competitors with insight regarding confidential business strategies without meaningfully adding to our shareholders' understanding of the metric. Although we set compensation metrics and targets in advance of applicable performance periods, we do not disclose such metrics and targets in advance due to potential risk to the interests of the Company and our shareholders. We disclose such metrics and targets alongside actual performance in our annual filings following the completion of the applicable performance periods.



Components of Compensation

During 2024, the Company used multiple components to provide an overall compensation and benefits package designed to attract and retain the needed level of executive talent for the Company and to incentivize their performance. The Committee believes that the goals that were set for the executives and executive compensation are aligned with the interests of our investors to support enhancing long-term shareholder value. The following table sets forth the principal compensation elements of the Company's 2024 executive compensation program and how each element fits into the Company's overall compensation program and is supportive of the Company's executive compensation objectives.

	Motivation				
Element of Compensation	Attraction	Short-Term	Long-Term	Alignment with Stockholder Interests	Retention
Base Salary	✓	✓			✓
Annual Incentive Compensation	✓	✓		✓	✓
Long-Term Incentive Compensation	✓		✓	✓	✓

Base Salary

The Committee's philosophy is that base salaries should meet the objectives of attracting and retaining the executive talent needed to grow the business and create shareholder value. Upon promotion or other adjustment of responsibilities, executives receive base pay increases that are intended to be commensurate with their new role or responsibilities, the pay levels for colleagues at similar levels in the organization and market pay practices, with increases thereafter based on an assessment of performance and the competitive market.

Peer group market analyses were performed for each of the NEO positions, generally targeting the median compensation levels among our peer group.

Based on the above considerations, the Committee set the following base salaries for the NEOs for 2024:

Name	Position	2023 Base Salary ($)[1]	2024 Base Salary ($)[2][3]	Percent Increase
William C. Carstanjen	Chief Executive Officer	1,650,000	1,800,000	9%
William E. Mudd	President & COO	1,200,000	1,236,000	3%
Marcia A. Dall	EVP & CFO	892,500	919,275	3%
Bradley K. Blackwell	EVP & General Counsel	700,000	750,000	7%
Maureen Adams	EVP, Gaming Operations	625,000	643,750	3%

(1) Annual rate of base compensation shown as of December 31, 2023.

(2) Annual rate of base compensation shown as of December 31, 2024. Actual salaries paid in 2024 are shown in the 2024 Summary Compensation Table on page 53.

(3) Peer group market analyses were performed by FW Cook for each of the NEO positions, and NEO base salary levels were adjusted after considering those analyses. Consistent with the Company's compensation philosophy, certain adjustments were made with respect to the NEOs to better position their base salary compared to the peer group.



Executive Annual Incentive Plan

Our executive annual incentive plan is designed to motivate and reward our NEOs for achieving annual performance objectives by tying the majority of the EAIP award to attainment of a pre-established financial goal. We believe this program supports our "pay-for-performance" culture. 75% of the target EAIP award is determined formulaically based on corporate Adjusted EBITDA performance, and the remaining 25% is based on a qualitative assessment of the attainment of other financial, strategic, operational and individual goals established by the Committee.



The Committee utilized Adjusted EBITDA as elements in both the Company's EAIP and ELTI in recognition that Adjusted EBITDA is viewed as a core driver of the Company's performance and shareholder value creation. In designing the Company's executive compensation program, the Committee supplemented this measure with additional performance measures in order to strike an appropriate balance with respect to incentivizing top-line growth, profitability, non-financial business imperatives and shareholder returns over both the short-term and long-term horizons.

Financial Component (75%)

As noted above, 75% of the target EAIP payout was determined formulaically based on achievement of the annual Adjusted EBITDA (as defined in in Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations in the Form 10-K for the fiscal year ended December 31, 2024) target (the "Financial Component"). In February 2024, the Committee set an Adjusted EBITDA target of $1,088.9 million, which was set higher than the actual 2023 Adjusted EBITDA performance of $1,023.9 million. The Compensation Committee believed at the time that the performance targets were rigorous yet achievable, and therefore established the targets so that the targets would be achieved, at the target performance level, if the Company successfully executed against its operating plan for 2024. Consistent with the 2023 EAIP design, potential EAIP payouts for the Financial Component ranged from 0% to 200% (i.e., 0% to 150% of total target EAIP award) based on the achievement of the pre-established financial goal in accordance with the following table:

Percentage of Adjusted EBITDA Goal Achieved*	Percentage of Financial Component Awarded	Percentage of Total Target EAIP Award Awarded
Below 80%	0%	0%
80%	50%	37.5%
100%	100%	75%
110%	150%	112.5%
120%	200%	150%

*   Amounts in between based on interpolation between the points

In 2024, the actual Company performance was $1,159.2 million in Adjusted EBITDA, which was 106.5% of the target of $1,088.9 million. This performance resulted in a payout for each NEO at 132.3% of target for the Financial Component (i.e., 99% of the target EAIP award) as detailed below.

2024 Adjusted EBITDA Target (in millions)	2024 Actual Adjusted EBITDA (in millions)	Actual Performance as a percentage of Adjusted EBITDA Target	Percentage of Financial Component	Percentage of Total Target EAIP Award
$1,088.9	$1,159.2	106.5%	132.3%	99%



Qualitative Component (25%)

Pursuant to the EAIP, the Committee established secondary performance goals for the Company and its executives to be used to determine the vesting of the qualitative component under the EAIP, weighted 25% (the "Qualitative Component").

The Committee set performance goals for 2024, based upon a comprehensive assessment of the Company against its long-term strategic plan and its ability to achieve said goals with its current leadership team and key employees.

Individual performance by the NEOs (as measured by various factors, including, but not limited to, continued growth and diversification of the Company's asset portfolio, customer and employee satisfaction, and the completion of certain specified legislative and regulatory outcomes), and business unit performance led by the Company's key employees (as measured by, among other things, revenue performance) was also considered in evaluating the Company's performance, and determining the level of compensation deemed necessary to incent and reward the NEOs and key employees to continue to drive growth. These goals relate to the Company's overall financial goals, strategic goals, and business segment goals, respectively, with no specific weighting attributed to any one goal.

In evaluating 2024 performance, a few of the accomplishments that were considered to be significantly above target by the Committee included:

- The completion and opening of Terre Haute Casino Resort, a new casino and resort located in Terre Haute, Indiana, with the casino opening in April 2024 and the hotel opening in May 2024.

- The completion and opening of The Rose Gaming Resort, a new HRM facility and resort located in Dumfries, Virginia, in November 2024.

- The completion of the transformative Paddock redevelopment project at Churchill Downs Racetrack prior to the 150th Kentucky Derby in May 2024.

- The completion of the sale of 49% of the United Tote Company to the New York Racing Association.

- The ongoing capital management execution enabling the Company to fund capital projects, grow dividends, and buy back shares while maintaining one of the strongest balance sheets in the industry.

- The strengthening of relationships with investors and analysts that has created substantial support for long-term shareholder value creation.

- The expansion of our ESG efforts including the ongoing promotion of responsible gaming; initiatives at our properties to lessen energy and water usage, decrease carbon emissions, and responsibly manage waste; increasing investments in the communities in which we operate and supporting our teams through educational and leadership development; and increasing engagement with our shareholders.

- The ongoing strengthening of the Company's leadership team and development of team members with varied backgrounds across the Company to support long-term sustainable business growth.

In determining the EAIP payouts for the Qualitative Component, the Compensation Committee exercises its discretion to determine whether to payout at, above, or below the target opportunities based upon its review of the outcomes evaluated against Company and individual performance. The individual Qualitative Component awards for each NEO was equal to 200% of target (50% of total target EAIP award) made pursuant to the EAIP in recognition of the NEOs' respective roles in driving performance during the period ending December 31, 2024.



Summary of 2024 EAIP Awards

As noted above, the Company exhibited strong overall financial performance in 2024 and the NEOs were viewed by the Committee to be the primary parties responsible for the actual performance relative to the performance goals established with respect to 2024. The Committee, after considering the Company's overall performance, awarded the NEOs the total EAIP awards equal to 149% of target as shown in the table below and in the 2024 Summary Compensation Table in the column labeled "Non-Equity Incentive Plan Compensation."

Name	Target Incentive Award as a Percentage of Salary[1]	Target Incentive Award in ($)	Maximum Incentive Award as a Percentage of Salary	Maximum Incentive Award in ($)	Actual 2024 Incentive Award in ($)
William C. Carstanjen	250%	4,500,000	500%	9,000,000	6,714,460
William E. Mudd	125%	1,545,000	250%	3,090,000	2,305,298
Marcia A. Dall	110%	1,011,203	220%	2,022,405	1,508,817
Bradley K. Blackwell	100%	750,000	200%	1,500,000	1,119,077
Maureen Adams	90%	579,375	180%	1,158,750	864,487

(1)   Mr. Carstanjen's target incentive award as a percentage of salary was adjusted in 2024 from 175% to 250%. Consistent with the Company's compensation philosophy, adjustments were made to better position Mr. Carstanjen's target incentive compared to the peer group after consideration of the peer group compensation analysis performed by FW Cook.

Long-Term Incentives

The objective of the Company's long-term incentive compensation program is to support the entrepreneurial mindset desired of management by the Board of Directors by providing an opportunity to earn significant equity in the Company for achieving significant performance improvements.

The Company maintains the ELTI, pursuant to which the NEOs may earn variable equity payouts based upon the Company achieving certain key performance metrics. The purpose of the ELTI is to provide participants with a long-term incentive program that is designed to be market-competitive and provides long-term incentives on a regular, predictable, and annual basis. Eligible participants (as determined by the Committee) may be members of the Company's senior executive team and/or such other executives and key contributors as the Committee may designate from time to time. As and to the extent determined by the Committee as part of the annual compensation planning process for participants, the CEO will participate in the ELTI at a rate determined by the Committee. No individual will have an automatic right to participate in the ELTI.

The Committee and senior management monitor the Company's equity grant practices to evaluate whether such policies comply with governing regulations and are consistent with good corporate practices. When making regular annual equity grants, the Committee's practice is to approve them at its meeting in February of each year as part of the annual compensation review and after results for the preceding fiscal year become available. Because the Committee's regular meeting schedule is determined in the prior fiscal year, the proximity of any awards to other significant corporate events is coincidental. In addition, the Committee may make grants at any time during the year it deems appropriate, including with respect to new hires or transitions. A summary of the 2024 terms and applicable award opportunities, granted by the Committee to the NEOs, is provided below.

During the beginning of 2024, the CEO recommended employees (other than with respect to himself) to the Committee for participation in the ELTI for 2024 and their respective specific levels of proposed participation. Awards granted to eligible employees under the ELTI may be in the form of RSUs, PSUs, or both. To pursue the key objective of linking executive compensation with Company performance, the Committee generally aims to deliver at least 50% of the grant value of the 2024 awards as PSUs.

The Committee approved the 2024 RSU awards on February 8, 2024, and the PSU awards (for the 36-month performance period of January 1, 2024 through December 31, 2026) on March 7, 2024. The 2024 awards are as follows. The Committee



approved target LTI awards for the NEOs as follows: Mr. Carstanjen, $6,800,000; Mr. Mudd, $3,000,000; Ms. Dall, $2,200,000; Mr. Blackwell, $1,100,000; and Ms. Adams, $1,100,000. Once the target LTI awards were established, the number of shares subject the 2024 RSU awards and the 2024 PSU awards was determined based on the closing stock price as of February 8, 2024. The table below sets forth the number of shares subject to the RSUs and PSUs granted to each NEO, which were based on an allocation of approximately 50% RSUs and 50% PSUs. The table also reflects the grant date fair value of the RSUs and PSUs for accounting purposes. Because the accounting value for the PSUs is based on the Monte-Carlo simulation model using the stock price as of the PSU grant date of March 7, 2024, the grant date fair value of the PSUs for accounting purposes may differ from the target LTI award.

Executive Officer	RSUs		PSUs		Total	
	#	$[1]	#	$[2]	#	$[3]
William C. Carstanjen	27,645	3,400,335	27,643	3,185,026	55,288	6,585,361
William E. Mudd	12,198	1,500,354	12,196	1,405,223	24,394	2,905,577
Marcia A. Dall	8,946	1,100,358	8,944	1,030,528	17,890	2,130,886
Bradley K. Blackwell	4,473	550,179	4,472	515,264	8,945	1,065,443
Maureen Adams	4,473	550,179	4,472	515,264	8,945	1,065,443

(1) The grant date fair value of the time-vesting RSUs was calculated utilizing the closing price of the Company's Common Stock as of February 8, 2024 multiplied by the total number of time-vesting RSUs granted.

(2) The grant date fair value for the PSUs was calculated based on the probable achievement of the performance goals and a Monte-Carlo simulation model, which factors in the value of the relative TSR modifier (defined below) that is applied to the award before the share-based payment vests. The PSUs represent the target opportunity, and corresponding fair value, available to the grantees should the Company achieve the pre-determined performance metrics. Actual shares that vest pursuant to the PSUs may be more or less given the performance on the selected metrics discussed below.

(3) While the accounting value decreased year-over-year due to the impact of the Monte-Carlo simulation model, the target value of the long-term incentive awards for each NEO was consistent with the 2024 target values.

With respect to the PSU awards in the table above, performance will be based on the following three performance measures during the 36-month period from January 1, 2024 through December 31, 2026 (the "Performance Period"):

1) 2-Year Cumulative Adjusted Earnings before Interest, Tax, Depreciation and Amortization ("Adjusted EBITDA") (50% weight). Adjusted EBITDA measured during the two-year period beginning as of the start of the Performance Period relative to the pre-established goals set for such measurement period, will be derived from the Company's consolidated financial statements with any necessary adjustments similar to those described further below;

2) 3-Year Cumulative Cash Flow Metric ("Cash Flow Metric") (50% weight). Cumulative Cash Flow (i.e. the sum of the free cash flows from the annual periods ending December 31 of each of 2024, 2025, and 2026, respectively, where the Cash Flow Metric goals are set at the beginning of each of those three periods) will also be derived from the Company's consolidated financial statements with any necessary adjustments similar to those described further below; and

3) Relative Total Shareholder Return Modifier. The Company's TSR modifier will be determined by ranking the return on the Company's shares against those of the companies in the Russell 1000 index, in each case, over the Performance Period. The PSU awards determined by the Adjusted EBITDA and Cash Flow Metric performance goals described above will then be adjusted based on the Company's relative TSR performance, by increasing the PSU awards by 25% if the Company's TSR is in the top quartile of the Russell 1000 index, decreasing the PSU awards by 25% if the Company's TSR is in the bottom quartile of the Russell 1000 index, and providing no change to the PSU awards if the Company's TSR is in the middle two quartiles.

The maximum number of PSUs that can be earned for the Performance Period is 250% of target, with payout for each performance measure determined by a payout curve, as achievement that lies between two goals will be interpolated. At the end of the Performance Period, the Committee will review performance achieved on each pre-established performance measure.

With respect to the RSU awards, the RSUs vest in one third (1/3) increments on each of December 31, 2024, December 31, 2025, and December 31, 2026 respectively, subject to the executive's continued employment through the applicable vesting date or as otherwise provided for in the underlying award agreement.



With respect to the performance period and related PSU awards under the ELTI for January 1, 2022 through December 31, 2024, the actual performance was certified by the Committee at its February 2025 meeting (with a TSR at 19%, in the top 42% of the Russell 2000 over the performance period) as set forth below:

$ in Millions	Target	Maximum	Actual	% of Target	Projected Payout	Weighted Payout
2-year Cumulative Adjusted EBITDA:	$1,715.0	$2,058.0	$2,062.1	120.2%	200%	100%
3-year Cumulative Cash Flow Metric:	$1,482.0	$1,778.4	$1,969.9	132.9%	200%	100%
Total Weighted Payout:		200%				
TSR Modifier:		100%				
Target Multiplier:		100%				

- Adjusted EBITDA—as defined in Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations in the Form 10-K for the fiscal year ended December 31, 2024.

	2022	2023
Adj. EBITDA as reported in the 2024 Form 10-K	$ 763.6	$1,023.9
Calder Land Sale Adjustment	$ 274.6	N/A
Adjusted EBITDA for Compensation Purposes ($ in millions)	$1,038.2	$1,023.9

- Cash Flow Metric—Our cash flow metric is defined as Cash Flows from Operating Activities and Discontinued Operations in Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations in the Form 10-K for the fiscal year ended December 31, 2024, not including the impact from the change in restricted cash, plus distributions of capital from equity investments less capital maintenance expenditures.

$ in millions	2022	2023	2024
Cash Flow from Operating Activities	$510.8	$605.3	$771.7
Operating Activities of Discontinued Operations	$ 26.0	$ 0.5	$ 1.0
Capital Maintenance Expenditures	$ (50.2)	$ (77.7)	$ (83.6)
Change in Restricted Cash	$ (10.6)	$ 12.0[1]	$ 0.1
Calder Land Sale Adjustment	$279.0	N/A	N/A
Proceeds from Equity Transaction	N/A	N/A	$ (14.4)
Cash Flow Metric	$755.0	$540.1	$674.8

(1) Change in Restricted Cash excludes receipt of proceeds from the pending United Tote Company equity transaction.

- Total Shareholder Return—defined as the Company's stock price as of the end of the measurement period, assuming reinvestment of dividends, divided by the Company's stock price as of the beginning of the measurement period. The Company's Total Shareholder Return for the period January 1, 2022 through December 31, 2024 was 19%.



Based on the performance achievement as discussed above, the participating NEOs received PSUs as follows:

Name[1]	Target PSU Award	Target Multiplier	PSU Payout[1]
William C. Carstanjen	29,406	200%	58,812
William E. Mudd	13,368	200%	26,736
Marcia A. Dall	9,802	200%	19,604
Bradley K. Blackwell	4,902	200%	9,804
Maureen Adams	4,456	200%	8,912

(1) In 2025, the Committee offered the cash-settlement of the 2022 PSU awards to each NEO. Mr. Carstanjen, Mr. Mudd, Mr. Blackwell, and Ms. Adams accepted the Committee's offer to settle the awards in cash. Accordingly, in February 2025, the 2022 PSU awards were settled in cash after certification by the Committee that the Company achieved the required level of performance. The cash amounts paid to the participating NEOs with respect to the 2022 PSU awards were based upon the closing price of the Company's Common Stock on February 6, 2025 ($123.27 per share). Ms. Dall elected to receive settlement of the awards in Company Common Stock.

Executive Stock Ownership Guidelines

Our Board of Directors has adopted minimum stock ownership guidelines for our executive officers. The principal objective of the guidelines is to enhance the linkage between the interests of shareholders and our executive officers by requiring a meaningful, minimum level of stock ownership. The current guidelines provide that, within five (5) years of becoming subject to the stock ownership guidelines, our CEO should own shares valued at an amount equal to at least six times (6x) his base salary, our President & COO should own shares valued at an amount equal to at least four times (4x) his base salary, and our other executive officers should own shares valued at an amount equal to at least three times (3x) the executive's base salary. As of the Record Date, each NEO met or exceeded the guidelines or were within the five (5) year transition period.

Executive Officer	Ownership Guidelines	Met Guidelines
William C. Carstanjen	6x	✓
William E. Mudd	4x	✓
Marcia A. Dall	3x	✓
Bradley K. Blackwell	3x	✓
Maureen Adams	3x	Transition Period[1]

✓ = Met guidelines.

(1) Ms. Adams became an NEO in 2022 and will not be required to satisfy the Executive Stock Ownership Guidelines until July 2027.

Anti-Hedging Policy

Under the terms of the Company's Insider Trading Policy, our directors, officers and other employees are prohibited from engaging in hedging and monetization transactions and transactions that involve exchange-traded options or short sales of the Company's securities. Because hedging transactions might permit a director, officer or other employee to continue to own our securities without the full rewards and risks of ownership, such hedging transactions are prohibited.



Anti-Pledging and Margin Accounts Policy

Under the terms of the Company's Insider Trading Policy, our directors and officers are prohibited from pledging Company securities or holding Company securities in a margin account. A margin or foreclosure sale that occurs while a director or officer is aware of material non-public information may, under some circumstances, result in unlawful insider trading. Accordingly, pledging Company securities or holding Company securities in a margin account by our directors or officers are prohibited.

Clawback Policy

Under the terms of the Company's Policy on Recoupment of Incentive Compensation, the NEOs' incentive compensation is subject to "clawback" in the event of a restatement of the Company's financial statements due to material noncompliance, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period. Upon any such restatement, the amount to be recovered shall be the excess of the incentive-based compensation received by the NEO during the three fiscal years prior to the restatement based on the erroneous data and calculated without regard to any taxes paid or withheld, over the incentive-based compensation that would have been received by the NEO had it been calculated based on the restated financial information.

Deferred Compensation and Other Benefits

The Company's philosophy is to provide retirement and savings benefits to executives which are commonly provided by other public companies. The benefits available to executives include:

401(k). The Company maintains the Churchill Downs Incorporated 401(k) Retirement Plan (the "401(k) Retirement Plan"), which is a profit sharing plan that is intended to be a qualified retirement plan under Section 401(a) of the Internal Revenue Code (the "Code"). The 401(k) Retirement Plan allows all employees who meet the eligibility requirements to become participants. Participants may make salary deferral contributions pursuant to Section 401(k) of the Code up to limits prescribed by the plan and the Code. The Company makes matching contributions with respect to such salary deferrals at a rate of 100% on the first 3% of compensation deferred and 50% on deferrals in excess of 3% of compensation deferred but no more than 5% of compensation deferred. Salary deferral contributions and matching contributions are fully vested at all times. Participants are allowed to direct investment of their accounts under the 401(k) Retirement Plan into as many as 27 investment options. All assets of the 401(k) Retirement Plan are held in a trust that is intended to be qualified under Section 501 of the Code.

Equity Award Deferral Plan. The Company maintains the Amended and Restated Churchill Downs Incorporated Equity Award Deferral Plan (the "Deferral Plan"). Under the Deferral Plan, certain individual employees who are management or highly compensated employees of the Company may elect to defer settlement of equity awards granted to them pursuant to the 2016 Plan that are due to be earned and that would otherwise be settled with respect to a given year pursuant to the terms of an equity award agreement between the Company and such employees. In December 2024, the Deferral Plan was amended and restated in order to permit participants approved by the Committee to elect to have their earnings on their balances under the plan be calculated based on deemed investment allocations other than notional investments in Company Common Stock.

Please see the 2024 Nonqualified Deferred Compensation Table, on page 58, and the accompanying narrative below for further information regarding the Deferral Plan.

Allowances and Other Benefits. The Company's standard, non-cash executive benefits are Company-paid premiums on executive term life insurance and an optional supplemental long-term disability income plan for each NEO. These plans provide benefits which are similar to those provided to eligible employees, but extend the benefit levels to reflect the income of the executive officers. Occasionally a spouse or other guest may accompany executive officers on corporate aircraft when the aircraft is already scheduled for business purposes and can accommodate additional passengers. In those cases, there is no aggregate incremental cost to the Company and, as a result, no amount is reflected in the 2024 Summary Compensation Table for such instances.



Post-Termination Arrangements. The Committee believes that arrangements that provide benefits upon termination or a change in control of the Company support the goals of attracting and retaining qualified executives. Such benefits include clarifying the terms of employment and reducing the risks to the executive where the executive believes that either the Company may undergo a merger or be acquired. In addition, the Committee believes that such agreements align the interests of executives with the interests of shareholders if a qualified offer to acquire the Company is made, in that each of the executives would likely be aware of or involved in any such negotiation and it is to the benefit of shareholders to have the executives negotiating in the best interests of the Company without regard to their personal financial interests. The Committee has adopted forms of Executive Change in Control, Severance and Indemnity Agreements (the "Change in Control Agreements") applicable to the NEOs. The terms of the Change in Control Agreements were determined after considering market data and the input of the Committee's independent compensation consultant at the time. The Change in Control Agreements provide, subject to the Company receiving a general release of claims from the executive, severance benefits in the event the executive's employment is terminated (i) by the Company other than for "Cause" (as defined in the Change in Control Agreements) or due to "Disability" (as defined in the Change in Control Agreements) or death or (ii) by the executive for "Good Reason" (as defined in the Change in Control Agreement), with enhanced benefits for a termination in connection with a "Change in Control" (as defined in the Change in Control Agreement). All equity-based awards in effect at the time of termination for the aforementioned reasons will remain governed by the applicable plan or award agreement. The Change in Control Agreements do not provide for any tax gross-ups for excise taxes payable following a Change in Control.

Please see the "Potential Payments Upon Termination or Change of Control" section for a summary of the severance benefits payable to the NEOs under their applicable Change in Control Agreements.

Compensation Committee Report

The Committee has reviewed and discussed the information appearing above under the heading "Compensation Discussion and Analysis" with management and, based on that review and discussion, has recommended to the Board of Directors that the "Compensation Discussion and Analysis" section be included in this Proxy Statement and the Company's Annual Report on Form 10-K for the fiscal year ending December 31, 2024.

Compensation Committee of the Board of Directors:

Daniel P. Harrington, Chair
Douglas C. Grissom
Andréa Carter
Paul C. Varga
R. Alex Rankin, ex officio



2024 SUMMARY COMPENSATION TABLE

The following table provides information regarding compensation earned by our Chief Executive Officer, President & Chief Operating Officer, Executive Vice President and Chief Financial Officer, Executive Vice President and General Counsel and Executive Vice President, Gaming Operations (sometimes referred to in this proxy statement as the "Named Executive Officers" or "NEOs") in 2024, 2023 and 2022.

Name and Principal Position	Year	Base Salary ($)	Bonus ($)	Stock Awards ($)[1]	Non-Equity Incentive Plan Compensation ($)[2]	All Other Compensation ($)[3]	Total ($)
William C. Carstanjen Chief Executive Officer	2024	1,776,923	-0-	6,585,361	6,714,460	26,919	15,103,663
	2023	1,626,923	-0-	7,051,043	3,511,979	21,689	12,211,634
	2022	1,500,000	-0-	6,538,424	4,035,025	19,664	12,093,113
William E. Mudd President and Chief Operating Officer	2024	1,230,462	-0-	2,905,577	2,305,298	21,561	6,462,898
	2023	1,184,615	-0-	3,111,080	1,824,405	20,175	6,140,275
	2022	1,100,000	-0-	2,972,375	2,113,585	18,346	6,204,306
Marcia A. Dall Executive Vice President and Chief Financial Officer	2024	915,156	-0-	2,130,886	1,508,817	28,539	4,583,398
	2023	885,961	-0-	2,281,448	1,194,073	22,945	4,384,427
	2022	826,923	-0-	2,179,699	1,437,238	20,452	4,464,312
Bradley K. Blackwell Executive Vice President and General Counsel	2024	742,308	-0-	1,065,443	1,119,077	20,212	2,947,040
	2023	684,615	-0-	1,140,724	851,389	18,746	2,695,474
	2022	584,615	-0-	1,089,960	783,948	16,904	2,475,427
Maureen Adams Executive Vice President, Gaming Operations	2024	640,865	-0-	1,065,443	864,487	26,895	2,597,690
	2023	617,308	-0-	1,140,724	684,152	21,317	2,463,501
	2022	538,038	-0-	991,016	707,090	19,774	2,255,918

(1) In accordance with the SEC executive compensation disclosure rules, the amounts shown in 2024 for stock awards represent the grant date fair value of such awards determined in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718, Compensation—Stock Compensation ("FASB ASC Topic 718"), but disregarding the estimate of forfeitures, in connection with service-based RSUs and PSUs granted pursuant to the ELTI to each of our NEOs in 2024. The amounts included in the Stock Awards column for the PSUs granted during 2024 are calculated based on the probable satisfaction of the performance conditions for such awards as of the date of grant. Assuming the highest level of performance is achieved for the 2024 PSUs, the maximum value of such PSUs at the grant date would be as follows: Mr. Carstanjen—$7,819,514; Mr. Mudd—$3,449,944; Ms. Dall—$2,530,034; Mr. Blackwell—$1,265,017; and Ms. Adams—$1,265,017. See Note 10 to Consolidated Financial Statements included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2024 for a discussion of the relevant assumptions used in calculating the amounts reported for 2024.

(2) Amounts in this column represent payments for performance under the EAIP. The NEOs received their 2024 EAIP awards in February 2025.

(3) The table below shows the components of this column for 2024, which include the Company match for each individual's defined contribution plan contributions, life insurance premiums, and supplemental long-term disability insurance premiums.



ALL OTHER COMPENSATION FOR FISCAL YEAR ENDED DECEMBER 31, 2024

Name	Company Contributions Under Defined Contribution Plans[1] ($)	Life Insurance Premiums[2] ($)	Supplemental Long-Term Disability Insurance Premiums[3] ($)	Total All Other Compensation ($)
William C. Carstanjen	13,800	10,384	2,735	26,919
William E. Mudd	13,800	4,595	3,166	21,561
Marcia A. Dall	13,800	8,863	5,876	28,539
Bradley K. Blackwell	13,800	3,171	3,241	20,212
Maureen Adams	13,800	7,016	6,079	26,895

(1) This amount consists of Company contributions to 401(k) plans.

(2) The NEOs receive group life coverage equal to two times (2x) base salary with a $3 million maximum. The amounts in this column are the premiums for the NEOs' coverage.

(3) The NEOs receive long-term disability coverage equal to sixty percent (60%) of their base salary with a $10,000 per month maximum in the event of a long-term disability. The Company offers supplemental long-term disability income insurance to help fill the gap between the executive's regular monthly net income and the amount that would be paid under the Company's standard long-term disability insurance policy that is available to other salaried employees. The amounts in this column are the premiums for the NEOs' supplemental coverage paid by the Company.



GRANTS OF PLAN-BASED AWARDS FOR FISCAL YEAR ENDED DECEMBER 31, 2024

The grants in the following table are generally described in the CD&A, beginning on page 36.

Name	Grant Date	Estimated Future Payout under Non-Equity Incentive Plan Awards[1]			Estimated Future Payout under Equity Incentive Plan Awards[2]			All Other Stock Awards: Number of Shares of Stock or Units (#)[3]	Grant Date Fair Value of Stock Awards ($)
		Threshold ($)[4]	Target ($)	Max ($)	Threshold (#)	Target (#)	Max (#)		
William C. Carstanjen		1,687,500	4,500,000	9,000,000					
	02/08/2024							27,645	3,400,335
	03/07/2024				10,366	27,643	69,108		3,185,026
William E. Mudd		579,375	1,545,000	3,090,000					
	02/08/2024							12,198	1,500,354
	03/07/2024				4,574	12,196	30,490		1,405,223
Marcia A. Dall		379,201	1,011,203	2,022,405					
	02/08/2024							8,946	1,100,358
	03/07/2024				3,354	8,944	22,360		1,030,528
Bradley K. Blackwell		281,250	750,000	1,500,000					
	02/08/2024							4,473	550,179
	03/07/2024				1,677	4,472	11,180		515,264
Maureen Adams		217,266	579,375	1,158,750					
	02/08/2024							4,473	550,179
	03/07/2024				1,677	4,472	11,180		515,264

(1) Represents annual incentive bonus opportunities under the EAIP for each of the NEOs. See "Executive Annual Incentive Plan" beginning on page 45. Actual bonus payments for 2024 are listed under Non-Equity Incentive Plan Compensation in the 2024 Summary Compensation Table on page 53.

(2) Represents the PSUs granted under the ELTI to each of the NEOs, which vest based on the Company's performance with respect to Adjusted EBITDA for compensation purposes (measured over the 2024-2025 performance period) and a cash flow metric (measured over the 2024-2026 performance period). The vesting of these awards is also subject to a TSR modifier measured over the 2024-2026 performance period), which could increase or decrease the number of shares earned under an award by 25%, as more fully explained on pages 47-50.

(3) Represents RSUs granted under the ELTI to each of the NEOs, which are scheduled to vest over three years in equal annual installments (on December 31, 2024, December 31, 2025, and December 31, 2026), subject generally to the NEO's continued employment through the applicable vesting date.

(4) The EAIP threshold represents a 50% payout of the pre-established financial performance goal, which constitutes 75% of the target EAIP payout, based upon achievement of the minimum annual Adjusted EBITDA target. The individual performance goal has a range of 0% to 200% payout depending on achievement of goals, which constitutes the remaining 25% of the total EAIP payout and is not included in the threshold.



OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END FOR FISCAL YEAR ENDED DECEMBER 31, 2024

The following table provides information regarding unvested stock awards held by each of the NEOs on December 31, 2024. As of such date, none of our NEOs held any outstanding option awards.

Name	Stock Awards			
	Number of Shares or Units of Stock That Have Not Vested (#)[1]	Market Value of Shares or Units of Stock That Have Not Vested ($)[2]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)[3]	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)[2]
William C. Carstanjen	179,446	23,963,219	54,865	7,326,672
William E. Mudd	107,102	14,302,401	24,206	3,232,469
Marcia A. Dall	8,900	1,188,506	17,752	2,370,602
Bradley K. Blackwell	6,084	812,457	8,876	1,185,301
Maureen Adams	5,936	792,693	8,876	1,185,301

(1) Represent awards under the ELTI consisting of RSUs and PSUs for continued employment periods from January 1, 2023 - December 31, 2026, including the 2018 PSUs granted to Messrs. Carstanjen and Mudd which remain subject to time-based vesting. The 179,446 RSUs for Mr. Carstanjen vest as follows: 151,942 units on October 30, 2025; 18,289 units on December 31, 2025; and 9,215 units on December 31, 2026. The 107,102 RSUs for Mr. Mudd vest as follows: 94,966 units on October 30, 2025; 8,070 units on December 31, 2025; and 4,066 units on December 31, 2026. The 8,900 RSUs for Ms. Dall vest as follows: 5,918 units on December 31, 2025; and 2,982 units on December 31, 2026. The 6,084 RSUs for Mr. Blackwell vest as follows: 1,634 units on February 10, 2025; 2,959 units on December 31, 2025; and 1,491 units on December 31, 2026. The 5,936 RSUs for Ms. Adams vest as follows: 1,486 units on February 10, 2025; 2,959 units on December 31, 2025; and 1,491 units on December 31, 2026.

(2) Based on the December 31, 2024 closing price of CHDN of $133.54 per share.

(3) Represent awards under the ELTI consisting of PSUs for certain performance periods from January 1, 2023 through December 31, 2026, which are subject to vesting upon meeting the performance criteria at the end of each applicable performance period. The 54,865 PSUs for Mr. Carstanjen are subject to vesting on the following dates: 27,222 units on December 31, 2025 and 27,643 units on December 31, 2026. The 24,206 PSUs for Mr. Mudd are subject to vesting on the following dates: 12,010 units on December 31, 2025 and 12,196 units on December 31, 2026. The 17,752 PSUs for Ms. Dall are subject to vesting on the following dates: 8,808 units on December 31, 2025 and 8,944 units on December 31, 2026. The 8,876 PSUs for Mr. Blackwell are subject to vesting on the following dates: 4,404 units on December 31, 2025 and 4,472 units on December 31, 2026. The 8,876 PSUs for Ms. Adams are subject to vesting on the following dates: 4,404 units on December 31, 2025 and 4,472 units on December 31, 2026. For purposes of this table, the PSUs are reported assuming target performance.



STOCK VESTED FOR FISCAL YEAR ENDED DECEMBER 31, 2024

The following table provides information concerning vesting of stock awards during 2024 for each of the NEOs. None of our NEOs held any stock options during 2024.

	Stock Awards	
	Number of Shares Acquired on Vesting	Value Realized on Vesting[1]
William C. Carstanjen	238,845	$32,877,637
William E. Mudd	134,228	$18,641,673
Marcia A. Dall	28,790	$ 3,643,284
Bradley K. Blackwell	15,975	$ 2,001,169
Maureen Adams	13,989	$ 1,755,830

(1) The RSUs vested reflect the market value of the stock on the day the stock vested. In 2025, the Committee offered the cash-settlement of the 2022 PSU awards and Mr. Carstanjen, Mr. Mudd, Mr. Blackwell, and Ms. Adams accepted the Committee's offer to settle the awards in cash. Accordingly, in February 2025, the 2022 PSU awards for the participating NEOs were settled in cash after certification by the Committee that the Company achieved the required level of performance, based upon the closing price of the Company's Common stock on February 6, 2025 ($123.27 per share). Ms. Dall elected to receive settlement of the awards in Company Common Stock.

CHURCHILL DOWNS
INCORPORATED

NONQUALIFIED DEFERRED COMPENSATION FOR FISCAL YEAR ENDED DECEMBER 31, 2024

The following table provides information regarding the deferred settlement of RSUs granted to certain NEOs pursuant to the 2016 Plan, in accordance with the Deferral Plan adopted by the Company, effective January 1, 2020 and compensation that had been previously deferred by the NEOs pursuant to the terms of the Company's legacy nonqualified deferred compensation plan.

Name	Executive Contributions in Last Fiscal Year ($)[1]	Registrant Contributions in Last Fiscal Year ($)	Aggregate Earnings (Losses) in Last Fiscal Year ($)	Aggregate Withdrawals Distributions ($)	Aggregate Balance at Last Fiscal Year End ($)[1][2]
William C. Carstanjen					
Deferral Plan	-0-	-0-	(69,652)	-0-	9,402,548
Legacy Nonqualified Deferred Compensation Plan	-0-	-0-	-0-	-0-	-0-
William E. Mudd					
Deferral Plan	-0-	-0-	-0-	-0-	-0-
Legacy Nonqualified Deferred Compensation Plan	-0-	-0-	160,276	-0-	1,237,637
Marcia A. Dall					
Deferral Plan	-0-	-0-	(7,726)	-0-	1,046,567
Legacy Nonqualified Deferred Compensation Plan	-0-	-0-	60,999	-0-	401,723
Bradley K. Blackwell					
Deferral Plan	-0-	-0-	-0-	-0-	-0-
Legacy Nonqualified Deferred Compensation Plan	-0-	-0-	14,736	-0-	111,975
Maureen Adams					
Deferral Plan	-0-	-0-	-0-	-0-	-0-
Legacy Nonqualified Deferred Compensation Plan	-0-	-0-	12,025	-0-	83,593

(1) Amounts in this column represent the market value of RSUs which vested on December 31, 2024 but were elected to be deferred under the Deferral Plan. For purposes of this disclosure, market value is determined using the December 31, 2024 closing price of CHDN of $133.54 per share.

(2) Of the totals in this column, the following totals have been reported in the Summary Compensation Table for the previous three (3) years:

Name	2022 ($)	2023 ($)	2024 ($)[1]
William C. Carstanjen	2,474,923	1,358,161	-0-
William E. Mudd	-0-	-0-	-0-
Marcia A. Dall	275,432	-0-	-0-
Bradley K. Blackwell	-0-	-0-	-0-
Maureen Adams	-0-	-0-	-0-

(1) Amounts in this column represent the market value of RSUs which vested on December 31, 2024 but were elected to be deferred under the Deferral Plan. For purposes of this disclosure, market value is determined using the December 31, 2024 closing price of CHDN of $133.54 per share. For 2024, no NEO deferred any of their RSUs.



Under the Deferral Plan, an account has been established and maintained for each participant, and each participant's account has been credited with all RSUs and any applicable dividend equivalents allocated to such participant. In December 2024, the Deferral Plan was amended and restated in order to permit participants approved by the Committee to elect to have their earnings on their balances under the plan be calculated based on deemed investment allocations other than notional investments in Company common stock. A participant's account under the Deferral Plan will be settled on the earlier of: (i) the participant's separation from service with the Company or (ii) the date fixed in such participant's plan participation agreement.

The Nonqualified Deferred Compensation table above shows information about the Company's legacy nonqualified deferred compensation plan. In December 2019, this plan was frozen with respect to future contributions. Participants can elect to receive their deferred compensation balance (i) upon termination of employment through a lump sum payment or (ii) while employed by the Company provided that the initial distribution date is at least five (5) years from the initial participation date, in which case distributions may be made on a monthly basis or in a lump sum.



POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE OF CONTROL

The Company has entered into certain agreements and maintains certain plans that will require the Company to provide compensation to the NEOs in the event of a termination of employment. None of our compensation arrangements with our NEOs provide for single trigger vesting or severance benefit upon a change in control ("CIC") of the Company without a related or subsequent qualifying termination of employment. The amount of compensation payable to each NEO in each situation as of December 31, 2024 is listed in the table below.

Name	Cash Severance Payment ($)	Acceleration & Continuation of Equity Awards ($)[1]	Total Benefits ($)
William C. Carstanjen			
Involuntary or good reason termination	17,109,758	27,617,185[3]	44,726,943
Change in control without termination	-0-	-0-	-0-
Death or Disability	4,500,000[2]	27,617,185[4]	32,117,185
Involuntary or good reason termination within 2 years of a CIC	17,109,758	31,289,891[5]	48,399,649
William E. Mudd			
Involuntary or good reason termination	5,722,570	15,914,496[3]	21,637,066
Change in control without termination	-0-	-0-	-0-
Death or Disability	1,545,000[2]	15,914,496[4]	17,459,496
Involuntary or good reason termination within 2 years of a CIC	7,113,070	17,534,870[5]	24,647,940
Marcia A. Dall			
Involuntary or good reason termination	2,897,185	2,370,780[3]	5,267,965
Change in control without termination	-0-	-0-	-0-
Death or Disability	1,011,203[2]	2,370,780[4]	3,381,983
Involuntary or good reason termination within 2 years of a CIC	3,862,424	3,559,108[5]	7,421,532
Bradley K. Blackwell			
Involuntary or good reason termination	2,256,070	1,403,594[3]	3,659,664
Change in control without termination	-0-	-0-	-0-
Death or Disability	750,000[2]	1,403,594[4]	2,153,594
Involuntary or good reason termination within 2 years of a CIC	3,006,070	1,997,758[5]	5,003,828
Maureen Adams			
Involuntary or good reason termination	1,837,588	1,383,831[3]	3,221,419
Change in control without termination	-0-	-0-	-0-
Death or Disability	579,375[2]	1,383,831[4]	1,963,206
Involuntary or good reason termination within 2 years of a CIC	2,449,151	1,977,994[5]	4,427,145

(1) Represents the market value as of December 31, 2024 of stock awards accelerated or continued in each scenario. For purposes of this disclosure, market value is determined using the December 31, 2024 closing price of CHDN of $133.54 per share.

(2) Represents the pro rata bonus for the year of death or disability based on the target bonus the executive was eligible to receive for that year.



(3) Represents (i) continued vesting of all unvested RSUs as of the termination date, plus (ii) continued vesting of all PSUs based on performance through the entire performance period, pro-rated for the time the NEO was employed during that performance period. For purposes of this table, all PSUs values are based on target performance.

(4) Represents (i) accelerated vesting of all unvested RSUs as of the termination date, plus (ii) continued vesting of all PSUs based on performance through the entire performance period, pro-rated for the time the NEO was employed during that performance period. For purposes of this table, all PSUs values are based on target performance.

(5) Represents one hundred percent (100%) of all unvested RSU and PSU awards (based on to-date performance as of the termination date) granted under the 2016 Plan and the ELTI.

Non-Solicit Provisions

The NEOs each entered into an Executive Change in Control, Severance and Indemnity Agreement (the "Change in Control Agreements") with the Company. Pursuant to each of these agreements, each NEO is subject to a two-year non-solicitation period after the termination of their employment with the Company for any reason, during which they may not solicit any employee of the Company to leave employment with the Company or solicit any customer of the Company for the purpose of engaging in business with them that competes with the business engaged in by the Company.

Severance Benefits

The Change in Control Agreements provide for the following principal severance provisions upon termination by the Company without cause or by the executive upon constructive termination or for good reason (as defined in each agreement):

Mr. Carstanjen and Mr. Mudd. The Change in Control Agreement executed by Mr. Carstanjen and Mr. Mudd in 2018 provides that, upon termination by the Company without cause or by the executive upon constructive termination or for good reason, the executive will be entitled to receive (a) an amount in cash equal to, in the case of Mr. Carstanjen, 2 times and, in the case of Mr. Mudd, 1.5 times the sum of (x) the executive's annual base salary and (y) the amount of the executive's annual target bonus for the year in which the executive was terminated, (b) a lump sum amount equal to the prorated in-cycle bonus of executive's target bonus for the year in which the executive's termination of employment occurs, (c) treatment of all equity-based awards per the terms of the applicable plan, award or agreement, and (d) a lump sum cash payment equal to the total premiums for medical, dental and vision benefits for a three-month period.

Ms. Dall, Mr. Blackwell and Ms. Adams. The Change in Control Agreement executed by Ms. Dall in 2020, and Mr. Blackwell and Ms. Adams in 2022, provides that, upon termination by the Company without cause or by the executive upon constructive termination or for good reason, the executive will be entitled to receive (a) an amount in cash equal to 1.5 times the sum of (x) the executive's annual base salary and (y) the amount of the executive's annual target bonus for the year in which the executive was terminated, (b) treatment of all equity-based awards per the terms of the applicable plan, award or agreement, and (c) a lump sum cash payment equal to the total premiums for medical, dental and vision benefits for a three-month period.

Change in Control Benefits. The current agreements for the NEOs also provide for the following change in control provisions: if the executive is terminated within two years following a change in control, the NEO will receive severance as provided above, except that the salary and bonus severance multiple shall in each case be 2x.

In the event that any payments to any of the NEOs are subject to the excise tax imposed by Section 4999 of the Code, such payments shall be reduced to one dollar ($1) below the maximum amount of payments that will not be subject to such tax; provided, however, that the foregoing limitation shall not apply in the event the total payments to the NEO, on an after-tax basis, would exceed the after-tax benefits to the NEO if such limitation applied. The NEO shall bear the expense of any and all excise taxes due on any payments that are deemed to be "excess parachute payments" under Section 280G of the Code.



PAY RATIO

As required by Section 953(b) of the Dodd-Frank Wall Street Reform and Consumer Protection Act, we are providing the following disclosure about the relationship of the annual total compensation of our employees to the annual total compensation of Mr. Carstanjen, our Chief Executive Officer. To understand this disclosure, we think it is important to give context to our operations. Our business is seasonal and relies heavily on seasonal, part-time and hourly workers. In addition, our gaming business operation also employs many part time hourly employees. In total, approximately 76.4% of our workforce consists of hourly employees.

We strive to create a compensation program that is competitive in terms of both the position and the geographic location in which the employee is located. Accordingly, our pay structures vary among employees based on position and geographic location.

Identification of Median Employee

For 2024, we elected to use December 31, 2024 as the date on which to determine our median employee. As of December 31, 2024, we had approximately 8,879 employees. For purposes of identifying the median employee, we ran a report for all year-to-date taxable compensation for employees as of the selection date, and sorted by the total compensation.

Using this methodology, we determined our median employee was a full-time, hourly employee with an annual total compensation of $29,775. We used base cash compensation as our compensation measure as it is the principal form of compensation delivered to all of our employees and annualized compensation for full-time and part-time employees hired during 2024 who did not work an entire year. In determining the annual total compensation of the median employee, we calculated such employee's compensation in accordance with Item 402(c)(2)(x) of Regulation S-K as required pursuant to SEC executive compensation disclosure rules. This calculation is the same calculation used to determine total compensation for purposes of the 2024 Summary Compensation Table with respect to each of the NEOs.

Ratio (2024)

Median Annual Total Compensation (excluding CEO)	$ 29,775
CEO Annual Total Compensation	$15,103,663
Pay Ratio	507 to 1

SEC rules for identifying the median employee and calculating the pay ratio allow companies to apply various methodologies and assumptions and, as a result, the pay ratio reported by us may not be comparable to the pay ratio reported by other companies.



PAY VERSUS PERFORMANCE

Pursuant to Section 953(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act and Item 402(v) of Regulation S-K, the Pay Versus Performance Table (set forth below) is required to include "Compensation Actually Paid," as calculated per SEC disclosure rules, to the Company's principal executive officer ("PEO") and the Company's non-PEO NEOs, as noted below. "Compensation Actually Paid" represents a new required calculation of compensation that differs significantly from the Summary Compensation Table calculation of compensation, the NEO's realized or earned compensation, as well as from the way in which the Compensation Committee views annual compensation decisions, as discussed in the CD&A. The amounts in the table below are calculated in accordance with SEC rules and do not represent amounts actually earned or realized by NEOs, including with respect to RSUs and PSUs which remain subject to forfeiture if the vesting conditions are not satisfied.

Year[1]	Summary Compensation Table Total for PEO ($)[2]	Compensation Actually Paid to PEO ($)[3]	Average Summary Compensation Table Total for Non-PEO NEOs ($)[2]	Average Compensation Actually Paid to Non-PEO NEOs ($)[3]	Value of Initial Fixed $100 Investment Based On:[4]		Net Income (Loss) (in millions) ($)	Adjusted EBITDA (in millions)[6]
					Total Shareholder Return ($)[4]	Peer Group Total Shareholder Return ($)[5]		
2024	15,103,663	20,419,147	4,147,757	5,452,616	197.63	129.80	426.8	1,159.2
2023	12,211,634	27,983,078	3,920,919	6,776,749	199.12	114.83	417.3	1,023.9
2022	12,093,113	7,804,678	3,849,991	2,945,887	155.52	82.99	439.4	763.6
2021	13,755,283	43,164,399	4,490,694	10,733,870	176.65	115.80	249.1	627.0
2020	10,491,139	40,031,657	3,304,200	9,720,189	142.44	119.14	(81.9)	286.5

(1) Mr. Carstanjen served as the Company's PEO for the entirety of 2020, 2021, 2022, 2023, and 2024 and the Company's other NEOs for the applicable years were as follows:

  – 2024: William E. Mudd; Marcia A. Dall; Bradley K. Blackwell; and Maureen Adams
  – 2023: William E. Mudd; Marcia A. Dall; Bradley K. Blackwell; and Maureen Adams
  – 2022: William E. Mudd; Marcia A. Dall; Bradley K. Blackwell; and Maureen Adams
  – 2021: William E. Mudd; Marcia A. Dall; and Austin Miller
  – 2020: William E. Mudd; Marcia A. Dall; and Austin Miller

(2) Amounts reported in this column represent (i) the total compensation reported in the Summary Compensation Table for the applicable year in the case of Mr. Carstanjen and (ii) the average of the total compensation reported in the Summary Compensation Table for the applicable year for the Company's NEOs reported for the applicable year other than Mr. Carstanjen.

(3) To calculate "Compensation Actually Paid" under SEC disclosure rules, adjustments were made to the amounts reported in the Summary Compensation Table for the applicable year. Reconciliations of the adjustments for Mr. Carstanjen and for the average of the other NEOs are set forth in the tables below. Based on the required methodology for calculating "Compensation Actually Paid" under SEC disclosure rules, "Compensation Actually Paid" fluctuates most significantly based on changes in the Company's stock price during the vesting period of the award. Accordingly, the values shown as "Compensation Actually Paid" reflect the increase or decrease in the value of such equity awards based on our stock price performance and, for the years prior to vesting, do not reflect compensation actually realized or earned by the NEO. Accordingly, the "Compensation Actually Paid" reflected below includes values for equity awards that may not be earned due to failure to satisfy the vesting conditions or may be earned at levels that differ from the amounts reported below based on the stock price as of the vesting date. The assumptions used to calculate the fair value for purposes of determining the "Compensation Actually Paid" are consistent with the methodology used for calculating the grant date fair value for financial reporting purposes and, in the case of PSUs, are valued based on the probable achievement of the performance condition as of the applicable measurement date or, upon vesting, based on actual achievement.



	PEO ($)					Other NEOs Average ($)				
	2024	**2023**	**2022**	**2021**	**2020**	**2024**	**2023**	**2022**	**2021**	**2020**
Summary Compensation Table - Total Compensation	15,103,663	12,211,634	12,093,113	13,755,283	10,491,139	4,147,757	3,920,919	3,849,991	4,490,694	3,304,200
- Grant Date Fair Value of Stock Awards Granted in Fiscal Year	(6,585,361)	(7,051,043)	(6,538,424)	(6,986,731)	(7,057,084)	(1,791,837)	(1,918,494)	(1,808,263)	(1,976,295)	(1,889,018)
+ Fair Value at Fiscal Year-End of Outstanding and Unvested Stock Awards Granted in Fiscal Year	6,280,355	6,494,124	5,487,230	6,418,135	7,375,924	1,708,820	1,766,952	1,352,052	1,598,600	1,737,326
+/- Change in Fair Value of Outstanding and Unvested Stock Awards Granted in Prior Fiscal Years	(457,671)	9,671,750	(5,857,318)	20,661,694	21,626,016	(108,023)	1,711,587	(925,963)	4,333,577	4,607,234
+ Fair Value at Vesting of Stock Awards Granted in Fiscal Year That Vested During Fiscal Year	1,234,340	1,227,821	1,039,698	1,257,372	1,341,294	335,877	334,085	204,821	355,672	359,033
+/- Change in Fair Value as of Vesting Date of Stock Awards Granted in Prior Fiscal Years For Which Applicable Vesting Conditions Were Satisfied During Fiscal Year	4,843,821	5,428,792	1,580,379	8,058,646	6,254,368	1,160,023	961,700	273,249	1,931,623	1,601,412
- Fair Value as of Prior Fiscal Year-End of Stock Awards Granted in Prior Fiscal Years That Failed to Meet Applicable Vesting Conditions During Fiscal Year	—	—	—	—	—	—	—	—	—	—
= Compensation Actually Paid	20,419,147	27,983,078	7,804,678	43,164,399	40,031,657	5,452,616	6,776,749	2,945,887	10,733,870	9,720,189

(4) Pursuant to SEC rules, the comparison assumes $100 was invested on December 31, 2019. Historic stock price performance is not necessarily indicative of future stock price performance.

(5) The TSR Peer Group consists of the following peer group, which represents the same peer group used for our competitive compensation analysis, as described in "Factors Used to Evaluate Pay Decisions" in the CD&A.

- For 2024, the peer group included Aristocrat Leisure Limited (ALL); Boyd Gaming Corporation (BYD); Caesars Entertainment, Inc. (CZR); DraftKings Inc. (DKNG); Flutter Entertainment PLC (FLTR); Gaming and Leisure Properties Inc. (GLPI); MGM Resorts International (MGM); PENN Entertainment, Inc. (PENN); Red Rock Resorts Inc. (RRR); Light & Wonder, Inc. (LNW); and Wynn Resorts, Limited (WYNN). The peer group has been updated from the prior year peer group to reflect the removal of Sphere Entertainment Co (SPHR) from our 2024 peer group (prior to Sphere being spun-off as a stand-alone public company, Madison Square Garden Entertainment Corp (MSGE) was the relevant peer company). If we had continued using the same benchmarking peer group, the cumulative peer group TSR, assuming $100 invested in such peer group including reinvestment of dividends, would have been $119.14 for 2020, $115.26 for 2021, $82.47 for 2022, $114.12 for 2023, and $128.98 for 2024.
- For 2021, 2022, and 2023, the peer group included Aristocrat Leisure Limited (ALL); Boyd Gaming Corporation (BYD); Caesars Entertainment, Inc. (CZR); DraftKings Inc. (DKNG); Flutter Entertainment PLC (FLTR); Gaming and Leisure Properties Inc. (GLPI); Madison Square Garden Entertainment Corp (MSGE) (for 2023, subsequent to its selection as part of the peer group, this entity spun-off Sphere Entertainment Co (SPHR) into a stand-alone public company, with Sphere becoming the relevant peer company); MGM Resorts International (MGM); PENN Entertainment, Inc. (PENN); Red Rock Resorts Inc. (RRR); Light & Wonder, Inc. (LNW); and Wynn Resorts, Limited (WYNN).
- For 2020, the peer group included: Aristocrat Leisure Limited (ALL); Boyd Gaming Corporation (BYD); Caesars Entertainment Corp. (CZR); Eldorado Resorts Inc. (ERI); Flutter Entertainment PLC (FLTR); Gaming and Leisure Properties Inc. (GLPI); Madison Square Garden Company (MSG); MGM Resorts International (MGM); PENN National Gaming, Inc. (PENN); Red Rock Resorts Inc. (RRR); Scientific Games Corp (SGMS); and Wynn Resorts, Limited (WYNN). The TSR reflected for the TSR Peer Group for 2020 does not include returns for ERI or MSG due to trading information not being available for such companies after each ticker symbol no longer being traded.



(6) As noted in the CD&A, Adjusted EBITDA is viewed as a core driver of the Company's performance and shareholder value creation and, accordingly, the Compensation Committee utilized Adjusted EBITDA as elements in both the Company's Executive Annual Incentive Plan and Executive Long-Term Incentive Plan. Adjusted EBITDA represents earnings before interest, taxes, depreciation and amortization, as further adjusted as described in Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations in the Form 10-K for the year ended December 31, 2024.

Relationship Between Pay and Performance

We believe the "Compensation Actually Paid" in each of the years reported above and over the multi-year cumulative period are reflective of the Compensation Committee's emphasis on "pay-for-performance" as the "Compensation Actually Paid" fluctuated year-over-year, primarily due to the result of our stock performance and our varying levels of achievement against pre-established performance goals under our annual incentive program and PSU awards, including our Adjusted EBITDA performance.

Because of the focus of our executive compensation program towards long-term incentives through grants of PSUs and RSUs, the "Compensation Actually Paid" is most significantly impacted by changes in our stock price over the vesting period of the awards. In addition, this Pay Versus Performance disclosure is significantly impacted by the 7-Year Grants (as defined below). As further described in the Company's Definitive Proxy Statement, filed with the SEC on March 13, 2019, on October 30, 2018, the Compensation Committee granted special, meaningful, stock unit awards (the "7-Year Grants") to Messrs. Carstanjen and Mudd in the form of PSUs and RSUs. The 7-Year Grants were awarded to Messrs. Carstanjen and Mudd in recognition of the leadership and unique skills of these executives and to strengthen the retentive aspect of the Company's executive compensation program in light of the expectation that there would be increased solicitation of Messrs. Carstanjen and Mudd for alternative employment opportunities. The 7-Year Grants were designed around three key elements: (1) inclusion of robust performance goals designed to reinforce the Company's pay for performance philosophy, with no payout under the PSUs unless the Company's TSR outperformed the median of the Russell 2000; (2) linkage to the Company's share price appreciation and shareholder interests through a stock-settled award with 67% of the PSUs vesting based on our relative TSR performance and the value of the award subject to continued fluctuations in the Company's stock price over the 7-year vesting period; and (3) appropriate leverage to provide a meaningful compensation opportunity while not promoting excessive risk-taking. Because the 7-Year Grants are not eligible for full vesting until the seventh anniversary of the grant date, the Pay Versus Performance disclosure will be impacted by stock price fluctuations over the course of the term of the award.

Sixty-seven percent (67%) of the 7-Year Grants were in the form of PSUs, with vesting based on the Company's relative TSR performance versus the Russell 2000 over the three-year performance period (October 30, 2018 through October 29, 2021) and vesting occurring thereafter in twenty-five percent (25%) annual increments over four years based on the executive's continued service through such date, beginning on the fourth anniversary of the grant date, totaling seven years to be fully vested.

The relationship between compensation paid and the pay of our NEOs is further explained below:

- *Relationship Between "Compensation Actually Paid" to the PEO and Average Other NEOs and the Company's Cumulative TSR*—As calculated in accordance with the SEC disclosure rules, Mr. Carstanjen's "Compensation Actually Paid" was impacted by the effect of the increase in 2020, 2021, and 2023, and the slight decline in 2022 and 2024, in the Company's stock price on Mr. Carstanjen's 7-Year Grant. Similarly, the other NEOs' "Compensation Actually Paid" was impacted primarily by the effect of the change in stock price on Mr. Mudd's 7-Year Grant. This relationship is further illustrated in the following chart which shows the alignment between our "Compensation Actually Paid" and TSR performance.





- *Relationship Between "Compensation Actually Paid" to the PEO and Average Other NEOs and the Company's Net Income and Adjusted EBITDA—*The "Compensation Actually Paid" to our NEOs is impacted by net income through the use of Adjusted EBITDA as a component in both the Company's Executive Annual Incentive Plan and Executive Long-Term Incentive Plan. The relationship between "Compensation Actually Paid" and the Company's net income and Adjusted EBITDA performance is further illustrated in the following chart:





- *Relationship Between the Company's TSR and the Peer Group TSR*—Over the 2020 to 2024 time period, the Company's TSR has consistently outperformed the Peer Group TSR each year, as illustrated in the following chart:



Financial Performance Measures

As described in greater detail in the CD&A, our approach to executive compensation is designed to (i) attract and retain executives with the skills and experience needed to successfully grow the Company and create value for shareholders; (ii) create an entrepreneurial culture and mindset by de-emphasizing fixed pay (primarily salary) and focusing a significant percentage of compensation on at-risk pay elements (annual and long-term incentives); and (iii) motivate and reward executives for achieving exceptional performance supportive of creating value for shareholders over the long-term. Because of the focus of our executive compensation program towards long-term incentives through grants of PSUs and RSUs, our executive compensation program is designed to be strongly aligned with the interests of our shareholders and our executive compensation program is most significantly impacted by changes in our stock price.

Our executive compensation program is also designed so that compensation is tied to our performance against pre-established financial measures. The most important financial measures used by the Company to link "Compensation Actually Paid" (as defined by SEC rules) to the Company's NEOs for the most recently completed fiscal year to the Company's performance are:

- Adjusted EBITDA

- Multi-Year Cumulative Adjusted EBITDA

- 3-Year Cumulative Cash Flow

- Multi-Year Relative Total Shareholder Return



EQUITY COMPENSATION PLAN INFORMATION[1]

Plan Category	(a) Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	(b) Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	(c) Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a))
Equity compensation plans approved by security holders[2]	922,132[3][4]	-0-	3,174,680[5]
Equity compensation plans not approved by security holders	-0-	-0-	-0-
Total	922,132	-0-	3,174,680

(1) This table provides information, as of December 31, 2024, about CHDN Common Stock that may be issued upon the exercise of options and settlement of other equity awards under all compensation plans under which equity securities are reserved for issuance.

(2) The equity compensation plans of the Company which have been approved by the shareholders of the Company and pursuant to which equity securities are authorized for issuance are the Churchill Downs Incorporated 2000 Employee Stock Purchase Plan ("Stock Purchase Plan") and the 2016 Plan.

(3) Includes 124,973 PSUs and 450,730 RSUs (including the 2018 PSUs granted to Messrs. Carstanjen and Mudd which remain subject to time-based vesting) that were outstanding on December 31, 2024 under the 2016 Plan. For purposes of this table, we have included the number of shares issuable under outstanding PSUs assuming performance targets are achieved. Please see the CD&A for further information regarding the 2024 PSUs, including performance metrics applicable to such awards.

(4) Because each participant in the Stock Purchase Plan has one option each plan year and that option consists of the number of shares which can be purchased, through exercise, at the end of the plan year using compensation deductions made throughout the plan year, no outstanding options, warrants or rights for a specific number of the Company's securities to be issued upon exercise existed at December 31, 2024 and, therefore, none are included in this total for the Stock Purchase Plan.

(5) Of this total, as of December 31, 2024, 996,677 shares of Common Stock of the Company remained available for future issuance under the Stock Purchase Plan and 2,178,003 shares of Common Stock of the Company remained available for future issuance under the 2016 Plan. Stock awards under the 2016 Plan will be counted against the maximum number of shares as to which stock awards may be granted on a ratio of 1-to-1.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The Company has adopted written policies and procedures for identifying and approving or ratifying related person transactions. The policies and procedures cover all related person transactions required to be disclosed under Item 404 (a) of Regulation S-K. The Audit Committee is responsible for applying the policies and procedures. In evaluating related person transactions, the Audit Committee considers all factors it deems appropriate, including without limitation, whether the related person transaction is on terms no less favorable than terms generally available to an unaffiliated third party under the same or similar circumstances, the extent of the related person's interest in the transaction, and whether products or services of a similar nature, quantity, or quality are readily available from alternative sources.

Directors of the Company may from time to time own or have interests in horses racing at the Company's tracks. All such races are conducted, as applicable, under the regulations of the Kentucky Horse Racing Commission, the Louisiana State Racing Commission, the Ohio State Racing Commission, the Maryland Racing Commission, the Virginia Racing Commission, and the Pennsylvania State Horse Racing Commission, and no director receives any extra or special benefit with regard to having his or her horses selected to run in races or in connection with the actual running of races.

In its ordinary course of business, the Company may enter into transactions with certain of its officers and directors for the sale of personal seat licenses and suite accommodations at its racetracks, and tickets for its live racing events. The Company believes that each such transaction has been on terms no less favorable for the Company than could have been obtained in a transaction with a third party and no such person received any extra or special benefit in connection with such transactions.

On January 2, 2024, the Company closed on a privately negotiated transaction entered into with CDI Holdings, LLC, an affiliate of The Duchossois Group, Inc. ("TDG") on December 18, 2023 to repurchase 1,000,000 shares of the Company's Common Stock from TDG at a price per share equal to $123.75, for an aggregate purchase price of $123.75 million.

Other than as described above, since January 1, 2024, no transaction was identified as a related party transaction.



DELINQUENT SECTION 16(a) REPORTS

Section 16(a) of the Exchange Act requires that the Company's directors, executive officers and persons who beneficially own more than ten percent (10%) of the Company's Common Stock file certain reports with the SEC with regard to their beneficial ownership of the Common Stock. The Company is required to disclose in this Proxy Statement any failure to file or late filings of such reports. Based solely on our review of the forms filed with the SEC or written representations from certain reporting persons received by us, we believe that our directors, officers and persons who own more than ten percent (10%) of the Company's Common Stock have complied with all applicable filing requirements.



MULTIPLE SHAREHOLDERS SHARING THE SAME ADDRESS

The SEC has adopted rules that permit companies and intermediaries (e.g., brokers) to satisfy the delivery requirements for proxy statements with respect to two or more shareholders sharing the same address by delivering a single Proxy Statement or Notice addressed to those shareholders. This process, which is commonly referred to as "householding," potentially means extra convenience for shareholders and cost savings for companies.

At this time, one or more brokers with accountholders who are Company shareholders will be "householding" our proxy materials. A single Proxy Statement or Notice will be delivered to multiple shareholders sharing an address unless contrary instructions have been received from the affected shareholder. Once you have received notice from your broker that they will be "householding" communications to your address, "householding" will continue until you are notified otherwise or until you revoke your consent. If, at any time, you no longer wish to participate in "householding" and would prefer to receive a separate Proxy Statement or Notice, please notify your broker. You may direct your written request for a copy of the Proxy Statement or Notice to Churchill Downs Incorporated, Attn: Joseph Quinn, 600 N. Hurstbourne Parkway, Ste. 400, Louisville, Kentucky 40222, or at (502) 636-4400. If your broker is not currently "householding" (i.e., you received multiple copies of the Company's Proxy Statement or Notice), and you would like to request delivery of a single copy, you should contact your broker.



PROPOSALS BY SHAREHOLDERS

Any shareholder proposal that may be included in the Board of Directors' Proxy Statement and proxy for presentation at the annual meeting of shareholders to be held in 2026 must be received by the Company at the principal executive office at 600 N. Hurstbourne Parkway, Ste. 400, Louisville, Kentucky 40222, Attention of the Secretary, no later than November 13, 2025. Pursuant to the Company's Amended and Restated Bylaws, proposals of shareholders intended to be presented at the Company's 2026 annual meeting of shareholders, but not included in the Proxy Statement, must be received by the Company at the principal executive offices of the Company not less than 90 nor more than 120 days prior to the anniversary date of the immediately preceding annual meeting of shareholders. Accordingly, any shareholder proposals intended to be presented at the 2026 annual meeting of shareholders of the Company must be received in writing by the Company at its principal executive offices no later than January 22, 2026, and no sooner than December 23, 2025 and otherwise comply with the requirements set forth in the Company's Amended and Restated Bylaws. Any proposal submitted before or after those dates will be considered untimely, and the Chairman shall declare that the business is not properly brought before the meeting and such business shall not be transacted at the annual meeting. In addition to satisfying the foregoing requirements under the Company's Amended and Restated Bylaws, shareholders who intend to solicit proxies in support of director nominees other than the management's nominees at the Company's 2026 annual meeting of shareholders must provide notice that sets forth the information required by Rule 14a-19 under the Exchange Act no later than February 23, 2026.

By Order of the Board of Directors

R. ALEX RANKIN
Chairman
BRADLEY K. BLACKWELL
Executive Vice President and
General Counsel,
Secretary

Louisville, Kentucky
March 13, 2025

PLEASE VOTE BY TELEPHONE OR OVER THE INTERNET
IF YOU CANNOT ATTEND VIRTUALLY



APPENDIX A

We use non-GAAP measures, including Adjusted EBITDA (earnings before interest, taxes, depreciation and amortization). We believe that the use of Adjusted EBITDA as a key performance measure of results of operations enables management and investors to evaluate and compare from period to period our operating performance in a meaningful and consistent manner. Our chief operating decision maker utilizes Adjusted EBITDA to evaluate segment performance, develop strategy, and allocate resources. Adjusted EBITDA is a supplemental measure of our performance that is not required by, or presented in accordance with, GAAP. Adjusted EBITDA should not be considered as an alternative to, or more meaningful than, net income (as determined in accordance with GAAP) as a measure of our operating results.

Adjusted EBITDA is defined as earnings before interest, taxes, depreciation and amortization, adjusted for the following:

Adjusted EBITDA includes our portion of EBITDA from our equity investments and the portion of EBITDA attributable to a noncontrolling interest.

Adjusted EBITDA excludes:

- Transaction expense, net which includes:
    - Acquisition, disposition, and property sale related charges;
    - Direct online Sports and Casino business exit costs; and
    - Other transaction expense, including legal, accounting, and other deal-related expense;
- Stock-based compensation expense;
- Rivers Des Plaines' impact on our investments in unconsolidated affiliates from:
    - The impact of changes in fair value of interest rate swaps; and
    - Legal reserves, recapitalization and transaction costs;
- Asset impairments;
- Gain on property sales;
- Legal reserves;
- Pre-opening expense; and
- Other charges, recoveries, and expenses

As of December 31, 2021, Arlington International Racecourse ("Arlington") ceased racing and simulcast operations and the property was sold on February 15, 2023 to the Chicago Bears. Arlington's results and exit costs in 2022 and 2023 are treated as an adjustment.

On June 26, 2023, the Company's management agreement for Lady Luck in Farmington, Pennsylvania expired and was not renewed.



Reconciliation of Net Income to Adjusted EBITDA:

(in millions)	Years Ended December 31,		
	2024	2023	2022
Net income attributable to Churchill Downs Incorporated	$ 426.8	$ 417.3	$ 439.4
Net income attributable to noncontrolling interest	2.3		2.3
Net income	429.1	417.3	439.4
Adjustments:			
Depreciation and amortization	199.1	169.0	113.7
Interest expense	289.8	268.4	147.3
Income tax provision	144.1	144.5	169.4
Stock-based compensation expense	36.1	32.9	31.8
Legal reserves	—	(1.2)	3.8
Pre-opening expense	29.6	18.6	13.2
Arlington exit costs	—	9.4	5.7
Other expense, net	4.2	7.0	1.7
Transaction (benefit) expense, net	(12.1)	4.8	42.1
Asset impairments	3.9	24.6	38.3
Other income, expense:			
Interest, depreciation and amortization expense related to equity investments	42.0	40.2	42.8
Changes in fair value of Rivers Des Plaines' interest rate swaps	—	—	(12.6)
Rivers Des Plaines' legal reserves and transactions costs	0.3	—	0.6
Other charges and recoveries, net	(6.9)	2.4	1.0
Gain on the sale of assets	—	(114.0)	(274.6)
Total adjustments	730.1	606.6	324.2
Adjusted EBITDA	$1,159.2	$1,023.9	$ 763.6

(in millions)	Year Ended December 31, 2019
Comprehensive income attributable to Churchill Downs Incorporated	$137.5
Net loss attributable to noncontrolling interest	0.3
Net income before noncontrolling interest	137.2
Loss from discontinued operations, net of tax	2.4
Income from continuing operations, net of tax	139.6
Adjustments to continuing operations:	
Depreciation and amortization	96.4
Interest expense	70.9
Income tax provision	56.8
Stock-based compensation expense	23.8
Legal Reserves	3.6
Other charges	0.4
Pre-opening expense	5.1
Other income, expense:	
Interest, depreciation and amortization expense related to equity investments	32.6
Other charges and recoveries, net	(0.2)
Changes in fair value of Midwest Gaming's interest rate swaps	12.4
Midwest Gaming's recapitalization and transaction costs	4.7
Transaction expense, net	5.3
Total adjustments	311.8
Adjusted EBITDA	$451.4

CHURCHILL DOWNS
INCORPORATED

APPENDIX B

CHURCHILL DOWNS INCORPORATED
2025 OMNIBUS STOCK AND INCENTIVE PLAN

1. *Purpose.* The purpose of the Churchill Downs Incorporated 2025 Omnibus Stock and Incentive Plan (the "*Plan*") is to attract and retain employees and non-employee directors for Churchill Downs Incorporated and its Subsidiaries and to provide such persons with incentives and rewards for superior performance.

2. *Definitions.* As used in this Plan, the following terms shall be defined as set forth below:

2.1. "*Award*" means any Option, Stock Appreciation Right, Restricted Shares, Restricted Share Units, Performance Shares, Performance Units, Other Share-Based Award, or Performance Cash granted under the Plan.

2.2. "*Award Agreement*" means an agreement, certificate, resolution or other form of writing or other evidence approved by the Committee which sets forth the terms and conditions of an Award. An Award Agreement may be in an electronic medium, may be limited to a notation on the Company's books and records and, if approved by the Committee, need not be signed by a representative of the Company or a Participant.

2.3. "*Base Price*" means the price to be used as the basis for determining the Spread upon the exercise of a Freestanding Stock Appreciation Right. Except in the case of a Substitute Award, in no case shall the Base Price be less than the Fair Market Value on the Grant Date of the Freestanding Stock Appreciation Right.

2.4. "*Board*" means the Board of Directors of the Company.

2.5. "*Change in Control"* means the first to occur of the following events:

(a) the acquisition, directly or indirectly, by any individual, entity or group (within the meaning of Section 13(d)(3) or 14(d)(2) of the Exchange Act) (a "*Person*") of beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of more than 50% of either the then outstanding voting securities of the Company (the "*Outstanding Company Common Stock*") or the combined voting power of the then outstanding voting securities of the Company entitled to vote generally in the election of directors (the "*Outstanding Company Voting Securities*"); provided, however that for purposes of this subsection (a), the following acquisitions shall not constitute a Change in Control: (w) any acquisition directly from the Company, (x) any acquisition by the Company or any of its subsidiaries, (y) any acquisition by any employee benefit plan (or related trust) sponsored or maintained by the Company or any corporation controlled by the Company, or (z) any acquisition by any corporation pursuant to a transaction which complies with clauses (A), (B) and (C) of subsection (c) of this definition;

(b) during any twenty-four (24) month period, individuals who, as of the beginning of each period, constitute the Board (the "*Incumbent Board*") cease for any reason to constitute at least a majority of the Board; provided, however, that any individual becoming a director subsequent to the Effective Date whose election, or nomination for election by the Company's shareholders, was approved by a vote of at least a majority of the directors then comprising the Incumbent Board shall be considered as though such individual were a member of the Incumbent Board, but excluding, for this purpose, any such individual whose initial assumption of office occurs as a result of an actual or threatened election contest with respect to the election or removal of directors or other actual or threatened solicitation of proxies or consents by or on behalf of a Person other than the Board;

(c) consummation of a reorganization, merger or consolidation or sale or other disposition of all or substantially all of the assets of the Company or the acquisition of assets of another entity (a "*Corporate Transaction*"), in each case, unless, immediately following such Corporate Transaction, (A) all or substantially all of the individuals and entities who were the beneficial owners, respectively, of the Outstanding Company Common Stock and Outstanding Company Voting Securities immediately prior to such Corporate Transaction beneficially own, directly or indirectly, more than 50% of, respectively, the then-outstanding shares of common stock and the combined voting power of the then-outstanding voting securities entitled to vote generally in the election of directors, as the case may be, of the corporation resulting from such Corporate Transaction (including, without limitation, an entity which as a result of such transaction owns the Company or all or substantially all of the Company's assets either directly or through one or more subsidiaries) in substantially the same



proportions as their ownership, immediately prior to such Corporate Transaction, of the Outstanding Company Common Stock and Outstanding Company Voting Securities, as the case may be, (B) no Person (excluding any corporation resulting from such Corporate Transaction or employee benefit plan (or related trust) of the Company or such corporation resulting from such Corporate Transaction) beneficially owns, directly or indirectly, 50% or more of, respectively, the then-Outstanding Company Common Stock resulting from such Corporate Transaction or the Outstanding Company Voting Securities resulting from such Corporate Transaction, except to the extent that such ownership existed prior to the Corporate Transaction, and (C) at least a majority of the members of the Board resulting from the Corporate Transaction were members of the Incumbent Board at the time of the execution of the initial plan or action of the Board providing for such Corporate Transaction; or

(d) approval by the shareholders of the Company of a complete liquidation or dissolution of the Company.

Solely with respect to any award that constitutes "deferred compensation" subject to Section 409A of the Code and that is payable on account of a Change in Control (including any installments or stream of payments that are accelerated on account of a Change in Control), a Change in Control shall occur only if such event also constitutes a "change in the ownership", "change in effective control", and/or a "change in the ownership of a substantial portion of assets" of the Company as those terms are defined under Treasury Regulation §1.409A-3(i)(5), but only to the extent necessary to establish a time or form of payment that complies with Section 409A of the Code, without altering the definition of Change in Control for purposes of determining whether a participant's rights to such Award become vested or otherwise unconditional upon the Change in Control.

2.6. "*Code*" means the Internal Revenue Code of 1986, as amended from time to time.

2.7. "*Committee*" means the Compensation Committee of the Board, or a subcommittee thereof, or such other committee designated by the Board, in each case, consisting of two or more members of the Board, each of whom is intended to be (i) a "Non-Employee Director" within the meaning of Rule 16b-3 under the Exchange Act and (ii) "independent" within the meaning of the rules of the Nasdaq Global Select Market or, if the Shares are not listed on the Nasdaq Global Select Market, within the meaning of the rules of the principal securities exchange on which the Shares are then traded.

2.8. "*Company*" means Churchill Downs Incorporated, a Kentucky corporation, or any successor corporation.

2.9. "*Deferral Period*" means the period of time during which Restricted Share Units are subject to deferral limitations under Section 9.

2.10. "*Employee*" means any person, including an officer, employed by the Company or a Subsidiary.

2.11. "*Exchange Act*" means the Securities Exchange Act of 1934, as amended.

2.12. "*Fair Market Value*" means the closing price for the Shares on the date as of which such value is being determined, as reported on the Nasdaq Global Select Market or the principal securities exchange on which the Shares are listed for trading or, if there were no sales on such date, the closing price on the nearest preceding date on which sales occurred, in each case, as reported in *The Wall Street Journal* or such other source as the Committee deems reliable; provided, however, that the Company may in its discretion use the closing transaction price of a Share on the day preceding the date as of which such value is being determined to the extent the Company determines such method is more practical for administrative purposes, such as for purposes of tax withholding. If the Shares are not listed on a national securities exchange or if Fair Market Value for any date cannot be so determined, Fair Market Value shall be determined by the Committee by whatever means or method as the Committee, in the good faith exercise of its discretion, shall at such time deem appropriate and in compliance with Section 409A of the Code.

2.13. "*Freestanding Stock Appreciation Right*" means a Stock Appreciation Right granted pursuant to Section 7 that is not granted in tandem with an Option or similar right.

2.14. "*Grant Date*" means the date specified by the Committee on which a grant of an Award shall become effective, which shall not be earlier than the date on which the Committee takes action with respect thereto.

2.15. "*Incentive Stock Option*" means any Option that meets the requirements of Code Section 422 or any successor provision, which is intended by the Committee to constitute an Incentive Stock Option.



2.16. "*Nonemployee Director*" means a member of the Board who is not an Employee.

2.17. "*Nonqualified Stock Option*" means an Option that is not an Incentive Stock Option.

2.18. "*Option*" means any option to purchase Shares granted under Section 6.

2.19. "*Optionee*" means the person so designated in an Award Agreement evidencing an outstanding Option.

2.20. "*Option Price*" means the purchase price payable upon the exercise of an Option. Except in the case of a Substitute Award, in no case shall the Option Price be less than the Fair Market Value on the Grant Date of the Option.

2.21. "*Other Share-Based Award*" shall mean an award granted pursuant to Section 11.

2.22. "*Participant*" means an Employee or Nonemployee Director who is selected by the Committee to receive benefits under this Plan.

2.23. *"Performance Award"* shall mean any Award of Performance Cash, Performance Shares or Performance Units awarded pursuant to Section 10.

2.24. *"Performance Cash"* shall mean any cash incentives awarded pursuant to Section 10.

2.25. "*Performance Objectives*" means the performance objectives established pursuant to this Plan for Participants who have received Awards. Performance Objectives may be described in terms of Company-wide objectives or objectives that are related to the performance of the individual Participant or the Subsidiary, division, department or function within the Company or Subsidiary in which the Participant is employed. Performance Objectives may be measured on an absolute or relative basis. Relative performance may be measured by a group of peer companies or by a financial market index. Performance Objectives may be based on specified levels of or increases in the Company's or Subsidiary's return on equity, earnings before or after deduction for all or any portion of interest, taxes, depreciation, or amortization, whether or not on a continuing operations or an aggregate or per share basis, net earnings per share, diluted earnings per share, total earnings, earnings growth, return on capital, cost of capital, return on assets, return on investment, return on equity, net customer sales, volume, sales growth, gross profit, gross margin return on investment, share price (including but not limited to, growth measures and total stockholder return), operating profit, operating margin, net operating profit after taxes, net earnings, cash flow (including, but not limited to, operating cash flow and free cash flow), cash flow return on investment (which equals net cash flow divided by total capital), financial return ratios, total return to shareholders, market share, earnings measures/ratios, economic value added (EVA), balance sheet measurements, asset growth, market share, internal rate of return, increase in net present value or expense targets, "Employer of Choice" or similar survey results, customer satisfaction surveys and productivity, ESG-related metrics, or any other performance objectives selected by the Committee whether or not listed herein. Any Performance Objectives that are financial metrics, may be determined in accordance with United States Generally Accepted Accounting Principles or may be adjusted when established to include or exclude any items otherwise includable or excludable under GAAP. Potential adjustments include, but are not limited to:
(a) restructurings, discontinued operations, extraordinary items, and other unusual, infrequently occurring or non-recurring charges or events; (b) asset write-downs; (c) significant litigation or claim judgments or settlements; (d) acquisitions or divestitures; (e) any reorganization or change in the corporate structure or capital structure of the Company; (f) an event either not directly related to the operations of the Company, Subsidiary, division, business segment or business unit or not within the reasonable control of management; (g) foreign exchange gains and losses; (h) a change in the fiscal year of the Company; (i) the cumulative effects of tax or accounting changes in accordance with U.S. generally accepted accounting principles; or (j) the effect of changes in other laws or regulatory rules affecting reporting results. If the Committee determines that a change in the business, operations, corporate structure or capital structure of the Company, or the manner in which it conducts its business, or other events or circumstances render the Performance Objectives unsuitable, the Committee may modify such Performance Objectives or the related minimum acceptable level of achievement, in whole or in part, as the Committee deems appropriate and equitable.

2.26. "*Performance Period*" means a period of time established by the Committee within which the Performance Objectives relating to an Award are to be achieved.

2.27. "*Performance Share*" means a bookkeeping entry that records the equivalent of one Share awarded pursuant to Section 10.

 

2.28. "*Performance Unit*" means a bookkeeping entry that records a unit equivalent to $1.00 awarded pursuant to Section 10.

2.29. "*Prior Plan*" means the Company's 2016 Omnibus Stock Incentive Plan and 2007 Omnibus Stock Incentive Plan.

2.30. *"Restricted Share Units"* means an Award pursuant to Section 8 of the right to receive Shares or, in lieu thereof and to the extent provided in the applicable Award Agreement, the Fair Market Value of such Shares in cash at the end of a specified Deferral Period (including, the right to receive fully vested but deferred Share units).

2.31. "*Restricted Shares*" mean Shares granted under Section 8 subject to a substantial risk of forfeiture.

2.32. "*Shares*" means shares of the Common Stock of the Company, no par value, or any security into which Shares may be converted by reason of any transaction or event of the type referred to in Section 13.

2.33. "*Spread*" means, in the case of a Freestanding Stock Appreciation Right, the amount by which the Fair Market Value on the date when any such right is exercised exceeds the Base Price specified in such right or, in the case of a Tandem Stock Appreciation Right, the amount by which the Fair Market Value on the date when any such right is exercised exceeds the Option Price specified in the related Option.

2.34. "*Stock Appreciation Right*" means a right granted under Section 7, including a Freestanding Stock Appreciation Right or a Tandem Stock Appreciation Right.

2.35. "*Subsidiary*" means a corporation or other entity in which the Company has a direct or indirect ownership or other equity interest, provided that for purposes of determining whether any person may be a Participant for purposes of any grant of Incentive Stock Options, "Subsidiary" means any corporation (within the meaning of the Code) in which the Company owns or controls directly or indirectly more than 50 percent of the total combined voting power represented by all classes of stock issued by such corporation at the time of such grant.

2.36. *"Substitute Awards"* shall mean Awards granted or Shares issued by the Company under this Plan upon the assumption of, or in substitution for, outstanding equity awards previously granted by a company or other entity in connection with a corporate transaction, including a merger, combination, consolidation or acquisition of property or stock; provided, however, that in no event shall the term "Substitute Award" be construed to refer to an award made in connection with the cancellation and repricing of an Option or Stock Appreciation Right.

2.37. "*Tandem Stock Appreciation Right*" means a Stock Appreciation Right granted pursuant to Section 7 that is granted in tandem with an Option or any similar right granted under any other plan of the Company.

3. Shares Available Under the Plan.

3.1. *Reserved Shares Available for Awards.* Subject to adjustment as provided in Section 13, the maximum number of Shares that shall initially be available for all Awards under this Plan, other than Substitute Awards, shall be 3,300,00 Shares, less one (1) Share for every one (1) Share granted under the Prior Plan after December 31, 2024. After the Effective Date of the Plan, no awards may be granted under the Prior Plan. The number of Shares that remain available for future grants under the Plan shall be reduced by the sum of the aggregate number of Shares which become subject to outstanding Awards denominated in Shares, other than Substitute Awards.

3.2. *Permitted Addbacks.* If (i) any Shares subject to an Award are forfeited, an Award expires or an Award is settled for cash (in whole or in part), or (ii) after December 31, 2024 any Shares subject to an award under the Prior Plan are forfeited, an award under the Prior Plan expires or is settled for cash (in whole or in part), then in each such case the Shares subject to such Award or award under the Prior Plan shall, to the extent of such forfeiture, expiration or cash settlement, be added to the Shares available for Awards under the Plan. In the event that withholding tax liabilities arising from an Award other than an Option or Stock Appreciation Right or, after December 31, 2024, an award other than an option or stock appreciation right under the Prior Plan are satisfied by the tendering of Shares (either actually or by attestation) or by the withholding of Shares by the Company, the Shares so tendered or withheld shall be added to the Shares available for Awards under the Plan.



3.3. *No Recycling of Options or SARs.* Notwithstanding anything to the contrary contained herein, the following Shares shall not be added to the Shares authorized for grant under Section 3.1: (i) Shares tendered by the Participant or withheld by the Company in payment of the purchase price of an Option or, after December 31, 2024, an option under the Prior Plan; (ii) Shares tendered by the Participant or withheld by the Company to satisfy any tax withholding obligation with respect to Options or Stock Appreciation Rights or, after December 31, 2024, options or stock appreciation rights under the Prior Plan; (iii) Shares subject to a Stock Appreciation Right or, after December 31, 2024, a stock appreciation right under the Prior Plan that are not issued in connection with its stock settlement on exercise thereof; and (iv) Shares reacquired by the Company on the open market or otherwise using cash proceeds from the exercise of Options or, after December 31, 2024, options under the Prior Plan.

3.4. *ISO Maximum.* In no event shall the number of Shares issued upon the exercise of Incentive Stock Options exceed 3,300,000 Shares, subject to adjustment as provided in Section 13.

3.5. *Limitations on Awards to Nonemployee Directors.* Notwithstanding any provision contained herein to the contrary, the maximum number of Shares subject to Awards granted during a single calendar year to any Nonemployee Director, taken together with any cash fees paid to such Nonemployee Director during the calendar year, shall not exceed $750,000 in total value (calculating the value of any such Awards based on the grant date fair value of such Awards for financial reporting purposes); provided that the limitations set forth in this Section 3.5 shall not apply to distributions of previously deferred compensation under a deferred compensation plan maintained by the Company or any Subsidiary or with respect to any compensation received by the director in his or her capacity as an executive officer or employee of the Company or any Subsidiary.

3.6. *Substitute Awards.* Substitute Awards shall not reduce the Shares authorized for grant under the Plan or the applicable limitations for grant to a Nonemployee Director under Section 3.5, nor shall Shares subject to a Substitute Award again be available for Awards under the Plan as provided in this Section 3. Additionally, in the event that a company acquired by the Company or any Subsidiary or with which the Company or any Subsidiary combines has shares available under a pre-existing plan approved by stockholders and not adopted in contemplation of such acquisition or combination, the shares available for grant pursuant to the terms of such pre-existing plan (as adjusted, to the extent appropriate, using the exchange ratio or other adjustment or valuation ratio or formula used in such acquisition or combination to determine the consideration payable to the holders of common stock of the entities party to such acquisition or combination) may be used for Awards under the Plan and shall not reduce the Shares authorized for grant under the Plan; provided that Awards using such available shares shall not be made after the date awards or grants could have been made under the terms of the pre-existing plan, absent the acquisition or combination, and shall only be made to individuals who were not Employees or Nonemployee Directors prior to such acquisition or combination.

3.7. *Awards Settled in Cash.* Awards (including awards outstanding under a Prior Plan) valued by reference to Shares that are settled in equivalent cash or property value will not count against the limitations in this Section 3.

3.8. *Character of Shares*. Any Shares issued hereunder may consist, in whole or in part, of authorized and unissued shares, treasury shares or shares purchased in the open market or otherwise.

4. Eligibility. Participants in this Plan shall consist of Employees and Nonemployee Director and persons expected to become Employees and Nonemployee Directors as the Committee in its sole discretion may select from time to time, provided that only Employees shall be eligible to receive grants of Incentive Stock Options. The Committee's selection of a person to participate in this Plan at any time shall not require the Committee to select such person to participate in this Plan at any other time. Except as provided otherwise in an Award Agreement, for purposes of this Plan, references to employment by the Company shall also mean employment by a Subsidiary, and references to employment shall include service as a Nonemployee Director. The Committee shall determine, in its sole discretion, the extent to which a Participant shall be considered employed during any periods during which such Participant is on a leave of absence.

5. Plan Administration.

5.1. *Board Committee Administration.* This Plan shall be administered by the Committee. The Committee shall, subject to the terms of this Plan, select eligible persons for participation in this Plan and determine the form, amount and timing of each Award to such persons and, if applicable, the number of Shares subject to an Award, the number of Stock Appreciation Rights, the number of Restricted Share Units and Performance Units, the dollar value subject to a Performance Cash Award,

 

the Option Price, Base Price or any other purchase price associated with the Award, the time and conditions of exercise or settlement of the Award and all other terms and conditions of the Award, including, without limitation, the form of the Award Agreement. The Committee may, in its sole discretion and for any reason at any time, take action such that (i) any or all outstanding Options and Stock Appreciation Rights shall become exercisable in part or in full, (ii) all or a portion of the vesting conditions applicable to any outstanding Awards shall lapse, (iii) all or a portion of the Performance Period applicable to any outstanding Awards shall lapse and (iv) the Performance Objectives (if any) applicable to any outstanding Awards shall be deemed to be satisfied at the target, maximum or any other level. The Committee shall, subject to the terms of this Plan, interpret this Plan and the application thereof, establish rules and regulations it deems necessary or desirable for the administration of this Plan and may impose, incidental to the grant of an Award, conditions with respect to the award, such as restrictive covenants. All such interpretations, rules, regulations and conditions shall be conclusive and binding on all parties.

5.2. *Committee Delegation.* The Committee may delegate some or all of its power and authority hereunder to the Board or, subject to applicable law, to a subcommittee of the Board, a member of the Board, the Chief Executive Officer or such other officer of the Company as the Committee deems appropriate, provided that the Committee shall have fixed the total number of Shares with respect to delegations with respect to granting Awards; provided, however, that the Committee may not delegate its power and authority to a member of the Board or the Chief Executive Officer or other officer of the Company with regard to the selection for participation in this Plan of an Employee or Nonemployee Director subject to Section 16 of the Exchange Act or decisions concerning the timing, pricing or amount of an award to such Employee or Nonemployee Director. Any delegation pursuant to this Section 5.2 shall be subject to the limitations of the Kentucky Business Corporation Act.

5.3. *Limitation of Liability.* No member of the Board or Committee, and neither the Chief Executive Officer nor any other officer to whom the Committee delegates any of its power and authority hereunder, shall be liable for any act, omission, interpretation, construction or determination made in connection with this Plan in good faith, and the members of the Board and the Committee and the Chief Executive Officer or other officer shall be entitled to indemnification and reimbursement by the Company in respect of any claim, loss, damage or expense (including attorneys' fees) arising therefrom to the full extent permitted by law (except as otherwise may be provided in the Company's Articles of Incorporation and/or Bylaws) and under any directors' and officers' liability insurance that may be in effect from time to time.

6. *Options.* The Committee may from time to time authorize grants to Participants of Options to purchase Shares upon such terms and conditions as the Committee may determine in accordance with the following provisions:

6.1. *Number of Shares.* Each grant shall specify the number of Shares to which it pertains.

6.2. *Option Price.* Other than with respect to a Substitute Award, each grant shall specify an Option Price per Share, which shall be equal to or greater than the Fair Market Value per Share on the Grant Date. With respect to an Option granted as a Substitute Award, which substitution occurs in connection with a transaction to which Code Section 424(a) or Code Section 409A is applicable, the exercise price may be computed in accordance with such Code Sections and the regulations thereunder and the Option may contain such other terms and conditions as the Committee may prescribe to cause such substitute Option to contain as nearly as possible the same terms and conditions (including the applicable vesting and termination provisions) as those contained in the previously issued option being replaced.

6.3. *Vesting.* Each Option grant may specify (i) a period of continuous employment of the Optionee by the Company or any Subsidiary (or, in the case of a Nonemployee Director, service on the Board) that is necessary or (ii) Performance Objectives that must be achieved before the Options or installments thereof shall become exercisable.

6.4. *ISOs.* Options granted under this Plan may be Incentive Stock Options, Nonqualified Stock Options or a combination of the foregoing, provided that only Nonqualified Stock Options may be granted to Nonemployee Directors. Each grant shall specify whether (or the extent to which) the Option is an Incentive Stock Option or a Nonqualified Stock Option. Each Option, or portion thereof, that is not an Incentive Stock Option (including as a result of the failure to qualify as an Incentive Stock Option) shall be a Nonqualified Stock Option. Notwithstanding any such designation, to the extent that the aggregate Fair Market Value of the Shares with respect to which Options designated as Incentive Stock Options are exercisable for the first time by an Optionee during any calendar year (under all plans of the Company) exceeds $100,000 (or such other limit specified in the Code), such Options shall be treated as Nonqualified Stock Options.



6.5. *Exercise Period.* No Option granted under this Plan may be exercised more than ten years from the Grant Date; provided however, that if an Incentive Stock Option shall be granted to any person who, at the time such Incentive Stock Option is granted, owns capital stock possessing more than 10 percent of the total combined voting power of all classes of capital stock of the Company (or of any parent or Subsidiary), such Option shall not be exercised later than five years after the Grant Date. Notwithstanding the foregoing, in the event that on the last business day of the term of an Option (i) the exercise of the Option, other than an Incentive Stock Option, is prohibited by applicable law or (ii) Shares may not be purchased or sold by certain employees or directors of the Company due to the "black-out period" of a Company policy or a "lock-up" agreement undertaken in connection with an issuance of securities by the Company, the term shall be extended for a period of thirty (30) days following the end of the legal prohibition, black-out period or lock-up agreement to the extent such extension does not cause adverse tax consequences to the Participant under Section 409A of the Code.

6.6. *Award Agreement.* Each grant shall be evidenced by an Award Agreement containing such terms and provisions as the Committee may determine consistent with this Plan. All terms relating to the exercise, cancellation or other disposition of an Option (i) upon a termination of employment with or service to the Company of the Optionee, whether by reason of disability, retirement, death or any other reason, or (ii) during a paid or unpaid leave of absence, shall be determined by the Committee and set forth in the Award Agreement.

6.7. *Method of Exercise.* An Option may be exercised (i) by giving written notice to the Company specifying the number of whole Shares to be purchased and accompanying such notice with payment therefor in full (or arrangement made for such payment to the Company's satisfaction) either (A) in cash, (B) by delivery (either actual delivery or by attestation procedures established by the Company) of Shares having a Fair Market Value, determined as of the date of exercise, equal to the aggregate Option Price payable by reason of such exercise, (C) authorizing the Company to withhold whole Shares which would otherwise be delivered having an aggregate Fair Market Value, determined as of the date of exercise, equal to the amount necessary to satisfy such obligation, (D) in cash by a broker-dealer acceptable to the Company to whom the optionee has submitted an irrevocable notice of exercise, or (E) such other form of payment approved by the Committee, in each case to the extent set forth in the Award Agreement, (ii) if applicable, by surrendering to the Company any Tandem Stock Appreciation Rights which are cancelled by reason of the exercise of the Option and (iii) by executing such documents as the Company may reasonably request. No Shares shall be issued and no certificate representing Shares shall be delivered until the full Option Price therefor and any withholding taxes thereon, as described in Section 16, have been paid (or arrangement made for such payment to the Company's satisfaction).

6.8. *No Dividend Equivalents*. Notwithstanding anything in an Award Agreement to the contrary, an Optionee shall not be entitled to receive dividend equivalents with respect to the number of Shares subject to such Option.

7. *Stock Appreciation Rights.* The Committee may also authorize grants to Participants of Stock Appreciation Rights. A Stock Appreciation Right is the right of the Participant to receive from the Company an amount, which shall be determined by the Committee and shall be expressed as a percentage (not exceeding 100 percent) of the Spread at the time of the exercise of such right. Any grant of Stock Appreciation Rights under this Plan shall be upon such terms and conditions as the Committee may determine in accordance with the following provisions:

7.1. *Payment in Cash or Shares.* Any grant may specify that the amount payable upon the exercise of a Stock Appreciation Right may be paid by the Company in cash, Shares or any combination thereof as specified in the Award agreement and may (i) either grant to the Participant or reserve to the Committee the right to elect among those alternatives or (ii) preclude the right of the Participant to receive and the Company to issue Shares or other equity securities in lieu of cash.

7.2. *Maximum SAR Payment.* Any grant may specify that the amount payable upon the exercise of a Stock Appreciation Right shall not exceed a maximum amount specified by the Committee on the Grant Date.

7.3. *Vesting.* Each Stock Appreciation Rights grant may specify (i) a period of continuous employment of the Participant by the Company or any Subsidiary (or, in the case of a Nonemployee Director, service on the Board) that is necessary or (ii) Performance Objectives that must be achieved before the Stock Appreciation Rights or installments thereof shall become exercisable.

7.4. *Exercise Period.* Any grant may specify (i) a waiting period or periods before Stock Appreciation Rights shall become exercisable and (ii) permissible dates or periods on or during which Stock Appreciation Rights shall be exercisable. No Stock Appreciation Right granted under this Plan may be exercised more than ten years from the Grant Date. Notwithstanding

 

the foregoing, in the event that on the last business day of the term of a Stock Appreciation Right (x) the exercise of the Stock Appreciation Right is prohibited by applicable law or (y) Shares may not be purchased or sold by certain employees or directors of the Company due to the "black-out period" of a Company policy or a "lock-up" agreement undertaken in connection with an issuance of securities by the Company, the term shall be extended for a period of thirty (30) days following the end of the legal prohibition, black-out period or lock-up agreement to the extent such extension does not cause adverse tax consequences to the Participant under Section 409A of the Code.

7.5. *Award Agreement.* Each grant shall be evidenced by an Award Agreement which shall describe the subject Stock Appreciation Rights, identify any related Options, state that the Stock Appreciation Rights are subject to all of the terms and conditions of this Plan and contain such other terms and provisions as the Committee may determine consistent with this Plan. All terms relating to the exercise, cancellation or other disposition of a Stock Appreciation Right (i) upon a termination of employment with or service to the Company of the Participant, whether by reason of disability, retirement, death or any other reason, or (ii) during a paid or unpaid leave of absence, shall be determined by the Committee and set forth in the Award Agreement.

7.6. *Tandem Stock Appreciation Rights.* Each grant of a Tandem Stock Appreciation Right shall provide that such Tandem Stock Appreciation Right may be exercised only (i) at a time when the related Option (or any similar right granted under any other plan of the Company) is also exercisable and the Spread is positive; and (ii) by surrender of the related Option (or such other right) for cancellation. The exercise price of a Tandem SAR shall be the Option Price per Share of the related Option.

7.7. *Freestanding Stock Appreciation Rights.* Regarding Freestanding Stock Appreciation Rights only, each grant shall specify in respect of each Freestanding Stock Appreciation Right a Base Price per Share, which shall be equal to or greater than the Fair Market Value on the Grant Date except in the case of Freestanding Stock Appreciation Rights granted as a Substitute Award. With respect to a Freestanding Stock Appreciation Right granted as a Substitute Award, which substitution occurs in connection with a transaction to which Code Section 409A is applicable, the exercise price may be computed in accordance with such Code Section 409A and the regulations thereunder and the Freestanding Stock Appreciation Right may contain such other terms and conditions as the Committee may prescribe to cause such substitute Freestanding Stock Appreciation Right to contain as nearly as possible the same terms and conditions (including the applicable vesting and termination provisions) as those contained in the previously issued stock appreciation right being replaced.

7.8. *Method of Exercise.* A Tandem Stock Appreciation Right may be exercised (i) by giving written notice to the Company specifying the number of whole Stock Appreciation Rights which are being exercised, (ii) by surrendering to the Company any Options which are cancelled by reason of the exercise of the Tandem Stock Appreciation Right and (iii) by executing such documents as the Company may reasonably request. A Freestanding Stock Appreciation Right may be exercised (A) by giving written notice to the Company specifying the whole number of Freestanding Stock Appreciation Right which are being exercised and (B) by executing such documents as the Company may reasonably request. No Shares shall be issued and no certificate representing Shares shall be delivered until any withholding taxes thereon, as described in Section 16, have been paid (or arrangement made for such payment to the Company's satisfaction).

7.9. *No Dividend Equivalents*. Notwithstanding anything in an Award Agreement to the contrary, a Participant shall not be entitled to receive dividend equivalents with respect to the number of Shares subject to a Stock Appreciation Right.

8. *Restricted Shares.* The Committee may authorize grants to Participants of Restricted Shares upon such terms and conditions as the Committee may determine in accordance with the following provisions:

8.1. *Number of Shares and Other Terms*. The number of Shares subject to a Restricted Share Award and the vesting period, Performance Period (if any) and Performance Objectives (if any) applicable to a Restricted Share Award shall be determined by the Committee.

8.2. *Vesting and Forfeiture*. The Award Agreement relating to a Restricted Share Award shall provide, in the manner determined by the Committee, in its discretion, and subject to the provisions of this Plan, for the vesting of the Shares subject to such award (i) if the Participant remains continuously in the employment of the Company or any Subsidiary (or, in the case of a Nonemployee Director, service on the Board) during the specified vesting period and (ii) if specified Performance Objectives (if any) are satisfied or met during a specified Performance Period, and for the forfeiture of the Shares subject to such Award (x) if the Participant does not remain continuously in the employment of the Company or any Subsidiary (or, in the case of a Nonemployee Director, service on the Board) during the specified vesting period or (y) if specified Performance Objectives (if any) are not satisfied or met during a specified Performance Period.



8.3. *Transfer of Shares.* Each grant shall constitute an immediate transfer of the ownership of Shares to the Participant, with restrictions on such Shares duly noted, in consideration of the performance of services, subject to vesting and forfeiture and restrictions on transfer hereinafter referred to.

8.4. *Dividends, Voting and Other Ownership Rights.* Unless otherwise determined by the Committee, an Award of Restricted Shares shall entitle the Participant to dividend, capitalization adjustments applicable to all holders of Shares, voting and other ownership rights during the period for which such substantial risk of forfeiture is to continue; provided, however, that any dividend or other distribution paid with respect to Shares subject to a Restricted Share Award shall be deposited with the Company and shall be subject to the same restrictions as the Shares with respect to which such dividend or distribution was made.

8.5. *Restrictions on Transfer.* Each grant shall provide that, during the period for which such substantial risk of forfeiture is to continue, the transferability of the Restricted Shares shall be prohibited or restricted in the manner and to the extent prescribed by the Committee on the Grant Date. Such restrictions may include, without limitation, rights of repurchase or first refusal in the Company.

8.6. *Award Agreements.* Each grant shall be evidenced by an Award Agreement containing such terms and provisions as the Committee may determine consistent with this Plan. Unless otherwise directed by the Committee, all certificates representing Restricted Shares, together with a stock power that shall be endorsed in blank by the Participant with respect to such Shares, shall be held in custody by the Company until all restrictions thereon lapse. All of the terms relating to the satisfaction of Performance Objectives (if any) and the termination of the vesting period or Performance Period relating to a Restricted Share Award, or any forfeiture and cancellation of such Award (i) upon a termination of employment with or service to the Company or any Subsidiary of the Participant, whether by reason of disability, retirement, death or any other reason, or (ii) during a paid or unpaid leave of absence, shall be determined by the Committee and set forth in the applicable Award Agreement.

9. *Restricted Share Units.* The Committee may authorize grants of Restricted Share Units to Participants upon such terms and conditions as the Committee may determine in accordance with the following provisions:

9.1. *Number of Shares and Other Terms*. The number of Shares subject to a Restricted Share Unit Award and the vesting period, Performance Period (if any) and Performance Objectives (if any) applicable to a Restricted Share Unit Award shall be determined by the Committee.

9.2. *Deferred Compensation.* Each grant shall constitute the agreement by the Company to issue or transfer Shares or, to the extent set forth in the Award Agreement, the Fair Market Value of such Shares in cash, to the Participant in the future in consideration of the performance of services, subject to the fulfillment during the Deferral Period of such conditions as the Committee may specify.

9.3. *Deferral Period.* Each grant shall provide that the Restricted Share Units covered thereby shall be subject to a Deferral Period, which shall be fixed by the Committee on the Grant Date and which may lapse if (i) the Participant remains continuously in the employment of the Company or any Subsidiary (or, in the case of a Nonemployee Director, service on the Board) during the Deferral Period and (ii) if specified Performance Objectives (if any) are satisfied or met during a specified Performance Period.

9.4. *Dividend Equivalents and Other Ownership Rights.* During the Deferral Period, the Participant shall not have any right to transfer any rights under the subject Award, shall not have any rights of ownership in the Restricted Share Units and shall not have any right to vote such shares, but the Committee may on or after the Grant Date authorize the payment of dividend equivalents on such shares in cash or additional Shares on a current, deferred or contingent basis. Notwithstanding anything contained herein to the contrary, dividend equivalents on Restricted Share Units shall be subject to the same vesting and other restrictions as the Restricted Share Units to which they relate.

9.5. *Award Agreement.* Each grant shall be evidenced by an Award Agreement containing such terms and provisions as the Committee may determine consistent with this Plan. All of the terms relating to the satisfaction of Performance Objectives (if any) and the termination of the Deferral Period or Performance Period relating to a Restricted Share Unit Award, or any forfeiture and cancellation of such Award (i) upon a termination of employment with or service to the Company or any Subsidiary of the Participant, whether by reason of disability, retirement, death or any other reason, or (ii) during a paid or unpaid leave of absence, shall be determined by the Committee and set forth in the applicable Award Agreement.



10. *Performance Awards.* The Committee may authorize grants of Performance Shares, Performance Units and Performance Cash, which shall become payable to the Participant upon the achievement of specified Performance Objectives, upon such terms and conditions as the Committee may determine in accordance with the following provisions:

10.1. *Number of Performance Shares or Units; Amount of Performance Cash.* Each grant shall specify the number of Performance Shares or Performance Units, or amount of Performance Cash, to which it pertains.

10.2. *Performance Period.* The Performance Period with respect to each Performance Award shall commence on the Grant Date or such other date as the Committee determines.

10.3. *Performance Objectives.* Each grant shall specify the Performance Objectives that are to be achieved by the Participant.

10.4. *Threshold Performance Objectives.* Each grant may specify in respect of the specified Performance Objectives a minimum acceptable level of achievement below which no payment will be made and may set forth a formula for determining the amount of any payment to be made if performance is at or above such minimum acceptable level but falls short of the maximum achievement of the specified Performance Objectives.

10.5. *Payment of Performance Awards.* Each grant shall specify the time and manner of payment of Performance Awards that shall have been earned, and any grant may specify that any such amount may be paid by the Company in cash, Shares or any combination thereof as specified in the Award agreement and may either grant to the Participant or reserve to the Committee the right to elect among those alternatives.

10.6. *Dividend Equivalents.* Any grant of a Performance Award may provide for the payment to the Participant of dividend equivalents thereon in cash or additional Shares. Notwithstanding anything contained herein to the contrary, dividend equivalents on Performance Awards shall be subject to the same vesting and other restrictions as the Performance Awards to which they relate.

10.7. *Award Agreement.* Each grant shall be evidenced by an Award Agreement which shall state that the Performance Shares, Performance Units or Performance Cash, as applicable, are subject to all of the terms and conditions of this Plan and such other terms and provisions as the Committee may determine consistent with this Plan. All of the terms relating to the satisfaction of Performance Objectives and the termination of the vesting period or Performance Period relating to a Performance Award, or any forfeiture and cancellation of such Award (i) upon a termination of employment with or service to the Company or any Subsidiary of the Participant, whether by reason of disability, retirement, death or any other reason, or (ii) during a paid or unpaid leave of absence, shall be determined by the Committee and set forth in the applicable Award Agreement.

11. *Other Share-Based Awards.* The Committee may authorize grants of Other-Share Based Awards that may be denominated or payable in, valued in whole or in part by reference to, or otherwise based on, or related to, Shares, including without limitation Shares granted as a bonus and not subject to any vesting conditions, dividend equivalents, share purchase rights and Shares issued in lieu of obligations of the Company to pay cash under any compensatory plan or arrangement, subject to such terms as shall be determined by the Committee. The Committee shall determine the terms and conditions of such awards, which may include the right to elective deferral thereof, subject to such terms and conditions as the Committee may specify in its discretion. Any distribution, dividend or dividend equivalents with respect to Other Share-Based Awards that are subject to vesting conditions shall be subject to the same vesting conditions as the underlying awards.

12. Transferability.

12.1. *Transfer Restrictions.* Except as provided in Section 12.2, no Award granted under this Plan shall be transferable by a Participant other than by will or the laws of descent and distribution, and Options and Stock Appreciation Rights shall be exercisable during a Participant's lifetime only by the Participant or, in the event of the Participant's legal incapacity, by his guardian or legal representative acting in a fiduciary capacity on behalf of the Participant under state law. Any attempt to transfer an Award in violation of this Plan shall render such Award null and void.

12.2. *Limited Transfer Rights.* The Committee may expressly provide in an Award Agreement (or an amendment to an Award Agreement) that a Participant may transfer without consideration such Award (other than an Incentive Stock



Option), in whole or in part, to a spouse or lineal descendant (a "*Family Member*"), a trust for the exclusive benefit of Family Members, a partnership or other entity in which all the beneficial owners are Family Members, or any other entity affiliated with the Participant that may be approved by the Committee. Subsequent transfers of Awards shall be prohibited except in accordance with this Section 12.2. All terms and conditions of the Award, including provisions relating to the termination of the Participant's employment or service with the Company or a Subsidiary, shall continue to apply following a transfer made in accordance with this Section 12.2.

12.3. *Restrictions on Transfer.* Any Award made under this Plan may provide that all or any part of the Shares that are to be issued or transferred by the Company upon the exercise or settlement of an Award, as applicable, shall be subject to further restrictions upon transfer.

12.4. *Designation of Beneficiary.* To the extent permitted by the Company, a holder of an Award may file with the Company a written designation of one or more persons as such holder's beneficiary or beneficiaries (both primary and contingent) in the event of the holder's death or incapacity. To the extent an outstanding Option or Stock Appreciation Right granted hereunder is exercisable, such beneficiary or beneficiaries shall be entitled to exercise such Option or Stock Appreciation Right pursuant to procedures prescribed by the Company. Each beneficiary designation shall become effective only when filed in writing with the Company during the holder's lifetime on a form prescribed by the Company. The spouse of a married holder domiciled in a community property jurisdiction shall join in any designation of a beneficiary other than such spouse. The filing with the Company of a new beneficiary designation shall cancel all previously filed beneficiary designations. If a holder fails to designate a beneficiary, or if all designated beneficiaries of a holder predecease the holder, then each outstanding award held by such holder, to the extent vested or exercisable, shall be payable to or may be exercised by such holder's executor, administrator, legal representative or similar person.

13. *Adjustments.* In the event of any equity restructuring (within the meaning of Financial Accounting Standards Board Accounting Standards Codification Topic 718, Compensation—Stock Compensation, or any successor or replacement accounting standard) that causes the per share value of Shares to change, such as a share dividend, share split, spinoff, rights offering or recapitalization through an extraordinary cash dividend, the number and class of securities available under this Plan, the terms of each outstanding Option and Stock Appreciation Right (including the number and class of securities subject to each outstanding Option or Stock Appreciation Right and the Option Price or Base Price per Share), the terms of each outstanding Restricted Share Award, Restricted Share Unit Award and Other Share-Based Award (including the number and class of securities subject thereto), and the terms of each outstanding Performance Award (including the number and class of securities subject thereto) shall be appropriately adjusted by the Committee, such adjustments to be made in the case of outstanding Options and Stock Appreciation Rights in accordance with Section 409A of the Code. In the event of any other change in corporate capitalization, including a merger, consolidation, reorganization, or partial or complete liquidation of the Company, such equitable adjustments described in the foregoing sentence may be made as determined to be appropriate and equitable by the Committee to prevent dilution or enlargement of rights of participants. In either case, the decision of the Committee regarding any such adjustment shall be final, binding and conclusive.

14. *Fractional Shares.* The Company shall not be required to issue any fractional Shares pursuant to this Plan. The Committee may provide for the elimination of fractions or for the settlement thereof in cash.

15. Change in Control Provisions.

15.1. *Impact on Certain Awards*. Unless otherwise provided in an Award Agreement, the Committee (as constituted prior to the Change in Control) shall have the right to provide in the event of a Change in Control: (i) Options and Stock Appreciation Rights outstanding as of the date of the Change in Control shall be cancelled and terminated without payment if the Fair Market Value of one Share as of the date of the Change in Control is less than the per Share Option Price or Base Price; and (ii) all Performance Awards shall be (x) considered to be earned and payable based on achievement of performance goals, target performance or such other performance level determined by the Committee (either in full or pro rata based on the portion of Performance Period completed as of the date of the Change in Control), and any limitations or other restrictions shall lapse and such Performance Awards shall be immediately settled or distributed or (y) converted into Restricted Share or Restricted Share Unit Awards based on achievement of performance goals, target performance or such other performance level determined by the Committee (either in full or pro rata based on the portion of Performance Period completed as of the date of the Change in Control) that are subject to Section 15.2 and with appropriate adjustments in accordance with Section 13.



15.2. *Assumption or Substitution of Certain Awards*.

(a) Unless otherwise provided in an Award Agreement, in the event of a Change in Control in which the successor company assumes or substitutes shares of capital stock of the corporation resulting from or succeeding to the business of the Company pursuant to such Change in Control, or a parent corporation thereof, for some or all of the Shares subject to an outstanding Award, with an appropriate and equitable adjustment to such Award as determined by the Committee (as constituted prior to the Change in Control) in accordance with Section 13, if a Participant's employment with such successor company (or the Company) or a subsidiary thereof terminates within 24 months following such Change in Control (or such other period set forth in the Award Agreement, including prior thereto if applicable) and under the circumstances specified in the Award Agreement: (i) Options and Stock Appreciation Rights outstanding as of the date of such termination of employment will immediately vest, become fully exercisable and shall remain exercisable for a two-year period (or if earlier, until the original expiration date set forth in the Award Agreement); (ii) the restrictions, limitations and other conditions applicable to Restricted Shares, Restricted Share Units and Other Share-Based Awards outstanding as of the date of such termination of employment shall lapse and the Restricted Shares, Restricted Share Units and Other Share-Based Awards shall become free of all restrictions, limitations and conditions and become fully vested; and (iii) the restrictions, limitations and other conditions applicable to any other Awards shall lapse, and such other Awards shall become free of all restrictions, limitations and conditions and become fully vested and transferable. For the purposes of this Section 15.2, an Award shall be considered assumed or substituted for if, following the Change in Control, the Award confers the right to purchase or receive, for each Share subject to the Award immediately prior to the Change in Control, the consideration (whether shares, cash or other securities or property) received in the transaction constituting a Change in Control by holders of Shares for each Share held on the effective date of such transaction (and if holders were offered a choice of consideration, the type of consideration chosen by the holders of a majority of the outstanding Shares), with appropriate adjustments in accordance with Section 13; provided, however, that if such consideration received in the transaction constituting a Change in Control is not solely common stock of the successor company, the Committee may, with the consent of the successor company, provide that the consideration to be received upon the exercise or vesting of an Award, for each Share subject thereto, will be solely common stock of the successor company with a fair market value substantially equal to the per Share consideration received by holders of Shares in the transaction constituting a Change in Control. The determination of what fair market value is substantially equal shall be made by the Committee, as constituted prior to the Change in Control, in its sole discretion and its determination shall be conclusive and binding.

(b) Unless otherwise provided in an Award Agreement, in the event of a Change in Control, to the extent the successor company does not assume or substitute for an Award (or in which the Company is the ultimate parent corporation and does not continue the Award), then immediately prior to the Change in Control: (i) Options and Stock Appreciation Rights outstanding as of the date of the Change in Control that are not assumed or substituted for (or continued) shall immediately vest and become fully exercisable; (ii) restrictions, limitations and other conditions applicable to Awards that are not assumed or substituted for (or continued) shall lapse and the Awards shall become free of all restrictions, limitations and conditions and become fully vested; and (iii) the restrictions, other limitations and other conditions applicable to any other Awards that are not assumed or substituted for (or continued) shall lapse, and such other Awards shall become free of all restrictions, limitations and conditions and become fully vested and transferable and the Committee (as constituted prior to the Change in Control) may require such Awards, in its discretion and in whole or in part, to be surrendered to the Company by the Participant, and to be immediately cancelled by the Company, and to provide for the Participant to receive (A) a cash payment or other property in an amount equal to (1) in the case of an Option or Stock Appreciation Right, the aggregate number of Shares then subject to the portion of such Option or Stock Appreciation Right surrendered multiplied by the excess, if any, of the Fair Market Value of a Share as of the date of the Change in Control, over the Option Price or Base Price per Share subject to such Option or Stock Appreciation Right, (2) in the case of Restricted Shares, Restricted Share Units, Other Share-Based Awards or Performance Awards denominated in Shares, the aggregate number of Shares then subject to the portion of such Award surrendered to the extent the Performance Objectives applicable to such Award have been satisfied or are deemed satisfied pursuant to Section 15.1, multiplied by the Fair Market Value of a Share as of the date of the Change in Control, and (3) in the case of an Performance Award denominated in cash, the value of the Performance Award then subject to the portion of such Award surrendered to the extent the Performance Objectives applicable to such Award have been satisfied or are deemed satisfied pursuant to Section 15.1; (B) shares of capital stock of the corporation resulting from or succeeding to the business of the Company pursuant to such Change in Control, or a parent corporation thereof, having a fair market value not less than the amount determined under clause (A) above; or (C) a combination of the payment of cash or other property pursuant to clause (A) above and the issuance of shares pursuant to clause (B) above.



16. *Withholding Taxes.* The Company shall have the right to require, prior to the issuance or delivery of any Shares or the payment of any cash pursuant to an Award made hereunder, payment by the holder of such Award of any federal, state, local or other taxes which may be required to be withheld or paid in connection with such Award. An Award Agreement may provide that (i) the Company shall withhold whole Shares which would otherwise be delivered to a holder, having an aggregate Fair Market Value determined as of the date the obligation to withhold or pay taxes arises in connection with an Award (the "*Tax Date*"), or withhold an amount of cash which would otherwise be payable to a holder, in the amount necessary to satisfy any such obligation or (ii) the holder may satisfy any such obligation by any of the following means: (A) a cash payment to the Company; (B) delivery (either actual delivery or by attestation procedures established by the Company) to the Company of previously owned whole Shares having an aggregate Fair Market Value, determined as of the Tax Date, equal to the amount necessary to satisfy any such obligation; (C) authorizing the Company to withhold whole Shares which would otherwise be delivered having an aggregate Fair Market Value, determined as of the Tax Date, or withhold an amount of cash which would otherwise be payable to a holder, equal to the amount necessary to satisfy any such obligation; (D) a cash payment by a broker-dealer acceptable to the Company to whom the participant has submitted an irrevocable notice of exercise or sale or (E) such other form of payment approved by the Committee, in each case to the extent set forth in the Award Agreement. Shares to be delivered or withheld may not have an aggregate Fair Market Value in excess of the amount determined by applying the minimum statutory withholding rate (or, if permitted by the Company, such other rate as will not cause adverse accounting consequences under the accounting rules then in effect, and is permitted under applicable IRS withholding rules); provided, however, that if a fraction of a Share would be required to satisfy the minimum statutory withholding taxes, then the number of Shares to be delivered or withheld may be rounded up to the next nearest whole Share.

17. *Foreign Participants.* In order to facilitate the making of any grant or combination of grants under this Plan, the Committee may provide for such special terms for Awards to Participants who are foreign nationals, or who are employed by or perform services for the Company or any Subsidiary outside of the United States of America, as the Committee may consider necessary or appropriate to accommodate differences in local law, tax policy or custom. Moreover, the Committee may approve such supplements to, or amendments, restatements or alternative versions of, this Plan as it may consider necessary or appropriate for such purposes without thereby affecting the terms of this Plan as in effect for any other purpose, provided that no such supplements, amendments, restatements or alternative versions shall include any provisions that are inconsistent with the terms of this Plan, as then in effect, unless this Plan could have been amended to eliminate such inconsistency without further approval by the stockholders of the Company.

18. Amendments and Other Matters.

18.1. *Plan Amendments.* This Plan may be amended from time to time by the Board, but no such amendment shall (a) materially impair the rights of a Participant with respect to a previously granted Award without the Participant's consent, except with respect to an amendment that is necessary to be made in order to comply with applicable law, stock exchanges rules or accounting rules or (b) increase any of the limitations specified in Section 3, other than to reflect an adjustment made in accordance with Section 13, or modify the prohibition on repricing contained in Section 18.4, without the further approval of the stockholders of the Company. The Board may condition any amendment on the approval of the stockholders of the Company if such approval is necessary or deemed advisable with respect to the applicable listing or other requirements of a national securities exchange or other applicable laws, policies or regulations.

18.2. *Award Deferrals.* The Committee may permit Participants to elect to defer the issuance of Shares or the settlement of Awards in cash under the Plan pursuant to such rules, procedures or programs as it may establish for purposes of this Plan. In the case of an award of Restricted Shares, the deferral may be effected by the Participant's agreement to forego or exchange his or her award of Restricted Shares and receive an award of Restricted Share Units. The Committee also may provide that deferred settlements include the payment or crediting of interest on the deferral amounts, or the payment or crediting of dividend equivalents where the deferral amounts are denominated in Shares, provided that any dividend equivalents shall be subject to the same vesting conditions as the underlying Awards.

18.3. *Conditional Awards.* Subject to Section 18.4, the Committee may condition the grant of any award or combination of Awards under the Plan on the surrender or deferral by the Participant of his or her right to receive a cash bonus or other compensation otherwise payable by the Company or any Subsidiary to the Participant.

18.4. *Repricing Prohibited.* The Committee shall not, without the approval of the Company's stockholders, (a) lower the Option Price or Base Price per Share of an Option or Stock Appreciation Right after it is granted, (b) cancel any previously



granted Option or Stock Appreciation Right in exchange for another Option or Stock Appreciation Right with a lower Option Price or Base Price, (c) cancel an Option or Stock Appreciation Right when the exercise price per Share exceeds the Fair Market Value of one Share in exchange for cash or another Award, or (d) take any other action with respect to an Option or Stock Appreciation Right that would be treated as a repricing under the rules and regulations of the principal U.S. national securities exchange on which the Shares are listed, in each case, other than in connection with a Change in Control or the adjustment provisions set forth in Section 13.

18.5. *No Right of Participation, Employment or Service.* Unless otherwise set forth in an employment agreement, no person shall have any right to participate in this Plan. This Plan shall not confer upon any Participant any right with respect to continuance of employment or other service with the Company or any Subsidiary and shall not interfere in any way with any right that the Company or any Subsidiary would otherwise have to terminate any Participant's employment or other service at any time.

18.6. *Rights as a Stockholder*. No person shall have any right as a stockholder of the Company with respect to any Shares or other equity security of the Company which is subject to an Award hereunder unless and until such person becomes a stockholder of record with respect to such Shares or equity security.

18.7. *Restrictions on Shares*. Each Award made hereunder shall be subject to the requirement that if at any time the Company determines that the listing, registration or qualification of the Shares subject to such Award upon any securities exchange or under any law, or the consent or approval of any governmental body, or the taking of any other action is necessary or desirable as a condition of, or in connection with, the delivery of shares thereunder, such Shares shall not be delivered unless such listing, registration, qualification, consent, approval or other action shall have been effected or obtained, free of any conditions not acceptable to the Company. The Company may require that certificates evidencing Shares delivered pursuant to any Award made hereunder bear a legend indicating that the sale, transfer or other disposition thereof by the holder is prohibited except in compliance with the Securities Act of 1933, as amended, and the rules and regulations thereunder.

18.8. *Compliance with Section 409A of the Code.* Notwithstanding any provision of the Plan to the contrary, this Plan is intended to comply with, or be exempt from, the applicable requirements of Section 409A of the Code and shall be administered in a manner that is intended to comply with, or exempt from, Section 409A of the Code and shall be construed and interpreted in accordance with such intent. To the extent that an Award or the payment, settlement or deferral thereof is subject to Section 409A of the Code, the Award shall be granted, paid, settled or deferred in a manner that will comply with Section 409A of the Code, including regulations or other guidance issued with respect thereto, except as otherwise determined by the Committee. Any provision of this Plan that would cause the grant of an Award or the payment, settlement or deferral thereof to fail to satisfy Section 409A of the Code shall be amended to comply with Section 409A of the Code on a timely basis, which may be made on a retroactive basis, in accordance with regulations and other guidance issued under Section 409A of the Code. Each Participant is solely responsible and liable for the satisfaction of all taxes and penalties that may be imposed on or in respect of such Participant in connection with this Plan or any Award (including any taxes or penalties under Section 409A of the Code), and neither the Company nor any affiliate shall have any obligation to indemnify or otherwise hold such Participant (or any beneficiary) harmless from any or all of such taxes or penalties. Notwithstanding anything in the Plan to the contrary, if a Participant is a "specified employee" within the meaning of Section 409A(a)(2)(B)(i) of the Code, no payments or deliveries in respect of any Awards that are "deferred compensation" subject to Section 409A of the Code and which are payable upon the Participant's "separation from service" (as defined in Section 409A of the Code), shall be made to such Participant prior to the date that is six months after the date of such Participant's "separation from service" or, if earlier, the Participant's date of death, to the extent required to comply with Section 409A of the Code. Following any applicable six month delay, all such delayed payments or deliveries will be paid or delivered (without interest) in a single lump sum on the earliest date permitted under Section 409A of the Code that is also a business day. Unless otherwise provided by the Committee, in the event that the timing of payments in respect of any Award (that would otherwise be considered "deferred compensation" subject to Section 409A of the Code) would be accelerated upon the occurrence of (A) a Change in Control, no such acceleration shall be permitted unless the event giving rise to the Change in Control satisfies the definition of a change in the ownership or effective control of a corporation, or a change in the ownership of a substantial portion of the assets of a corporation pursuant to Section 409A of the Code and any Treasury Regulations promulgated thereunder or (B) a disability, no such acceleration shall be permitted unless the disability also satisfies the definition of "Disability" pursuant to Section 409A of the Code and any Treasury Regulations promulgated thereunder. For purposes of Section 409A of the Code, each payment made under this Plan or any Award shall be treated as a separate payment.



19. *Effective Date.* This Plan shall become effective upon its approval by the stockholders of the Company.

20. *Termination.* This Plan shall terminate on the tenth anniversary of the date upon which it is approved by the stockholders of the Company (and, with respect to Incentive Stock Options, on the tenth anniversary of the date upon which it is approved by the Board), unless earlier terminated by the Board, and no Award shall be granted after that date. Termination of this Plan shall not affect the terms or conditions of any award granted prior to termination.

21. *Recoupment of Awards*. The Awards granted under this Plan and any cash payment or Shares delivered pursuant to an Award are subject to forfeiture, recovery by the Company or other action pursuant to the applicable Award Agreement or any clawback or recoupment policy which the Company may adopt from time to time, including, without limitation, the Churchill Downs Incorporated Policy on Recoupment of Incentive Compensation, and any other policy which the Company may be required to adopt under the Dodd-Frank Wall Street Reform and Consumer Protection Act and implementing rules and regulations thereunder, or as otherwise required by law or applicable listing standards.

22. *Governing Law.* This Plan, each Award hereunder and the related Award Agreement, and all determinations made and actions taken pursuant thereto, to the extent not otherwise governed by the Code or the laws of the United States, shall be governed by the laws of the Commonwealth of Kentucky and construed in accordance therewith without giving effect to principles of conflicts of laws.





2024 Annual Report on Form 10-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2024

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _____ to _____

Commission file number 001-33998

Churchill Downs Incorporated

(Exact name of registrant as specified in its charter)

Kentucky	61-0156015
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)

600 North Hurstbourne Parkway, Suite 400

Louisville, Kentucky	40222
(Address of principal executive offices)	(Zip Code)

(502) 636-4400

(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Common Stock, No Par Value	Trading Symbol(s)	The Nasdaq Stock Market LLC
(Title of each class registered)	CHDN	(Name of each exchange on which registered)

Securities registered pursuant to Section 12(g) of the Act:

None

(Title of class)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.   Yes ☐   No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).   Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.   ☐

Indicate by a check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.   ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).   Yes ☐   No ☒

As of February 12, 2025, 73,548,069 shares of the Registrant's Common Stock were outstanding. As of June 30, 2024 (based upon the closing sale price for such date on the Nasdaq Stock Market), the aggregate market value of the shares held by non-affiliates of the Registrant was $9,764,280,136. For the purposes of this disclosure only, the registrant has assumed that its directors and executive officers (as defined in Rule 3b-7 under the Exchange Act) are the affiliates of the registrant.

Portions of the Registrant's Proxy Statement for its Annual Meeting of Shareholders to be held on April 22, 2025 are incorporated by reference herein in response to Items 10, 11, 12, 13 and 14 of Part III of Form 10-K.

CHURCHILL DOWNS INCORPORATED
INDEX TO ANNUAL REPORT ON FORM 10-K
For the Year Ended December 31, 2024

Part I

Part II

Part III

Part IV

Cautionary Statement Regarding Forward-Looking Information

This Annual Report on Form 10-K ("Report") contains various "forward-looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are typically identified by the use of terms such as "anticipate," "believe," "could," "estimate," "expect," "intend," "may," "might," "plan," "predict," "project," "seek," "should," "will," "scheduled," and similar words or similar expressions (or negative versions of such words or expressions), although some forward-looking statements are expressed differently.

Although we believe that the expectations reflected in such forward-looking statements are reasonable, we can give no assurance that such expectations will prove to be correct. Important factors, that could cause actual results to differ materially from expectations include the following: the occurrence of extraordinary events, such as terrorist attacks, public health threats, civil unrest, and inclement weather, including as a result of climate change; the effect of economic conditions on our consumers' confidence and discretionary spending or our access to credit, including the impact of inflation; changes in, or new interpretations of, applicable tax laws or rulings that could result in additional tax liabilities; the impact of any pandemics, epidemics, or outbreaks of infectious diseases, and related economic matters on our results of operations, financial conditions and prospects; lack of confidence in the integrity of our core businesses or any deterioration in our reputation; negative shifts in public opinion regarding gambling that could result in increased regulation of, or new restrictions on, the gaming industry; loss of key or highly skilled personnel, as well as general disruptions in the general labor market; the impact of significant competition, and the expectation that competition levels will increase; changes in consumer preferences, attendance, wagering, and sponsorships; risks associated with equity investments, strategic alliances and other third-party agreements; inability to respond to rapid technological changes in a timely manner; concentration and evolution of slot machine and historical racing machine (HRM) manufacturing and other technology conditions that could impose additional costs; failure to enter into or maintain agreements with industry constituents, including horsemen and other racetracks; inability to successfully focus on market access and retail operations for our sports betting business and effectively compete; online security risk, including cyber-security breaches, or loss or misuse of our stored information as a result of a breach including customers' personal information could lead to government enforcement actions or other litigation; costs of compliance with increasingly complex laws and regulations regarding data privacy and protection of personal information; reliance on our technology services and catastrophic events and system failures disrupting our operations; inability to identify, complete, or fully realize the benefits of our proposed acquisitions, divestitures, development of new venues or the expansion of existing facilities on time, on budget, or as planned; difficulty in integrating recent or future acquisitions into our operations; cost overruns and other uncertainties associated with the development of new venues and the expansion of existing facilities; general risks related to real estate ownership and significant expenditures, including risks related to environmental liabilities; personal injury litigation related to injuries occurring at our racetracks; compliance with the Foreign Corrupt Practices Act or other similar laws and regulations, or applicable anti-money laundering regulations; payment-related risks, such as risk associated with fraudulent credit card or debit card use; work stoppages and labor problems; risks related to pending or future legal proceedings and other actions; highly regulated operations and changes in the regulatory environment could adversely affect our business; restrictions in our debt facilities limiting our flexibility to operate our business; failure to comply with the financial ratios and other covenants in our debt facilities and other indebtedness; increases to interest rates (due to inflation or otherwise), disruption in the credit markets or changes to our credit ratings may adversely affect our business; increase in our insurance costs, or inability to obtain similar insurance coverage in the future, and any inability to recover under our insurance policies for damages sustained at our properties in the event of inclement weather and casualty events; and other factors described in Item 1A. Risk Factors, of this Report and in other filings we make with the Securities and Exchange Commission.

We do not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Form 10-K

PART I

ITEM 1. BUSINESS

Overview

Churchill Downs Incorporated ("CDI" or the "Company") has been creating extraordinary entertainment experiences for over 150 years, beginning with the Company's most iconic and enduring asset, the Kentucky Derby. Headquartered in Louisville, Kentucky, CDI has expanded through the acquisition, development, and operation of live and historical racing entertainment venues, the growth of the online wagering businesses, and the acquisition, development, and operation of regional casino gaming properties.

Business Segments

The Company manages its business through three reportable segments: Live and Historical Racing, Wagering Services and Solutions, and Gaming. The Wagering Services and Solutions segment was previously known as the TwinSpires segment. We aggregate our other businesses as well as certain corporate operations in All Other. We report net revenue and operating expense associated with these reportable segments and other information about these segments in Part II, Item 8. Financial Statements and Supplementary Data, contained within this Report. Further discussion of segment financial information, and our planned investments in segment properties, is set forth in Part II, Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations contained within this Report.

Live and Historical Racing

The Live and Historical Racing segment includes live and historical pari-mutuel racing related revenue and expenses at Churchill Downs Racetrack and our historical racing properties in Kentucky, Virginia, and New Hampshire.

Our Live and Historical Racing properties earn commissions primarily from pari-mutuel wagering on live and historical races, simulcast fees earned from other wagering sites, fees from racing event-related services including admissions, personal seat licenses, sponsorships, television rights, other miscellaneous services, and revenue from food and beverage services.

Churchill Downs Racetrack

Churchill Downs Racetrack is in Louisville, Kentucky and is an internationally known thoroughbred racing operation best known as the home of our iconic flagship event, the Kentucky Derby. Thoroughbred racing has been conducted at Churchill Downs Racetrack since 1875. The Kentucky Derby is the longest continuously held annual sporting event in the U.S. and is the first race of the annual series of races for 3-year-old thoroughbreds known as the Triple Crown. The demographic profile of our guests, global television viewership, and long-running nature of this iconic event are attractive to sponsors and corporate partners, especially those with luxury and/or marquee brands.

Churchill Down Racetrack conducts approximately 80 live race days each year.

Churchill Downs Racetrack is located on 175 acres and has a one-mile dirt track, a 7/8-mile turf track, a stabling area, and a variety of areas, structures, and buildings that provide reserved seating for our patrons. Churchill Downs Racetrack has one of the largest 4K video boards in the world sitting 80 feet above the ground and measuring 171 feet wide by 90 feet tall. This video board provides views of the finish line and the entire race for on-track guests, including those in the infield and guests along the entire front side of the racetrack. The facility also has permanent lighting to accommodate night races. We have a saddling paddock and our stable area has barns sufficient to accommodate 1,400 horses and a 114-room dormitory for backside personnel. We have a state-of-the-art equine medical center and quarantine barns on the backside area of Churchill Downs Racetrack which reinforces our ongoing commitment to equine safety and supports our long-term international growth strategy. The Churchill Downs Racetrack facility also includes a simulcast wagering facility. We also own 83 acres of land at our auxiliary training facility, which is five miles from Churchill Downs Racetrack.

In 2002, we transferred title of the Churchill Downs Racetrack facility to the City of Louisville, Kentucky and entered into a 30-year lease for the facility as part of the financing of improvements to the Churchill Downs Racetrack facility. We can reacquire the facility at any time for $1.00 subject to the terms of the lease.

Since 2021, we have completed several major multi-year capital investments at Churchill Downs Racetrack: The Homestretch Club, the First Turn Experience, the Jockey Club Suites renovation, and the Paddock Project. These investments transformed key areas of Churchill Downs Racetrack that enhance the experience for our guests.

The Paddock Project was completed for the 150th running of the Kentucky Derby. The redesigned area improved the flow of guests throughout the paddock. The Paddock Project created a larger paddock walking ring for viewing the horses prior to the races, a new Paddock Club in the area on the first floor under the Twin Spires providing views of the paddock and views of the tunnel that the horses walk through, new hospitality and other amenities for guests in certain areas of the third floor clubhouse seats, and new terraces overlooking the paddock.

The Company is also investing up to $85 million to renovate the Starting Gate Pavilion and Courtyard to enhance the existing grandstand and provide improved amenities for the 151st Kentucky Derby in May 2025.

Historical Racing Properties

The following table summarizes key information regarding our current historical racing properties:

State	Property	City/ Location	Floor Space (Sq. ft.)	Historical Racing Machines ("HRMs")	Retail Race & Sportsbook[a]
Kentucky	Derby City Gaming & Hotel	Louisville, Kentucky	55,000	1,270	✔
Kentucky	Derby City Gaming Downtown	Louisville, Kentucky	43,000	450	✔
Kentucky	Turfway Park	Northern Kentucky	45,000	810	✔
Kentucky	Newport	Northern Kentucky	23,000	460	✔
Kentucky	Oak Grove	Southwestern Kentucky	180,000	1,240	✔
Kentucky	Marshall Yards[b]	Southwestern Kentucky	9,000	250	✔
Kentucky	Ellis Park	Western Kentucky	40,000	300	✔
Kentucky	Owensboro[c]	Western Kentucky	24,000	600	✔
New Hampshire	Chasers[d]	Salem, New Hampshire	4,000	(d)	N/A
Virginia	Colonial Downs / Rosie's	New Kent / Central Virginia	127,000	490	N/A
Virginia	Rosie's[e]	Richmond / Central Virginia	54,000	1,200	N/A
Virginia	Roseshire[f]	Henrico County / Central Virginia	7,000	175	N/A
Virginia	Rosie's	Dumfries / Northern Virginia	19,000	150	N/A
Virginia	The Rose	Dumfries / Northern Virginia	58,000	1,650	N/A
Virginia	Rosie's	Hampton / Southern Virginia	38,000	700	N/A
Virginia	Rosie's	Emporia / Southern Virginia	22,000	150	N/A
Virginia	Rosie's	Collinsville / Southern Virginia	2,000	40	N/A
Virginia	Rosie's	Vinton / Western Virginia	15,000	470	N/A
Total			**765,000**	**10,405**	

[a] The Company's retail sports betting business is included in the Wagering Services and Solutions segment.

[b] The Company plans to open Marshall Yards Racing & Gaming in the first quarter of 2026.

[c] The Company opened Owensboro Racing & Gaming in February 2025.

[d] The Company plans to build a new charitable gaming facility to accommodate HRMs and table games.

[e] The Company plans to expand Rosie's Richmond HRM venue to accommodate a total of 1,200 HRMs in the third quarter of 2025.

[f] The Company plans to open the Roseshire in Henrico County in the fourth quarter of 2025.

<u>Kentucky</u>

Louisville

Derby City Gaming & Hotel ("Derby City Gaming") opened in September 2018 in Louisville, Kentucky. Derby City Gaming is a state-of-the-art HRM facility located at the Churchill Downs Racetrack auxiliary training facility and has a center bar with large format televisions, two food venues, an open-air gaming patio, and retail sports betting.

Derby City Gaming was expanded in the second quarter of 2023. The expansion included a 123-room hotel, a VIP gaming area, a new sports bar, a stage for live entertainment, and an upscale-casual restaurant and bar.

Derby City Gaming Downtown ("DCG Downtown") opened in December 2023 in downtown Louisville, Kentucky. DCG Downtown has a gaming area, a main-level sports bar with a stage for live entertainment, retail sports betting, a premium bourbon bar, and an elegant wine lounge for guests, including locals, tourists, and convention attendees.

Northern Kentucky

Newport Racing & Gaming ("Newport") opened in October 2020 and is located within three miles of Cincinnati, Ohio. Newport is an HRM entertainment venue that includes a simulcast area, food and beverage offerings, and retail sports betting.

Turfway Park Racing & Gaming ("Turfway Park") opened in September 2022 in Northern Kentucky. Turfway Park is a state-of-the-art live thoroughbred racing and HRM entertainment venue with an event center, food and beverage offerings, and retail sports betting.

Southwestern Kentucky

Oak Grove Racing, Gaming & Hotel ("Oak Grove") opened in 2020 and is located approximately one-hour north of Nashville, Tennessee. Oak Grove is a premier state-of-the-art live harness racing and HRM entertainment venue with a 128-room hotel, a simulcast center, event center, an amphitheater, recreational vehicle park, equestrian center, and retail sports betting.

Marshall Yards Racing & Gaming ("Marshall Yards") is expected to open in the first quarter 2026 in Calvert City, Kentucky. The new state-of-the-art HRM entertainment venue will have 250 HRMs, a sports bar, retail sportsbook, and a simulcast center.

Western Kentucky

Ellis Park Racing & Gaming ("Ellis Park") was acquired by the Company in September 2022 and is located five miles from Evansville, Indiana. Ellis Park is a live thoroughbred racing and HRM entertainment venue with food and beverage offerings and retail sports betting.

Owensboro Racing & Gaming ("Owensboro") opened in February 2025 in Owensboro, Kentucky with 600 HRMs, a retail sportsbook, simulcast wagering, and multiple food and beverage offerings.

Virginia

Colonial Downs Racetrack ("Colonial Downs") and six historical racing entertainment venues across Virginia were acquired by the Company in November 2022. Colonial Downs has a dirt track, the widest turf track oval in North America, a simulcast area, food and beverage offerings, and two off-track betting facilities ("OTBs"). Colonial Downs conducts approximately 30 live race days each year with plans to increase up to 50 live race days per year. The Company has also created the Virginia Derby to be held in March 2025 as a qualifying race to the Kentucky Derby.

Rosie's Emporia was opened in September 2023 in Emporia, Virginia with 150 HRMs and a restaurant and bar.

The Rose Gaming Resort ("The Rose") was opened in November 2024 in Dumfries, Virginia with a 102-room hotel, eight food and beverage options, and 1,650 HRMs.

Rosie's Richmond is located in Richmond, Virginia and features 750 HRMs, a simulcast wagering area, food & beverage offerings, and a center bar. Rosie's Richmond will be expanded by the third quarter of 2025 to add an additional 450 HRMs.

Rosie's Hampton is located in Hampton, Virginia and features 700 HRMs, a simulcast wagering area, and a food & beverage outlet.

Roseshire in Henrico County is expected to open in the fourth quarter of 2025 as a state-of-the-art HRM entertainment venue in Henrico County, Virginia. Roseshire will open with 175 HRMs.

New Hampshire

Chasers Poker Room ("Chasers") was acquired in 2022 and is in Salem, New Hampshire. Chasers is a charitable gaming facility that offers poker and a variety of table games.

Wagering Services and Solutions

The Wagering Services and Solutions segment includes the revenue and expenses from pari-mutuel wagers through TwinSpires, our retail and online sports betting business, United Tote Company ("United Tote"), and Exacta Systems, LLC ("Exacta").

TwinSpires

TwinSpires is an advance deposit wagering ("ADW") business that operates the online horse racing wagering business for TwinSpires.com, BetAmerica.com, and other white-label platforms, facilitates high dollar wagering by certain customers, and provides the Bloodstock Research Information Services platform for horse racing statistical data. TwinSpires is one of the largest and most profitable legal online horse racing wagering platforms in the U.S. TwinSpires is headquartered in Louisville, Kentucky. TwinSpires accepts pari-mutuel wagers through ADW from customers residing in certain states who establish and fund an account from which these customers may place wagers via telephone, mobile applications, or through the Internet. This business is licensed as a multi-jurisdictional simulcasting and interactive wagering hub in the state of Oregon and holds licenses from various other states where applicable. This business also offers customers streaming video of live horse races, replays, and an assortment of racing and handicapping information. BetAmerica.com is an online wagering business licensed under TwinSpires that offers wagering on horse racing throughout the U.S. We also provide technology services to third parties, including FanDuel and DraftKings, and we earn commissions from white label ADW products and services. Under these arrangements, we typically provide an ADW platform and related operational services while the third party typically provides the brand, marketing, and limited customer functions.

Sports Betting

Our sports betting business includes the results of our retail sportsbooks at our wholly owned properties and online sports betting through third parties. We have executed strategic market access agreements with Bet365 in Pennsylvania, Golden Nugget in Indiana, and various market access partners in Kentucky. The Company also operates retail sports betting at certain of its racetracks and HRM and gaming facilities.

United Tote

United Tote manufactures and operates pari-mutuel wagering systems for racetracks, OTBs, and other pari-mutuel wagering businesses. United Tote provides totalisator services which accumulate wagers, calculate payoffs, and display wagering data to patrons who wager on horse races. United Tote has contracts to provide totalisator services to several third-party racetracks, OTBs, and other pari-mutuel wagering businesses and provides these services at our facilities.

In April 2024, the Company completed the sale of 49% of United Tote, a wholly owned subsidiary of CDI, to NYRA Content Management Solutions, LLC ("NYRA"), a subsidiary of the New York Racing Association, Inc.

Exacta

Exacta was acquired by the Company on August 22, 2023. Exacta is a leading provider of central determinant system technology in HRMs across the country. Exacta's system architecture supports multiple game vendors and virtually unlimited math modeling capabilities on a single central determinant system enabling Exacta to deliver a diverse gaming library to Company owned and third-party HRM entertainment venues in Virginia, Kentucky, Wyoming, New Hampshire, and is expanding internationally.

Gaming

The Gaming segment includes revenue and expenses for the casino properties and associated racetracks which support the casino license. The Gaming segment generates revenue and expenses from slot machines, table games, video lottery terminals ("VLTs"), video poker, HRMs, ancillary food and beverage services, hotel services, commission on pari-mutuel wagering, racing event-related services, and other miscellaneous operations. The following table summarizes key information regarding our gaming properties:

State	Property	Acres	Casino Space (Sq. ft.)	Slots and Video Lottery Terminals[a]	Table Games	Hotel Rooms	Retail Sportsbook [b]
Wholly owned							
Florida	Calder Casino	54	106,000	1,070	6	N/A	N/A
Indiana	Terre Haute Casino Resort	48	36,000	1,040	36	122	✓
Iowa	Hard Rock Iowa	15	41,000	670	25	54	✓
Louisiana	Fair Grounds Race Course and Slots and Video Services LLC	145	33,000	2,040	N/A	N/A	✓
Maine	Oxford Casino and Hotel	97	27,000	970	23	107	N/A
Maryland	Ocean Downs Casino and Racetrack	167	70,000	900	19	N/A	✓
Mississippi	Harlow's Casino Resort and Spa	85	33,000	660	13	105	✓
Mississippi	Riverwalk Casino Hotel	22	25,000	560	11	76	✓
New York	del Lago Resort and Casino	83	99,000	1,670	80	205	✓
Pennsylvania	Presque Isle Downs and Casino	270	61,000	1,540	34	N/A	✓
Equity Investments							
Illinois	Rivers Casino Des Plaines	21	78,000	1,520	120	N/A	✓
Ohio	Miami Valley Gaming and Racing	120	190,000	2,220	N/A	N/A	✓
	Total		799,000	14,860	367	669	

[a] Includes HRMs and video poker machines at Fair Grounds Race Course and Slots and Video Services LLC.

[b] The Company's retail sports betting business at its wholly owned properties is included in the Wagering Services and Solutions segment.

Wholly owned gaming properties

Florida

Calder Casino ("Calder") in Miami Gardens, Florida is located near Hard Rock Stadium, home of the Miami Dolphins. Calder offers two dining facilities and an entertainment venue. Calder is located on 54 acres of land, and the Company may sell 15-20 acres of this land in the future for retail development.

Indiana

The Terre Haute Casino Resort ("Terre Haute") gaming entertainment venue was opened in April 2024 and a luxury hotel was opened in May 2024 in Terre Haute, Indiana. Terre Haute has 1,040 slot machines, 36 table games, a state-of-the-art sportsbook, and offers regionally inspired food and beverage amenities.

Iowa

The Company acquired Hard Rock Hotel and Casino in Sioux City, Iowa ("Hard Rock Iowa") in November 2022, which is a gaming facility and hotel with food and beverage offerings, a retail sportsbook, and entertainment venues.

Louisiana

Fair Grounds Race Course & Slots ("Fair Grounds") is located in New Orleans, Louisiana. Fair Grounds is a gaming facility and racecourse with a bar, simulcast facility, dirt and turf track, and stabling area. Fair Grounds conducts approximately 80 live racing days each year. The facility includes clubhouse and grandstand seating for approximately 5,000 guests, a general admissions area, several dining facilities, and a retail sportsbook. The stable area consists of barns that can accommodate approximately 1,900 horses and living quarters for approximately 130 people. Fair Grounds also owns and operates 15 OTBs, 13 of which have over 500 HRMs. Video Services LLC ("VSI") is the owner and operator of video poker machines in 13 of those OTBs in Louisiana.

Maine

Oxford Casino and Hotel is located in Oxford, Maine and is a gaming facility with a hotel and a dining facility.

Maryland

Ocean Downs Casino and Racetrack ("Ocean Downs") is located in Berlin, Maryland. Ocean Downs is a gaming facility with several dining options, a retail sportsbook, and a racetrack that conducts approximately 45 live harness racing days each year.

Mississippi

Harlow's Casino Resort and Spa is located in Greenville, Mississippi, and is a gaming facility and hotel with two dining facilities and a retail sportsbook.

Riverwalk Casino Hotel is located in Vicksburg, Mississippi, and is a gaming facility and hotel with two dining facilities and a retail sportsbook.

New York

Del Lago Resort and Casino ("del Lago") was acquired by the Company in November 2022 and is located in Waterloo, New York. Del Lago is a gaming facility and a hotel with several dining options and a retail sportsbook.

Pennsylvania

Presque Isle Downs and Casino ("Presque Isle") is located in Erie, Pennsylvania. Presque Isle is a gaming facility with three dining facilities, a retail sportsbook, an entertainment venue and thoroughbred racetrack that conducts approximately 80 live racing days each year.

Equity Investments

Illinois

The Company has a 61.3% equity ownership in Midwest Gaming Holdings, LLC ("Midwest Gaming"), the parent company of Rivers Casino Des Plaines ("Rivers Des Plaines"), located in Des Plaines, Illinois. Rivers Des Plaines is a gaming entertainment venue located on 21 acres and has seven dining facilities, an approximate 5,000 square-foot state-of-the-art BetRivers Sports Bar, and a 10,000 square-foot ballroom for private events and live entertainment.

Ohio

The Company has a 50% equity investment in Miami Valley Gaming and Racing ("MVG") located just north of Cincinnati, Ohio. MVG is a gaming entertainment venue with a harness racetrack, a racing simulcast center, multiple food and drink offerings, and a retail sportsbook.

All Other

We have aggregated our captive insurance company that was established in April 2024 as well as certain corporate operations in All Other to reconcile to consolidated results.

Corporate

Corporate includes miscellaneous and other revenue, compensation expense, professional fees, and other general and administrative expense not allocated to our segments.

Competition

Overview

We operate in a highly competitive industry with many participants, some of which have financial and other resources that are greater than ours. The industry faces competition from a variety of sources for discretionary consumer spending, including spectator sports, sports wagering, and other entertainment and gaming options. Our brick-and-mortar casinos compete with traditional and Native American casinos, VLTs, state-sponsored lotteries, and other forms of legalized gaming in the U.S. and other jurisdictions.

Legalized gambling is currently permitted in various forms in many states and Canada. Other jurisdictions could legalize gambling in the future, and established gaming jurisdictions could award additional gaming licenses or permit the expansion of existing gaming operations. If additional gaming opportunities become available near our racing or gaming operations, such gaming operations could have a material adverse impact on our business.

In May 2018, the United States Supreme Court struck down the 1992 Professional and Amateur Sports Protection Act, which had effectively banned sports wagering in most states. Removal of the ban gives states the authority to authorize sports wagering.

Live and Historical Racing

In 2024, approximately 31,000 thoroughbred horse races were conducted in the U.S., which was down 2.8% compared to 2023. As a racetrack operator, we compete for horses with other racetracks running live racing meets at or near the same time as our races. Our ability to compete is substantially dependent on the racing calendar, number of horses racing, and purse sizes. As a content provider, we compete for wagering dollars in the simulcast market with other racetracks conducting races at or near the same times as our races. In recent years, competition has increased as more states legalize gaming and allow slot machines at racetracks with mandatory purse contributions. Our HRM entertainment venues in Kentucky, Virginia, and New Hampshire compete with regional casinos in the area and other forms of legal and illegal gaming.

Wagering Services and Solutions

TwinSpires

TwinSpires competes with other ADW businesses for both customers and racing content, as well as brick-and-mortar racetracks, casinos, OTBs, and other forms of legal and illegal sports betting.

Sports Betting

Our sports betting business competes for customers with retail, mobile, and online offerings from commercial brick-and-mortar casinos and racetracks. We also compete with daily fantasy sports gaming companies that are expanding into mobile and online sports betting and iGaming, international sports betting businesses looking to expand into the U.S. market, and other forms of legal and illegal sports betting and iGaming operations.

Exacta

Exacta competes with HRM and other central determinant systems providers for casino and racino operators, players, and third-party game content providers.

Gaming

Our Gaming properties operate in highly competitive environments and primarily compete for customers with other casinos in the surrounding regional gaming markets. Our Gaming properties compete to a lesser extent with state-sponsored lotteries, off-track wagering, card parlors, online gambling, and other forms of legalized gaming in the U.S.

Human Capital

We believe our people are essential to our operations and fundamental to the long-term success of our Company. Our focus is on attracting innovative and collaborative team members who are eager to develop their skills within a dynamic and growing portfolio of businesses dedicated to delivering exceptional experiences for our guests.

Our People

As of December 31, 2024, we had approximately 8,870 team members, including 6,480 that are full-time. Our highest level of seasonal employment occurs in the second quarter, coinciding with the Kentucky Derby.

As of the same date, approximately 840 full-time team members were covered by 12 collective bargaining agreements. We have not experienced any material operational disruptions due to labor disputes.

Talent Acquisition, Development and Retention

We are committed to attracting, developing, and retaining top talent. Our approach emphasizes a clear purpose and strategy, setting ambitious goals, fostering accountability, continuously assessing and advancing talent, and driving a leadership-led culture of growth. We provide opportunities for team members to expand their expertise within their current roles while also encouraging skill development across different areas of the Company.

Talent reviews and succession planning are conducted regularly with our Chief Executive Officer and Board of Directors, with a focus on accelerating career development, strengthening leadership pipelines, and fostering a breadth of perspectives and experiences within our workforce.

Compensation, Benefits, Safety and Wellness

We strive to offer competitive salaries and wages while providing comprehensive health and retirement benefits to eligible team members. Our core health and welfare offerings are supplemented with targeted programs designed to manage or improve common health conditions, along with a variety of voluntary benefits and paid time-off programs.

Additionally, we provide innovative initiatives aimed at promoting physical, emotional, and financial well-being. The safety of our team members, customers, and community remains a top priority, and we have established safety programs across all our properties to ensure best practices are continuously identified and implemented.

Governmental Regulations and Potential Legislative Changes

We are subject to various federal, state, local, and international laws and regulations that affect our businesses. The ownership, operation, and management of our Live and Historical Racing, Wagering Services and Solutions, and Gaming segments are subject to regulation under the laws and regulations of each of the jurisdictions in which we operate. Our businesses and properties are also subject to legislative actions at both the federal and state level.

Live and Historical Racing Regulations

Horse racing is a highly regulated industry. In the U.S., interstate pari-mutuel wagering on horse racing is subject to the Interstate Horseracing Act of 1978, as amended in 2000 ("IHA"). Under the IHA, racetracks and ADWs can accept interstate off-track wagers if the racetracks and ADWs have approvals from (1) the host horse racetrack including a written agreement with the horsemen's group, if applicable, (2) the host racing commission, and (3) the off-track racing commission. If these requirements are met, racetracks can commingle wagers from different racetracks and wagering facilities and broadcast horse racing events to other licensed establishments.

In the U.S., individual states regulate the operations of racetracks located within their respective jurisdictions with the intent to, among other things, protect the public from unfair and illegal gambling practices, generate tax revenue, license racetracks and operators and prevent organized crime from being involved in the industry. Although the specific form may vary, states that regulate horse racing generally do so through a horse racing commission or other gambling regulatory authority. In general, regulatory authorities perform background checks on all racetrack owners prior to granting the necessary operating licenses. Horse owners, trainers, jockeys, drivers, stewards, judges, and backside personnel are also subject to licensing by governmental authorities.

The total number of days on which each racetrack conducts live racing may fluctuate annually based on applications and approvals.

Louisiana

In Louisiana, the 2021 Historical Horse Racing Act (the "2021 HHR Act") allows off-track betting facilities ("OTBs") to have up to 50 HRMs. On October 25, 2022, a number of individual plaintiffs associated with video poker and truckstops, filed a lawsuit in the 19th Judicial District Court in East Baton Rouge, Louisiana against certain racetracks in Louisiana, including our Fair Grounds Race Course and Slots property, alleging that the 2021 HHR Act is unconstitutional to the extent it purports to permit historical racing in a parish without a referendum. On June 8, 2023, plaintiffs filed a motion for summary judgment on the constitutional issues raised in their complaint and a hearing was conducted on September 11, 2023.

On February 23, 2024, the judge issued a ruling in favor of plaintiffs granting summary judgment stating that: (i) historical horseracing is a new form of gaming not specifically authorized by law prior to 1996; (ii) historical horseracing may not be conducted in any parish of the state unless voters approve it through referendum; and (iii) the 2021 HHR Act that authorized historical horseracing is unconstitutional. The summary judgment, which was certified as final for purposes of appeal, was entered on March 18, 2024, and the Company, along with other interested parties including the Louisiana Racing Commission, filed a joint motion for a suspensive appeal, which was entered on March 26, 2024. The suspensive appeal allows the continued operation of HHR during the pendency of the appeal before the Louisiana Supreme Court. The case was lodged in the Louisiana Supreme Court on August 7, 2024 and the Company, and other appellants, including the Louisiana Attorney General on behalf of the Louisiana Racing Commission, filed opening briefs on October 9, 2024. Oral arguments occurred on January 27, 2025. The Company intends to vigorously defend the constitutionality of the HHR Act.

As of December 31, 2024, the Company had approximately 500 HRMs in OTBs in Louisiana. If the 2021 HHR Act is determined to be unconstitutional it could have an adverse impact on our Louisiana HRM results which are reported in our Gaming segment.

Wagering Services and Solutions Regulations and Potential Legislative Changes

TwinSpires is licensed in Oregon under a multi-jurisdictional simulcasting and interactive wagering totalisator hub license issued by the Oregon Racing Commission in accordance with Oregon law and the IHA. We also hold ADW licenses in certain other states where appropriate. Changes in the form of new legislation or regulatory activity at the state or federal level could adversely impact our mobile and online ADW business.

Sports Betting and iGaming Regulations and Potential Legislative Changes

In May 2018, the United States Supreme Court struck down the 1992 Professional and Amateur Sports Protection Act, which had effectively banned sports wagering in most states. Removal of the ban gave states the authority to authorize sports wagering. Sports betting has been authorized and is operational in thirty-eight states and the District of Columbia as of December 31, 2024. Each state has different structures for the number of allowable industry participants, license fees, taxes, and other operational requirements.

As of December 31, 2024, the Company is operational in ten states for retail sports betting.

Gaming Regulations and Potential Legislative Changes

The gaming industry is a highly regulated industry. In the U.S., gaming laws are generally designed to protect consumers and the viability and integrity of the industry. Gaming laws may also be designed to protect and maximize state and local revenue derived through taxes and licensing fees imposed on industry participants as well as to enhance economic development and tourism. To accomplish these public policy goals, gaming laws establish procedures to ensure that participants in the industry meet certain standards of character and fitness. Gaming laws require industry participants to:

- Ensure that unsuitable individuals and organizations have no role in gaming operations,

- Establish procedures designed to prevent cheating and fraudulent practices,

- Establish and maintain responsible accounting practices and procedures,

- Maintain effective controls over financial practices, including establishment of minimum procedures for internal fiscal affairs and the safeguarding of assets and revenue,

- Maintain systems for reliable record keeping,

- File periodic reports with gaming regulators,

- Ensure that contracts and financial transactions are commercially reasonable, reflect fair market value and are arms-length transactions,

- Establish programs to promote responsible gambling and inform patrons of the availability of help for problem gambling, and

- Enforce minimum age requirements.

A state regulatory environment is established by statute and administered by a regulatory agency with broad discretion to regulate the affairs of owners, managers, and persons with financial interests in gaming operations. Gaming authorities in the various jurisdictions in which we operate:

- Adopt rules and regulations under the implementing statutes,

- Interpret and enforce gaming laws,

- Impose disciplinary sanctions for violations, including fines and penalties,

- Review the character and fitness of participants in gaming operations and make determinations regarding suitability or qualification for licensure,

- Grant licenses for participation in gaming operations,

- Collect and review reports and information submitted by participants in gaming operations,

- Review and approve transactions, such as acquisitions or change-of-control transactions of gaming industry participants, securities offerings, and debt transactions engaged in by such participants, and

- Establish and collect fees and taxes.

Any change in the gaming laws or regulations of a jurisdiction could have a material adverse impact on our gaming operations.

Licensing and Suitability Determinations

Gaming laws require us, each of our subsidiaries engaged in gaming operations, certain of our directors, officers and employees, and in some cases, certain of our shareholders, to obtain licenses from gaming authorities. Licenses typically require a determination that the applicant qualifies or is suitable to hold the license. Gaming authorities have very broad discretion in determining whether an applicant qualifies for licensing or should be deemed suitable. Criteria used in determining whether to grant a license to conduct gaming operations, while varying between jurisdictions, generally include consideration of factors such as the good character, honesty, and integrity of the applicant; the financial stability, integrity, and responsibility of the

applicant, including whether the operation is adequately capitalized in the state and exhibits the ability to maintain adequate insurance levels; the quality of the applicant's gaming facilities; the amount of revenue to be derived by the applicable state from the operation of the applicant's gaming facility; the applicant's practices with respect to minority hiring and training; and the effect on competition and general impact on the community.

In evaluating individual applicants, gaming authorities consider the individual's business experience and reputation for good character, the individual's criminal history, and the character of those with whom the individual associates.

Many gaming jurisdictions limit the number of licenses granted to operate gaming facilities within the state and some states limit the number of licenses granted to any one gaming operator. Licenses under gaming laws are generally not transferable without approval. Licenses in most of the jurisdictions in which we conduct gaming operations are granted for limited durations and require renewal from time to time. There can be no assurance that any of our licenses will be renewed. The failure to renew any of our licenses could have a material adverse impact on our gaming operations.

Gaming authorities may investigate any subsidiary engaged in gaming operations and may investigate any individual who has a material relationship to or material involvement with any of these entities to determine whether such individual is suitable or should be licensed as a business associate of a gaming licensee. Our officers, directors, and certain key employees must file applications with the gaming authorities and may be required to be licensed, qualify, or be found suitable in many jurisdictions. Gaming authorities may deny an application for licensing for any cause that they deem reasonable. Qualification and suitability determinations require submission of detailed personal and financial information followed by a thorough investigation. Changes in licensed positions must be reported to gaming authorities. Gaming authorities have the ability to deny a license, qualification, or finding of suitability and have jurisdiction to disapprove a change in a corporate position.

If one or more gaming authorities were to find that an officer, director, or key employee fails to qualify or is unsuitable for licensing or unsuitable to continue having a relationship with us, we would be required to sever all relationships with such person. Gaming authorities may also require us to terminate the employment of any person who refuses to file appropriate applications.

In many jurisdictions, certain of our shareholders may be required to undergo a suitability investigation similar to that described above. Many jurisdictions require any person who acquires beneficial ownership of more than a certain percentage of our voting securities, typically 5%, to report the acquisition to gaming authorities, and may be required to apply for qualification or a finding of suitability. Most gaming authorities, however, allow an "institutional investor" to apply for a waiver.

Any person who fails or refuses to apply for a finding of suitability or a license within the prescribed period after being advised it is required by gaming authorities may be denied a license or found unsuitable, as applicable. Any shareholder found unsuitable or denied a license and who holds, directly or indirectly, any beneficial ownership of our voting securities beyond such period of time as may be prescribed by the applicable gaming authorities may be guilty of a criminal offense. We may be subject to disciplinary action if, after we receive notice that a person is unsuitable to be a shareholder or to have any other relationship with us or any of our subsidiaries, we:

(i) pay that person any dividend or interest upon our voting securities,

(ii) allow that person to exercise, directly or indirectly, any voting right conferred through securities held by that person,

(iii) pay remuneration in any form to that person for services rendered or otherwise, or

(iv) fail to pursue all lawful efforts to require such unsuitable person to relinquish voting securities including, if necessary, the immediate purchase of said voting securities for cash at fair market value.

Violations of Gaming Laws

If we violate applicable gaming laws, our gaming licenses could be limited, conditioned, suspended, or revoked by gaming authorities, and we and any other persons involved could be subject to substantial fines. A supervisor or conservator can be appointed by gaming authorities to operate our gaming properties, or in some jurisdictions, take title to our gaming assets in the jurisdiction, and under certain circumstances, income generated during such appointment could be forfeited to the applicable state or states. Violations of laws in one jurisdiction could result in disciplinary action in other jurisdictions. As a result, violations by us of applicable gaming laws could have a material adverse impact on our gaming operations.

Some jurisdictions prohibit certain types of political activity by a gaming licensee, officers, directors, and key employees. A violation of such a prohibition may subject the offender to criminal and/or disciplinary action.

Reporting and Record-Keeping Requirements

We are required periodically to submit detailed financial and operating reports and furnish any other information that gaming authorities may require. Under federal law, we are required to record and submit detailed reports of currency transactions

greater than $10,000 at our gaming facilities and racetracks as well as any suspicious activity that may occur at such facilities. Failure to comply with these requirements could result in fines or cessation of operations. We are required to maintain a current stock ledger that may be examined by gaming authorities at any time. If any securities are held in trust by an agent or by a nominee, the record holder may be required to disclose the identity of the beneficial owner to gaming authorities. A failure to make such disclosure may be grounds for finding the record holder unsuitable. Gaming authorities may require certificates for our securities to bear a legend indicating that the securities are subject to specified gaming laws.

Review and Approval of Transactions

Substantially all material loans, leases, sales of securities, and similar financing transactions must be reported to and in some cases approved by gaming authorities. We may not make a public offering of securities without the prior approval of certain gaming authorities. Changes in control through merger, consolidation, stock or asset acquisitions, management, or consulting agreements, or otherwise are subject to receipt of prior approval of gaming authorities. Entities seeking to acquire control of us or one of our subsidiaries must satisfy gaming authorities with respect to a variety of stringent standards prior to assuming control. Gaming authorities may also require controlling shareholders, officers, directors, and other persons having a material relationship or involvement with the entity proposing to acquire control, to be investigated and licensed as part of the approval process relating to the transaction.

License Fees and Gaming Taxes

We pay substantial license fees and taxes in many jurisdictions in connection with our gaming operations which are computed in various ways depending on the type of gambling or activity involved. Depending upon the particular fee or tax involved, these fees and taxes are payable with varying frequency. License fees and taxes are based upon such factors as a percentage of the gaming revenue received; the number of gambling devices and table games operated; or a one-time fee payable upon the initial receipt of license and fees in connection with the renewal of license. In some jurisdictions, casino tax rates are graduated such that the tax rates increase as gaming revenue increases. Tax rates are subject to change, sometimes with little notice, and such changes could have a material adverse impact on our gaming operations.

Operational Requirements

In most jurisdictions, we are subject to certain requirements and restrictions on how we must conduct our gaming operations. In certain states, we are required to give preference to local suppliers and include minority and women-owned businesses and organized labor in construction projects to the maximum extent practicable. We may be required to give employment preference to minorities, women, and in-state residents in certain jurisdictions. Our ability to conduct certain types of games, introduce new games or move existing games within our facilities may be restricted or subject to regulatory review and approval. Some of our operations are subject to restrictions on the number of gaming positions we may have, and the maximum wagers allowed to be placed by our customers.

Environmental Matters

We are subject to various federal, state, and local environmental laws and regulations that govern activities that may have adverse environmental effects, such as discharges to air and water, as well as the management and disposal of solid, animal, and hazardous wastes and exposure to hazardous materials. These laws and regulations, which are complex and subject to change, include the United States Environmental Protection Agency ("EPA") and state laws and regulations that address the impacts of manure and wastewater generated by Concentrated Animal Feeding Operations ("CAFO") on water quality, including, but not limited to, storm and sanitary water discharges. CAFO and other water discharge regulations include permit requirements and water quality discharge standards. Enforcement of these regulations has been receiving increased governmental attention. Compliance with these and other environmental laws can, in some circumstances, require significant capital expenditures. We may incur future costs under existing and new laws and regulations pertaining to storm water and wastewater management at our racetracks. Violations can result in significant penalties and, in some instances, interruption, or cessation of operations.

We also are subject to laws and regulations that create liability and cleanup responsibility for releases of hazardous substances into the environment. Under certain of these laws and regulations, a current or previous owner or operator of property may be liable for the costs of remediating hazardous substances or petroleum products on its property, without regard to whether the owner or operator knew of, or caused, the presence of the contaminants, and regardless of whether the practices that resulted in the contamination were legal at the time the contamination occurred. The presence of, or failure to remediate properly, such substances may materially adversely affect the ability to sell or rent such property or to borrow funds using such property as collateral. The owner of a property may be subject to claims by third parties based on damages and costs resulting from environmental contamination emanating from the property.

Marks and Intellectual Property

We hold numerous state and federal service mark registrations on specific names and designs in various categories including the entertainment business, apparel, paper goods, printed matter, housewares, and glass. We license the use of these service marks and derive revenue from such license agreements.

Available Information

Our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, proxy statements and other Securities and Exchange Commission ("SEC") filings, and any amendments to those reports and any other filings that we file with or furnish to the SEC under the Securities Exchange Act of 1934 are made available free of charge on our website (www.churchilldownsincorporated.com) as soon as reasonably practicable after we electronically file the materials with the SEC and are also available at the SEC's website at www.sec.gov.

Form 10-K

ITEM 1A. RISK FACTORS

Our operations and financial results are subject to various risks and uncertainties, including those described below, that could adversely affect our business, financial condition, results of operations, cash flows, and the trading price of our common stock.

Economic and External Risks

Our business could be adversely affected by the occurrence of extraordinary events, such as terrorist attacks, public health threats, and civil unrest

Our operating results depend, in large part, on revenues derived from customers visiting our casinos and racetracks, which is subject to the occurrence and threat of extraordinary events that may discourage attendance or expose us to substantial liability. Terrorist activity, including acts of domestic terrorism, civil unrest, or other actions that discourage attendance at other locations, or even the threat of such activity, including public concerns regarding air travel, military actions, safety, and additional national or local catastrophic incidents, could result in reduced attendance at Churchill Downs Racetrack and at our other locations. A major epidemic or pandemic, outbreak of a contagious equine disease, or the threat of such an event, could also adversely affect attendance and could impact the supply chain for our major construction projects resulting in higher costs and delays of the projects. For example, the COVID-19 global pandemic resulted in the temporary suspension of operations of all of our wholly owned gaming properties, certain wholly owned racing operations, and the two gaming properties related to our equity investments. While we are constantly evaluating our security precautions in an effort to ensure the safety of the public, no security measures can guarantee safety and there can be no assurances of avoiding potential liabilities.

Our business may be subject to fluctuations due to seasonality and inclement weather, including as a result of climate change, that could result in volatility and have an adverse effect on our operating results

Unfavorable weather conditions, including extremely high and low temperatures, heavy rains, high winds, storms, tornadoes, and hurricanes, have caused and may in the future cause events to be canceled and/or attendance to be lower, resulting in reduced wagering. Inclement weather conditions may deter or prevent customers from reaching the facilities, including our gaming and HRM venues. Climate change could have an impact on longer-term natural weather trends. Extreme weather events that are linked to rising temperatures, changing global weather patterns, sea, land, and air temperatures, as well as sea levels, rain, and snow could result in increased occurrence and severity of adverse weather events. Our operations are subject to reduced patronage, disruptions, or complete cessation of operations due to weather conditions, natural disasters, and other casualties. The occurrence or threat of any such extraordinary event at our locations, particularly at Churchill Downs Racetrack during Kentucky Derby and Oaks week, could have a material negative effect on our business and results of operations.

Our business is sensitive to economic conditions which may affect consumer confidence, consumers' discretionary spending, or our access to credit in a manner that adversely impacts our operations

Economic trends can impact consumer confidence and consumers' discretionary spending, including:

- Negative economic conditions and the persistence of elevated levels of unemployment can impact consumers' disposable incomes and, therefore, impact the demand for entertainment and leisure activities.

- Inflationary periods negatively impact consumers' discretionary income and could reduce the amount of income previously used for gaming and entertainment.

- Declines in the residential real estate market, increases in individual tax rates and other factors that we cannot accurately predict may reduce the disposable income of our customers.

- Decreases in consumer discretionary spending could affect us even if such decreases occur in other markets. For example, reduced wagering levels, and profitability at racetracks from which we carry racing content could cause certain racetracks to cancel races or cease operations and therefore reduce the content we could provide to our customers.

Lower consumer confidence or reductions in consumers' discretionary spending could result in fewer patrons spending money at our racetracks, our online wagering sites and gaming and wagering facilities, and reduced consumer spending overall.

Our access to and the cost of credit may be impacted to the extent global and U.S. credit markets are affected by downward economic trends. Economic trends can also impact the financial viability of other industry constituents, making collection of amounts owed to us uncertain. Our ability to respond to periods of economic contraction may be limited, as certain of our costs remain fixed or even increase when revenue declines.

Due to the nature of our business, we are subject to taxation in a number of jurisdictions and changes in, or new interpretations of, tax laws, tax rulings or their application by tax authorities could result in additional tax liabilities and could materially affect our financial condition and results of operations

We believe that the prospect of raising significant additional revenue through taxes and fees is one of the primary reasons that certain jurisdictions permit legalized gaming. As a result, gaming companies are typically subject to significant taxes and fees in addition to the normal federal, state, provincial, and local income taxes and such taxes and fees may be increased at any time. From time to time, legislators and officials have proposed changes in tax laws or in the administration of laws affecting the horse racing, online wagering, and casino industries. Many states and municipalities, including ones in which we operate, are currently experiencing budgetary pressures that may make it more likely they would seek to impose additional taxes and fees on our operations. We are subject to tax in multiple U.S. tax jurisdictions and judgment is required in determining our provision for income taxes, deferred tax assets or liabilities, and in evaluating our tax positions. It is not possible to determine the likelihood, extent or impact of any future changes in tax laws or fees, or changes in the administration of such laws; however, if enacted, such changes could have a material adverse impact on our business.

Strategic Risks

A lack of confidence in the integrity of our core businesses or any deterioration in our reputation could affect our ability to retain our customers and engage with new customers

Horse racing, pari-mutuel wagering, and casino gaming businesses depend on the public perception of integrity and fairness in their operations. To prevent cheating or erroneous payouts, necessary oversight processes must be in place to ensure that such activities cannot be manipulated. A lack or loss of confidence in the fairness of our industries could have a material adverse impact on our business.

Acts of fraud or cheating in our gaming businesses using counterfeit chips, covert schemes, and other tactics, possibly in collusion with our employees, may be attempted or committed by our gaming customers with the aim of increasing their winnings. Our gaming customers, visitors, and employees may also commit crimes such as theft to obtain chips not belonging to them. Despite our efforts to safeguard against this risk, we may not be successful in preventing or detecting such culpable behavior and schemes in a timely manner and the relevant insurance we have obtained may not be sufficient to cover our losses depending on the incident, which could result in losses to our gaming operations and generate negative publicity, both of which could have an adverse effect on our reputation, business, results of operations, and cash flows.

Other factors that could influence our reputation include the quality of the services we offer and public perception of our actions with regard to social issues such as diversity, human rights, and support for local communities. Broad access to social media makes it easy for anyone to provide public feedback that can influence perceptions of us or our properties. It may be difficult to control or effectively manage negative publicity, regardless of whether it is accurate. Negative events and publicity could quickly and materially damage perceptions of us, our properties, or our industries, which, in turn, could adversely impact our business, financial condition or results of operations through loss of customers, loss of business opportunities, lack of acceptance of our company to operate in host communities, employee retention, or recruiting difficulties or other difficulties.

An inability to attract and retain key and highly qualified and skilled personnel, as well as disruptions in the general labor market, could impact our ability to successfully develop, operate, and grow our business

We believe that our success depends in part on our ability to hire, develop, motivate, and retain highly qualified and skilled employees throughout our organization. If we do not successfully hire, develop, motivate, and retain highly qualified and skilled employees, it is likely that we could experience significant disruptions in our operations and our ability to successfully develop, operate, and grow our business could be impacted.

Competition for the type of talent we seek to hire continues to be a challenge in the geographic areas in which we operate. As a result, we may incur significant costs to attract and retain highly skilled employees. We may be unable to attract and retain the personnel necessary to sustain our business or support future growth.

Certain of our key employees are required to file applications with the gaming authorities in each of the jurisdictions in which we operate and are required to be licensed or found suitable by these gaming authorities. If the gaming authorities were to find a key employee unsuitable for licensing, we may be required to sever the employee relationship, or the gaming authorities may require us to terminate the employment of any person who refuses to file appropriate applications. Either result could significantly impact our operations.

We continue to experience a competitive labor market. Increased employee turnover, changes in the availability of our workers, or labor shortages in our supply chain could result in increased costs and impact our ability to fully staff our operations, which could negatively affect our financial condition, results of operations, or cash flows.

Our Company faces significant competition, and we expect competition levels to increase

We face an increasingly high degree of competition among a large number of participants operating from physical locations and/or through online or mobile platforms, including destination casinos, riverboat casinos; dockside casinos; land-based casinos; video lottery; iGaming; sports betting; gaming at taverns in certain states, such as Illinois; gaming at truck stops, gas stations, and other establishments in certain states, such as Louisiana, Pennsylvania, Virginia, and Kentucky; historical horse racing in Kentucky; sweepstakes and poker machines not located in casinos; fantasy sports; Native American gaming; and other forms of gaming in the U.S. Furthermore, competition from internet lotteries, sweepstakes, illegal slot machines and skill games, fantasy sports and internet, or mobile-based gaming platforms, which allow their customers to wager on a wide variety of sporting events and/or play Las Vegas-style casino games from home or in non-casino settings could divert customers from our properties and thus adversely affect our financial condition, results of operations, and cash flows. Currently, there are proposals that would legalize internet poker, sports betting, and other varieties of iGaming in a number of states. Expansion of land-based and iGaming in other jurisdictions (both regulated and unregulated) could further compete with our operations, which could have an adverse impact on our financial condition, results of operations, and cash flows.

Legalized gaming is currently permitted in various forms throughout the U.S. and on various lands taken into trust for the benefit of certain Native Americans in the U.S. and Canada. Other jurisdictions, including states adjacent to states in which we currently have properties, have recently legalized, implemented, and expanded gaming. Established gaming jurisdictions could award additional gaming licenses or permit the expansion or relocation of existing gaming operations. Voters and state legislatures may seek to supplement traditional tax revenue sources of state governments by authorizing or expanding gaming in the states that we operate in or the states that are adjacent to or near our existing properties. New, relocated, or expanded operations by other persons could increase competition for our operations and could have a material adverse impact on us.

Our operations also face competition from other leisure and entertainment activities.

Our Churchill Downs Racetrack and the Kentucky Derby may be adversely affected by changes in consumer preferences, attendance, wagering, and sponsorships

Our Churchill Downs Racetrack is dependent upon the number of people attending and wagering on live horse races. If interest in horse racing is lower in the future, it may have a negative impact on revenue and profitability in our Live and Historical Racing segment. In addition, accidents and adverse events that may occur at our racetrack and any reputational damage as a result may negatively impact attendance at our live horse races. If attendance at and wagering on live horse racing declines, it could have a material adverse impact on our business.

The number and level of sponsorships are important to the success of the Kentucky Derby. Our ability to retain sponsors, acquire new sponsors, and compete for sponsorships and advertising dollars could have a material adverse impact on our business.

We are subject to significant risks associated with our equity investments, strategic alliances, and other third-party agreements

We pursue certain license opportunities, development projects, and other strategic business opportunities through equity investments, joint ventures, license arrangements, and other alliances with third parties.

Our equity investments are governed by mutually established agreements that we entered into with our co-investors and therefore, we do not unilaterally control the applicable entity or other initiatives. The terms of the equity investments and the rights of our co-investors may preclude us from taking actions that we believe to be in the best interests of the Company. Disagreements with our co-investors could result in delays in project development, including construction delays, and ultimate failure of the project. Our co-investors also may not be able to provide capital to the applicable entity on the terms agreed to or at all, and the applicable entity may be unable to obtain external financing to finance their operations. Also, our ability to exit the equity investments may be subject to contractual and other limitations.

With any third-party arrangement, there is a risk that our partners' economic, business, or legal interests or objectives may not be aligned with ours, leading to potential disagreements and/or failure of the applicable project or initiative. We are also subject to risks relating to our co-investors' failure to satisfy contractual obligations, conflicts arising between us and any of our partners and changes in the ownership of any of our co-investors.

Any of these risks could have a material adverse impact on our business.

We may not be able to respond to rapid technological changes in a timely manner, which may cause customer dissatisfaction

Our Wagering Services and Solutions segment and gaming and historical racing properties are characterized by the rapid development of new technologies and the continuous introduction of new products. Our main technological advantage versus potential competitors is our software lead-time in the market and our experience in operating an Internet-based wagering network. It may be difficult to maintain our competitive technological position against current and potential competitors,

especially those with greater financial resources. The Company's competitors may adopt new technologies and technological advancements, such as using artificial intelligence and machine learning, to pursue new products, services and approaches more quickly, successfully, and effectively than the Company.

Our success depends upon new product development and technological advancements, including the development of new wagering platforms and features. While we expend resources on research and development and product enhancement, we may not be able to continue to improve and market our existing products or technologies or develop and market new products in a timely manner. Further technological developments from our competitors may cause our products or technologies to become obsolete or noncompetitive.

The concentration and evolution of the slot machine and HRM manufacturing industry or other technological conditions could impose additional costs on us

A significant amount of our revenue is attributable to slot, HRM, VLTs, and video poker machines operated by us at our properties, and there are a limited number of slot machine and HRM manufacturers servicing the industry. It is important for competitive reasons that we offer the most popular and up-to-date machine games with the latest technology to our guests. A substantial majority of the slot and HRM machines sold in the U.S. are manufactured by a few select companies. The prices of new machines may escalate and manufacturers could refuse to sell us machines featuring the most popular games, instead requiring participating lease arrangements to acquire the machines. Such agreements may be substantially more expensive over the long term than the cost of purchasing a new machine.

We rely on vendors that may use components produced in foreign countries. Restrictions on international trade, such as tariffs and other controls on imports or exports, could impact the pricing and availability of slot and HRM machines. Availability of the most popular games may also be limited by the manufacturer. If we are unable to maintain availability of the most popular games, it could impact our ability to attract and retain customers.

We rely on a variety of hardware and software products to maximize revenue and efficiency in our operations. Technology in the gaming industry is developing rapidly, and we may need to invest substantial amounts to acquire the most current gaming and hotel technology and equipment in order to remain competitive in the markets in which we operate. We rely on a limited number of vendors to provide video poker, slot, and HRM machines and any loss of equipment suppliers could impact our operations. Ensuring the successful implementation and maintenance of any new technology acquired is an additional risk.

Our operations in certain jurisdictions depend on agreements with industry constituents including horsemen and other racetracks, and the failure to enter into or maintain these agreements on terms acceptable to us could have a material adverse effect on our business, results of operations, and financial condition

Our operations in certain jurisdictions depend on agreements with third parties. If we are unable to renew these agreements on satisfactory terms as they expire, our business may be disrupted. For example, the Interstate Horseracing Act, as well as various state racing laws, require that we have written agreements with the horsemen at our racetracks in order to simulcast races, and, in some cases, conduct live racing. Certain industry groups negotiate these agreements on behalf of the horsemen (the "Horsemen's Groups"). These agreements provide that we must receive the consent of the Horsemen's Groups at the racetrack conducting live races before we may allow third parties to accept wagers on those races. We currently negotiate formal agreements with the applicable Horsemen's Groups at our racetracks on an annual basis. The failure to maintain agreements with, or obtain consents from, the Horsemen's Groups on satisfactory terms or the refusal by a Horsemen's Group to consent to third parties accepting wagers on our races or our accepting wagers on third-party races could have a material adverse impact on our business, as such failure will result in our inability to conduct live racing and export and import simulcasting.

From time to time, certain Horsemen's Groups have withheld their consent to send or receive racing signals among racetracks. Failure to receive the consent of these Horsemen's Groups for new and renewing simulcast agreements could have a material adverse impact on our business. We also have written agreements with certain Horsemen's Groups with regards to the proceeds of gaming machines in certain states that may be required to operate such gaming.

We have agreements with other racetracks for the distribution of racing content through both the import of other racetracks' signals for wagering at our properties and the export of our racing signal for wagering at other racetracks' facilities, OTBs, and ADWs. From time to time, we may be unable to reach agreements on terms acceptable to us. As a result, we may be unable to distribute our racing content to other locations or to receive other racetracks' racing content for wagering at our racetracks. The inability to distribute our racing content could have a material adverse impact on our business, results of operations, and financial condition.

We intend to focus on market access and our retail operations for our sports betting business and there can be no assurance that we will be able to compete effectively or that we will generate sufficient returns on our investment

During the second quarter of 2018, the U.S. Supreme Court overturned the federal ban on sports betting. Sports betting has been authorized and is operational in thirty-eight states and the District of Columbia as of December 31, 2024. Additional states may

legalize sports betting in the future. Each state has different structures for the number of allowable industry participants, license fees, taxes, and other operational requirements. The market for sports betting and online gaming is rapidly evolving and highly competitive with an increasing number of competitors. The success of our retail and online sportsbooks is dependent on several factors that are beyond our control, including:

- the timing of adoption of regulations authorizing betting and gaming activities,

- operating requirements and other restrictions,

- the number of allowable industry participants,

- the license fees and tax rates,

- our ability to gain market share in a newly developing market,

- the potential that the market does not develop as we anticipate,

- our ability to compete with new entrants in the market,

- changes in consumer demographics and public tastes and preferences, and

- the availability and popularity of other forms of entertainment.

There can be no assurance as to the returns that we will receive from sports betting business.

Operational Risks

Our business is subject to online security risk, including data privacy and cybersecurity breaches. Loss or misuse of our stored information as a result of such a breach, including customers' personal information, could lead to government enforcement actions or other litigation, potential liability, or otherwise harm our business

We receive, process, store, and use personal information and other customer and employee data by maintaining and transmitting customers' personal and financial information, credit card settlements, credit card funds transmissions, mailing lists, and reservations information. Our collection of such data is subject to extensive regulation by private groups, such as the payment card industry, as well as governmental authorities, including gaming authorities.

There are numerous federal, state, and local laws regarding privacy and the storing, sharing, use, processing, disclosure and protection of personal information and other data, and such privacy laws and regulations continue to evolve. Many states have passed laws requiring notification to customers when there is a security breach for personal data, such as the 2002 amendment to California's Information Practices Act or requiring the adoption of minimum information security standards that are often vaguely defined and difficult to implement. California has adopted the California Consumer Privacy Act of 2018 (the "CCPA"), which went into effect on January 1, 2020, providing California consumers greater control of the information collected, stored, and sold, and other states are considering similar legislation. The CCPA provides a private right of action (in addition to statutory damages) for California residents whose sensitive personal information was breached as a result of a business's violation of its duty to reasonably secure such information. The costs of compliance with these laws may increase as a result of changes in interpretation or changes in law. Any failure on our part to comply with these laws or our privacy policies may subject us to significant liabilities, including governmental enforcement actions or litigation.

We have experienced cyber attacks in the past. While these attacks have not had a significant impact on the Company to date, we may continue to experience cyber attacks, and such attacks could have an adverse impact on our business in the future. Our systems and processes that are designed to protect customer information and prevent data loss and other security breaches, including systems and processes designed to reduce the impact of a security breach at a third-party vendor or joint venture partner, may not be successful. Interruptions in our services or a breach of a customer's secure data could cause current or potential users to believe that our systems are unreliable, which could permanently harm our reputation and brand. These interruptions could also increase the burden on our engineering staff, which, in turn, could delay our introduction of new features and services on our websites and in our casinos. Such incidents could give rise to remediation costs, monetary fines, and other penalties, which could be significant. We attempt to protect against this risk with our property and business interruption insurance, which covers damage or interruption of our systems, although there is no assurance that such insurance will be adequate to cover all potential losses.

Third parties we work with, such as vendors, may violate applicable laws or our privacy policies, and such violations may also put our customers' information at risk and could in turn have an adverse impact on our business. We are also subject to payment card association rules and obligations under each association's contracts with payment card processors. Under these rules and obligations, if information is compromised, we could be liable to payment card issuers for the associated expense and

penalties. If we fail to follow payment card industry security standards, even if no customer information is compromised, we could incur significant fines or experience a significant increase in payment card transaction costs.

Security breaches, computer malware, and computer hacking attacks have become more prevalent in our industry, and hackers and data thieves are increasingly sophisticated and operate large-scale and complex attacks. Many companies, including ours, have been the targets of such attacks. Moreover, the rapid evolution and increased adoption of artificial intelligence technologies may intensify our cybersecurity risks. Any security breach caused by hacking which involves efforts to gain unauthorized access to information or systems, or to cause intentional malfunctions or loss or corruption of data, software, hardware or other computer equipment, and the inadvertent transmission of computer viruses could harm our business. Because the techniques used to obtain unauthorized access, disable, or degrade service, or sabotage systems, change frequently and often are not recognized until launched against a target, we may be unable to anticipate these techniques or to implement adequate preventative measures. Though it is difficult to determine what harm may directly result from any specific interruption or breach, any failure to maintain performance, reliability, security, and availability of our network infrastructure to the satisfaction of our players may harm our reputation and our ability to retain existing players and attract new players.

The costs to eliminate or address the foregoing security threats and vulnerabilities before or after a cyber incident could be significant. Our remediation efforts may not be successful and could result in interruptions, delays, or cessation of service, and loss of existing or potential suppliers or customers. As threats related to cyber attacks develop and grow, we may also find it necessary to make further investments to protect our data and infrastructure, which may impact our results of operations. We have insurance coverage for protection against cyber attacks, which is designed to cover expenses around notification, credit monitoring, investigation, crisis management, public relations, and legal advice. This insurance coverage may not be sufficient to cover all possible claims, and we could suffer losses that could have a material adverse effect on our business.

Our operations rely heavily on technology services, and catastrophic events and system failures with respect to these technology services could cause a significant and continued disruption to our operations

We rely on information technology and other systems to manage our business. A disruption or failure in our technology systems or operations in the event of a cyber attack, major earthquake, weather event, terrorist attack, or other catastrophic event could interrupt our operations, damage our properties, and reduce the number of customers who visit our facilities in the affected areas. Security breaches could expose the Company to a risk of loss or misuse of our or our customers' information, litigation, and potential liability. In addition, cyber incidents that impact the availability, reliability, speed, accuracy, or other proper functioning of our technology systems could impact our operations. A significant cyber incident, including system failure, security breach, disruption by malware or other damage could interrupt or delay our operations, result in a violation of applicable privacy and other laws, damage our reputation, subject us to litigation, cause a loss of customers or give rise to remediation costs, monetary fines, and other penalties, which could be significant.

Our online wagering, HRM and brick-and-mortar casino businesses depend upon our communications hardware and our computer hardware. Our systems also remain vulnerable to damage or interruption from floods, fires, power loss, telecommunication failures, terrorist cyber attacks, hardware or software error, computer viruses, computer denial-of-service attacks and similar events. Despite any precautions we may take, the occurrence of a natural disaster or other unanticipated problems could result in lengthy interruptions in our services. Any unscheduled interruption in the availability of our websites and our services could result in an immediate, and possibly substantial, loss of revenue.

We may not be able to identify and / or complete acquisitions, divestitures, development of new venues or the expansion of existing facilities on time, on budget or as planned

We pursue acquisitions, divestitures, development of new venues, and expansion of existing facilities to grow our business.

We face challenges in identifying and completing acquisitions or divestiture opportunities or other development or expansion projects that fit with our strategic objectives. These projects require significant capital commitments and the incurrence of additional debt. These projects also have risks associated with managing and integrating the acquisition or expansion project.

Supply chain disruptions and inflationary pressure related to these projects could lead to delays and higher project costs. The acquisition or divestiture of businesses may be delayed by external factors beyond our control including federal, state, and local issues.

The impact of these risks may cause us not to realize the intended benefits of these capital investments which could have a material adverse impact on our business.

We may experience difficulty in integrating recent or future acquisitions into our operations

We have completed acquisition transactions in the past, and we may pursue acquisitions from time to time in the future. The successful integration of newly acquired businesses into our operations has required and will continue to require the expenditure of substantial managerial, operating, financial, and other resources and may also lead to a diversion of our attention

from our ongoing business concerns. We may not be able to successfully integrate new businesses, manage the combined operations or realize projected revenue gains, cost savings, and synergies in connection with those acquisitions on the timetable contemplated, if at all. Management of the new business operations, especially those in new lines of business or different geographic areas, may require that we increase our managerial resources. The process of integrating new operations may also interrupt the activities of those businesses, which could have a material adverse impact on our business. The costs of integrating businesses we acquire could significantly impact our short-term operating results. These costs could include the following:

- restructuring charges associated with the acquisitions,

- non-recurring transaction costs, including accounting and legal fees, investment banking fees, and recognition of transaction-related costs or liabilities, and

- costs of imposing financial and management controls and operating, administrative and information systems.

We perform financial, operational, and legal diligence on the businesses we purchase; however, an unavoidable level of risk remains regarding the actual condition of these businesses and our ability to continue to operate these businesses successfully and integrate them into our existing operations. In any acquisition we make, we face risks that include the following:

- the risk that the acquired business may not further our business strategy or that we paid more than the business was worth,

- the risk that the financial performance of the acquired business declines or fails to meet our expectations from and after the date of acquisition,

- the potential adverse impact on our relationships with partner companies or third-party providers of technology or products,

- the possibility that we have acquired substantial undisclosed liabilities for which we may have no recourse against the sellers or third-party insurers,

- costs and complications in maintaining required regulatory approvals or obtaining further regulatory approvals necessary to implement the acquisition in accordance with our strategy,

- the risks of acquiring businesses and/or entering markets in which we have limited or no prior experience,

- the potential loss of key employees or customers,

- the possibility that we may be unable to retain or recruit employees with the necessary skills to manage the acquired businesses, and

- changes to legal and regulatory guidelines which may negatively affect acquisitions.

If we are unsuccessful in overcoming these risks, it could have a material adverse impact on our business.

The development of new venues and the expansion of existing facilities is costly and susceptible to delays, cost overruns, and other uncertainties

We may decide to develop, construct, and open hotels, casinos, other gaming venues, or racetracks in response to opportunities that may arise. For example, we've announced multiple major multi-year capital investments to transform key areas of Churchill Downs Racetrack, as well as other capital investments in new venues. Future development projects may require significant capital commitments and the incurrence of additional debt, which could have a material adverse impact on our business. In addition, we may not receive the intended benefits of such capital investments.

Ownership and development of our real estate requires significant expenditures and ownership of such properties is subject to risk, including risks related to environmental liabilities

We own extensive real estate holdings and make significant capital investments to grow our operations. All real estate investments are subject to risks including the following: general economic conditions, such as the availability and cost of financing; local and national real estate conditions, such as an oversupply of residential, office, retail, or warehousing space, or a reduction in demand for real estate in the area; governmental regulation, including taxation of property and environmental legislation; and the attractiveness of properties to potential purchasers or tenants. Significant expenditures, including property taxes, debt repayments, maintenance costs, insurance costs, and related charges, must be made throughout the period of ownership of real property. Such expenditures may negatively impact our operating results.

We are subject to a variety of federal, state, and local governmental laws and regulations relating to the use, storage, discharge, emission, and disposal of hazardous materials. Environmental laws and regulations could hold us responsible for the cost of cleaning up hazardous materials contaminating real property that we own or operate (or previously owned or operated) or properties at which we have disposed of hazardous materials, even if we did not cause the contamination. Some of our facilities

are subject to CAFO regulations. If we fail to comply with environmental laws or if contamination is discovered, a court or government agency could impose severe penalties or restrictions on our operations or assess us with the costs of taking remedial actions. Enforcement of such regulations have been receiving increased governmental attention and compliance with these and other environmental laws can, in some circumstances, require significant capital expenditures (including with respect to fines).

Horse racing is an inherently dangerous sport, and our racetracks are subject to personal injury litigation

Personal injuries and injuries to horses have occurred during races or workouts, and may continue to occur, which could subject us to negative publicity and / or litigation. Negative publicity may lead some customers to avoid the Company's properties or could cause horse owners to avoid racing their horses at our racetracks. Any litigation resulting from injuries at our properties could be costly and time consuming and could divert our management and key personnel from our business operations. We buy insurance for all our racetracks; however, our coverage may not be sufficient for all losses. Due to the potential impact of negative publicity and inherent uncertainty related to the outcome of litigation, there can be no assurance that the resolution of any claim or proceeding would not have a material adverse effect on our results of operations, financial position or liquidity.

Any violation of the Foreign Corrupt Practices Act, other similar laws and regulations, or applicable anti-money laundering regulations could have a negative impact on us

We are subject to risks associated with doing business outside of the U.S., including exposure to complex foreign and U.S. regulations such as the Foreign Corrupt Practices Act (the "FCPA") and other anti-corruption laws which generally prohibit U.S. companies and their intermediaries from making improper payments to foreign officials for the purpose of obtaining or retaining business. Violations of the FCPA and other anti-corruption laws may result in severe criminal and civil sanctions and other penalties. It may be difficult to oversee the conduct of any contractors, third-party partners, representatives, or agents who are not our employees, potentially exposing us to greater risk from their actions. If our employees or agents fail to comply with applicable laws or company policies governing our international operations, we may face legal proceedings and actions which could result in civil penalties, administration actions, and criminal sanctions.

Any determination that we have violated any anti-corruption laws could have a material adverse impact on our business. We also deal with significant amounts of cash in our operations and are subject to various reporting and anti-money laundering regulations. Any violation of anti-money laundering laws or regulations by any of our properties could have a material adverse impact on our business.

We are subject to payment-related risks, such as risk associated with the fraudulent use of credit or debit cards which could have adverse effects on our business due to chargebacks from customers

We allow funding and payments to accounts using a variety of methods, including electronic funds transfer ("EFT") and credit and debit cards. As we continue to introduce new funding or payment options to our players, we may be subject to additional regulatory and compliance requirements. We also may be subject to the risk of fraudulent use of credit or debit cards, or other funding and/or payment options. For certain funding or payment options, including credit and debit cards, we may pay interchange and other fees which may increase over time and, therefore, raise operating costs and reduce profitability. We rely on third parties to provide payment-processing services and it could disrupt our business if these companies become unwilling or unable to provide these services to us. We are also subject to rules and requirements governing EFT which could change or be reinterpreted to make it difficult or impossible for us to comply. If we fail to comply with these rules or requirements, we may be subject to fines and higher transaction fees or possibly lose our ability to accept credit or debit cards, or other forms of payment from customers which could have a material adverse impact on our business.

Chargebacks occur when customers seek to void credit card or other payment transactions. Cardholders are intended to be able to reverse card transactions only if there has been unauthorized use of the card or the services contracted for have not been provided. In our business, customers occasionally seek to reverse online gaming and other wagering losses through chargebacks. Our control procedures to protect from chargebacks may not be sufficient to protect us from adverse effects on our business or results of operations.

Work stoppages and other labor problems could negatively impact our future plans and limit our operational flexibility

Some of our employees are represented by labor unions. A strike or other work stoppage at one of our properties could have an adverse impact on our business and results of operations. From time to time, we have also experienced attempts to unionize certain of our non-union employees. We may experience additional union activity in the future. Any such union organization efforts could cause disruptions in our business and result in significant costs.

Legal and Regulatory Risks

We face risks related to pending or future legal proceedings and other actions

From time to time, we are a party to various lawsuits and judicial and governmental actions. No assurance can be provided as to the outcome of these lawsuits and actions, which can be expensive and time consuming. We may not be successful in the defense or prosecution of these lawsuits or actions, which could result in settlements, costs, or damages that could have a material adverse impact on our business, financial condition, results of operations, and reputation. Such matters may include investigations or litigation from various parties, including vendors, customers, state, and federal agencies, stockholders, and employees relating to intellectual property, employment, consumer, personal injury, corporate governance, commercial, or other matters arising in the ordinary course of business.

We have also been subject to claims in cases concerning or similar to class action allegations. Plaintiffs in such lawsuits often seek recovery of very large or indeterminate amounts, and the magnitude of the potential loss and defense costs relating to such lawsuits may not be accurately estimated. We evaluate all the claims and proceedings involving us to assess the expected outcome, and where possible, we estimate the potential losses we may incur. In many cases, including class action matters, we may not be able to estimate the potential losses we will incur and/or our estimates may prove to be insufficient. These assessments are made by management based on the information available at the time made and require the use of a significant amount of judgment, and actual outcomes or losses may materially differ. Regardless of whether any claims against us are valid, or whether we are ultimately held liable, such litigation may be expensive to defend and may divert resources away from our operations and negatively impact earnings. We may not be able to obtain adequate insurance to protect us from these types of litigation matters or extraordinary business losses.

Our operations are highly regulated and changes in the regulatory environment could adversely affect our business

We conduct live and historical pari-mutuel wagering, online pari-mutuel wagering through ADWs, casino gaming, and sports betting operations, which are subject to extensive state and for some local regulation. These regulatory authorities have broad discretion, and may, for any reason set forth in the applicable legislation, rules, and regulations, limit, condition, suspend, fail to renew, or revoke a license or registration to conduct our operations or prevent another person from owning an equity interest in the Company.

There can be no assurance that we will be able to retain our existing governmental licenses, registrations, permits, or approvals necessary to operate our existing businesses or demonstrate suitability to obtain any licenses, registrations, permits, or approvals. The loss of a license in one jurisdiction could trigger the loss of a license or affect our eligibility for a license in another jurisdiction. As we expand our operations in our existing jurisdictions or to new areas, we may have to meet additional suitability requirements and obtain additional licenses, registrations, permits, and approvals from authorities in these jurisdictions. The approval process can be time-consuming and costly, and we cannot be sure that we will be successful.

Our Live and Historical Racing segment is subject to extensive state and local regulation, and we depend on continued state approval of legalized pari-mutuel wagering in states where we operate. Our wagering and racing (including HRM) facilities must meet the licensing requirements of various regulatory authorities. We may be unable to maintain our existing licenses. The failure to obtain such licenses in the future or the loss of or material change in our business licenses, registrations, permits, or approvals may materially limit the number of races we conduct or our racing (including HRM) operation.

Regulatory authorities also have input into important aspects of our operations, including hours of operation, location, or relocation of a facility, and numbers and types of HRMs. Regulators may also levy substantial fines against or seize our assets or the assets of our subsidiaries or the people involved in violating pari-mutuel laws or regulations. For example, individual plaintiffs associated with video poker and truck stops in Louisiana are challenging the constitutionality of the Louisiana 2021 HHR Act which may adversely impact Fair Ground's historical racing operations.

TwinSpires accepts ADW wagers from customers of certain states who set up and fund accounts from which they may place wagers via telephone, mobile device, or through the Internet pursuant to the Interstate Horseracing Act and relevant licenses and consents. The online horse racing wagering business is heavily regulated, and laws governing ADW pari-mutuel wagering vary from state to state. State attorney generals, regulators, and other law enforcement officials may interpret state laws, federal laws, constitutional principles, and the related regulations in a different manner than we do.

Certain states have taken affirmative action and more may take action in the future to make advance deposit wagering unlawful or to limit the number of ADW licenses. We may not be successful in lobbying state legislatures or regulatory bodies to obtain or renew required legislation, licenses, registrations, permits, and approvals necessary to facilitate the operation or expansion of our online horse racing wagering business or in any legal challenge to the validity of any restrictions on ADW. Legal challenges and regulatory and legislative processes can be lengthy, costly, and uncertain.

Many states have considered and are considering interactive and Internet gaming legislation and regulations which may inhibit our ability to do business in such states or increase competition for online wagering. Anti-gaming conclusions and

recommendations of other governmental or quasi-governmental bodies could form the basis for new laws, regulations, and enforcement policies. The extensive regulation by both state and federal authorities of gaming activities also can be significantly affected by changes in the political climate and changes in economic and regulatory policies.

Any of these events could have a material adverse impact on our financial condition, results of operations, and cash flows.

Financial Risks

Our debt facilities contain restrictions that limit our flexibility in operating our business

Our debt facilities contain several covenants that impose significant operating and financial restrictions on our business, including restrictions on our ability to, among other things, take the following actions:

- incur additional debt or issue certain preferred shares,

- pay dividends on or make distributions in respect of our capital stock, repurchase common shares or make other restricted payments,

- make certain investments,

- sell certain assets or consolidate, merge, sell, or otherwise dispose of all or substantially all our assets,

- create liens on certain assets,

- enter into certain transactions with our affiliates, and

- designate our subsidiaries as unrestricted subsidiaries.

As a result of these covenants, we are limited in the manner in which we conduct our business, and we may be unable to engage in favorable business activities or finance future operations or capital needs.

Any failure to comply with the financial ratios and other covenants in our debt facilities and other indebtedness could have a material adverse impact on our business

Under our debt facilities, we are required to satisfy and maintain specified financial ratios. Our ability to meet those financial ratios can be affected by events beyond our control, and as a result, we may be unable to meet those ratios. A failure to comply with the financial ratios and other covenants contained in our debt facilities or our other indebtedness could result in an event of default which, if not cured or waived, could have a material adverse impact on our business and financial condition. In the event of any default under our debt facilities or our other indebtedness, the lenders thereunder:

- will not be required to lend any additional amounts to us,

- could elect to declare all borrowings outstanding, together with accrued and unpaid interest and fees, to be due and payable and could terminate all commitments to extend further credit, or

- could require us to apply all our available cash to repay these borrowings.

We have pledged a significant portion of our assets as collateral under our debt facilities. If any of these lenders accelerate the repayment of borrowings, we may not have sufficient assets to repay our indebtedness and our lenders could exercise their rights against the collateral we have granted them.

Increases to interest rates (due to inflation or otherwise), disruptions in the credit markets, or changes to our credit ratings may adversely affect our business.

While we currently generate significant cash flows from ongoing operations and have access to global credit markets through our various financing activities, interest rate increases, disruption in the credit markets, or changes to our credit ratings could negatively impact the availability or cost of funding.

During inflationary periods, interest rates have historically increased, which would have a direct effect on the interest expense of our borrowings. We are exposed to increases in interest rates on our variable-rate borrowings, which consist of borrowings under our credit facility and our term loans. Therefore, interest rate increases, due to inflation or otherwise, could, increase our interest expense under these variable-rate facilities in the short-term and increase our financing costs as we refinance our existing variable-rate and fixed-rate long-term borrowings in the long term, or we could incur additional interest expense related to the issuance of incremental debt. These increased costs could reduce our profitability, impair our ability to meet our debt obligations, negatively impact our ability to maintain compliance with the financial covenants in our Credit Agreement, or increase the cost of financing our acquisition, investment, and development activity.

Reduced access to credit or increased costs could adversely affect our liquidity and capital resources or significantly increase our cost of capital.

Our insurance costs may increase, we may not be able to obtain similar insurance coverage in the future, and the extent to which we can recover under our insurance policies for damages sustained at our operating properties in the event of inclement weather and casualty events, all could adversely affect our business

We renew our insurance policies on an annual basis. The cost of coverage may become so high that we may need to further reduce our policy limits or agree to certain additional exclusions from our coverage. If we are unable to obtain sufficient insurance coverage, we could be at risk for increased potential losses, which could be substantial. Our debt instruments and other material agreements require us to meet certain standards related to insurance coverage. If we are unable to obtain sufficient insurance coverage to satisfy these requirements, an event of default could result under these debt instruments or material agreements.

Portions of our business are difficult or impracticable to insure. After carefully weighing the costs, risks, and benefits of retaining versus insuring various risks, as well as the availability of certain types of insurance coverage, we may opt to retain certain risks not covered by our insurance policies. Retained risks are associated with deductible limits or self-insured retentions, partial self-insurance programs, and insurance policy coverage ceilings.

Flooding, blizzards, windstorms, earthquakes, hurricanes, or other weather conditions could adversely affect our casino and horse racing locations. We maintain insurance coverage that may cover certain costs that we incur as a result of some natural disasters, which coverage is subject to deductibles, exclusions, and limits on maximum benefits. We may not be able to fully collect, if at all, on any claims resulting from extreme weather conditions or other disasters. If any of our properties are damaged or if our operations are disrupted or face prolonged closure as a result of weather conditions in the future, or if weather conditions adversely impact general economic or other conditions in the areas in which our properties are located or from which we draw our patrons, the disruption could have a material adverse impact on our business.

We have "all risk" property insurance coverage for our operating properties which covers damage caused by a casualty loss (such as fire, natural disasters, acts of war, or terrorism). Our level of property insurance coverage, which is subject to policy maximum limits and certain exclusions, may not be adequate to cover all losses in the event of a major casualty. In addition, certain casualty events may not be covered at all under our policies. Therefore, certain acts could expose us to substantial uninsured losses. Any losses we incur that are not adequately covered by insurance may decrease our future operating income, require us to fund replacements or repairs for destroyed property and reduce the funds available for payment of our obligations.

ITEM 1B.   UNRESOLVED STAFF COMMENTS

None.

ITEM 1C.   CYBERSECURITY

We maintain a comprehensive process for detecting, assessing, and managing material risks from cybersecurity threats as part of our overall enterprise risk management system and processes. Our Chief Technology Officer ("CTO") oversees our Chief Information Security Officer and a dedicated team of information security professionals who are responsible for our cybersecurity risk management program. Our CTO oversees our information security professionals' efforts to prevent, detect, mitigate, and remediate cybersecurity and other emerging technology risks and incidents and the efforts for assessing and managing our material risks from cybersecurity threats. Our cybersecurity and risk management program includes technical security controls, policy enforcement mechanisms, monitoring systems, employee training, contractual arrangements, tools, and related services from third-party providers. Our CTO has over twenty years of extensive experience in information technology and security.

We use the National Institute of Standards and Technology Cybersecurity Framework ("NIST CSF") as a guide to help us identify, assess, and manage cybersecurity risks relevant to our business. This does not mean that we meet any particular technical standards, specifications, or requirements of the NIST CSF. We routinely engage consultants and other third parties to assist with our cybersecurity risk management, including third-party penetration tests of our various information technology environments. As part of our current due diligence review and contracting process with third-party vendors that may have access to our data or systems, we perform an information security review of the vendor's program and require such contracts to include certain minimum-security safeguards and notification requirements, where applicable. We also carry cybersecurity insurance with coverage for costs associated with a cybersecurity incident.

We have an established incident response plan to address and guide our employees and management on our response to a cybersecurity incident. The Company has two management committees that assist with cybersecurity incidents and risk management. These committees consist of senior leadership and cross-functional members from across our organization. The Consumer Data Privacy Committee assists with identifying and managing consumer data privacy issues. The Cybersecurity Disclosure Committee ("CD Committee") assists senior management in fulfilling their responsibilities for oversight of the accuracy and timeliness of disclosures made by the Company in response to cybersecurity incidents and vulnerabilities. In the

event a potentially significant cybersecurity incident is identified by our information security team, such incident is reported to the CD Committee to consider applicable disclosures, with the assistance of outside counsel as needed. In addition, senior leadership prepares an enterprise risk management report identifying and evaluating enterprise risks, including cybersecurity risks, which is regularly presented to the Audit Committee.

Our executive leadership team, along with oversight from the Audit Committee of the Board of Directors, are responsible for our overall enterprise risk management system and processes and regularly consider cybersecurity risks in the context of other material risks to the Company. The Audit Committee oversees the processes by which management assesses the Company's exposure to cybersecurity risks and evaluates the guidelines and policies governing the Company's monitoring, control, and minimization of such risks. Our CTO regularly reports to the Audit Committee regarding cybersecurity matters.

As of the date of this report, the Company is not aware of any cybersecurity risks that have, or are reasonably likely to, materially affect us, our business strategy, results of operation, or financial condition. Although we have invested in information security and monitor our systems on an ongoing basis, there can be no guarantee that such efforts will in the future prevent compromises to our information technology systems that could have a material adverse effect on our business. For additional information concerning cybersecurity risks we face, refer to Part I, Item 1A, Risk Factors.

ITEM 2.   PROPERTIES

Live and Historical Racing

- Kentucky
    - Louisville
        - Churchill Downs Racetrack - we lease 158 acres under a 30-year lease that began in 2002 where we transferred title of the facility to the City of Louisville and retained the right to re-acquire the facility at any time for $1.00, subject to the terms of the lease as part of the financing of improvements to the facility.
        - Churchill Downs auxiliary training facility
        - Derby City Gaming & Hotel
        - Derby City Gaming Downtown
    - Southwestern Kentucky
        - Oak Grove Racing, Gaming & Hotel
        - Marshall Yards Racing & Gaming (Planned opening 1st quarter 2026)
    - Northern Kentucky
        - Turfway Park Racing & Gaming
        - Newport Racing & Gaming (leased)
    - Western Kentucky
        - Ellis Park Racing & Gaming
        - Owensboro Racing & Gaming
- Virginia
    - Central Virginia
        - Colonial Downs Racetrack & Rosie's in New Kent
        - Rosie's in Richmond
        - Roseshire in Henrico County (Planned opening 4th quarter 2025)
        - Office space in Richmond (leased)
    - Northern Virginia
        - The Rose Gaming Resort in Dumfries
        - Rosie's in Dumfries (leased)
    - Southern Virginia
        - Rosie's in Emporia
        - Rosie's in Collinsville (leased)
        - Rosie's in Hampton (leased)
    - Western Virginia - Rosie's in Vinton
- New Hampshire - Chasers Poker Room in Salem (leased)

Wagering Services and Solutions
- Kentucky
  - ○ TwinSpires.com and Brisnet offices in Lexington (leased)
  - ○ TwinSpires and United Tote offices in Louisville (leased)
- California - United Tote offices in San Diego (leased)
- Oregon - United Tote offices in Portland (leased)
- Florida - Exacta offices in Boynton Beach (leased)
- Texas - Exacta offices in Austin (leased)

Gaming
- Florida - Calder Casino in Miami Gardens
- Indiana - Terre Haute Casino Resort in Terre Haute
- Iowa - Hard Rock Hotel & Casino in Sioux City
- Louisiana - Fair Grounds Race Course & Slots and certain VSI properties in New Orleans (certain ones leased)
- Maine - Oxford Casino & Hotel in Oxford
- Maryland - Ocean Downs Casino & Racetrack in Ocean City
- Mississippi - Riverwalk Casino Hotel in Vicksburg
- Mississippi - Harlow's Casino Resort & Spa in Greenville (land leased)
- New York - del Lago Resort & Casino in Waterloo
- Pennsylvania - Presque Isle Downs & Casino in Erie

All Other
- Kentucky - Corporate headquarters in Louisville (leased)

ITEM 3. LEGAL PROCEEDINGS

We are involved in ordinary routine litigation matters which are incidental to our business. Refer to Note 19, Contingencies to the notes to consolidated financial statements included in Item 8. Financial Statements and Supplementary Data of this Annual Report on Form 10-K, for further information.

ITEM 4. MINE SAFETY DISCLOSURES

Not applicable.

PART II

ITEM 5.   **MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED SHAREHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES**

Market for Common Stock

The Company's common stock is traded on the Nasdaq Global Select Market under the symbol CHDN. As of February 12, 2025, there were approximately 2,020 shareholders of record.

Dividends

Since joining The Nasdaq Global Select Market in 1993, we have declared and paid cash dividends on an annual basis at the discretion of our Board of Directors. The payment and amount of future dividends will be determined by the Board of Directors and will depend upon, among other things, our operating results, financial condition, cash requirements and general business conditions at the time such payment is considered. We declared a dividend of $0.409 in October 2024, which was paid in January 2025, and we declared a dividend of $0.382 in October 2023, which was paid in January 2024.

Issuer Purchases of Common Stock

The following table provides information with respect to shares of common stock that we repurchased during the quarter ended December 31, 2024:

Period	Total Number of Shares Purchased[1][2]	Average Price Paid Per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Approximate Dollar Value of Shares That May Yet Be Purchased under the Plans or Programs *(in millions)* [1]
October 2024	111,416	$ 143.97	—	$ 170.9
November 2024	—	—	—	170.9
December 2024	186,325	132.99	160,466	149.6
Total	297,741	$ 137.10	160,466	

[1] On September 29, 2021, the Board of Directors of the Company approved a common stock repurchase program of up to $500.0 million. The 2021 Stock Repurchase Program includes and is not in addition to the unspent amount remaining under the prior authorization. For more information, refer to Note 9, Shareholders' Equity, to the notes to consolidated financial statements included in this Annual Report on Form 10-K.

[2] Includes shares withheld to pay taxes on the vesting of restricted stock and restricted stock units or to pay taxes on the exercise of stock options granted to employees.

Shareholder Return Performance Graph

The following performance graph and related information shall not be deemed "soliciting material" nor to be "filed" with the SEC, nor shall such information be incorporated by reference into any future filings under the Securities Act of 1933 or the Securities Exchange Act of 1934, each as amended, except to the extent we specifically incorporate it by reference into such filing.

Form 10-K

The following graph depicts the cumulative total shareholder return, assuming reinvestment of dividends, for the periods indicated for our Common Stock compared to the Russell 1000 Index, S&P Midcap 400 Index, and the S&P 500 Index. We consider the Russell 1000 Index to be our most comparable peer group index.



	12/31/19	12/31/20	12/31/21	12/31/22	12/31/23	12/31/24
Churchill Downs Incorporated	$ 100.00	$ 142.44	$ 176.65	$ 155.52	$ 199.12	$ 197.63
Russell 1000 Index	$ 100.00	$ 120.96	$ 152.96	$ 123.71	$ 156.53	$ 194.89
S&P Midcap 400 Index	$ 100.00	$ 113.66	$ 141.80	$ 123.28	$ 143.54	$ 163.54
S&P 500 Index	$ 100.00	$ 118.40	$ 152.39	$ 124.79	$ 157.59	$ 197.02

NOTE 1: Index Data: Copyright Russell Investments. Used with permission. All rights reserved.
NOTE 2: Index Data: Copyright Standard and Poor's, Inc. Used with permission. All rights reserved.

ITEM 6.   [RESERVED]

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our consolidated financial condition and results of operations should be read in conjunction with our audited consolidated financial statements and related notes included in Part II, Item 8. Financial Statements and Supplementary Data. The following discussion provides an analysis of our results of operations and reasons for material changes therein for 2024 as compared to 2023. Discussion regarding our financial condition and results of operations for 2023 as compared to 2022 is included in Part II, Item 7 of our Annual Report on Form 10-K for the year ended December 31, 2023, filed with the SEC on February 21, 2024.

Our Business

Churchill Downs Incorporated ("CDI" or the "Company") has been creating extraordinary entertainment experiences for over 150 years, beginning with the Company's most iconic and enduring asset, the Kentucky Derby. Headquartered in Louisville, Kentucky, CDI has expanded through the acquisition, development, and operation of live and historical racing entertainment venues, the growth of the online wagering businesses, and the acquisition, development, and operation of regional casino gaming properties.

2024 Transactions and Expansions

The Rose Gaming Resort Opening

In November 2024, the Company opened The Rose Gaming Resort approximately 30 miles south of Washington D.C. The Company invested approximately $460 million to construct The Rose Gaming Resort with a 102-room hotel, eight food and beverage options, and 1,650 historical racing machines ("HRMs"). The Rose Gaming Resort has the potential to be expanded to up to 1,800 HRMs.

Terre Haute Casino Resort Opening

In April 2024, the Company opened the Terre Haute Casino Resort in Terre Haute, Indiana. The Company invested approximately $290 million to develop the Terre Haute Casino Resort with a luxury hotel, 1,040 slot machines, 36 tables games, a state-of-the-art sportsbook, and regionally inspired food and beverage amenities.

NYRA Transaction

In April 2024, the Company closed on the sale of 49% of the United Tote Company ("United Tote"), a wholly owned subsidiary of CDI, to NYRA Content Management Solutions, LLC ("NYRA"), a subsidiary of the New York Racing Association, Inc.

2023 Transactions and Expansions

Derby City Gaming Downtown Opening

In December 2023, the Company opened Derby City Gaming Downtown in Louisville, Kentucky. The Company invested approximately $90 million to develop Derby City Gaming Downtown with a gaming area, a main-level sports bar with a stage for live entertainment, retail sports betting, a premium bourbon bar, and an elegant wine lounge for guests, including locals, tourists, and convention attendees.

Exacta Systems, LLC Acquisition

On August 22, 2023, the Company completed its acquisition of Exacta Systems, LLC ("Exacta Transaction"). Exacta Systems, LLC ("Exacta") is a leading provider of central determinant system technology in HRMs across the country. Exacta's system architecture supports multiple game vendors and virtually unlimited math modeling capabilities on a single central determinant system enabling Exacta to deliver a diverse gaming library to Company owned and third-party HRM entertainment venues in Virginia, Kentucky, Wyoming, New Hampshire, and is expanding internationally.

Lady Luck Casino Nemacolin Agreement

In June 2023, the Company's management agreement for Lady Luck Casino Nemacolin ("Lady Luck") in Farmington, Pennsylvania expired and was not renewed. The Company completed the sale of substantially all its assets at Lady Luck for an immaterial amount.

Derby City Gaming & Hotel Expansion

In June 2023, the Company invested approximately $78 million to expand the Derby City Gaming facility in Louisville, Kentucky and build a five-story hotel with 123 rooms including amenities to better serve and attract guests. The expansion included a VIP gaming area, a new sports bar, a stage for live entertainment, and an upscale-casual restaurant and bar.

Arlington Sale

On February 15, 2023, the Company closed on the sale of the Arlington property in Arlington Heights, Illinois. We sold 326-acres to the Chicago Bears for $197.2 million. The net proceeds of $195.7 million were used to pay down the outstanding balance amount on our revolving credit facility that was drawn on to fund the acquisition of substantially all the assets of Peninsula Pacific Entertainment LLC.

Other Business Activities

Impairment

During the quarter ended June 30, 2023, the Company evaluated economic conditions subsequent to the date of our annual impairment assessment on April 1, 2023, including competition in the market and inflationary pressures, which increased during the second quarter of 2023, and impacted the performance and outlook of Presque Isle Downs and Casino ("Presque Isle"). As a result, the Company concluded that a trigger event for impairment testing occurred related to the Presque Isle gaming rights, trademark, and the reporting unit's goodwill at the end of the second quarter. Based on the trigger event, the Company evaluated and subsequently updated the projected cash flows and discount rate to reflect the economic environment at that time. As a result, the Company recognized a non-cash impairment charge of $24.5 million in the second quarter of 2023 for the Presque Isle gaming rights and trademark. For additional information, refer to Note 7, Asset Impairments to the notes to consolidated financial statements included in Item 8. Financial Statements and Supplementary Data of this Annual Report on Form 10-K.

Stock Split

Effective May 22, 2023, the Company's common stock was split two-for-one with a proportionate increase in the number of its authorized shares of common stock. For additional information, refer to Note 9, Shareholders' Equity to the notes to consolidated financial statements included in Item 8. Financial Statements and Supplementary Data of this Annual Report on Form 10-K.

Key Indicators to Evaluate Business Results and Financial Condition

Our management monitors a variety of key indicators to evaluate our business results and financial condition. These indicators include changes in net revenue, operating expense, operating income, earnings per share, outstanding debt balance, operating cash flow and capital spend.

Our consolidated financial statements have been prepared in conformity with U.S. generally accepted accounting principles ("GAAP"). We also use non-GAAP measures, including EBITDA (earnings before interest, taxes, depreciation and amortization) and Adjusted EBITDA. We believe that the use of Adjusted EBITDA as a key performance measure of results of operations enables management and investors to evaluate and compare from period to period our operating performance in a meaningful and consistent manner. Our chief operating decision maker utilizes Adjusted EBITDA to evaluate segment performance, develop strategy, and allocate resources. Adjusted EBITDA is a supplemental measure of our performance that is not required by, or presented in accordance with, GAAP. Adjusted EBITDA should not be considered as an alternative to, or more meaningful than, net income (as determined in accordance with GAAP) as a measure of our operating results.

Adjusted EBITDA is defined as earnings before interest, taxes, depreciation and amortization, adjusted for the following:

Adjusted EBITDA includes our portion of EBITDA from our equity investments and the portion of EBITDA attributable to a noncontrolling interest.

Adjusted EBITDA excludes:
- Transaction expense, net which includes:
    - Acquisition, disposition, and property sale related charges;
    - Other transaction expense, including legal, accounting and other deal-related expense;
- Stock-based compensation expense;
- Rivers Des Plaines' impact on our investments in unconsolidated affiliates from:
    - Legal reserves and transaction costs;
- Asset impairments;
- Gain on property sales;
- Legal reserves;

- Pre-opening expense; and

- Other charges, recoveries and expenses

As of December 31, 2021, Arlington International Racecourse ("Arlington") ceased racing and simulcast operations and the property was sold on February 15, 2023 to the Chicago Bears. Arlington's results and exit costs in 2023 are treated as an adjustment.

On June 26, 2023, the Company's management agreement for Lady Luck in Farmington, Pennsylvania expired and was not renewed.

For segment reporting, Adjusted EBITDA includes intercompany revenue and expense totals that are eliminated in the Consolidated Statements of Comprehensive Income. See the Reconciliation of Net Income to Adjusted EBITDA included in this section for additional information.

Business Highlights

In 2024, we delivered strong performance while continuing the execution of several organic investments that we believe will provide long-term sustainable value creation. We delivered strong growth in net revenue, operating income, net income, and Adjusted EBITDA compared to fiscal year 2023:

- Net revenue was $2.7 billion, up $272.6 million or 11.1%;

- Net income was $426.8 million, up $9.5 million or 2.3%;

- Adjusted EBITDA was $1.2 billion, up $135.3 million, or 13.2%;

- Cash from operations was $771.7 million, up $166.4 million or 27.5%.

Live and Historical Racing Segment:

- Adjusted EBITDA was $574.6 million, up $99.2 million or 20.9% from fiscal year 2023.

- **Churchill Downs Racetrack:**

  ◦ Churchill Downs Racetrack ran the 150th Kentucky Derby on the first Saturday of May, generating all-time record all-sources handle and all-time record Derby Week Adjusted EBITDA with nearly 157,000 fans gathered in person to watch the most exciting two minutes in sports.

  ◦ We successfully completed the transformative Paddock Project prior to the 150th Kentucky Derby. This multi-year project fundamentally improves the entire venue for every guest and provides a foundation to further innovate for years to come.

  ◦ We extended the agreement with NBC Sports to continue hosting the Kentucky Derby on NBC and Peacock through 2032.

  ◦ We announced the Starting Gate Pavilion and Courtyard renovation to be open for the 151st Kentucky Derby.

- **Kentucky HRMs:**

  ◦ **Owensboro Racing & Gaming:** Constructed a new HRM entertainment venue that opened in February 2025 in Owensboro, Kentucky.

  ◦ **Marshall Yards Racing & Gaming:** Announced a new HRM entertainment venue near Paducah, Kentucky, that will open in the first quarter of 2026.

- **Virginia HRMs:**

  ◦ **The Rose Gaming Resort:** Opened a world class entertainment resort in Dumfries, Virginia in November 2024 that includes 1,650 HRMs, eight bars and restaurants, and a hotel with over 100 rooms and event space.

  ◦ **Richmond Expansion:** Announced plans to further expand the Richmond, Virginia HRM venue by 450 HRMs.

  ◦ **Roseshire Henrico County:** Announced plans to open a new HRM entertainment venue in Henrico County, Virginia that will include 175 HRMs.

Wagering Services and Solutions Segment:

- Adjusted EBITDA was $165.6 million, up $33.5 million or 25.4% from fiscal year 2023.

- We expanded Exacta technology and product offerings to customers in new states and internationally.

- We monetized online sports betting market access in select states (Indiana, Kentucky, and Pennsylvania) with third parties.

Gaming Segment:

- Adjusted EBITDA was $506.9 million, up $18.3 million or 3.7% from fiscal year 2023.

- **Terre Haute Casino Resort:** Opened the Terre Haute Casino Resort in April 2024 and luxury 122-room hotel in May 2024 that includes over 1,000 slot machines, table games, a state-of-the-art retail sportsbook, a 400,000 square-foot entertainment venue, and several food and drink offerings.

All Other:

- We amended our senior secured credit agreement to extend the maturity date of our revolving credit facility and term loan A facility from 2027 to 2029 and to make certain other changes to our existing credit agreement.

- We repurchased $65.3 million of shares under our share repurchase program in 2024, based on trade date.

- We continued in our ESG efforts with the ongoing promotion of responsible gaming; initiatives at our properties to lessen energy and water usage, to decrease carbon emissions, and to responsibly manage waste; increasing investments in the communities in which we operate and supporting our teams through educational and leadership development; and increasing engagement with our shareholders.

The Company's five-year total shareholder return for 2024 was 97.6% compared to 94.9% for the Russell 1000 and 97.0% for the S&P 500. The preceding shareholder return calculations assume dividends are reinvested.

We remain committed to delivering strong financial results and long-term sustainable growth. Our businesses generate strong cash flow, and we have a solid balance sheet that supports our organic growth as well as strategic acquisitions that we believe will create long-term value for our shareholders.

Our Operations

We manage our operations through three reportable segments: Live and Historical Racing, Wagering Services and Solutions, and Gaming.

Refer to Part I, Item 1. Business, of this Annual Report on Form 10-K for more information on our segments and a description of our competition and government regulations and potential legislative changes that affect our business.

Consolidated Financial Results

The following table reflects our net revenue, operating income, net income, Adjusted EBITDA, and certain other financial information:

		Years Ended December 31,				
(in millions)		**2024**		**2023**		**Change**
Net revenue	$	2,734.3	$	2,461.7	$	272.6
Operating income		709.0		564.0		145.0
Operating income margin		25.9 %		22.9 %		
Net income attributable to Churchill Down Incorporated	$	426.8	$	417.3	$	9.5
Adjusted EBITDA		1,159.2		1,023.9		135.3

Year Ended December 31, 2024 Compared to the Year Ended December 31, 2023

- Net revenue increased $272.6 million driven by a $178.3 million increase from the Live and Historical Racing segment primarily from growth at our Virginia properties and the opening of the Rosie's Emporia HRM venue and The Rose Gaming Resort, a record-breaking Derby Week at Churchill Downs Racetrack, and growth at our other HRM venues, a $70.5 million increase from the Gaming segment primarily from the opening of the Terre Haute Casino Resort, and a $24.6 million increase from the Wagering Services and Solutions segment primarily from to our Exacta business. All Other net revenue decreased $0.8 million.

- Operating income increased $145.0 million driven by a $105.1 million increase from the Live and Historical Racing segment primarily from a record-breaking Derby Week at Churchill Downs Racetrack, lower fees related to the Exacta technology used in the Company's HRM operations, the opening of the Rosie's Emporia HRM venue and The Rose Gaming Resort, and growth at our other HRM venues, a $21.6 million increase from the Gaming segment primarily from the opening of the Terre Haute Casino Resort, partially offset by inclement weather in January 2024, regional

gaming softness, and increased competition, a $20.7 million increase from a reduction of non-cash impairment costs, a $16.9 million benefit to transaction expense primarily related to the settlement of certain liabilities recorded at the time of the Company's November 2022 acquisition of substantially all of the assets of Peninsula Pacific Entertainment LLC, and a $16.3 million increase in the Wagering Services and Solutions segment primarily from our Exacta business. Partially offsetting these increases to operating income was a $35.4 million increase in selling, general and administrative expenses and a $0.2 million decrease in All Other operating income.

- Net income attributable to Churchill Downs Incorporated increased $9.5 million. The following impacted comparability of the Company's net income for the year ended December 31, 2024 compared to the prior year: an $86.2 million after-tax gain on the sale of the Arlington property in the prior year, partially offset by a $15.7 million after-tax decrease in non-cash impairment costs, a $12.8 million after- tax decrease in transaction, pre-opening, and other expense primarily from the settlement of certain liabilities recorded at the time of the Company's November 2022 acquisition of substantially all of the assets of Peninsula Pacific Entertainment LLC, a $5.1 million after-tax increase of other charges and recoveries, net related to non-recurring insurance claim recoveries, and a $0.9 million after-tax decrease of all other charges. Excluding these items, net income increased $61.2 million primarily due to a $77.0 million after-tax increase primarily driven by the results of our operations and equity income from our unconsolidated affiliates, partially offset by a $15.8 million after-tax increase in interest expense associated with higher outstanding debt balances and higher interest rates.

- Adjusted EBITDA increased $135.3 million driven by a $99.2 million increase from the Live and Historical Racing segment primarily from a record-breaking Derby Week at Churchill Downs Racetrack and growth at our HRM venues, a $33.5 million increase from the Wagering Services and Solutions segment primarily due to our Exacta business, and an $18.3 million increase from the Gaming segment primarily from the opening of the Terre Haute Casino Resort in April 2024 that was partially offset by inclement weather in January 2024, regional gaming softness, and increased competition. These increases were partially offset by a decrease of All Other Adjusted EBITDA of $15.7 million.

Revenue by Segment

The following table presents net revenue for our segments, including intercompany revenues:

	Years Ended December 31,		
(in millions)	**2024**	**2023**	**Change**
Live and Historical Racing	$ 1,267.0	$ 1,084.6	$ 182.4
Wagering Services and Solutions	500.7	458.4	42.3
Gaming	1,045.4	974.6	70.8
All Other	6.6	0.9	5.7
Eliminations	(85.4)	(56.8)	(28.6)
Net Revenue	$ 2,734.3	$ 2,461.7	$ 272.6

Year Ended December 31, 2024 Compared to the Year Ended December 31, 2023

- Live and Historical Racing revenue increased $182.4 million due to a $57.2 million increase at Churchill Downs Racetrack due to a record-breaking 150th Derby Week, a $25.9 million increase in Northern Virginia including the opening of The Rose Gaming Resort, a $17.2 million increase from the opening of the Rosie's Emporia HRM venue in Southern Virginia in September 2023, a $39.5 million increase from our other Virginia HRM venues, a $41.5 million increase from our Kentucky HRM venues, and a $1.1 million increase from our New Hampshire venue.

- Wagering Services and Solutions revenue increased $42.3 million due to a $40.8 million increase from our Exacta business primarily from growth in our third party HRM business and from the growth of our Virginia HRM venues and a $2.0 million increase from our sports betting business, partially offset by a $0.5 million decrease from TwinSpires Horse Racing.

- Gaming revenue increased $70.8 million primarily due to a $96.6 million increase from the opening of the Terre Haute Casino Resort. This increase was partially offset by a $15.6 million decrease from our other wholly owned gaming properties primarily due to inclement weather in January 2024, regional gaming softness, and increased competition; and a $10.2 million decrease due to our decision not to renew the management agreement at Lady Luck at the end of June 2023.

- All Other revenue increased $5.7 million primarily due to intercompany revenue related to the captive insurance company that was established in April 2024. All captive revenue is eliminated in consolidation.

Consolidated Operating Expense

The following table is a summary of our consolidated operating expense:

(in millions)		Years Ended December 31,					
		2024		**2023**		**Change**	
Taxes and purses	$	662.9	$	613.4	$	49.5	
Content expense		168.4		173.0		(4.6)	
Salaries and benefits		330.1		285.3		44.8	
Selling, general and administrative expense		237.7		202.3		35.4	
Depreciation and amortization		199.1		169.0		30.1	
Marketing and advertising expense		90.7		83.4		7.3	
Maintenance, insurance and utilities		95.2		88.9		6.3	
Property and other taxes		23.0		26.4		(3.4)	
Asset impairments		3.9		24.6		(20.7)	
Transaction (benefit) expense, net		(12.1)		4.8		(16.9)	
Other operating expense		226.4		226.6		(0.2)	
Total expense	$	2,025.3	$	1,897.7	$	127.6	

Year Ended December 31, 2024 Compared to the Year Ended December 31, 2023

Operating expenses increased $127.6 million for the year ended December 31, 2024 compared to December 31, 2023 primarily due to the Exacta Transaction in August 2023, the opening of Rosie's Emporia in September 2023, Derby City Gaming Downtown in December 2023, Terre Haute Casino Resort in Indiana in April 2024, and The Rose Gaming Resort in Virginia in November 2024. Transaction (benefit) expense, net for the year ended December 31, 2024, includes the settlement of certain liabilities recorded at the time of the Company's November 2022 acquisition of substantially all of the assets of Peninsula Pacific Entertainment LLC which resulted in a benefit to transaction expense of $18.8 million. Asset impairments for the year ended December 31, 2024 include a $3.9 million write-off in the third quarter of 2024 of HRMs in Virginia that are no longer in use. Asset impairments for the year ended December 31, 2023 include the $24.5 million non-cash impairment of Presque Isle intangible assets in the second quarter of 2023.

Adjusted EBITDA by Segment

We believe that the use of Adjusted EBITDA as a key performance measure of the results of operations enables management and investors to evaluate and compare from period to period our operating performance in a meaningful and consistent manner. Adjusted EBITDA is a supplemental measure of our performance that is not required by or presented in accordance with GAAP. Adjusted EBITDA should not be considered as an alternative to, or more meaningful than, net income (as determined in accordance with GAAP) as a measure of our operating results.

(in millions)		Year Ended December 31,					
		2024		**2023**		**Change**	
Live and Historical Racing	$	574.6	$	475.4	$	99.2	
Wagering Services and Solutions		165.6		132.1		33.5	
Gaming		506.9		488.6		18.3	
Total segment Adjusted EBITDA		1,247.1		1,096.1		151.0	
All Other		(87.9)		(72.2)		(15.7)	
Total Adjusted EBITDA	$	1,159.2	$	1,023.9	$	135.3	

Year Ended December 31, 2024 Compared to the Year Ended December 31, 2023

- Live and Historical Racing Adjusted EBITDA increased $99.2 million due to a $32.6 million increase at Churchill Downs Racetrack due to a record-breaking 150th Derby Week, $9.7 million increase in Northern Virginia including the opening of The Rose Gaming Resort, a $7.1 million increase from the opening of the Rosie's Emporia HRM venue in Southern Virginia in September 2023, a $38.3 million increase from our other Virginia HRM venues, and an $11.5 million increase primarily from our other Kentucky HRM venues.

- Wagering Services and Solutions Adjusted EBITDA increased $33.5 million due to a $29.2 million increase from our Exacta business because of increased fees from our Virginia HRM venues, a $2.2 million increase from a one-time reduction in accrued compensation expenses related to our Exacta business, and a $2.6 million increase primarily from our sports betting business, partially offset by a $0.5 million decrease from TwinSpires Horse Racing.

- Gaming Adjusted EBITDA increased $18.3 million primarily due to a $44.5 million increase from the opening of the Terre Haute Casino Resort and a $3.0 million increase from our equity investment in Miami Valley Gaming. These increases were partially offset by a $19.5 million decrease from our wholly owned gaming properties and an $8.5 million decrease from our equity investment in Rivers Des Plaines primarily due to inclement weather in January 2024, regional gaming softness, increased competition, and higher labor and benefit expense; and a $1.2 million decrease from proceeds for business interruption insurance claims in the third quarter 2023 that did not reoccur.

- All Other Adjusted EBITDA decreased $15.7 million driven primarily by increased corporate compensation related expenses and other corporate administrative expenses driven by enterprise growth.

Form 10-K

Reconciliation of Net Income to Adjusted EBITDA

	Years Ended December 31,		
(in millions)	2024	2023	Change
Net income attributable to Churchill Downs Incorporated	$ 426.8	$ 417.3	$ 9.5
Net income attributable to noncontrolling interest	2.3	—	2.3
Net income	429.1	417.3	11.8
Adjustments:			
Depreciation and amortization	199.1	169.0	30.1
Interest expense	289.8	268.4	21.4
Income tax provision	144.1	144.5	(0.4)
Stock-based compensation expense	36.1	32.9	3.2
Legal reserves	—	(1.2)	1.2
Pre-opening expense	29.6	18.6	11.0
Arlington exit costs	—	9.4	(9.4)
Other expense, net	4.2	7.0	(2.8)
Transaction (benefit) expense, net	(12.1)	4.8	(16.9)
Asset impairments	3.9	24.6	(20.7)
Other income, expense:			
Interest, depreciation and amortization expense related to equity investments	42.0	40.2	1.8
Rivers Des Plaines' legal reserves and transactions costs	0.3	—	0.3
Other charges and recoveries, net	(6.9)	2.4	(9.3)
Gain on the sale of assets	—	(114.0)	114.0
Total adjustments	730.1	606.6	123.5
Adjusted EBITDA	$ 1,159.2	$ 1,023.9	$ 135.3

Consolidated Balance Sheet

The following table is a summary of our overall financial position:

	As of December 31,		
(in billions)	2024	2023	Change
Total assets	$ 7.3	$ 7.0	$ 0.3
Total liabilities	6.2	6.1	0.1
Total shareholders' equity	1.1	0.9	0.2

- Total assets increased $0.3 billion driven by increased capital expenditures primarily at the Terre Haute Casino Resort, Churchill Downs Racetrack, Owensboro Racing and Gaming in Western Kentucky, and The Rose Gaming Resort in Northern Virginia.

- Total liabilities increased $0.1 billion driven primarily by increased borrowings on our revolver and increased deferred income taxes, partially offset by decreased accrued capital expenditures and decreased deferred revenue due to the recognition of revenue related to the 150th Kentucky Derby.

- Total shareholders' equity increased $0.2 billion driven by net income and the addition of a redeemable noncontrolling interest, partially offset by share repurchases.

Liquidity and Capital Resources

Our primary sources of liquidity and capital resources have been and will continue to be cash flow from operations, borrowings under our credit facility, and proceeds from the issuance of debt securities. Our ongoing liquidity will depend on a number of factors, including available cash resources, cash flow from operations, acquisitions or equity investments, funding of construction for development projects, and our compliance with our covenants under our credit facility.

The following table is a summary of our liquidity and cash flows:

(in millions)	Year Ended December 31,		Change
	2024	**2023**	**Change**
Cash Flows from:			
Operating activities	$ 771.7	$ 605.3	$ 166.4
Investing activities	(545.2)	(718.0)	172.8
Financing activities	(196.6)	129.3	(325.9)

Operating Cash Flow

Cash flows from operating activities increased $166.4 million driven by increased operating income and due to the change in working capital primarily related to an increase in short-term gaming and racing liabilities as a result of our Company's growth and a decrease in accounts receivable primarily from the timing of collections. Partially offsetting these increases to cash from operating activities was increased interest paid and decreased distributions from our unconsolidated affiliates in 2024. We anticipate that cash flows from operations and availability of borrowings under our credit facility over the next twelve months will be adequate to fund our business operations and capital expenditures.

Investing Cash Flow

Cash flows used in investing activities decreased $172.8 million primarily driven by decreased funds used in acquisitions and capital expenditures in 2024, partially offset by proceeds from the Arlington sale received in 2023.

Financing Cash Flow

Cash flows from financing activities decreased $325.9 million primarily driven by decreased net proceeds from long-term debt in 2024 compared to 2023 and by increased share repurchases in 2024.

Capital Expenditures

Included in cash flows from investing activities are capital maintenance expenditures and capital project expenditures. Capital maintenance expenditures relate to the replacement of existing fixed assets with a useful life greater than one year that are obsolete, exhausted, or no longer cost effective to repair. Capital project expenditures represent fixed asset additions related to land or building improvements to new or existing assets or purchases of new (non-replacement) equipment or software related to specific projects deemed necessary expenditures.

We have spent $463.4 million in 2024 on project capital investments including: Churchill Downs Racetrack Paddock Project, the Terre Haute Casino Resort in Vigo County, Indiana, The Rose Gaming Resort in Northern Virginia, and Owensboro Racing & Gaming in Western Kentucky. We currently expect our project capital to be approximately $350 to $400 million in 2025, although this amount may vary significantly based on the timing of work completed, unanticipated delays, and timing of payments to third parties.

Common Stock Repurchase Program

On September 29, 2021, the Board of Directors of the Company approved a common stock repurchase program of up to $500.0 million ("2021 Stock Repurchase Program"). Repurchases may be made at management's discretion from time to time on the open market (either with or without a 10b5-1 plan) or through privately negotiated transactions. The repurchase program has no time limit and may be suspended or discontinued at any time. We had $149.6 million of repurchase authority remaining under this program as of December 31, 2024.

Dividends

On October 22, 2024, the Company's Board of Directors approved an annual cash dividend on our common stock of $0.409 per outstanding share, which represented a 7% increase over the prior year. The dividend was payable on January 3, 2025 to shareholders of record as of the close of business on December 6, 2024. The 7% increase marked the fourteenth consecutive year that the Company has increased the dividend. The payment and amount of future dividends will be determined by the Board of Directors and will depend upon, among other things, our operating results, financial condition, cash requirements and general business conditions at the time such payment is considered.

Form 10-K

Credit Facilities and Indebtedness

The following table presents our debt outstanding, bond premium and debt issuance costs:

(in millions)	As of December 31, 2024	As of December 31, 2023	Change
Term Loan B-1 due 2028	$ 288.8	$ 291.8	$ (3.0)
Term Loan A due 2029	1,172.4	1,235.0	(62.6)
Revolver	377.5	247.2	130.3
2027 Senior Notes	600.0	600.0	—
2028 Senior Notes	700.0	700.0	—
2030 Senior Notes	1,200.0	1,200.0	—
2031 Senior Notes	600.0	600.0	—
Total debt	4,938.7	4,874.0	64.7
Current maturities of long-term debt	(63.1)	(68.0)	4.9
Total debt, net of current maturities	4,875.6	4,806.0	69.6
Issuance cost and fees	(31.5)	(37.7)	6.2
Total debt	$ 4,844.1	$ 4,768.3	$ 75.8

Credit Agreement

At December 31, 2024, the Company's senior secured credit facility (as amended from time to time, the "Credit Agreement") consisted of a $1.2 billion revolving credit facility (the "Revolver"), $288.8 million senior secured term loan B-1 due 2028 (the "Term Loan B-1"), $1.2 billion senior secured term loan A due 2029 (the "Term Loan A"), and $100.0 million swing line commitment. Certain amendments to the Credit Agreement entered into during 2023, 2024, and 2025 are described below.

On February 24, 2023, the Company closed an amendment of the Credit Agreement to increase the loans under the Term Loan A from $800.0 million to $1.3 billion and made certain other changes to the existing credit agreement. The Company used the net proceeds from the borrowings under the increased Term Loan A to repay outstanding loans under its Revolver, pay related transaction fees and expenses, and for general corporate purposes.

On July 3, 2024, the Company closed an amendment of the Credit Agreement to extend the maturity date of the Revolver and Term Loan A from 2027 to 2029 and amend certain other provisions of the Credit Agreement. The Company has $5.7 million of capitalized unamortized debt issuance costs associated with the Term Loan A which are being amortized as interest expense over the remainder of the term.

On February 14, 2025, the Company announced that it closed the seventh amendment of the Credit Agreement. The seventh amendment to the Credit Agreement (i) reduced the interest rate for the Term Loan B-1 from Secured Overnight Financing Rate ("SOFR") plus 200 basis points to SOFR plus 175 basis points, (ii) eliminates the 0.10% credit spread adjustment, and (iii) makes certain other amendments to the Credit Agreement.

The Term Loan B-1 requires quarterly payments of 0.25% of the original $300.0 million balance and may be subject to additional mandatory prepayment from excess cash flow on an annual basis per the provisions of the Credit Agreement.

The Revolver and Term Loan A bear interest at SOFR plus 10 basis points, plus a variable applicable margin which is determined by the Company's net leverage ratio. As of December 31, 2024, that applicable margin was 150 basis points which was based on the pricing grid in the Credit Agreement. The Company had $814.9 million available borrowing capacity, after consideration of $7.6 million in outstanding letters of credit, under the Revolver as of December 31, 2024.

The Company is required to pay a commitment fee on the unused portion of the Revolver as determined by a pricing grid based on the consolidated total net secured leverage ratio of the Company. For the period ended December 31, 2024, the Company's commitment fee rate was 0.25%.

The Company completed the transition of its financing from London Interbank Offered Rate to SOFR during the second quarter of 2023. These transition activities did not have a material impact on the Company's financial statements.

The Credit Agreement is collateralized by substantially all the wholly owned assets of the Company. The Credit Agreement contains certain customary affirmative and negative covenants, which include limitations on liens, investments, indebtedness, dispositions, mergers and acquisitions, the making of restricted payments, changes in the nature of business, changes in fiscal year, and transactions with affiliates. The Credit Agreement also contains financial covenants providing for the maintenance of a maximum consolidated secured net leverage ratio and maintenance of a minimum consolidated interest coverage ratio.

	Actual as of December 31, 2024	Requirement
Interest coverage ratio	3.9 to 1.0	> 2.5 to 1.0
Consolidated total secured net leverage ratio	1.3 to 1.0	< 4.0 to 1.0

The Company was compliant with all applicable covenants on December 31, 2024.

2027 Senior Notes

On March 25, 2019, the Company completed an offering of $600.0 million in aggregate principal amount of 5.50% Senior Unsecured Notes that mature on April 1, 2027 (the "2027 Senior Notes") in a private offering to qualified institutional buyers pursuant to Rule 144A that is exempt from registration under the Securities Act of 1933, as amended (the "Securities Act"), and to certain non-U.S. persons in accordance with Regulation S under the Securities Act. The Company used the net proceeds from the offering to repay the then-outstanding balance on the Revolver. In connection with the offering, we capitalized $8.9 million of debt issuance costs which are being amortized as interest expense over the term of the 2027 Senior Notes.

The 2027 Senior Notes were issued at par, with interest payable on April 1st and October 1st of each year, commencing on October 1, 2019. The 2027 Senior Notes will vote as one class under the indenture governing the 2027 Senior Notes.

The Company may redeem some or all of the 2027 Senior Notes at redemption prices set forth in the 2027 Indenture.

2028 Senior Notes

On December 27, 2017, the Company completed an offering of $500.0 million in aggregate principal amount of 4.75% Senior Unsecured Notes that mature on January 15, 2028 (the "Existing 2028 Notes") in a private offering to qualified institutional buyers pursuant to Rule 144A that is exempt from registration under the Securities Act, and to certain non-U.S. persons in accordance with Regulation S under the Securities Act. The Existing 2028 Notes were issued at par, with interest payable on January 15th and July 15th of each year, commencing on July 15, 2018. The Company used the net proceeds from the offering to repay a portion of our $600.0 million 5.375% Senior Unsecured Notes due in 2021. In connection with the offering, we capitalized $7.7 million of debt issuance costs which are being amortized as interest expense over the term of the Existing 2028 Notes.

On March 17, 2021, the Company completed an offering of $200.0 million in aggregate principal amount of 4.75% Senior Unsecured Notes that mature on January 15, 2028 (the "Additional 2028 Notes") in a private offering to qualified institutional buyers pursuant to Rule 144A that is exempt from registration under the Securities Act, and to certain non-U.S. persons in accordance with Regulation S under the Securities Act. The Additional 2028 Notes were offered under the indenture dated as of December 27, 2017, governing the $500.0 million aggregate principal amount of 4.75% Senior Unsecured Notes due 2028 and form a part of the same series for purposes of the indenture. In connection with the offering, we capitalized $3.4 million of debt issuance costs which are being amortized as interest expense over the term of the Additional 2028 Notes. Upon completion of this offering, the aggregate principal amount outstanding of the Existing 2028 Notes, together with the Additional 2028 Notes (collectively, the "2028 Senior Notes"), is $700.0 million.

The Additional 2028 Notes were issued at 103.25% of the principal amount, plus interest deemed to have accrued from January 15, 2021, with interest payable on January 15th and July 15th of each year, commencing on July 15, 2021. The 2028 Senior Notes will vote as one class under the indenture governing the 2028 Senior Notes. The 3.25% premium is being amortized through interest expense, net over the term of the Additional 2028 Notes.

The Company may redeem some or all the 2028 Senior Notes at redemption prices set forth in the 2028 Indenture.

2030 Senior Notes

On April 13, 2022, a wholly owned subsidiary of the Company completed an offering of $1.2 billion in aggregate principal amount of 5.75% Senior Unsecured Notes that mature on April 13, 2030 (the "2030 Senior Notes") in a private offering to qualified institutional buyers pursuant to Rule 144A that was exempt from registration under the Securities Act, and to certain non-U.S. persons in accordance with Regulation S under the Securities Act. The offering of the 2030 Senior Notes was part of the financing utilized for the acquisition of substantially all of the assets of Peninsula Pacific Entertainment LLC. In connection with the offering, we capitalized $18.3 million of debt issuance costs which are being amortized as interest expense over the term of the 2030 Senior Notes.

The 2030 Senior Notes were issued at 100% of the principal amount, plus interest deemed to have accrued from April 13, 2022, with interest payable in arrears on April 1st and October 1st of each year, commencing on October 1, 2022. The 2030 Senior Notes will vote as one class under the indenture governing the 2030 Senior Notes.

The Issuer may redeem some of or all the 2030 Senior Notes at any time prior to April 1, 2025, at redemption prices set forth in the 2030 Offering Memorandum.

2031 Senior Notes

On April 25, 2023, the Company completed an offering of $600.0 million in aggregate principal amount of 6.75% senior unsecured notes that mature on April 25, 2031 (the "2031 Senior Notes") in a private offering to qualified institutional buyers pursuant to Rule 144A that is exempt from registration under the Securities Act, and to certain non-U.S. persons in accordance with Regulation S under the Securities Act. The Company used a portion of the net proceeds from the offering to repay indebtedness outstanding under its Term Loan B Facility due 2024, and to fund related transaction fees and expenses, working capital and other general corporate purposes. The Company recognized a loss on extinguishment on Term Loan B of $1.3 million, which is included in miscellaneous, net in the accompanying Consolidated Statements of Comprehensive Income. The Company capitalized $10.5 million of debt issuance costs associated with the 2031 Senior Notes which are being amortized as interest expense over the remainder of the 8-year term.

The 2031 Senior Notes were issued at 100% of the principal amount, plus interest deemed to have accrued from April 25, 2023, with interest payable in arrears on May 1st and November 1st of each year, commencing on November 1, 2023. The 2031 Senior Notes will vote as one class under the indenture governing the 2031 Senior Notes.

The Company may redeem some or all of the 2031 Senior Notes at any time prior to April 25, 2025, at redemption prices set forth in the 2031 Offering Memorandum.

Contractual Obligations

Our commitments to make future payments as of December 31, 2024, are estimated as follows:

(in millions)	2025	2026-2027	2028-2029	Thereafter	Total
Dividends	$ 30.1	$ —	$ —	$ —	$ 30.1
Revolver	—	—	377.5	—	377.5
Interest on Revolver [1]	22.8	45.6	34.5	—	102.9
Term Loan B-1	3.0	6.0	279.8	—	288.8
Interest on Term Loan B-1 [1]	18.8	37.1	3.9	—	59.8
Term Loan A	60.1	120.2	992.1	—	1,172.4
Interest on Term Loan A [1]	69.5	128.1	86.9	—	284.5
2027 Senior Notes	—	600.0	—	—	600.0
2028 Senior Notes	—	—	700.0	—	700.0
2030 Senior Notes	—	—	—	1,200.0	1,200.0
2031 Senior Notes	—	—	—	600.0	600.0
Interest on 2027 Senior Notes	33.0	49.5	—	—	82.5
Interest on 2028 Senior Notes	33.3	66.5	16.6	—	116.4
Interest on 2030 Senior Notes	69.0	138.0	138.0	34.5	379.5
Interest on 2031 Senior Notes	40.5	81.0	81.0	60.8	263.3
Operating and Finance Leases	11.0	19.4	14.5	30.2	75.1
All other	1.6	3.0	2.8	5.0	12.4
Total	$ 392.7	$ 1,294.4	$ 2,727.6	$ 1,930.5	$ 6,345.2

[1] Interest includes the estimated contractual payments under our Credit Facility assuming no change in the weighted average borrowing rate of 6.04%, which was the rate in place as of December 31, 2024.

As of December 31, 2024, we had approximately $3.2 million of unrecognized tax benefits.

Critical Accounting Policies and Estimates

Our significant accounting policies and recently adopted accounting policies are more fully described in Note 2, Significant Accounting Policies to the notes to consolidated financial statements included in Item 8. Financial Statements and Supplementary Data of this Annual Report on Form 10-K.

Our consolidated financial statements have been prepared in conformity with GAAP, which requires management to make estimates, judgments, and assumptions that we believe are reasonable based on our historical experience, contract terms,

observance of known trends in our Company and the industry as a whole and information available from other outside sources. Our estimates affect the reported amounts of assets and liabilities and related disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expense during the reporting period. Actual results may differ from those initial estimates.

Our critical accounting estimates relate to goodwill and certain indefinite-lived intangible assets.

Goodwill and certain intangible assets

Acquisition of certain identifiable intangible assets

In conjunction with the acquisition of a business, the Company records identifiable intangible assets acquired at their respective fair values as of the date of acquisition. Our indefinite-lived intangible assets primarily consist of gaming rights and trademarks. Certain of our gaming rights and trademarks are considered indefinite-lived intangible assets that do not require amortization based on our future expectations to operate our gaming facilities and use the trademarks indefinitely, and our historical experience in renewing these intangible assets at minimal cost with various state gaming commissions. Our definite-lived intangible assets primarily consist of technology and other assets.

We use various valuation methods to determine initial fair value of our intangible assets, including the Greenfield Method and relief-from-royalty method of the income approach, all of which use significant unobservable inputs, or Level 3 inputs, as defined by the fair value hierarchy. The use of these valuation methods requires us to make significant estimates and assumptions about future revenue and operating expenses, expected start-up costs, capital expenditures, royalty rate, and the discount rate. The fair values of gaming rights are generally determined using the Greenfield Method, which is an income approach methodology that calculates the present value based on a projected cash flow stream. This method assumes that the gaming rights provides the opportunity to develop a casino or historical racing facility in a specified region, and that the present value of the projected cash flows are a result of the realization of advantages contained in these rights. Under this methodology, the acquirer is expected to absorb all start-up costs, as well as incur all expenses pertaining to the acquisition and/or the creation of all tangible and intangible assets. The estimated future revenue and operating expenses, start-up costs of the acquired business, and the discount rate are the primary assumptions and estimates used in these valuations. The fair values of trademarks are generally determined using the relief-from-royalty method of the income approach, which estimates the fair value of the intangible asset by discounting the fair value of the hypothetical royalty payments a market participant would be willing to pay to enjoy the benefits of the trademarks. The estimated future revenue, royalty rate, and the discount rate are the primary assumptions and estimates used in these valuations. The fair value of technology assets are generally determined using the relief-from-royalty method of the income approach, which estimates the cost savings that accrue to the owner of the intangibles asset that would otherwise be payable as royalties or license fees on revenues earned through the use of the asset. The estimated future revenue, royalty rate, and discount rate are the primary assumptions and estimates used in the valuations. The discount rates used to discount expected future cash flows to present value are generally derived from the weighted average cost of capital analysis and adjusted for the size and/or risk of the asset. Changes in estimates or the application of alternative assumptions could produce significantly different results.

Assessments of goodwill and intangible assets

We perform our annual review for impairment of goodwill and indefinite-lived intangible assets on April 1st of each fiscal year, or more frequently if events or changes in circumstances indicate that it is more likely than not the asset is impaired. Adverse industry or economic trends, lower projections of profitability, or a sustained decline in our market capitalization, among other items, may be indications of potential impairment issues which are triggering events requiring the testing of an asset's carrying value for recoverability.

Goodwill and indefinite-lived intangible assets are required to be tested annually or more frequently if events or changes in circumstances indicate that it is more likely than not that an asset is impaired. An entity may first assess qualitative factors to determine whether it is necessary to complete the impairment test using a more likely than not criteria. If an entity believes it is more likely than not that the fair value of a reporting unit is greater than the reporting unit's carrying value, including goodwill, the quantitative impairment test can be bypassed. Alternatively, an entity has an unconditional option to bypass the qualitative assessment and proceed directly to performing the quantitative impairment test. If a quantitative impairment test of goodwill is required, we generally determine the fair value under the market and income valuation approaches using inputs primarily related to discounted projected cash flows and price multiples of publicly traded comparable companies. If a quantitative impairment test of our indefinite-lived intangible assets is required, we generally determine the fair value using the Greenfield Method for gaming rights and relief-from-royalty method of the income approach for trademarks. Qualitative factors include macroeconomic conditions, industry and market conditions, cost factors, and overall financial performance, among others. These factors require significant judgments and estimates, and application of alternative assumptions could produce materially different results. Evaluations of possible impairment require us to estimate, among other factors, forecasts of future operating results, revenue growth, operating expense, tax rates, start-up costs, capital expenditures, depreciation, working capital,

discount rates, long-term growth rates, risk premiums, royalty rates, terminal values, and fair values of our reporting units and assets. The impairment tests for goodwill and indefinite-lived intangible assets are subject to uncertainties arising from such events as changes in competitive conditions, the current economic environment, material changes in growth rate assumptions that could positively or negatively impact anticipated future operating conditions and cash flows, changes in the discount rate, and the impact of strategic decisions. If any of these factors were to materially change, such change may require a reevaluation of our goodwill and indefinite-lived intangible assets. Changes in estimates or the application of alternative assumptions could produce significantly different results.

ITEM 7A.   QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to market risks arising from adverse changes in:

- general economic trends; and

- interest rate and credit risk.

General economic trends

Our business is sensitive to consumer confidence and reductions in consumers' discretionary spending, which may result from challenging economic conditions, interest rate fluctuations, unemployment levels and other changes in the economy. Demand for entertainment and leisure activities is sensitive to consumers' disposable incomes, which can be adversely affected by economic conditions and unemployment levels. This could result in fewer patrons visiting our racetracks, HRM entertainment venues, online wagering sites, and gaming facilities, and/or may impact our customers' ability to wager with the same frequency and to maintain wagering levels.

Interest rate and credit risk

Our primary exposure to market risk relates to changes in interest rates. On December 31, 2024, we had $1.8 billion outstanding under our Credit Agreement, which bears interest at SOFR based variable rates. We are exposed to market risk on variable rate debt due to potential adverse changes in these rates. Assuming the outstanding balance of the debt facility remains constant, a one-percentage point increase in the SOFR rate would reduce net income and cash flows from operating activities by $13.3 million.

Form 10-K

CHURCHILL DOWNS INCORPORATED
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
for the years ended December 31,

(in millions, except per common share data)		2024		2023		2022
Net revenue:						
Live and Historical Racing	$	1,225.6	$	1,047.3	$	614.6
Wagering Services and Solutions		469.5		444.9		436.4
Gaming		1,039.1		968.6		755.9
All Other		0.1		0.9		2.9
Total net revenue		2,734.3		2,461.7		1,809.8
Operating expense:						
Live and Historical Racing		735.4		662.2		400.9
Wagering Services and Solutions		296.5		288.2		293.6
Gaming		748.9		700.0		537.9
All Other		15.0		15.6		11.0
Selling, general and administrative expense		237.7		202.3		164.2
Asset impairments		3.9		24.6		38.3
Transaction (benefit) expense		(12.1)		4.8		42.1
Total operating expense		2,025.3		1,897.7		1,488.0
Operating income		709.0		564.0		321.8
Other (expense) income:						
Interest expense, net		(289.8)		(268.4)		(147.3)
Equity in income of unconsolidated affiliates		144.9		146.3		152.7
Gain on the sale of assets		—		114.0		274.6
Miscellaneous, net		9.1		5.9		7.0
Total other (expense) income		(135.8)		(2.2)		287.0
Income from operations before provision for income taxes		573.2		561.8		608.8
Income tax provision		(144.1)		(144.5)		(169.4)
Net income		429.1		417.3		439.4
Net income attributable to noncontrolling interest		2.3		—		—
Net income and comprehensive income attributable to Churchill Downs Incorporated	$	426.8	$	417.3	$	439.4
Net income attributable to Churchill Downs Incorporate per common share data:						
Basic net income	$	5.73	$	5.55	$	5.79
Diluted net income	$	5.68	$	5.49	$	5.71
Weighted average shares outstanding:						
Basic		74.0		75.2		75.9
Diluted		74.6		76.1		77.0

The accompanying notes are an integral part of the consolidated financial statements.

CHURCHILL DOWNS INCORPORATED
CONSOLIDATED BALANCE SHEETS
December 31,

(in millions)	2024	2023
ASSETS		
Current assets:		
Cash and cash equivalents	$ 175.5	$ 144.5
Restricted cash	77.2	77.3
Accounts receivable, net	98.7	106.9
Income taxes receivable	14.5	12.6
Other current assets	46.4	59.5
Total current assets	412.3	400.8
Property and equipment, net	2,874.9	2,561.2
Investment in and advances to unconsolidated affiliates	661.2	655.9
Goodwill	900.2	899.9
Other intangible assets, net	2,409.0	2,418.4
Other assets	18.3	19.3
Total assets	$ 7,275.9	$ 6,955.5
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 180.3	$ 158.5
Accrued expenses and other current liabilities	402.0	426.8
Current deferred revenue	52.9	73.2
Current maturities of long-term debt	63.1	68.0
Dividends payable	31.0	29.3
Total current liabilities	729.3	755.8
Long-term debt (net of current maturities and loan origination fees of $7.7 in 2024 and $8.9 in 2023)	1,767.9	1,697.1
Notes payable (net of debt issuance costs of $23.8 in 2024 and $28.8 in 2023)	3,076.2	3,071.2
Non-current deferred revenue	20.0	11.8
Deferred income taxes	432.7	388.2
Other liabilities	146.5	137.8
Total liabilities	6,172.6	6,061.9
Commitments and contingencies		
Redeemable noncontrolling interest	19.7	—
Shareholders' equity:		
Preferred stock, no par value; 0.3 shares authorized; no shares issued or outstanding	—	—
Common stock, no par value; 300.0 shares authorized; 73.5 shares issued and outstanding December 31, 2024 and 74.5 shares at December 31, 2023	—	—
Retained earnings	1,084.6	894.5
Accumulated other comprehensive loss	(1.0)	(0.9)
Total shareholders' equity	1,083.6	893.6
Total liabilities and shareholders' equity	$ 7,275.9	$ 6,955.5

The accompanying notes are an integral part of the consolidated financial statements.

Form 10-K

47

CHURCHILL DOWNS INCORPORATED
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
for the years ended December 31, 2024, 2023 and 2022

(in millions, except per common share data)	Common Stock Shares	Common Stock Amount	Retained Earnings	Accumulated Other Comprehensive Loss	Total Shareholders' Equity
Balance, December 31, 2021	76.2	$ —	$ 307.7	$ (0.9)	$ 306.8
Net income attributable to Churchill Downs Incorporated			439.4		439.4
Issuance of common stock	0.6	2.7			2.7
Repurchase of common stock	(1.8)	(34.5)	(141.0)		(175.5)
Taxes paid related to net share settlement of stock awards	(0.2)		(26.9)		(26.9)
Stock-based compensation		31.8			31.8
Cash dividends ($0.357 per share)			(26.8)		(26.8)
Balance, December 31, 2022	74.8	—	552.4	(0.9)	551.5
Net income attributable to Churchill Downs Incorporated			417.3		417.3
Issuance of common stock	0.3	3.1			3.1
Repurchase of common stock	(0.5)	(36.0)	(19.3)		(55.3)
Taxes paid related to net share settlement of stock awards	(0.1)		(26.5)		(26.5)
Stock-based compensation		32.9			32.9
Cash dividends ($0.382 per share)			(28.5)		(28.5)
Other			(0.9)		(0.9)
Balance, December 31, 2023	74.5	—	894.5	(0.9)	893.6
Net income attributable to Churchill Downs Incorporated			426.8		426.8
Issuance of common stock	0.7	4.2			4.2
Repurchase of common stock	(1.5)	(35.8)	(153.2)		(189.0)
Reclassification to liability awards			(20.9)		(20.9)
Taxes paid related to net share settlement of stock awards	(0.2)		(27.3)		(27.3)
Stock-based compensation		32.0			32.0
Cash dividends ($0.409 per share)			(30.1)		(30.1)
Other		(0.4)	(5.2)	(0.1)	(5.7)
Balance, December 31, 2024	73.5	$ —	$ 1,084.6	$ (1.0)	$ 1,083.6

The accompanying notes are an integral part of the consolidated financial statements.

CHURCHILL DOWNS INCORPORATED
CONSOLIDATED STATEMENTS OF CASH FLOWS
for the years ended December 31,

(in millions)	2024	2023	2022
Cash flows from operating activities:			
Net income	$ 429.1	$ 417.3	$ 439.4
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	199.1	169.0	113.7
Equity in income of unconsolidated affiliates	(144.9)	(146.3)	(152.7)
Distributions from unconsolidated affiliates	138.7	155.1	156.9
Stock-based compensation	36.1	32.9	31.8
Deferred income taxes	44.5	47.4	108.7
Asset impairments	3.9	24.6	38.3
Amortization of operating lease assets	5.6	6.2	5.3
Gain on sale of assets	—	(114.0)	(274.6)
Other	9.7	5.4	7.4
Changes in operating assets and liabilities, net of businesses acquired and dispositions:			
Income taxes	(4.5)	(1.1)	28.2
Deferred revenue	(12.1)	34.2	(12.7)
Other assets and liabilities	66.5	(25.4)	21.1
Net cash provided by operating activities	771.7	605.3	510.8
Cash flows from investing activities:			
Capital maintenance expenditures	(83.6)	(77.7)	(50.2)
Capital project expenditures	(463.4)	(598.8)	(373.3)
Acquisition of businesses, net of cash acquired	—	(241.3)	(2,918.5)
Acquisition of gaming rights, net of cash acquired	—	—	(33.3)
Proceeds from sale of assets	—	195.7	279.0
Other	1.8	4.1	(7.4)
Net cash used in investing activities	(545.2)	(718.0)	(3,103.7)
Cash flows from financing activities:			
Proceeds from borrowings under long-term debt obligations	965.5	1,771.1	2,862.4
Repayments of borrowings under long-term debt obligations	(900.8)	(1,536.0)	(205.4)
Payment of dividends	(29.2)	(27.1)	(26.0)
Repurchase of common stock	(186.0)	(55.9)	(174.9)
Taxes paid related to net share settlement of stock awards	(30.1)	(25.5)	(28.4)
Proceeds from pending equity transaction	—	14.4	—
Debt issuance costs	(2.6)	(13.0)	(27.3)
Change in bank overdraft	(10.9)	2.0	13.3
Other	(2.5)	(0.7)	2.3
Net cash (used in) provided by financing activities	(196.6)	129.3	2,416.0
Cash flows from discontinued operations:			
Operating cash flows of discontinued operations	1.0	0.5	26.0
Net increase (decrease) in cash, cash equivalents and restricted cash	30.9	17.1	(150.9)
Cash, cash equivalents and restricted cash, beginning of year	221.8	204.7	355.6
Cash, cash equivalents and restricted cash, end of year	$ 252.7	$ 221.8	$ 204.7

The accompanying notes are an integral part of the consolidated financial statements.

(in millions)	2024	2023	2022
Supplemental disclosures of cash flow information:			
Cash paid during the period for:			
Interest	$ 306.8	$ 283.6	$ 133.6
Cash paid for income taxes	108.2	99.1	68.6
Cash received from income tax refunds	5.2	0.9	61.6
Schedule of non-cash investing and financing activities:			
Dividends payable	$ 31.0	$ 29.3	$ 27.0
Deferred payment on gaming rights incurred during the period	—	—	50.6
Deferred payments on the acquisition of business included in other liabilities	1.2	4.9	—
Property and equipment additions included in accounts payable and accrued expense and other current liabilities	43.7	95.1	51.3

The accompanying notes are an integral part of the consolidated financial statements.

1. DESCRIPTION OF BUSINESS

Churchill Downs Incorporated ("CDI" or the "Company") has been creating extraordinary entertainment experiences for over 150 years, beginning with the Company's most iconic and enduring asset, the Kentucky Derby. Headquartered in Louisville, Kentucky, CDI has expanded through the acquisition, development, and operation of live and historical racing entertainment venues, the growth of the online wagering businesses, and the acquisition, development, and operation of regional casino gaming properties.

We own and operate 15 live and historical racing entertainment venues in three states, one of the largest online horse racing wagering platforms in the U.S., ten wholly owned casino gaming properties in nine states and 14 retail sportsbooks. We were organized as a Kentucky corporation in 1928, and our principal executive offices are located in Louisville, Kentucky.

2. SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.

We consolidate all subsidiaries in which we have a controlling financial interest and variable interest entities ("VIEs") for which we or one of our consolidated subsidiaries is the primary beneficiary. We consolidate a VIE when we have both the power to direct the activities that most significantly impact the results of the VIE and the right to receive benefits or the obligation to absorb losses of the entity that could be potentially significant to the VIE.

Use of Estimates

Our financial statements have been prepared in conformity with U.S. generally accepted accounting principles ("GAAP"), which requires management to make estimates, judgments and assumptions that we believe are reasonable based on our historical experience, contract terms, observance of known trends in our Company and the industry as a whole and information available from other outside sources. Our estimates affect the reported amounts of assets and liabilities and related disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expense during the reporting period. Actual results may differ from those initial estimates.

Goodwill and Intangible Assets

Goodwill and indefinite-lived intangible assets are required to be tested annually or more frequently if events or changes in circumstances indicate that it is more likely than not that an asset is impaired. An entity may first assess qualitative factors to determine whether it is necessary to complete the impairment test using a more likely than not criteria. If an entity believes it is more likely than not that the fair value of a reporting unit is greater than the reporting unit's carrying value, including goodwill, the quantitative impairment test can be bypassed. Alternatively, an entity has an unconditional option to bypass the qualitative assessment and proceed directly to performing the quantitative impairment test. If a quantitative impairment test of goodwill is required, we generally determine the fair value under the market and income valuation approaches using inputs primarily related to discounted projected cash flows and price multiples of publicly traded comparable companies. If a quantitative impairment test of our indefinite-lived intangible assets is required, we generally determine the fair value using the Greenfield Method for gaming rights and relief-from-royalty method of the income approach for trademarks. The Greenfield Method is an income approach methodology that calculates the present value based on a projected cash flow stream. Qualitative factors include macroeconomic conditions, industry and market conditions, cost factors and overall financial performance, among others. These factors require judgments and estimates, and application of alternative assumptions could produce significantly different results. Evaluations of possible impairment require us to estimate, among other factors, forecasts of future operating results, revenue growth, operating expense, tax rates, start-up costs, capital expenditures, depreciation, working capital, discount rates, long-term growth rates, risk premiums, royalty rates, terminal values and fair market values of our reporting units and assets. The estimated future revenue and operating expenses, start-up costs, and discount rates are the primary assumptions and estimates in the valuation of gaming rights. Changes in estimates or the application of alternative assumptions could produce significantly different results.

We perform our annual review for impairment of goodwill and indefinite-lived intangible assets on April 1 of each fiscal year, or more frequently if events or changes in circumstances indicate that it is more likely than not the relevant asset is impaired. Adverse industry or economic trends, lower projections of profitability, or a sustained decline in our market capitalization, among other items, may be indications of potential impairment issues, which are triggering events requiring the testing of an asset's carrying value for recoverability. Goodwill is allocated and evaluated for impairment at the reporting unit level, which is defined as an operating segment or one level below an operating segment, referred to as a component. We are required to aggregate the components of an operating segment into one reporting unit if they have similar economic characteristics.

Our gaming rights and trademarks are considered indefinite-lived intangible assets that do not require amortization based on our future expectations to operate our gaming facilities and use the trademarks indefinitely and our historical experience in renewing these intangible assets at minimal cost with various state gaming commissions. The indefinite lived-intangible assets carrying value are tested annually, or more frequently, if indicators of impairment exist, by comparing the fair value of the recorded assets to the associated carrying amount. If the carrying amount of the gaming rights and trademark intangible assets exceed fair value, an impairment loss is recognized.

Other definite-lived intangible assets, consisting primarily of customer relationships and technology assets, are amortized over periods from seven to 15 years. Amortization expense related to the definite-lived intangible assets is provided on a straight-line basis, as it approximates the economic benefit over the estimated useful lives of the assets. With respect to definite-lived intangible assets, we periodically evaluate whether events and circumstances have occurred that may affect the estimated useful life or the recoverability of the remaining balance of such assets. If such events or circumstances indicate that the carrying amount of these assets may not be recoverable, we would estimate the future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected future cash flows were less than the carrying amount of the assets, we would recognize an impairment charge to reduce such assets to their fair value.

Property and Equipment

We review the carrying value of our property and equipment to be held and used in our operations whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable from estimated future undiscounted cash flows expected to result from the asset's use and eventual disposition. Adverse industry or economic trends, lower projections of profitability, or a significant adverse change in legal factors or in the business climate, among other items, may be indications of potential impairment issues. If the undiscounted cash flows exceed the carrying value, no impairment is indicated. If the undiscounted cash flows do not exceed the carrying value, an impairment is recorded based on the fair value of the asset.

Depreciation is calculated using the straight-line method over the estimated useful lives of the related assets as follows: 10 to 40 years for grandstands and buildings, two to 10 years for equipment, two to 10 years for furniture and fixtures and 10 to 20 years for tracks and other improvements.

Our capital maintenance expenditures relate to the replacement of existing fixed assets with a useful life greater than one year that are obsolete, exhausted, or no longer cost effective to repair. Our capital project expenditures represent fixed asset additions related to land or building improvements to new or existing assets or purchases of new (non-replacement) equipment or software related to specific projects deemed necessary expenditures.

Revenue Recognition

We generate revenue from pari-mutuel wagering transactions with customers related to live races, simulcast races, and historical races as well as simulcast host fees earned from other wagering sites. Our racetracks that host live races also generate revenue through sponsorships, admissions (including luxury suites), personal seat licenses ("PSLs"), television rights, concessions, programs and parking. Concessions, programs, and parking revenue is recognized once the good or service is delivered.

Our live racetracks' revenue and income are influenced by our racing calendar. Similarly, TwinSpires advance deposit wagering ("ADW") and United Tote revenue and income is influenced by racing calendars. Therefore, revenue and operating results for any interim quarter are not generally indicative of the revenue and operating results for the year and may not be comparable with results for the corresponding period of the previous year. We historically have had fewer live racing days during the first quarter of each year, and the majority of our live racing revenue occurs during the second quarter with the running of the Kentucky Oaks and Kentucky Derby.

For live races we present at our racetracks, we recognize revenue on wagers we accept from customers at our racetrack ("on-track revenue") and revenue we earn from exporting our live racing signals to other racetracks, off-track betting facilities ("OTBs"), and ADW providers ("export revenue"). For simulcast races we display at our racetracks, OTBs, and TwinSpires' platforms, we recognize revenue we earn from providing a wagering service to our customers on these imported live races ("import revenue"). TwinSpires import revenue is generated through ADW which consists of patrons wagering through an advance deposit account. Each wagering contract for on-track revenue, and import revenue contains a single performance obligation and our export revenue contracts contain a series of distinct services that form a single performance obligation. The transaction price for on-track revenue and import revenue is fixed based on the established commission rate we are entitled to retain. The transaction price for export revenue is variable based on the simulcast host fee we charge our customers for exporting our signal. We may provide cash incentives in conjunction with wagering transactions we accept from TwinSpires' customers. These cash incentives represent consideration payable to a customer and therefore are treated as a reduction of the transaction price for the wagering transaction. Our export revenue contracts generally have a duration of one year or less. These arrangements are licenses of intellectual property containing a usage-based royalty. As a result, we have elected to use

the practical expedient to omit disclosure related to remaining performance obligations for our export revenue contracts. We recognize on-track revenue, export revenue, and import revenue once the live race event is made official by the relevant racing regulatory body.

We recognize revenue we earn from providing a wagering service to our customers on historical races at our historical racing machine ("HRM") facilities. The transaction price for HRM revenue is based on the established commission rate we are entitled to retain for each wager on the HRM. We recognize HRM revenue once the historical race has been completed on the HRM, net of the liability to the pool.

We evaluate our on-track revenue, export revenue, import revenue, and HRM revenue contracts in order to determine whether we are acting as the principal or as the agent when providing services, which we consider in determining if revenue should be reported gross or net. An entity is a principal if it controls the specified service before that service is transferred to a customer.

The revenue we recognize for on-track revenue, import revenue, and HRM revenue is the commission we are entitled to retain for providing a wagering service to our customers. For these arrangements, we are the principal as we control the wagering service; therefore, any charges, including any applicable simulcast fees, we incur for delivering the wagering service are presented as operating expenses.

For export revenue, our customer is the third-party wagering site such as a racetrack, OTB, or ADW provider. Therefore, the revenue we recognize for export revenue is the simulcast host fee we earn for exporting our racing signal to the third-party wagering site.

Our admission contracts are either for a single live racing event day or multiple days. Our PSLs, sponsorships, and television rights contracts generally relate to multiple live racing event days. Multiple day admission, PSLs, sponsorships, and television rights contracts contain a distinct series of services that form single performance obligations. Sponsorship contracts generally include performance obligations related to admissions and advertising rights at our racetracks. Television rights contracts contain a performance obligation related to the rights to distribute certain live racing events on media platforms. The transaction prices for our admissions, PSLs, sponsorships, and television rights contracts are fixed. We allocate the transaction price to our sponsorship contract performance obligations based on the estimated relative standalone selling price of each distinct service.

The revenue we recognize for admissions to a live racing event day is recognized once the related event is complete. For admissions, PSLs, sponsorships, and television rights contracts that relate to multiple live racing event days, we recognize revenue over time using an output method of each completed live racing event day as our measure of progress. Each completed live racing event day corresponds with the transfer of the relevant service to a customer and therefore is considered a faithful depiction of our efforts to satisfy the promises in these contracts. This output method results in measuring the value transferred to date to the customer relative to the remaining services promised under the contracts. Certain premium live racing event days such as the Kentucky Derby and Oaks result in a higher value of revenue allocated relative to other live racing event days due to, among other things, the quality of thoroughbreds racing, higher levels of on-track attendance, national broadcast audience, local and national media coverage, and overall entertainment value of the event. While these performance obligations are satisfied over time, the timing of when this revenue is recognized is directly associated with the occurrence of our live racing events, which is when the majority of our revenues recognized at a point in time are also recognized.

Timing of revenue recognition may differ from the timing of invoicing to customers for our long-term contracts for racing event-related services. We generally invoice customers prior to delivery of services for our admissions, PSLs, sponsorships, and television rights contracts. We recognize a receivable and a contract liability at the time we have an unconditional right to receive payment. When cash is received in advance of delivering services under our contracts, we defer revenue and recognize it in accordance with our policies for that type of contract. In situations where the timing of revenue recognition differs from the timing of invoicing, we have determined our contracts do not include a significant financing component. The primary purpose of our invoicing terms is to allow our customers to secure the right to the specific services provided under our contracts, not to receive financing from our customers.

Gaming revenue primarily consists of gaming transactions. Other operating revenue, such as food and beverage or hotel revenue, is recognized once delivery of the product or service has occurred.

The transaction price for gaming transactions is the difference between gaming wins and losses. Gaming wager revenue is recognized when the wager settles.

The majority of our HRM facilities and gaming properties offer loyalty programs that enable customers to earn loyalty points based on their play. HRM and gaming transactions involve two performance obligations for those customers earning loyalty points under the Company's loyalty programs and a single performance obligation for customers who do not participate in the program. Loyalty points are primarily redeemable for free wagering activities and food and beverage. For purposes of allocating the transaction price in an HRM and gaming transaction between the wagering performance obligation and the

Form 10-K

obligation associated with the loyalty points earned, the Company allocates an amount to the loyalty point contract liability based on the stand-alone selling price of the points earned, which is determined by the value of a loyalty point that can be redeemed for wagering activities or food and beverage. For gaming transactions, an amount of the transaction price allocated to the gaming performance obligation using the residual approach as the stand-alone price for wagers is highly variable and no set established price exists for such wagers. For HRM transactions, the amount of the transaction price allocated to the HRM performance obligation is the commission rate we are entitled to retain. The loyalty point contract liability amount is deferred and recognized as revenue when the customer redeems the points for a wagering transaction or food and beverage, and such goods or services are delivered to the customer.

Income Taxes

We use estimates and judgments for financial reporting to determine our current tax liability and deferred taxes. In accordance with the liability method of accounting for income taxes, we recognize the amount of taxes payable or refundable for the current year and deferred tax assets and liabilities for the future tax consequences of events that have been recognized in the consolidated financial statements or tax returns.

Adjustments to deferred taxes are determined based upon the changes in differences between the book basis and tax basis of our assets and liabilities and measured using enacted tax rates we estimate will be applicable when these differences are expected to reverse. Changes in current tax laws, enacted tax rates or the estimated level of taxable income or non-deductible expense could change the valuation of deferred tax assets and liabilities and affect the overall effective tax rate and tax provision.

When tax returns are filed, it is highly certain that some positions taken will be sustained upon examination by the taxing authorities, while others are subject to uncertainty about the merits of the position taken or the amount of the position that will be ultimately sustained. The benefit of a tax position is recognized in the financial statements in the period during which, based on all available evidence, management believes it is more likely than not that the position will be sustained upon examination, including the resolution of appeals or litigation processes, if any. Tax positions taken are not offset or aggregated with other positions. Tax positions that meet the more-likely-than-not recognition threshold are measured as the largest amount of tax benefit that is more than 50 percent likely of being realized upon settlement with the applicable taxing authority. The portion of the benefits associated with the tax positions taken that exceeds the amount measured as described above is reflected as a liability for unrecognized tax benefits in the accompanying Consolidated Balance Sheets, along with any associated interest and penalties that would be payable to the taxing authorities upon examination.

Cash and Cash Equivalents

We consider investments with original maturities of three months or less that are readily convertible to cash to be cash equivalents. We have, from time to time, cash in the bank in excess of federally insured limits. Under our cash management system, checks issued but not yet presented to banks that would result in negative bank balances when presented are classified as a current liability in the accompanying Consolidated Balance Sheets.

Restricted Cash and Account Wagering Deposit Liabilities

Restricted cash includes deposits collected from our TwinSpires' customers. Other amounts included in restricted cash represent amounts due to horsemen for purses, stakes and awards that are paid in accordance with the terms of our contractual agreements or statutory requirements.

The Company's insurance captive, which was established in April 2024, maintains cash reserves to cover insurable claims. Insurance captive cash reserves totaled $8.3 million as of December 31, 2024.

Allowance for Credit Losses

We maintain an allowance for doubtful accounts for current expected credit losses on our financial assets measured at amortized cost which are primarily included in accounts receivable, net in the accompanying Consolidated Balance Sheets. The Company evaluates current expected credit losses on a collective (pool) basis when similar risk characteristics exist. Write-offs are recognized when the Company concludes that all or a portion of a financial asset is no longer collectible. Any subsequent recovery is recognized when it occurs.

Internal Use Software

Internal use software costs for our Wagering Services and Solutions' segment software are capitalized in property and equipment, net in the accompanying Consolidated Balance Sheets, in accordance with accounting guidance governing computer software developed or obtained for internal use. Once the software is placed in operation, we amortize the capitalized software over the software's estimated economic useful life, which is generally three years. We capitalized internal use software of approximately $18.4 million in 2024, $13.2 million in 2023, and $11.2 million in 2022. We incurred amortization expense of approximately $13.0 million in 2024, $11.2 million in 2023, and $10.7 million in 2022, for projects which had been placed in service.

Fair Value of Assets and Liabilities

We adhere to a hierarchy for ranking the quality and reliability of the information used to determine fair values. Assets and liabilities that are carried at fair value are classified and disclosed in one of the following three categories: Level 1: Unadjusted quoted market prices in active markets for identical assets or liabilities; Level 2: Unadjusted quoted prices in active markets for similar assets or liabilities, unadjusted quoted prices for identical or similar assets or liabilities in markets that are not active, or inputs other than quoted prices that are observable for the asset or liability; and Level 3: Unobservable inputs for the asset or liability. We endeavor to utilize the best available information in measuring fair value. Financial assets and liabilities are classified based on the lowest level of input that is significant to the fair value measurement.

Investments in and Advances to Unconsolidated Affiliates

We have investments in unconsolidated affiliates accounted for under the equity method. Under the equity method, carrying value is adjusted for our share of the investees' income and losses, amortization of certain basis differences as well as capital contributions to and distributions from these companies. We use the cumulative earnings approach to present distributions received from equity method investees. Distributions in excess of equity method income are recognized as a return of investment and recorded as investing cash inflows in the accompanying Consolidated Statements of Cash Flows. We classify income and losses as well as gains and impairments related to our investments in unconsolidated affiliates as a component of other income (expense) in the accompanying Consolidated Statements of Comprehensive Income.

We evaluate our investments in unconsolidated affiliates for impairment whenever events or changes in circumstances indicate that the carrying value of the investment may have experienced an "other-than-temporary" decline in value. If such conditions exist, we compare the estimated fair value of the investment to the investment's carrying value to determine if an impairment is indicated and determine whether the impairment is "other-than-temporary" based on an assessment of all relevant factors, including consideration of our intent and ability to retain our investment until the recovery of the unrealized loss. We estimate fair value using a discounted cash flow analysis based on estimated future results of the investee.

Business Combinations

We account for acquisitions of businesses in accordance with ASC 805, Business Combinations. We initially allocate the purchase price of an acquisition to the assets acquired and liabilities assumed based on their estimated fair values, with any excess of consideration transferred recorded as goodwill. The results of operations of acquisitions are included in the consolidated financial statements from their respective dates of acquisition. Costs incurred to complete the business combination are not considered part of consideration and are expensed as incurred. Refer to Note 3, Acquisitions and Dispositions, for further information.

Leases

We determine if an arrangement is a lease at inception and categorize as either operating or finance based on the criteria of ASC 842. An arrangement contains a lease when the arrangement conveys the right to control the use of an identified asset over the lease term. Operating and finance leases are included in property and equipment, net; accrued expense and other current liabilities; and other liabilities in the accompanying Consolidated Balance Sheets. We generally do not separate lease and non-lease components for our lease contracts. We do not apply the right-of-use assets ("ROUA") and leases liability recognition requirements to short-term leases.

Lease liabilities are recognized based on the present value of the future minimum lease payments over the lease term at the commencement date. These leases do not provide an implicit rate, so therefore we use our incremental borrowing rate based on the information available at the commencement date in determining the present value of future lease payments. ROUAs are recognized at the lease commencement date at the value of the lease liability, adjusted for any lease payments made prior to commencement and exclude lease incentives and initial direct costs incurred. The lease terms include all non-cancelable periods and may include options to extend or terminate the lease when it is reasonably certain that we will exercise that option. Lease expense for minimum lease payments is recognized on a straight-line basis over the lease term for operating leases. Interest expense on the finance lease liabilities is recorded separately using the interest method.

We do not have any material leases where we are the lessor.

Debt Issuance Costs and Loan Origination Fees

Debt issuance costs and loan origination fees associated with our term debt, Revolver (as defined in Note 11, Debt), and notes payable are amortized as interest expense over the term of each respective financial instrument. Debt issuance costs and loan origination fees associated with our term debt and notes payable are presented as a direct deduction from the carrying amount of the related liability. Debt issuance costs and loan origination fees associated with our revolver are presented as an asset.

Form 10-K

Casino and Pari-mutuel Taxes

We recognize casino and pari-mutuel tax expense based on the statutory requirements of the federal, state, and local jurisdictions in which we conduct business. All of our casino taxes and the majority of our pari-mutuel taxes are gross receipts taxes levied on the gaming entity. We recognize these taxes as Live and Historical Racing, Wagering Services and Solutions, Gaming, and All Other operating expenses in our Consolidated Statements of Comprehensive Income. In certain jurisdictions governing our pari-mutuel contracts with customers, there are specific pari-mutuel taxes that are assessed on winning wagers from our customers, which we collect and remit to the government. These taxes are presented on a net basis.

Purse Expense

We recognize purse expense based on the statutorily or contractually determined amount that is required to be paid out in the form of purses to the qualifying finishers of horse races run at our racetracks in the period in which wagering occurs. We incur a liability for all unpaid purses that will be paid out on a future live race event.

Self-insurance Accruals

We are self-insured up to certain limits for costs associated with general liability, workers' compensation and certain employee health coverage costs, and we purchase insurance for claims that exceed our self-insurance retention or deductible levels. We record self-insurance reserves that include accruals of estimated settlements for known claims ("Case Reserves"), as well as accruals of third-party actuarial estimates for claims incurred but not yet reported ("IBNR"). Case Reserves represent estimated liabilities for unpaid losses, based on a claims administrator's estimates of future payments on individual reported claims, including allocated loss adjustment expense, which generally include claims settlement costs such as legal fees. IBNR includes the provision for unreported claims, changes in case reserves and future payments on reopened claims.

Key variables and assumptions include, but are not limited to, loss development factors and trend factors such as changes in workers' compensation laws, medical care costs and wages. These loss development factors and trend factors are developed using our actual historical losses. It is possible that reasonable alternative selections would produce different reserve estimates.

Advertising and Marketing

We expense the costs of general advertising, marketing and associated promotional expenditures at the time the costs are incurred. We incurred advertising and marketing expense of approximately $90.7 million in 2024, $83.4 million in 2023, and $52.9 million in 2022 in our accompanying Consolidated Statements of Comprehensive Income.

Stock-Based Compensation

All stock-based payments to employees and directors, including grants of performance share units ("PSU"), restricted stock, and restricted stock units are recognized as compensation expense over the service period based on the fair value on the date of grant. For awards that have a graded vesting schedule, we recognize expense on a straight-line basis for each separately vesting portion of the award. We recognize forfeitures of awards as incurred.

The total compensation cost recognized for PSU awards is determined using the Monte Carlo valuation methodology, which factors in the achievement of the market criteria. Compensation cost for PSUs is recognized during the three-year performance and service period based on the probable achievement of the performance criteria. Compensation cost for equity-classified awards is recorded based on the grant date fair value of the award over the vesting period. Compensation cost for liability-classified awards is determined on a quarterly basis. Changes in market value of the liability-classified awards are recorded as adjustments to stock-based compensation expense over the vesting period.

Computation of Net Income per Common Share

Net income per common share is presented for both basic earnings per common share ("Basic EPS") and diluted earnings per common share ("Diluted EPS"). Basic EPS is based upon the weighted average number of common shares outstanding, excluding unvested stock awards, during the period plus vested common stock equivalents that have not yet been converted to common shares. Diluted EPS is based upon the weighted average number of shares used to calculate Basic EPS and potentially dilutive common shares outstanding during the period. Potentially dilutive common shares result from applying the treasury stock method to unvested stock awards.

Common Stock Share Repurchases

From time-to-time, we repurchase shares of our common stock under share repurchase programs and privately negotiated transactions authorized by our Board of Directors. Share repurchases constitute authorized but unissued shares under the Kentucky laws under which we are incorporated. Our common stock has no par or stated value. We record the full value of share repurchases, upon the trade date, against common stock on our Consolidated Balance Sheets except when to do so would result in a negative balance in such common stock account. In such instances, we record the cost of any further share repurchases as a reduction to retained earnings. Due to the large number of shares of our common stock repurchased over the

past several years, our common stock balance will frequently be zero at the end of any given reporting period. Refer to Note 9, Shareholders' Equity, for additional information on our share repurchases.

Insurance Recoveries

The Company maintains insurance policies that provide coverage for property damages and business interruption. Losses due to physical damages are recognized during the accounting period in which the loss occurs, while the amount of monetary assets to be received from the insurance policy is recognized when receipt of insurance recoveries is probable. Losses, which are reduced by the related probable insurance recoveries, are recorded as operating expenses on the accompanying Consolidated Statements of Comprehensive Income. Anticipated proceeds in excess of recognized losses would be considered a gain contingency and recognized when the contingency related to the insurance claim has been resolved.

Recent Accounting Pronouncements - Adopted in 2024

In November 2023, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, which enhances the disclosures required for operating segments in the Company's annual and interim consolidated financial statements. The amendments were effective for the Company in fiscal years beginning after December 15, 2023, and will be effective for the interim periods within fiscal years beginning after December 15, 2024. The adoption of this ASU did not have a material impact on our business. Refer to Note 21, Segment Information for applicable reportable segment disclosures required by this guidance.

Recent Accounting Pronouncements - Effective in 2025 or thereafter

In October 2023, the FASB issued ASU 2023-06, Disclosure Improvements: Codification Amendments in Response to the Securities and Exchange Commission's ("SEC") Disclosure Update and Simplification Initiative, to amend certain disclosure and presentation requirements for a variety of topics within FASB's Accounting Standards Codification ("ASC"). These amendments align the requirements in the ASC regarding the removal of certain disclosure requirements set out in Regulation S-X and Regulation S-K, announced by the SEC. The effective date for each amended topic in the ASC is either the date on which the SEC's removal of the related disclosure requirement from Regulation S-X or Regulation S-K becomes effective, or on June 30, 2027, if the SEC has not removed the requirements by that date. Early adoption is prohibited. The Company is currently evaluating the impact of this standard on the consolidated financial statements and related disclosures.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. ASU 2023-09 is intended to enhance the transparency and decision usefulness of income tax disclosures. The amendments address investor requests for enhanced income tax information primarily through changes to the rate reconciliation and income taxes paid information. Early adoption is permitted. The amendments are expected to be applied prospectively to all annual periods beginning after December 15, 2024. The Company is currently evaluating the impact of this standard on the consolidated financial statements and related disclosures.

In November 2024, FASB issued ASU 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses. Under ASU 2024-03, a public entity would be required to disclose information about purchases of inventory, employee compensation, depreciation, intangible asset amortization, and depletion for each income statement line item that contains those expenses. This standard is effective for annual reporting periods beginning after December 15, 2026 and interim reporting periods beginning after December 15, 2027. Early adoption is permitted. The Company is currently assessing the impact of this standard on the consolidated financial statements and related disclosures.

3. ACQUISITIONS & DISPOSITIONS

Exacta Systems

On August 22, 2023, the Company completed its acquisition of Exacta for purchase consideration of $248.2 million, net of cash acquired, consisting of a $241.3 million cash payment and $6.9 million of deferred payments, which is payable over two years (the "Exacta Transaction"). As of December 31, 2024, there were $1.2 million deferred payments remaining. Exacta is a leading provider of central determinant system technology in HRMs across the country. The Exacta Transaction enables the Company to realize significant synergies related to the Company's HRM operations. Exacta operates within the Company's Wagering Services and Solutions segment and will continue to service its growing portfolio of third-party HRM operators in several states and is expanding its international presence.

The following table summarizes the fair value of the assets acquired and liabilities assumed, net of cash acquired of $1.8 million, as of August 22, 2023:

(in millions)		Total
Accounts receivable	$	9.0
Other current assets		3.0
Property and equipment		9.0
Goodwill		177.4
Other intangible assets		54.3
Other assets		0.9
Total assets acquired	$	253.6
Accounts payable		2.7
Accrued expenses and other current liabilities		2.1
Other liabilities assumed		0.6
Total liabilities assumed	$	5.4
Net assets acquired (net of cash)	$	248.2

The fair value of the intangible assets consists of the following:

(in millions)		Fair Value Recognized	Estimated Useful Life
Technology asset	$	23.9	7.0 years
Customer relationships		21.3	15.0 years
Trademark		8.7	10.0 years
Other		0.4	5.0 years
Total intangible assets	$	54.3	

Goodwill of $177.4 million related to the Exacta Transaction was recognized, of which $96.0 million was allocated to the Live and Historical Racing segment and $81.4 million was allocated to the Wagering Services and Solutions segment. The goodwill related to the Exacta Transaction is deductible for tax purposes.

P2E Transaction

On November 1, 2022, the Company completed the acquisition of substantially all the assets of Peninsula Pacific Entertainment LLC (the "P2E Transaction") for a purchase consideration of $2,835.9 million, net of cash acquired. The Peninsula Pacific Entertainment LLC ("P2E") assets acquired included Colonial Downs and six HRM entertainment venues in Virginia, del Lago in New York, and Hard Rock Sioux City in Iowa, as well as the development rights for Dumfries and Emporia HRM facilities in Virginia, and up to five additional HRM entertainment venues in Virginia.

The following table summarizes the fair value of the assets acquired and liabilities assumed, net of cash acquired of $126.4 million, as of November 1, 2022:

(in millions)	Total
Accounts receivable	$ 9.8
Other current assets	7.2
Property and equipment	611.2
Goodwill	347.8
Other intangible assets	1,941.5
Deferred taxes	20.8
Other assets	16.0
Total assets acquired	$ 2,954.3
Accounts payable	4.0
Accrued expenses and other current liabilities	96.9
Other liabilities assumed	17.5
Total liabilities assumed	$ 118.4
Net assets acquired (net of cash)	$ 2,835.9

The fair value of the intangible assets consists of the following:

(in millions)	Fair Value Recognized
Gaming rights	$ 1,865.6
Trademark	75.9
Total intangible assets	$ 1,941.5

The gaming rights intangible assets were assigned an indefinite useful life based on the Company's expected use of the assets and determination that no legal, regulatory, contractual, competitive, economic, or other factors limit the useful life of the gaming rights. The trademarks were assigned an indefinite useful life based on the Company's intention to keep the trademarks for an indefinite period of time.

Goodwill of $347.8 million was recognized due to the expected contribution of P2E to the Company's overall business strategy. The goodwill was assigned to the Gaming segment in the amount of $129.1 million and to the Live and Historical Racing segment in the amount of $218.7 million and is mostly deductible for tax purposes.

For the period November 1, 2022 through December 31, 2022, the operations of the properties acquired as part of the P2E Transaction, including the associated retail sportsbooks, generated net revenue of $109.7 million and net income of $42.9 million.

The following unaudited pro forma consolidated financial information for the Company has been prepared assuming the P2E Transaction had occurred as of January 1, 2021. The unaudited pro forma financial information is not necessarily indicative of either future results of operations or results of operations that might have been achieved had the acquisition been consummated as of January 1, 2021.

(in millions)	Year Ended December 31, 2022
Net revenue	$ 2,348.7
Net income	$ 535.4

Ellis Park

On September 26, 2022, the Company completed the Ellis Park Transaction for total consideration of $79.0 million in cash, plus $3.5 million in working capital and other purchase price adjustments. The fair values of the assets acquired and liabilities assumed, net of cash acquired of $1.4 million, are as follows: property and equipment of $19.3 million, indefinite-lived gaming rights of $47.4 million, indefinite-lived trademark of $3.6 million, goodwill of $9.2 million, and net working capital of $1.6 million.

Chasers Poker Room

On September 2, 2022, the Company completed the Chasers Transaction which was treated as an asset acquisition because substantially all the value of the gross assets acquired was concentrated in the gaming rights. The Company made an initial payment at closing and recorded a liability for the remaining payments due on a future date. In conjunction with the acquisition, the Company recorded an $82.2 million gaming rights intangible asset which represented its fair value at the date of acquisition.

Valuation Techniques

For these transactions any current assets and current liabilities were valued at the existing carrying values, as these items are short term in nature and represent management's estimated fair value of the respective items.

Property and equipment acquired primarily relates to land, buildings, equipment, and furniture and fixtures. The fair value of the land was determined using the market approach and the fair values of the remaining property and equipment were primarily determined using the cost replacement method which is based on replacement or reproduction costs of the assets.

The fair value of gaming rights was determined using the Greenfield Method, which is an income approach methodology that calculates the present value of the overall business enterprise based on a projected cash flow stream. This method assumes that the gaming rights intangible assets provide the opportunity to develop a casino or historical racing facility in a specified region, and that the present value of the projected cash flows are a result of the realization of advantages contained in these rights. Under this methodology, the acquirer is expected to absorb all start-up costs, as well as incur all expenses pertaining to the acquisition and/or the creation of all tangible and intangible assets. The estimated future revenue and operating expenses, start-up costs, and discount rates were the primary assumptions and estimates in the valuation of the gaming rights. The gaming rights intangible assets were assigned an indefinite useful life based on the Company's expected use of the assets and determination that no legal, regulatory, contractual, competitive, economic, or other factors limit the useful life of the gaming rights.

Trademark intangible assets were valued using the relief-from-royalty method of the income approach, which estimates the fair value of the intangible assets by discounting the fair value of the hypothetical royalty payments a market participant would be willing to pay to enjoy the benefits of the assets. The estimated future revenue, royalty rates, and discount rates were the primary assumptions and estimates in the valuation of the trademarks.

The Company has not included other disclosures regarding the Exacta, Chasers, or Ellis Park Transactions as these transactions are immaterial to our business.

Lady Luck Casino Nemacolin

On June 26, 2023, the Company's management agreement for Lady Luck Casino Nemacolin ("Lady Luck") in Farmington, Pennsylvania expired and was not renewed. The Company completed the sale of substantially all its assets at Lady Luck for an immaterial amount.

Arlington

On February 15, 2023, we closed on the sale of the Arlington property in Arlington Heights, Illinois, to the Chicago Bears for $197.2 million. We received net proceeds of $195.7 million for the 326-acres and recognized a gain of $114.0 million on the sale, which is included in other (expense) income in the accompanying Consolidated Statements of Comprehensive Income.

The Company executed a forward like-kind exchange transaction by purchasing certain property as part of the P2E Transaction for $197.2 million, which qualified as an Internal Revenue Code §1031 transaction. An exchange accommodation titleholder ("EAT"), a type of variable interest entity, was used to facilitate this reverse like-kind exchange. The Company determined that it is the primary beneficiary of the EAT, thus the property held by the EAT has been consolidated and recorded in property and equipment, net on the Consolidated Balance Sheets.

Calder Land Sale

On June 17, 2022, the Company closed on the sale of 115.7 acres of land near Calder Casino ("Calder") for $291.0 million or approximately $2.5 million per acre to Link Logistics Real Estate, a Blackstone portfolio company. The Company received cash proceeds of $279.0 million which was net of $12.0 million of transaction costs. We recognized a gain of $274.6 million on the sale of the land, which is included in other (expense) income in the accompanying Consolidated Statements of Comprehensive Income. The gain consisted of cash proceeds of $279.0 million offset by the carrying value of the assets sold of $4.4 million.

The proceeds were held by a qualifying intermediary in an interest-bearing account until they were utilized to purchase property as part of the P2E Transaction and to invest in other replacement properties that qualify as Internal Revenue Code §1031 transactions to defer the federal income tax on the gain on the Calder land sale. The Company completed one reverse like-kind exchange in June 2022 involving our $9.9 million investment in real property for the Derby City Gaming Downtown facility in Louisville, Kentucky, and one reverse like-kind exchange in December 2022 involving our $24.9 million investment in real property for the Terre Haute Casino Resort in Vigo County, Indiana. The remaining proceeds were used to execute a forward like-kind exchange with the P2E Transaction to purchase real property associated with del Lago in November 2022.

4. PROPERTY AND EQUIPMENT

Property and equipment, net is comprised of the following:

(in millions)	December 31,	
	2024	**2023**
Grandstands and buildings	$ 2,258.0	$ 1,460.6
Equipment	847.5	685.2
Tracks and other improvements	411.1	369.2
Land	164.3	162.9
Furniture and fixtures	199.3	180.4
Construction in progress	140.3	668.5
	4,020.5	3,526.8
Accumulated depreciation	(1,168.6)	(988.4)
Subtotal	2,851.9	2,538.4
Operating lease right-of-use assets	23.0	22.8
Total	$ 2,874.9	$ 2,561.2

Depreciation expense was $188.0 million in 2024, $161.8 million in 2023 and $109.0 million in 2022 and is classified in operating expense in the accompanying Consolidated Statements of Comprehensive Income.

5. GOODWILL

Goodwill, by segment, is comprised of the following:

(in millions)	Live and Historical	Wagering Services and Solutions	Gaming	All Other	Total
Balance, December 31, 2022	$ 280.3	$ 152.2	$ 290.3	$ 1.0	$ 723.8
Additions	95.9	81.2	—	—	177.1
Adjustments	—	—	—	(1.0)	(1.0)
Balance, December 31, 2023	376.2	233.4	290.3	—	899.9
Adjustments	0.1	0.2	—	—	0.3
Balance, December 31, 2024	$ 376.3	$ 233.6	$ 290.3	$ —	$ 900.2

In 2023, we established goodwill related to the Exacta Transaction. The final amount of goodwill was $177.4 million. The goodwill was assigned to the Live and Historical Racing segment in the amount of $96.0 million and to the Wagering Services and Solutions segment in the amount of $81.4 million.

We performed our annual goodwill impairment analysis as of April 1, 2024. We assessed goodwill for impairment by performing qualitative or quantitative analyses for each reporting unit. Based on the results of these analyses, no goodwill impairments were identified in connection with our annual impairment testing.

Form 10-K

6. OTHER INTANGIBLE ASSETS

Other intangible assets, net is comprised of the following:

	December 31, 2024			December 31, 2023		
(in millions)	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Definite-lived intangible assets:						
Customer relationships	$ 25.9	$ (6.4)	$ 19.5	$ 26.0	$ (3.9)	$ 22.1
Technology asset	23.9	(4.6)	19.3	23.9	(2.0)	21.9
Gaming licenses	6.4	(4.7)	1.7	6.9	(3.2)	3.7
Other	39.7	(18.5)	21.2	40.7	(17.3)	23.4
	$ 95.9	$ (34.2)	$ 61.7	$ 97.5	$ (26.4)	$ 71.1
Indefinite-lived intangible assets:						
Trademarks			121.5			121.5
Gaming rights			2,225.8			2,225.8
Total			$ 2,409.0			$ 2,418.4

Indefinite-lived intangible assets consist primarily of trademarks and state gaming rights in Indiana, Iowa, Kentucky, Louisiana, Maine, Maryland, Mississippi, New Hampshire, New York, and Virginia.

Amortization expense for definite-lived intangible assets was $11.1 million in 2024, $7.2 million in 2023, and $4.7 million in 2022, and is classified in operating expense in the accompanying Consolidated Statements of Comprehensive Income.

Refer to Note 7, Asset Impairments, for information regarding intangible asset impairments recognized during 2023.

We performed our annual indefinite-lived intangible assets impairment analysis as of April 1, 2024, which included an assessment of qualitative and quantitative factors to determine whether it is more likely than not that the fair values of the indefinite-lived intangible assets are less than the carrying amount. We concluded that the fair values of our indefinite-lived intangible assets exceeded their carrying value.

Future estimated aggregate amortization expense on existing definite-lived intangible assets for each of the next five fiscal years is as follows (in millions):

Years Ended December 31,	Estimated Amortization Expense
2025	$ 8.1
2026	7.7
2027	7.4
2028	7.3
2029	7.2

7. ASSET IMPAIRMENTS

Presque Isle Impairments

During the quarter ended December 31, 2022, the Company concluded that a trigger event for impairment testing occurred related to the Presque Isle Downs and Casino ("Presque Isle") gaming rights, trademark, and the reporting unit's goodwill due to the impact and uncertainty of negative economic trends ("2022 Trigger Event"). Factors considered in this evaluation included, among other things, the amount of the fair value over carrying value from the annual impairment testing performed as of April 1, 2022, changes in carrying values, changes in discount rates, and the impact of negative economic trends on cash flows.

Based on the 2022 Trigger Event, the Company updated the discount rate to reflect the increased uncertainty of the cash flows and updated the projected cash flow stream. As a result, the Company recognized a $33.4 million non-cash impairment charge in the fourth quarter of 2022 for the Presque Isle gaming rights and trademark, which are included in the Gaming segment.

We performed our annual goodwill and indefinite-lived intangible assets impairment analysis for Presque Isle as of April 1, 2023. Based on the results of this analysis, no impairments for Presque Isle were identified. Subsequent to the annual test, we continued to evaluate economic conditions, including competition in the market and inflationary pressures, which increased during the second quarter of 2023, and impacted the performance and outlook of Presque Isle. As a result, the Company concluded that a trigger event for impairment testing occurred related to the Presque Isle gaming rights, trademark, and the reporting unit's goodwill at the end of the second quarter ("2023 Trigger Event").

Based on the 2023 Trigger Event, the Company evaluated and subsequently updated the projected cash flows and discount rate to reflect the economic environment at that time. As a result, the Company recognized a $24.5 million non-cash impairment charge in the second quarter of 2023 for the Presque Isle gaming rights and trademark.

The fair value of the Presque Isle gaming rights was determined using the Greenfield Method, an income approach methodology that calculates the present value based on a projected cash flow stream. The fair value of the trademark was determined by using the relief-from-royalty method of the income approach.

The fair value of the Presque Isle reporting unit's goodwill was determined under the market and income valuation approaches using inputs primarily related to discounted projected cash flows and price multiples of publicly traded comparable companies.

In accordance with ASC 350, Intangibles - Goodwill and Other, the Company performed the impairment testing of the Presque Isle gaming rights and trademark prior to testing Presque Isle goodwill. Based on the trigger events described above, the Company updated the discount rate to reflect the increased uncertainty of the cash flows and updated the project cash flow stream. As a result, the Company did not recognize any impairment for Presque Isle goodwill because the fair value exceeded the carrying value.

The Company continues to monitor the competitive environment and the impacts on the results of Presque Isle's operations. Future economic conditions and increased competition could have a negative impact on the estimates and assumptions utilized in our asset impairment assessments. These potential impacts could increase the risk of a future impairment of assets at Presque Isle.

Other Impairments

On February 24, 2022, the Company announced plans to exit the direct online Sports and Casino business. During the quarter ended March 31, 2022, the Company evaluated whether this planned exit would indicate it is more likely than not that any of the Company's intangible assets, long-lived assets, current assets, or property and equipment were impaired. Based on the evaluation, the Company concluded that a trigger event for impairment testing occurred related to certain Wagering Services and Solutions assets. As a result, the Company recorded a $4.9 million non-cash impairment charge related to certain assets in the Wagering Services and Solutions segment.

In the third quarter of 2024, we recorded a $3.9 million write-off of HRMs in Virginia that are no longer in use.

8. INCOME TAXES

Components of the provision for income taxes are as follows:

			Years Ended December 31,			
(in millions)		2024		2023		2022
Current provision:						
Federal	$	75.2	$	74.4	$	41.0
State and local		24.4		22.8		19.7
Foreign		—		(0.1)		—
		99.6		97.1		60.7
Deferred provision:						
Federal		44.2		42.5		79.9
State and local		0.3		4.9		28.8
		44.5		47.4		108.7
Income tax provision	$	144.1	$	144.5	$	169.4

Income from operations before provision for income taxes were as follows:

			Years Ended December 31,			
(in millions)		2024		2023		2022
Domestic	$	573.2	$	561.8	$	608.9
Foreign		—		—		(0.1)
Income from operations before provision for income taxes	$	573.2	$	561.8	$	608.8

Our income tax provision is different from the amount computed by applying the federal statutory income tax rate to income from operations before taxes as follows:

			Years Ended December 31,			
(in millions)		2024		2023		2022
Federal statutory tax on earnings before income taxes	$	120.3	$	117.9	$	127.9
State income taxes, net of federal income tax benefit		20.3		21.6		32.6
Non-deductible officer's compensation		7.5		6.1		7.6
Other		(4.0)		(1.1)		1.3
Income tax provision	$	144.1	$	144.5	$	169.4

Components of our deferred tax assets and liabilities were as follows:

	December 31,	
(in millions)	**2024**	**2023**
Deferred tax assets:		
§ 163(j) interest expense limitation carryforward	$ 91.2	$ 55.0
Lease liabilities	17.2	16.5
Net operating losses and credits carryforward	8.6	6.5
Deferred liabilities	10.1	8.1
Deferred compensation plans	9.3	7.9
Deferred income	3.5	3.3
Deferred tax assets	139.9	97.3
Valuation allowance	(4.6)	(4.6)
Net deferred tax asset	135.3	92.7
Deferred tax liabilities:		
Property and equipment in excess of tax basis	220.8	195.1
Equity investments in excess of tax basis	157.3	148.0
Intangible assets in excess of tax basis	169.0	116.9
Right-of-use assets	16.1	15.9
Other	4.8	5.0
Deferred tax liabilities	568.0	480.9
Net deferred tax liability	$ (432.7)	$ (388.2)

As of December 31, 2024, we had U.S. state and foreign net operating losses with tax values of $8.0 million and $0.5 million, respectively. We have recorded a valuation allowance of $4.6 million due to the fact that it is unlikely that we will generate income in certain state and foreign jurisdictions which is necessary to utilize the deferred tax assets. We also had U.S. state tax credits with a tax value of $2.2 million that do not expire which we expect to fully utilize.

The Internal Revenue Service's most recent audit was completed for tax year 2012. Tax years 2021 and after are open to examination. As of December 31, 2024, we had approximately $3.2 million of total gross unrecognized tax benefits, excluding interest of $0.4 million. If the total gross unrecognized tax benefits were recognized, there would be a $3.0 million effect to the annual effective tax rate. We anticipate a decrease in our unrecognized tax positions of approximately $0.2 million during the next twelve months primarily due to expected settlements with tax authorities and the expiration of statutes of limitation.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

(in millions)	**2024**	**2023**	**2022**
Balance as of January 1	$ 4.8	$ 6.4	$ 3.9
Additions for tax positions related to the current year	0.3	0.2	0.1
Additions for tax positions of prior years	—	0.3	2.9
Reductions for tax positions of prior years	(1.9)	(2.1)	(0.5)
Balance as of December 31	$ 3.2	$ 4.8	$ 6.4

9. SHAREHOLDERS' EQUITY

Stock Repurchase Programs

On September 29, 2021, the Board of Directors of the Company approved a common stock repurchase program of up to $500.0 million ("2021 Stock Repurchase Program"). Repurchases may be made at management's discretion from time to time on the open market (either with or without a 10b5-1 plan) or through privately negotiated transactions. The repurchase program has no time limit and may be suspended or discontinued at any time. We had $149.6 million of repurchase authority remaining under this program on December 31, 2024.

We repurchased the following shares under the 2021 Stock Repurchase Programs:

	For the year ending December 31,					
(in millions, except share data)	**2024**		**2023**		**2022**	
Repurchase Program	**Shares**	**Aggregate Purchase Price**	**Shares**	**Aggregate Purchase Price**	**Shares**	**Aggregate Purchase Price**
2021 Stock Repurchase Program	506,300 $	65.3	461,761 $	55.3	1,747,844 $	175.5
Total	506,300 $	65.3	461,761 $	55.3	1,747,844 $	175.5

Stock Split

On April 25, 2023, the Company's Board of Directors approved a two-for-one Stock Split and an amendment to the Company's Articles of Incorporation to increase the number of shares of common stock the Company is authorized to issue from 150,000,000 shares, no par value, to 300,000,000 shares, no par value. This amendment to the Company's Articles of Incorporation became effective on May 19, 2023 and our common stock began trading at the split-adjusted price on May 22, 2023. All share and per-share amounts in the Company's consolidated financial statements and related notes have been retroactively adjusted to reflect the effects of the Stock Split.

The Duchossois Group ("TDG") Share Repurchase

On December 18, 2023, the Company entered into an agreement (the "2023 Stock Repurchase Agreement") with an affiliate of TDG to repurchase 1,000,000 shares of the Company's common stock, for $123.75 per share in a privately negotiated transaction, for an aggregate purchase price of $123.8 million. The repurchase of the shares of Company's common stock pursuant to the 2023 Stock Repurchase Agreement closed on January 2, 2024, and contained customary representations, warranties, and covenants of the parties. The repurchase of shares of common stock from TDG pursuant to the 2023 Stock Repurchase Agreement was approved by the Company's Board of Directors separately from, and did not reduce the authorized amount remaining under, the existing common stock repurchase program. The repurchase of the shares was funded using available cash and borrowings under the Company's senior secured credit facility.

10. STOCK-BASED COMPENSATION PLANS

Our total stock based compensation expense, which includes expense related to restricted stock awards, restricted stock unit awards, performance share unit awards, and stock options associated with our employee stock purchase plan, was $36.1 million in 2024, $32.9 million in 2023, and $31.8 million in 2022. We recorded a tax benefit related to stock-based compensation expense of $2.8 million in 2024, $2.3 million in 2023, and $1.6 million in 2022. Our stock-based employee compensation plans are described below.

2016 Omnibus Stock Incentive Plan

We have a stock-based employee compensation plan with awards outstanding under the Churchill Downs Incorporated 2016 Omnibus Stock Incentive Plan (the "2016 Plan") and Executive Long-Term Incentive Compensation Plan, which was adopted pursuant to the 2016 Plan. The 2016 Plan is intended to advance our long-term success by encouraging stock ownership among key employees and the Board of Directors. Awards may be in the form of stock options, stock appreciation rights, restricted stock awards ("RSA"), restricted stock units ("RSU"), performance share units ("PSU"), performance units, or performance cash. The 2016 Plan has a minimum vesting period of one year for awards granted.

Restricted Stock, Restricted Stock Units, and Performance Share Units

The 2016 Plan permits the award of RSAs, RSUs, or PSUs to directors and key employees responsible for the management, growth and protection of our business.

RSUs granted to employees under the 2016 Plan generally vest either in full upon three years from the date of grant or on a pro rata basis over a three-year term. RSUs granted to employees are converted into shares of our common stock at vesting. The RSAs and RSUs granted to directors under the 2016 Plan generally vest in full upon one year from the date of grant. RSAs are legally issued common stock at the time of grant, with certain restrictions placed on them. RSUs granted to directors are converted into shares of our common stock at the time of the director's retirement. The fair value of RSAs and RSUs that vest solely based on continued service under the Plan is determined by the product of the number of shares granted and the grant date market price of our common stock.

PSUs granted to key executives have performance periods ranging from two to three years and vest depending on the Company's achievement of predetermined targets related to both performance and market criteria. All PSUs awards are converted into shares of our common stock or settled in cash at the time the award value is finalized.

During the year ended December 31, 2024, the Company modified certain PSU awards to allow for settlement in the form of either cash or stock. The modification required the awards to be recorded as liability-classified awards. Compensation expense related to modified stock-based awards is based on the fair value for those awards as of the modification date with any remaining incremental stock-based compensation expense recognized ratably over the remaining requisite service period. As a result of the modification, the Company recorded stock-based compensation expense of $4.1 million during the year ended December 31, 2024. At December 31, 2024, the Company had $25.0 million recorded as liability-classified awards, which is included in accrued expense and other liabilities in the accompanying Consolidated Balance Sheets.

A summary of the 2024 RSA's, RSU's, and PSUs granted to certain executives, employees, and the Board of Directors is presented below (shares/units in thousands):

Grant Year	Award Type	Number of Units Awarded[1]	Vesting Terms
2024	PSU	63	Three-year performance and service period ending in 2026
2024	RSU	138	Vest equally over three service periods ending in 2026
2024	RSU	6	One year service period ending in 2025
2024	RSA	4	One year service period ending in 2025

[1] PSUs presented are based on the target number of units for the original PSU grant.

Activity for our RSAs, RSUs, and PSUs is presented below (shares/units in thousands):

	PSUs		RSAs and RSUs		Total	
(in thousands, except grant date values)	Number of Shares / Units	Weighted Average Grant Date Fair Value	Number of Shares / Units	Weighted Average Grant Date Fair Value	Number of Shares / Units	Weighted Average Grant Date Fair Value
Balance, December 31, 2021	958	$ 41.50	358	$ 67.51	1,316	$ 45.14
Granted	68	$ 110.13	134	$ 111.08	202	$ 110.76
Performance adjustment[1]	94	$ 91.23	—	$ —	94	$ 91.23
Vested	(368)	$ 57.66	(183)	$ 79.45	(551)	$ 64.83
Forfeited	(11)	$ 106.90	(12)	$ 102.36	(23)	$ 104.41
Balance, December 31, 2022	741	$ 45.04	297	$ 80.09	1,038	$ 55.07
Granted	62	$ 134.12	142	$ 124.89	204	$ 127.69
Performance adjustment[1]	49	$ 127.15	—	$ —	49	$ 127.15
Vested	(305)	$ 62.10	(164)	$ 90.10	(469)	$ 71.91
Forfeited	—	$ —	(7)	$ 99.74	(7)	$ 99.74
Balance, December 31, 2023	547	$ 99.64	268	$ 69.60	815	$ 139.72
Granted	63	$ 115.22	148	$ 123.37	211	$ 120.93
Performance adjustment[1]	68	$ 110.12	—	$ —	68	$ 110.13
Vested	(343)	$ 68.11	(163)	$ 99.51	(506)	$ 78.25
Forfeited	—	$ —	(12)	$ 122.46	(12)	$ 122.46
Balance, December 31, 2024	335	$ 60.83	241	$ 110.48	576	$ 81.58

[1] Adjustment to number of target units awarded for PSUs based on achievement of underlying performance goals.

Form 10-K

The fair value of shares and units vested was $69.7 million in 2024, $55.0 million in 2023, and $56.9 million in 2022.

A summary of total unrecognized stock-based compensation expense related to RSAs, RSUs, and PSUs (based on current performance estimates), on December 31, 2024, is presented below:

(in millions, except years)	December 31, 2024	Weighted Average Remaining Vesting Period (Years)
Unrecognized expense:		
RSU & RSA	$ 9.6	1.84
PSU	1.1	1.35
Total	$ 10.7	1.79

Employee Stock Purchase Plan

Under the Employee Stock Purchase Plan (the "ESP Plan"), we are authorized to sell, pursuant to short-term stock options, shares of our common stock to our full-time and qualifying part-time employees at a discount from our common stock's fair market value. The ESP Plan operates on the basis of recurring, consecutive one-year periods. Each period commences on August 1 and ends on the following July 31. Compensation expense related to the ESP Plan was not material for any year included in our accompanying Consolidated Statements of Comprehensive Income.

11. DEBT

The following table presents our total debt outstanding:

(in millions)	December 31, 2024	December 31, 2023
Term Loan B-1 due 2028	$ 288.8	$ 291.8
Term Loan A due 2029	1,172.4	1,235.0
Revolver	377.5	247.2
2027 Senior Notes	600.0	600.0
2028 Senior Notes	700.0	700.0
2030 Senior Notes	1,200.0	1,200.0
2031 Senior Notes	600.0	600.0
Total debt	4,938.7	4,874.0
Current maturities of long-term debt	(63.1)	(68.0)
Unamortized premium and deferred finance charges	(31.5)	(37.7)
Total debt, net of current maturities and costs	$ 4,844.1	$ 4,768.3

Credit Agreement

At December 31, 2024, the Company's senior secured credit facility (as amended from time to time, the "Credit Agreement") consisted of a $1.2 billion revolving credit facility (the "Revolver"), $288.8 million senior secured term loan B-1 due 2028 (the "Term Loan B-1"), $1.2 billion senior secured term loan A due 2029 (the "Term Loan A"), and $100.0 million swing line commitment. Certain amendments to the Credit Agreement entered into during 2023, 2024, and 2025 are described below.

On February 24, 2023, the Company closed an amendment of the Credit Agreement to increase the loans under the Term Loan A from $800.0 million to $1.3 billion and made certain other changes to the existing credit agreement. The Company used the net proceeds from the borrowings under the increased Term Loan A to repay outstanding loans under its Revolver, pay related transaction fees and expenses, and for general corporate purposes.

On July 3, 2024, the Company closed an amendment of the Credit Agreement to (i) extend the maturity date of the Revolver and Term Loan A from 2027 to 2029 subject to an earlier "springing maturity" if certain indebtedness in respect of outstanding notes or other material indebtedness having a maturity date prior to July 3, 2029, is not refinanced or extended to a date after July 3, 2029, at least 91 days prior to such other debt's stated maturity date, and (ii) amend certain other provisions of the Credit Agreement. The Company has $5.7 million of capitalized unamortized debt issuance costs associated with the Term Loan A which are being amortized as interest expense over the remainder of the term.

On February 14, 2025, the Company announced that it closed the seventh amendment of the Credit Agreement. The seventh amendment to the Credit Agreement (i) reduced the interest rate for the Term Loan B-1 from Secured Overnight Financing Rate ("SOFR") plus 200 basis points to SOFR plus 175 basis points, (ii) eliminates the 0.10% credit spread adjustment, and (iii) makes certain other amendments to the Credit Agreement.

The Term Loan B-1 requires quarterly payments of 0.25% of the original $300.0 million balance and may be subject to additional mandatory prepayment from excess cash flow on an annual basis per the provisions of the Credit Agreement.

The Revolver and Term Loan A bear interest at SOFR plus 10 basis points, plus a variable applicable margin which is determined by the Company's net leverage ratio. As of December 31, 2024, that applicable margin was 150 basis points which was based on the pricing grid in the Credit Agreement. The Company had $814.9 million available borrowing capacity, after consideration of $7.6 million in outstanding letters of credit, under the Revolver as of December 31, 2024.

The Company is required to pay a commitment fee on the unused portion of the Revolver as determined by a pricing grid based on the consolidated total net secured leverage ratio of the Company. For the period ended December 31, 2024, the Company's commitment fee rate was 0.25%.

The Company completed the transition of its financing from London Interbank Offered Rate to SOFR during the second quarter of 2023. These transition activities did not have a material impact on the Company's financial statements.

The Credit Agreement is collateralized by substantially all the wholly owned assets of the Company. The Credit Agreement contains certain customary affirmative and negative covenants, which include limitations on liens, investments, indebtedness, dispositions, mergers and acquisitions, the making of restricted payments, changes in the nature of business, changes in fiscal year, and transactions with affiliates. The Credit Agreement also contains financial covenants providing for the maintenance of a maximum consolidated secured net leverage ratio and maintenance of a minimum consolidated interest coverage ratio.

	Actual as of December 31, 2024	Requirement
Interest coverage ratio	3.9 to 1.0	> 2.5 to 1.0
Consolidated total secured net leverage ratio	1.3 to 1.0	< 4.0 to 1.0

The Company was compliant with all applicable covenants on December 31, 2024.

2027 Senior Notes

On March 25, 2019, the Company completed an offering of $600.0 million in aggregate principal amount of 5.50% Senior Unsecured Notes that mature on April 1, 2027 (the "2027 Senior Notes") in a private offering to qualified institutional buyers pursuant to Rule 144A that is exempt from registration under the Securities Act of 1933, as amended (the "Securities Act"), and to certain non-U.S. persons in accordance with Regulation S under the Securities Act. The Company used the net proceeds from the offering to repay the then-outstanding balance on the Revolver portion of our Credit Agreement. In connection with the offering, we capitalized $8.9 million of debt issuance costs which are being amortized as interest expense over the term of the 2027 Senior Notes.

The 2027 Senior Notes were issued at par, with interest payable on April 1st and October 1st of each year, commencing on October 1, 2019. The 2027 Senior Notes will vote as one class under the indenture governing the 2027 Senior Notes.

The Company may redeem some or all of the 2027 Senior Notes at redemption prices set forth in the 2027 Indenture.

2028 Senior Notes

On December 27, 2017, the Company completed an offering of $500.0 million in aggregate principal amount of 4.75% Senior Unsecured Notes that mature on January 15, 2028 (the "Existing 2028 Notes") in a private offering to qualified institutional buyers pursuant to Rule 144A that is exempt from registration under the Securities Act, and to certain non-U.S. persons in accordance with Regulation S under the Securities Act. The Existing 2028 Notes were issued at par, with interest payable on January 15th and July 15th of each year, commencing on July 15, 2018. The Company used the net proceeds from the offering to repay a portion of our $600.0 million 5.375% Senior Unsecured Notes due in 2021. In connection with the offering, we capitalized $7.7 million of debt issuance costs which are being amortized as interest expense over the term of the Existing 2028 Notes.

On March 17, 2021, the Company completed an offering of $200.0 million in aggregate principal amount of 4.75% Senior Unsecured Notes that mature on January 15, 2028 (the "Additional 2028 Notes") in a private offering to qualified institutional buyers pursuant to Rule 144A that is exempt from registration under the Securities Act, and to certain non-U.S. persons in accordance with Regulation S under the Securities Act. The Additional 2028 Notes were offered under the indenture dated as of December 27, 2017, governing the $500.0 million aggregate principal amount of 4.75% Senior Unsecured Notes due 2028 and form a part of the same series for purposes of the indenture. In connection with the offering, we capitalized $3.4 million of debt issuance costs which are being amortized as interest expense over the term of the Additional 2028 Notes. Upon completion of this offering, the aggregate principal amount outstanding of the Existing 2028 Notes, together with the Additional 2028 Notes (collectively, the "2028 Senior Notes"), is $700.0 million.

The Additional 2028 Notes were issued at 103.25% of the principal amount, plus interest deemed to have accrued from January 15, 2021, with interest payable on January 15th and July 15th of each year, commencing on July 15, 2021. The 2028 Senior Notes will vote as one class under the indenture governing the 2028 Senior Notes. The 3.25% premium is being amortized through interest expense, net over the term of the Additional 2028 Notes.

The Company may redeem some or all the 2028 Senior Notes at redemption prices set forth in the 2028 Indenture.

2030 Senior Notes

On April 13, 2022, a wholly owned subsidiary of the Company completed an offering of $1.2 billion in aggregate principal amount of 5.75% Senior Unsecured Notes that mature on April 13, 2030 (the "2030 Senior Notes") in a private offering to qualified institutional buyers pursuant to Rule 144A that was exempt from registration under the Securities Act, and to certain non-U.S. persons in accordance with Regulation S under the Securities Act. The offering of the 2030 Senior Notes was part of the financing utilized for the P2E Transaction. In connection with the offering, we capitalized $18.3 million of debt issuance costs which are being amortized as interest expense over the term of the 2030 Senior Notes.

The 2030 Senior Notes were issued at 100% of the principal amount, plus interest deemed to have accrued from April 13, 2022, with interest payable in arrears on April 1st and October 1st of each year, commencing on October 1, 2022. The 2030 Senior Notes will vote as one class under the indenture governing the 2030 Senior Notes.

The Issuer may redeem some of or all the 2030 Senior Notes at any time prior to April 1, 2025, at redemption prices set forth in the 2030 Offering Memorandum.

2031 Senior Notes

On April 25, 2023, the Company completed an offering of $600.0 million in aggregate principal amount of 6.75% senior unsecured notes that mature on April 25, 2031 (the "2031 Senior Notes") in a private offering to qualified institutional buyers pursuant to Rule 144A that is exempt from registration under the Securities Act, and to certain non-U.S. persons in accordance with Regulation S under the Securities Act. The Company used a portion of the net proceeds from the offering to repay indebtedness outstanding under its Term Loan B Facility due 2024 and to fund related transaction fees and expenses, working capital, and other general corporate purposes. The Company recognized a loss on extinguishment on Term Loan B of $1.3 million, which is included in miscellaneous, net in the accompanying Consolidated Statements of Comprehensive Income. The Company capitalized $10.5 million of debt issuance costs associated with the 2031 Senior Notes which are being amortized as interest expense over the remainder of the 8-year term.

The 2031 Senior Notes were issued at 100% of the principal amount, plus interest deemed to have accrued from April 25, 2023, with interest payable in arrears on May 1st and November 1st of each year, commencing on November 1, 2023. The 2031 Senior Notes will vote as one class under the indenture governing the 2031 Senior Notes.

The Company may redeem some or all of the 2031 Senior Notes at any time prior to April 25, 2025, at redemption prices set forth in the 2031 Offering Memorandum.

Future aggregate maturities of total debt are as follows (in millions):

Years Ended December 31,	
2025	$ 63.1
2026	63.1
2027	663.1
2028	1,039.9
2029	1,309.5
Thereafter	1,800.0
Total	$ 4,938.7

12. REVENUE FROM CONTRACTS WITH CUSTOMERS

Performance Obligations

As of December 31, 2024, our Live and Historical Racing segment had remaining performance obligations on contracts with a duration greater than one year relating to television rights, sponsorships, personal seat licenses, and admissions, with an aggregate transaction price of $271.0 million. The revenue we expect to recognize on these remaining performance obligations is $59.7 million in 2025, $58.3 million in 2026, $45.5 million in 2027, and the remainder thereafter.

As of December 31, 2024, our remaining performance obligations on contracts with a duration greater than one year in segments other than Live and Historical Racing were not material.

Contract Assets and Contract Liabilities

Contract assets were not material as of December 31, 2024 and 2023.

Contract liabilities were $81.5 million as of December 31, 2024 and $92.3 million as of December 31, 2023. Contract liabilities are included in current deferred revenue, non-current deferred revenue, and accrued expense and other current liabilities in the accompanying Consolidated Balance Sheets. Contract liabilities primarily relate to our Live and Historical Racing segment. The decrease in contract liabilities from December 31, 2023 to December 31, 2024 was primarily due to decreased advanced ticket sales in the deferred revenue balance at December 31, 2024. We recognized $76.1 million of revenue during the year ended December 31, 2024 that was included in the contract liabilities balance on December 31, 2023. We recognized $39.4 million of revenue during the year ended December 31, 2023 that was included in the contract liabilities balance on December 31, 2022.

Disaggregation of Revenue

The Company has included its disaggregated revenue disclosures as follows:

- For the Live and Historical Racing segment, revenue is disaggregated between Churchill Downs Racetrack and historical racing properties given that our racing facilities revenues primarily revolve around live racing events while

our historical racing properties revenues primarily revolve around historical racing. This segment is also disaggregated by location given the geographic economic factors that affect the revenue of service offerings. Within the Live and Historical racing segment, revenue is further disaggregated between live and simulcast racing, historical racing, racing event-related services, and other services.

- For the Wagering Services and Solutions segment, revenue is disaggregated between live and simulcast racing, gaming, and other services.

- For the Gaming segment, revenue is disaggregated by location given the geographic economic factors that affect the revenue of Gaming service offerings. Within the Gaming segment, revenue is further disaggregated between live and simulcast racing, racing event-related services, gaming, and other services.

We believe that these disclosures depict how the amount, nature, timing, and uncertainty of cash flows are affected by economic factors. The tables below present net revenue from external customers and intercompany revenue from each of our segments:

(in millions)	Years Ended December 31,		
	2024	2023	2022
Net revenue from external customers:			
Live and Historical Racing:			
Churchill Downs Racetrack	$ 259.5	$ 205.8	$ 196.8
Louisville	209.1	189.0	169.9
Northern Kentucky	98.9	85.8	46.1
Southwestern Kentucky	158.3	147.8	131.4
Western Kentucky	28.8	31.8	4.5
Virginia	458.2	375.4	62.4
New Hampshire	12.8	11.7	3.5
Total Live and Historical Racing	$ 1,225.6	$ 1,047.3	$ 614.6
Wagering Services and Solutions:	$ 469.5	$ 444.9	$ 436.4
Gaming:			
Florida	$ 100.2	$ 100.7	$ 106.2
Iowa	93.3	96.0	15.6
Indiana	96.6	—	—
Louisiana	150.2	145.6	140.8
Maine	106.0	114.1	114.4
Maryland	101.8	106.9	105.3
Mississippi	98.7	100.9	101.8
New York	183.0	180.5	30.9
Pennsylvania	109.3	123.9	140.9
Total Gaming	$ 1,039.1	$ 968.6	$ 755.9
All Other	0.1	0.9	2.9
Net revenue from external customers	$ 2,734.3	$ 2,461.7	$ 1,809.8
Intercompany net revenues:			
Live and Historical Racing	$ 41.4	$ 37.3	$ 31.8
Wagering Services and Solutions	31.2	13.5	5.2
Gaming	6.3	6.0	5.9
All Other	6.5	—	0.4
Eliminations	(85.4)	(56.8)	(43.3)
Intercompany net revenue	$ —	$ —	$ —

Year Ended December 31, 2024

(in millions)	Live and Historical Racing		Wagering Services and Solutions		Gaming		Total Segments		All Other		Total	
Net revenue from external customers												
Pari-mutuel:												
Live and simulcast racing	$	91.3	$	352.2	$	26.4	$	469.9	$	—	$	469.9
Historical racing[a]		854.9		—		37.0		891.9		—		891.9
Racing event-related services		188.0		—		6.6		194.6		—		194.6
Gaming[a]		12.6		17.3		856.0		885.9		—		885.9
Other[a]		78.8		100.0		113.1		291.9		0.1		292.0
Total	$	1,225.6	$	469.5	$	1,039.1	$	2,734.2	$	0.1	$	2,734.3

Year Ended December 31, 2023

(in millions)	Live and Historical Racing		Wagering Services and Solutions		Gaming		Total Segments		All Other		Total	
Net revenue from external customers												
Pari-mutuel:												
Live and simulcast racing	$	81.9	$	359.7	$	26.6	$	468.2	$	—	$	468.2
Historical racing[a]		739.1		—		28.6		767.7		—		767.7
Racing event-related services		145.9		—		6.4		152.3		—		152.3
Gaming[a]		11.4		17.3		803.5		832.2		—		832.2
Other[a]		69.0		67.9		103.5		240.4		0.9		241.3
Total	$	1,047.3	$	444.9	$	968.6	$	2,460.8	$	0.9	$	2,461.7

Year Ended December 31, 2022

(in millions)	Live and Historical Racing		Wagering Services and Solutions		Gaming		Total Segments		All Other		Total	
Net revenue from external customers												
Pari-mutuel:												
Live and simulcast racing	$	66.8	$	367.4	$	28.1	$	462.3	$	—	$	462.3
Historical racing[a]		374.1		—		9.8		383.9		—		383.9
Racing event-related services		129.8		—		1.8		131.6		—		131.6
Gaming[a]		3.5		28.2		647.4		679.1		—		679.1
Other[a]		40.4		40.8		68.8		150.0		2.9		152.9
Total	$	614.6	$	436.4	$	755.9	$	1,806.9	$	2.9	$	1,809.8

(a) Food and beverage, hotel, and other services furnished to customers for free as an inducement to wager or through the redemption of our customers' loyalty points are recorded at the estimated standalone selling prices in Other revenue with a corresponding offset recorded as a reduction in historical racing pari-mutuel revenue for HRMs or gaming revenue for our casino properties. These amounts were $56.0 million in 2024, $50.9 million in 2023, and $33.9 million in 2022.

Form 10-K

13. SUPPLEMENTAL BALANCE SHEET INFORMATION

Accounts receivable, net

Accounts receivable is comprised of the following:

| | December 31, | |
(in millions)	2024	2023
Trade receivables	$ 37.3	$ 42.6
Simulcast and online wagering receivables	40.2	44.9
Other receivables	26.1	24.4
	103.6	111.9
Allowance for credit losses	(4.9)	(5.0)
Total	$ 98.7	$ 106.9

We recognized credit loss expense of $2.8 million in 2024, $2.9 million in 2023 and $2.3 million in 2022.

Other current assets

| | December 31, | |
(in millions)	2024	2023
Inventory	$ 11.6	$ 17.2
Prepaid technology costs	6.4	7.7
Prepaid insurance and taxes	7.7	7.4
Other prepaid costs	16.0	18.3
Insurance deposits and other	4.7	8.9
Total	$ 46.4	$ 59.5

Accrued expenses and other current liabilities

Accrued expenses and other current liabilities consisted of the following:

| | December 31, | |
(in millions)	2024	2023
Account wagering deposits liability	$ 63.1	$ 58.7
Accrued salaries and related benefits	57.7	45.1
Purses payable	35.4	35.2
Accrued interest	48.2	49.4
Accrued fixed assets	42.7	88.6
Accrued gaming liabilities	35.3	29.5
Accrued insurance	13.1	12.8
Accrued property taxes	9.7	8.5
Current lease liabilities	8.7	7.8
Other	88.1	91.2
Total	$ 402.0	$ 426.8

14. REDEEMABLE NONCONTROLLING INTEREST

In April 2024, the Company closed on the sale of 49% of United Tote, a wholly owned subsidiary of CDI, to NYRA Content Management Solutions, LLC ("NYRA"), a subsidiary of the New York Racing Association, Inc. NYRA's interest includes certain embedded redemption features, such as a put right, that are not exclusively within the Company's control. NYRA's interest is treated as redeemable noncontrolling interest and is presented outside of permanent equity on the Company's Condensed Consolidated Balance Sheets.

The redeemable noncontrolling interest is initially accounted for at fair value and subsequently adjusted to the greater of the redemption value or the carrying value. Redeemable noncontrolling interest adjustments of carrying value to redemption value are reflected in retained earnings and are also included as an adjustment to income available to the Company's shareholders in the calculation of earnings per share (See Note 20, Net Income Per Common Share Computations). The table below depicts changes in the Company's redeemable noncontrolling interest balance.

(in millions)	
Balance, December 31, 2023	$ —
Redeemable noncontrolling interest initial measurement	14.4
Net income attributable to redeemable noncontrolling interest	2.3
Redemption value adjustment	3.0
Balance, December 31, 2024	$ 19.7

15. INVESTMENTS IN AND ADVANCES TO UNCONSOLIDATED AFFILIATES

Investments in and advances to unconsolidated affiliates as of December 31, 2024 and 2023 primarily consisted of interests in Rivers Casino Des Plaines ("Rivers Des Plaines") and Miami Valley Gaming and Racing ("MVG").

Rivers Des Plaines

The ownership of Rivers Des Plaines is comprised of the following: (1) the Company owns 61.3% interest in Midwest Gaming Holdings, LLC ("Midwest Gaming"), the parent company of Rivers Des Plaines, (2) High Plaines Gaming, LLC ("High Plaines"), an affiliate of Rush Street Gaming, LLC owns of 36.0% of Midwest Gaming, and (3) Casino Investors, LLC own 2.7% of Midwest Gaming. Both the Company and High Plaines have participating rights over Rivers Des Plaines, and both must consent to certain operating, investing, and financing decisions. As a result, we account for Rivers Des Plaines using the equity method.

The Company's investment in Midwest Gaming is presented at our initial cost of investment plus the Company's accumulated proportional share of income or loss, including depreciation/accretion of the difference in the historical basis of the Company's contribution, less any distributions it has received. Following the point at which the Company gained 61.3% interest in Midwest Gaming, the carrying value of the Company's investment was $835.0 million higher than the Company's underlying equity in the net assets of Midwest Gaming. This equity method basis difference was comprised of $853.7 million related to goodwill and indefinite-lived intangible assets, $(13.7) million related to non-depreciable land, $(9.5) million related to buildings that will be accreted into income over a weighted average useful life of 35.3 years, and $4.5 million related to personal property that will be depreciated over a weighted average useful life of 3.7 years. As of December 31, 2024, the net aggregate basis difference between the Company's investment in Midwest Gaming and the amounts of the underlying equity in net assets was $832.9 million.

We also recognized a $103.2 million deferred tax liability and a corresponding increase in our investment in unconsolidated affiliates related to an entity we acquired in conjunction with our acquisition of the Clairvest ownership stake in Midwest Gaming.

Our investment in Rivers Des Plaines was $547.1 million as of December 31, 2024 and $541.2 million as of December 31, 2023. The Company received distributions from Rivers Des Plaines of $92.2 million in 2024, $111.1 million in 2023 and $123.8 million in 2022.

Miami Valley Gaming

The Company owns 50% interest in MVG and Delaware North Companies Gaming & Entertainment Inc. ("DNC") owns the remaining 50% interest. Since both we and DNC have participating rights over MVG, and both must consent to certain operating, investing and financing decisions, we account for MVG using the equity method.

Our investment in MVG was $114.1 million as of December 31, 2024 and $114.6 million as of December 31, 2023. The Company received distributions from MVG of $46.5 million in 2024, $44.0 million in 2023 and $33.0 million in 2022.

Form 10-K

Summarized Financial Results for our Unconsolidated Affiliates

The financial results for our unconsolidated affiliates are summarized below. The summarized income statement information for 2024 and 2023 and summarized balance sheet information as of December 31, 2024 and 2023 includes the following equity investments: MVG and Rivers Des Plaines.

		December 31,		
(in millions)		**2024**		**2023**
Assets				
Current assets	$	100.5	$	104.8
Property and equipment, net		325.6		339.4
Other assets, net		267.5		266.1
Total assets	$	693.6	$	710.3
Liabilities and Members' Deficit				
Current liabilities	$	89.9	$	106.2
Long-term debt		839.8		847.2
Other liabilities		1.7		0.7
Members' deficit		(237.8)		(243.8)
Total liabilities and members' deficit	$	693.6	$	710.3

		Years Ended December 31,				
(in millions)		**2024**		**2023**		**2022**
Net revenue	$	851.5	$	864.8	$	825.5
Operating and SG&A expense		528.5		534.0		509.1
Depreciation and amortization		27.0		23.8		25.8
Operating income		296.0		307.0		290.6
Interest and other expense, net		(44.2)		(43.9)		(24.8)
Net income	$	251.8	$	263.1	$	265.8

16. LEASES

Our operating leases with terms greater than one year are primarily related to buildings and land. Our operating leases with terms less than one year are primarily related to equipment. Most of our building and land leases have terms of 2 to 10 years and include one or more options to renew, with renewal terms that can extend the lease term from 1 to 5 years or more. Certain of our lease agreements include lease payments based on a percentage of net gaming revenue and others include rental payment adjustments periodically for inflation. The estimated discount rate for each of our leases is determined based on adjustments made to our secured debt borrowing rate.

The components of total lease cost were as follows:

		Years Ended December 31,		
(in millions)		**2024**		**2023**
Short-term lease cost [a] [b]	$	21.0	$	16.4
Operating lease cost [b]		9.5		7.4
Finance lease interest expense		2.3		1.6
Finance lease amortization expense [b]		4.2		3.5
Total lease cost	$	37.0	$	28.9

[a] Includes leases with terms of one year or less.

[b] Includes variable lease costs, which were not material.

Supplemental cash flow information related to leases are as follows:

(in millions)	Years Ended December 31,			
	2024		**2023**	
Cash paid for amounts included in the measurement of lease liabilities				
Operating cash flows from operating leases	$	6.5	$	6.3
Operating cash flows from finance leases		2.1		1.4
Financing cash flows from finance leases		2.6		1.7
ROUAs obtained in exchange for lease obligations				
Operating leases	$	6.0	$	1.9
Finance leases		3.6		33.4

Other information related to operating leases was as follows:

	December 31,	
Weighted Average Remaining Lease Term	**2024**	**2023**
Operating leases	5.7 years	5.7 years
Finance leases	10.4 years	11.8 years
Weighted Average Discount Rate		
Operating leases	4.6%	4.3%
Finance leases	4.9%	4.8%

As of December 31, 2024, the future undiscounted cash flows associated with the Company's operating and financing lease liabilities were as follows:

(in millions)				
Years Ended December 31,	**Operating Leases**		**Finance Leases**	
2025	$	6.4	$	4.6
2026		5.7		4.7
2027		4.2		4.8
2028		2.9		4.8
2029		1.9		4.9
Thereafter		6.0		24.2
Total future minimum lease payments		27.1		48.0
Less: Imputed interest		3.6		5.3
Present value of lease liabilities	$	23.5	$	42.7
Reported lease liabilities as of December 31, 2024				
Accrued expense and other current liabilities (current maturities of leases)	$	5.6	$	3.1
Other liabilities (non-current maturities of leases)		17.9		39.6
Present value of lease liabilities	$	23.5	$	42.7

Form 10-K

17. BOARD OF DIRECTOR AND EMPLOYEE BENEFIT PLANS

Board of Directors and Officers Retirement Plan

Under the 2005 Deferred Compensation Plan (the "Deferred Plan"), members of our Board of Directors may elect to invest the deferred director fee compensation into our common stock within the Deferred Plan. Investments in our common stock are credited as hypothetical shares of common stock based on the market price of the stock at the time the compensation was earned. Upon the end of the director's service, common stock shares or the cash value is issued to the director based upon their elections.

Prior to December 13, 2019, we provided eligible executives the opportunity to defer the receipt of base and bonus compensation to a future date and included a Company matching contribution on base compensation with certain limits through the Deferred Plan. On December 13, 2019, the Compensation Committee elected to freeze the Deferred Plan for eligible executives after the 2019 plan year.

On December 13, 2019, the Compensation Committee adopted the Churchill Downs Incorporated Restricted Stock Unit Deferral Plan, effective January 1, 2020 (the "RSU Deferral Plan"). The Compensation Committee adopted an Amended and Restated Churchill Downs Incorporated Equity Award Deferral Plan, effective December 31, 2024 (the "Equity Award Deferral Plan") to amend the RSU Deferral Plan. Under the Equity Award Deferral Plan, certain individual employees who are management or highly compensated employees of the Company may elect to defer settlement of RSUs, PSUs, and other share based awards granted pursuant to the 2016 Plan.

Other Retirement Plans

We have a profit-sharing plan for all employees with three months or more of service who are not otherwise participating in an associated profit-sharing plan. We match contributions made by employees up to 3% of the employee's annual compensation and match at 50% any contributions made by the employee up to an additional 2% of compensation with certain limits. We may also contribute a discretionary amount determined annually by the Board of Directors as well as a year-end discretionary match not to exceed 4% of compensation. Our cash contribution to the plan was $6.5 million in 2024, $5.1 million in 2023, and $4.3 million in 2022.

18. FAIR VALUE OF ASSETS AND LIABILITIES

We endeavor to utilize the best available information in measuring fair value. Financial assets and liabilities are classified based on the lowest level of input that is significant to the fair value measurement.

The following methods and assumptions are used to estimate the fair value of each class of financial instruments for which it is practicable to estimate:

Restricted Cash

Our restricted cash accounts that are held in interest-bearing accounts qualify for Level 1 in the fair value hierarchy, which includes unadjusted quoted market prices in active markets for identical assets.

Debt

The fair value of the Company's 2031 Senior Notes, 2030 Senior Notes, 2028 Senior Notes, and 2027 Senior Notes are estimated based on unadjusted quoted prices for identical or similar liabilities in markets that are not active and as such are Level 2 measurements. The fair values of the Company's Term Loan B-1, Term Loan A, and Revolver under the Credit Agreement approximate the gross carrying value of the variable rate debt and as such are Level 2 measurements.

The carrying amounts and estimated fair values by input level of the Company's financial instruments are as follows:

(in millions)	December 31, 2024				
	Carrying Amount	Fair Value	Level 1	Level 2	Level 3
Financial assets:					
Restricted cash	$ 77.2	$ 77.2	$ 77.2	$ —	$ —
Financial liabilities:					
Term Loan B-1	286.8	288.8	—	288.8	—
Term Loan A	1,166.7	1,172.4	—	1,172.4	—
Revolver	377.5	377.5	—	377.5	—
2027 Senior Notes	597.6	593.2	—	593.2	—
2028 Senior Notes	699.0	675.2	—	675.2	—
2030 Senior Notes	1,187.9	1,172.6	—	1,172.6	—
2031 Senior Notes	591.7	605.2	—	605.2	—

(in millions)	December 31, 2023				
	Carrying Amount	Fair Value	Level 1	Level 2	Level 3
Financial assets:					
Restricted cash	$ 77.3	$ 77.3	$ 77.3	$ —	$ —
Financial liabilities:					
Term Loan B-1	289.2	291.8	—	291.8	—
Term Loan A	1,228.7	1,235.0	—	1,235.0	—
Revolver	247.2	247.2	—	247.2	—
2027 Senior Notes	596.5	591.8	—	591.8	—
2028 Senior Notes	698.7	668.6	—	668.6	—
2030 Senior Notes	1,185.6	1,171.5	—	1,171.5	—
2031 Senior Notes	590.4	611.2	—	611.2	—

19. CONTINGENCIES

We are involved in litigation arising in the ordinary course of conducting business. We carry insurance for workers' compensation claims from our employees and general liability for claims from independent contractors, customers, and guests. We are self-insured up to an aggregate stop loss for our general liability and workers' compensation coverages.

We review all litigation on an ongoing basis when making accrual and disclosure decisions. For certain legal proceedings, we cannot reasonably estimate losses or a range of loss, if any, particularly for proceedings that are in the early stages of development or where the plaintiffs seek indeterminate damages. Various factors, including but not limited to, the outcome of potentially lengthy discovery and the resolution of important factual questions, may need to be determined before probability can be established or before a loss or range of loss can be reasonably estimated. In accordance with current accounting standards for loss contingencies and based upon information currently known to us, we establish reserves for litigation when it is probable that a loss associated with a claim or proceeding has been incurred and the amount of the loss or range of loss can be reasonably estimated. When no amount within the range of loss is a better estimate than any other amount, we accrue the minimum amount of the estimable loss. To the extent that such litigation against us may have an exposure to a loss in excess of the amount we have accrued, we believe that such excess would not be material to our consolidated financial condition, results of operations, or cash flows. Legal fees are expensed as incurred.

If the loss contingency in question is not both probable and reasonably estimable, we do not establish an accrual and the matter will continue to be monitored for any developments that would make the loss contingency both probable and reasonably estimable. In the event that a legal proceeding results in a substantial judgment against, or settlement by us, there can be no assurance that any resulting liability or financial commitment would not have a material adverse impact on our business.

Form 10-K

20. NET INCOME PER COMMON SHARE COMPUTATIONS

The following is a reconciliation of the numerator and denominator of the net income per common share computations:

	Years Ended December 31,		
(in millions, except per share data)	**2024**	**2023**	**2022**
Numerator for basic net income per common share:			
Net income attributable to Churchill Downs Incorporated	$ 426.8	$ 417.3	$ 439.4
Adjustments related to redeemable noncontrolling interest	3.0	—	—
Net income attributable to common shareholders	$ 423.8	$ 417.3	$ 439.4
Denominator for net income per common share:			
Basic	74.0	75.2	75.9
Plus dilutive effect of stock awards	0.6	0.9	1.1
Diluted	74.6	76.1	77.0
Net income per common share data:			
Basic net income	$ 5.73	$ 5.55	$ 5.79
Diluted net income	$ 5.68	$ 5.49	$ 5.71

All share and per-share amounts have been retroactively adjusted to reflect the effects of the Stock Split. Refer to Note 9, Shareholders' Equity for further information on the Stock Split.

21. SEGMENT INFORMATION

We manage our operations through three reportable segments: Live and Historical Racing, Wagering Services and Solutions, and Gaming. Our operating segments reflect the internal management reporting used by our chief operating decision maker, Chief Executive Officer, to evaluate results of operations and to assess performance and allocate resources.

- *Live and Historical Racing*

  The Live and Historical Racing segment includes live and historical pari-mutuel racing related revenue and expenses at Churchill Downs Racetrack and our historical racing properties in Kentucky, Virginia, and New Hampshire.

  Our Live and Historical Racing properties earn commissions primarily from pari-mutuel wagering on live and historical races; simulcast fees earned from other wagering sites, fees from racing event-related services including admissions, personal seat licenses, sponsorships, television rights, and other miscellaneous services, and revenue from food and beverage services.

- *Wagering Services and Solutions*

  The Wagering Services and Solutions segment includes the revenue and expenses for TwinSpires Horse Racing, our sports betting business, United Tote, and Exacta.

  TwinSpires Horse Racing operates the online horse racing wagering business for TwinSpires.com, BetAmerica.com, and other white-label platforms; facilitates high dollar wagering by international customers; and provides the Bloodstock Research Information Services platform for horse racing statistical data.

  Our sports betting business includes the results of our retail sportsbooks at our wholly owned gaming properties, our retail sportsbooks in Kentucky, and our monetized online sports wagering licenses in Pennsylvania and Kentucky. The retail and online sportsbooks, if applicable, related to Rivers Des Plaines and MVG are included in the Gaming segment.

United Tote manufactures and operates pari-mutuel wagering systems for racetracks, OTBs and other pari-mutuel wagering businesses. United Tote provides totalisator services which accumulate wagers, calculate payoffs and displays wagering data to patrons who wager on horse races. United Tote has contracts to provide totalisator services to third-party racetracks, OTBs and other pari-mutuel wagering businesses and also provides these services at our facilities.

Exacta is a leading provider of central determinant system technology in HRMs across the country. Exacta's system architecture supports multiple game vendors and virtually unlimited math modeling capabilities on a single system enabling Exacta to deliver a diverse gaming library to Company owned and third-party HRM entertainment venues in several states.

- ***Gaming***

    The Gaming segment includes revenue and expenses for the wholly owned casino properties and associated racetrack facilities which support the casino license in Florida, Indiana, Iowa, Louisiana, Maine, Maryland, Mississippi, New York, and Pennsylvania. The Gaming segment also includes our share of our equity investments in Illinois and Ohio.

    The Gaming segment generates revenue and expenses from slot machines, table games, VLTs, video poker, HRMs, ancillary food and beverage services, hotel services, commission on pari-mutuel wagering, racing event-related services, and other miscellaneous operations.

    On June 26, 2023, the Company's management agreement for Lady Luck expired and was not renewed. The Company completed the sale of substantially all its assets at Lady Luck for an immaterial amount.

We have aggregated Arlington as well as certain corporate operations, and other immaterial joint ventures in All Other to reconcile to consolidated results.

Eliminations include the elimination of intersegment transactions. We utilize non-GAAP measures, including EBITDA (earnings before interest, taxes, depreciation and amortization) and Adjusted EBITDA. Our chief operating decision maker utilizes Adjusted EBITDA to evaluate segment performance, develop strategy and allocate resources. Adjusted EBITDA includes the following adjustments:

Adjusted EBITDA includes our portion of EBITDA from our equity investments.

Adjusted EBITDA excludes:

- Transaction expense, net which includes:

    – Acquisition, disposition, and property sale related charges;

    – Direct online Sports and Casino business exit costs; and

    – Other transaction expense, including legal, accounting, and other deal-related expense;

- Stock-based compensation expense;

- Rivers Des Plaines' impact on our investments in unconsolidated affiliates from:

    – The impact of changes in fair value of interest rate swaps; and

    – Legal reserves and transaction costs;

- Asset impairments;

- Gain on property sales;

- Legal reserves;

- Pre-opening expense; and

- Other charges, recoveries, and expenses

As of December 31, 2021, Arlington ceased racing and simulcast operations. On February 15, 2023, the Company closed on the sale of the property to the Chicago Bears. Arlington's results and exit costs in 2022 and 2023 are treated as an adjustment.

Form 10-K

The tables below present net revenue from external customers, intercompany revenue from each of our segments, Adjusted EBITDA by segment, and reconciliation of net income to Adjusted EBITDA. Refer to Note 12, Revenue from Contracts with Customers to see intercompany revenues by segment.

Net revenue from external customers by segment is comprised of the following:

(in millions)	Years Ended December 31,		
	2024	2023	2022
Live and Historical Racing	$ 1,225.6	$ 1,047.3	$ 614.6
Wagering Services and Solutions	469.5	444.9	436.4
Gaming	1,039.1	968.6	755.9
All Other	0.1	0.9	2.9
Net Revenue	$ 2,734.3	$ 2,461.7	$ 1,809.8

Adjusted EBITDA by segment is comprised of the following:

(in millions)	Year Ended December 31, 2024		
	Live and Historical Racing	Wagering Services and Solutions	Gaming
Revenue	$ 1,267.0	$ 500.7	$ 1,045.4
Pari-mutuel taxes and purses	(300.0)	(19.7)	(43.5)
Gaming taxes	(5.7)	(2.4)	(291.6)
Marketing and advertising	(42.1)	(8.9)	(35.4)
Salaries and benefits	(127.0)	(32.8)	(164.6)
Content expense	(6.4)	(205.8)	(8.5)
Selling, general and administrative expense	(40.1)	(15.5)	(46.1)
Maintenance, insurance and utilities	(46.5)	(4.2)	(42.1)
Gaming equipment rental and technology costs	(41.6)	(3.5)	(15.4)
Food and beverage costs	(12.9)	—	(16.7)
Other operating expense[1]	(70.6)	(42.6)	(62.9)
Equity in income of unconsolidated affiliates	—	—	186.4
Other income	0.5	0.3	1.9
Adjusted EBITDA	$ 574.6	$ 165.6	$ 506.9

(in millions)	Year Ended December 31, 2023		
	Live and Historical Racing	Wagering Services and Solutions	Gaming
Revenue	$ 1,084.6	$ 458.4	$ 974.6
Pari-mutuel taxes and purses	(262.5)	(19.9)	(39.2)
Gaming taxes	(5.2)	(2.7)	(283.6)
Marketing and advertising	(37.6)	(9.8)	(35.4)
Salaries and benefits	(107.0)	(29.3)	(146.0)
Content expense	(6.5)	(205.1)	(8.8)
Selling, general and administrative expense	(31.9)	(12.4)	(42.7)
Maintenance, insurance and utilities	(43.2)	(3.8)	(40.0)
Gaming equipment rental and technology costs	(48.7)	(3.7)	(15.6)
Food and beverage costs	(11.3)	—	(14.9)
Other operating expense[1]	(56.6)	(40.6)	(53.2)
Equity in income of unconsolidated affiliates	—	—	191.6
Other income	1.3	1.0	1.8
Adjusted EBITDA	$ 475.4	$ 132.1	$ 488.6

Form 10-K

(in millions)	Year Ended December 31, 2022		
	Live and Historical Racing	Wagering Services and Solutions	Gaming
Revenue	$ 646.4	$ 441.6	$ 761.8
Pari-mutuel taxes and purses	(167.1)	(18.7)	(36.4)
Gaming taxes	(1.5)	(8.3)	(241.7)
Marketing and advertising	(19.8)	(13.0)	(18.9)
Salaries and benefits	(63.4)	(26.8)	(102.7)
Content expense	(3.4)	(203.3)	(8.3)
Selling, general and administrative expense	(18.6)	(9.7)	(31.3)
Maintenance, insurance and utilities	(24.3)	(3.0)	(31.1)
Gaming equipment rental and technology costs	(18.6)	(3.4)	(11.8)
Food and beverage costs	(6.0)	—	(10.0)
Other operating expense[1]	(36.6)	(41.4)	(38.6)
Equity in income of unconsolidated affiliates	—	—	184.5
Other income	0.4	0.1	6.4
Adjusted EBITDA	$ 287.5	$ 114.1	$ 421.9

[1] Other operating expense primarily includes supplies, regulatory licenses and fees, property taxes, and third-party service fees and costs.

(in millions)	Years Ended December 31,		
	2024	**2023**	**2022**
Reconciliation of Net Income to Adjusted EBITDA:			
Net income attributable to Churchill Downs Incorporated	$ 426.8	$ 417.3	$ 439.4
Net income attributable to noncontrolling interest	2.3	—	—
Net income	429.1	417.3	439.4
Adjustments:			
Depreciation and amortization	199.1	169.0	113.7
Interest expense	289.8	268.4	147.3
Income tax provision	144.1	144.5	169.4
Stock-based compensation expense	36.1	32.9	31.8
Legal reserves	—	(1.2)	3.8
Pre-opening expenses	29.6	18.6	13.2
Arlington exit costs	—	9.4	5.7
Other expense, net	4.2	7.0	1.7
Transaction (benefit) expense, net	(12.1)	4.8	42.1
Asset impairments	3.9	24.6	38.3
Other income, expense:			
Interest, depreciation and amortization expense related to equity investments	42.0	40.2	42.8
Changes in fair value of Rivers Des Plaines' interest rate swaps	—	—	(12.6)
Rivers Des Plaines' legal reserves and transactions costs	0.3	—	0.6
Other charges and recoveries, net	(6.9)	2.4	1.0
Gain on sale of assets	—	(114.0)	(274.6)
Total adjustments	730.1	606.6	324.2
Adjusted EBITDA	$ 1,159.2	$ 1,023.9	$ 763.6
Adjusted EBITDA by segment:			
Live and Historical Racing	$ 574.6	$ 475.4	$ 287.5
Wagering Services and Solutions	165.6	132.1	114.1
Gaming	506.9	488.6	421.9
Total segment Adjusted EBITDA	1,247.1	1,096.1	823.5
All Other	(87.9)	(72.2)	(59.9)
Total Adjusted EBITDA	$ 1,159.2	$ 1,023.9	$ 763.6

Form 10-K

The table below presents total asset information for each of our segments:

(in millions)	December 31,	
	2024	**2023**
Total assets:		
Live and Historical Racing	$ 4,143.3	$ 3,872.9
Wagering Services and Solutions	460.6	473.9
Gaming	1,953.7	1,920.9
Total segment assets	6,557.6	6,267.7
All Other	718.3	687.8
	$ 7,275.9	$ 6,955.5

The table below presents total capital expenditures for each of our segments:

(in millions)	Years Ended December 31,		
	2024	**2023**	**2022**
Capital expenditures:			
Live and Historical Racing	$ 385.4	$ 461.1	$ 307.0
Wagering Services and Solutions	19.0	14.6	87.6
Gaming	130.0	188.1	11.8
Total segment capital expenditures	534.4	663.8	406.4
All Other	12.6	12.7	17.1
Total capital expenditures	$ 547.0	$ 676.5	$ 423.5

22. RELATED PARTY TRANSACTIONS

Directors and employees may from time to time own or have interests in horses racing at our racetracks. All such races are conducted under the regulations of each state's respective regulatory agency, as applicable, and no director or employee receives any extra or special benefit with regard to having his or her horses selected to run in races or in connection with the actual running of races. There is no material financial statement impact attributable to directors or employees who may have interests in horses racing at our racetracks.

In the ordinary course of business, we may enter into transactions with certain of our officers and directors for the sale of personal seat licenses, suite accommodations, and tickets for our live racing events. We believe that each such transaction has been on terms no less favorable for us than could have been obtained in a transaction with a third party, and no officer or director received any extra or special benefit in connection with such transactions.

Stock Repurchase Agreement

On December 18, 2023, the Company entered into the 2023 Stock Repurchase Agreement with an affiliate of TDG to repurchase 1,000,000 shares of the Company's common stock, for $123.75 per share representing a discount of 4.03% to the closing price on December 15, 2023 of $128.95 for an aggregate purchase price of $123.8 million. The repurchase of the shares of Company's common stock pursuant to the 2023 Stock Repurchase Agreement closed on January 2, 2024, and contains customary representations, warranties, and covenants of the parties. The repurchase of shares of common stock from TDG pursuant to the 2023 Stock Repurchase Agreement was approved by the Company's Board of Directors separately from, and did not reduce the authorized amount remaining under, the existing common stock repurchase program. The repurchase of the shares was funded using available cash and borrowings under the Company's senior secured credit facility.

23. SUBSEQUENT EVENTS

On February 14, 2025, the Company closed an amendment of the Credit Agreement. Refer to Note 11, Debt for further information.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Churchill Downs Incorporated

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Churchill Downs Incorporated and its subsidiaries (the "Company") as of December 31, 2024 and 2023, and the related consolidated statements of comprehensive income, of shareholders' equity and of cash flows for each of the three years in the period ended December 31, 2024, including the related notes and schedule of valuation and qualifying accounts for each of the three years in the period ended December 31, 2024 appearing under Item 15(a)(2) (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of December 31, 2024, based on criteria established in *Internal Control - Integrated Framework* (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in *Internal Control - Integrated Framework* (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Indefinite-Lived Intangible Asset Annual Impairment Assessment – Virginia Gaming Rights Intangible Asset

As described in Notes 2 and 6 to the consolidated financial statements, the Company's indefinite-lived gaming rights intangible assets balance was $2,225.8 million as of December 31, 2024, of which a majority relates to the Virginia gaming rights intangible asset. Management performs an annual review for impairment of indefinite-lived intangible assets on April 1 of each fiscal year, or more frequently if events or circumstances indicate that it is more likely than not the relevant asset may be impaired. If the carrying amount of the gaming rights intangible asset exceeds fair value, an impairment loss is recognized. Management generally determines the fair value of gaming rights using the Greenfield Method. The estimated future revenue and operating expenses, start-up costs, and discount rates are the primary assumptions and estimates in the valuation of the gaming rights.

The principal considerations for our determination that performing procedures relating to the indefinite-lived intangible asset annual impairment assessment of the Virginia gaming rights intangible asset is a critical audit matter are (i) the significant judgment by management when developing the fair value estimate of the Virginia gaming rights intangible asset; (ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating management's significant assumptions related to estimated future revenue and discount rate; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management's indefinite-lived intangible asset impairment assessment, including controls over the valuation of the Virginia gaming rights intangible asset. These procedures also included, among others, (i) testing management's process for developing the fair value estimate of the Virginia gaming rights intangible asset; (ii) evaluating the appropriateness of the Greenfield Method used by management; (iii) testing the completeness and accuracy of the underlying data used in the Greenfield Method; and (iv) evaluating the reasonableness of the estimated future revenue and discount rate assumptions used by management. Evaluating the reasonableness of the estimated future revenue assumption involved considering (i) the current and past performance of the Virginia properties; (ii) the consistency with economic and industry forecasts; and (iii) whether the assumption was consistent with evidence obtained in other areas of the audit. Professionals with specialized skill and knowledge were used to assist in evaluating (i) the appropriateness of the Greenfield Method and (ii) the reasonableness of the discount rate assumption.

/s/ PricewaterhouseCoopers LLP
Louisville, Kentucky
February 19, 2025

We have served as the Company's auditor since 1990.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

We maintain disclosure controls and procedures designed to ensure that information required to be disclosed in our reports that we filed or submitted under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized, and reported within the time periods specified in the Securities and Exchange Commission rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosures.

As required by the Securities and Exchange Commission Rule 13a-15(e), we carried out an evaluation, under the supervision and with the participation of management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2024. Based upon the foregoing, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective.

Changes in Internal Control over Financial Reporting

There has been no change in our internal controls over financial reporting during our most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting. Our process for evaluating controls and procedures is continuous and encompasses constant improvement of the design and effectiveness of established controls and procedures.

Management's Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting of Churchill Downs Incorporated, as defined in Rules 13a-15(f) or 15d-15(f) under the Securities Exchange Act of 1934, as amended. Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of Churchill Downs Incorporated's internal control over financial reporting based upon the framework in the *Integrated Control-Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based upon our evaluation under the framework in the *Internal Control-Integrated Framework (2013)* management has concluded that Churchill Downs Incorporated's internal control over financial reporting was effective as of December 31, 2024.

/s/ William C. Carstanjen	/s/ Marcia A. Dall	/s/ Jon E. Rauch
William C. Carstanjen	Marcia A. Dall	Jon E. Rauch
Chief Executive Officer	Executive Vice President and	Vice President and
February 19, 2025	Chief Financial Officer	Chief Accounting Officer
	February 19, 2025	February 19, 2025

The effectiveness of the Company's internal control over financial reporting as of December 31, 2024 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which appears herein.

ITEM 9B. OTHER INFORMATION

On December 2, 2024, the Company's Chief Operating Officer, William E. Mudd, adopted a trading plan intended to satisfy the conditions under Rule 10b5-1(c) of the Exchange Act. Mr. Mudd's plan is for the sale of up to 101,379 shares of the Company's common stock. The plan will terminate on the earlier of the date all shares under the plan are sold or July 30, 2025. None of the Company's other directors or executive officers adopted or terminated any contract, instruction or written plan for the purchase or sale of Company securities that was intended to satisfy the affirmative defense conditions of Rule 10b5-1 or any non-Rule 10b5-1 trading arrangement during the fiscal quarter ended December 31, 2024.

Item 9C. **DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS**

Not applicable.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information with respect to our directors and audit committee is incorporated by reference to the definitive proxy statement on Schedule 14A to be filed with the Securities and Exchange Commission no later than 120 days after December 31, 2024.

We have adopted a Code of Conduct that applies to all directors, employees, and officers, including our Chief Executive Officer, Chief Financial Officer and principal financial officers. This Code of Conduct is available on our corporate website, www.churchilldownsincorporated.com, under the "Corporate Governance" subheading of the "Investors" heading and is also available to shareholders upon request.

The Company has adopted an insider trading policy governing the purchase and sale and other disposition of Company securities by our directors, officers and employees. The Company believes this policy is reasonably designed to promote compliance with insider trading laws, rules and regulations, and Nasdaq listing standards. It is also our policy that the Company will not trade in company securities in violation of applicable securities laws or stock exchange listing standards.

Information about our Executive Officers

Name	Age as of 2/19/2025	Principal Occupation for the Past Five Years and Position with Churchill Downs Incorporated
William C. Carstanjen	56	Chief Executive Officer since August 2014; President and Chief Operating Officer from March 2011 to August 2014.
William E. Mudd	53	President and Chief Operating Officer since October 2015; President and Chief Financial Officer from August 2014 to October 2015; Executive Vice President and Chief Financial Officer from October 2007 to August 2014.
Marcia A. Dall	61	Executive Vice President and Chief Financial Officer since October 2015; Executive Vice President and Chief Financial Officer of Erie Insurance Group and Erie Indemnity Company, a public corporation (Nasdaq: ERIE), from March 2009 through October 2015.
Bradley K. Blackwell	53	Senior Vice President, General Counsel and Secretary since March 2017; Vice President, Operations from February 2015 to March 2017; Vice President, Legal from April 2011 to February 2015; Vice President, Legal and Regulatory Affairs for TwinSpires from January 2007 to May 2011; Corporate Counsel from April 2005 to December 2007.
Maureen Adams	61	Senior Vice President of Gaming Operations since February 2022; Vice President of Gaming Operations from July 2019 to February 2022; President and General Manager of Calder Casino from August 2013 to July 2019.

ITEM 11. EXECUTIVE COMPENSATION

The information required by this item with respect to executive compensation is incorporated by reference to the definitive proxy statement on Schedule 14(a) to be filed with the Securities and Exchange Commission no later than 120 days after December 31, 2024; provided, that the Compensation Committee Report will not be deemed to be "filed" with this Report.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED SHAREHOLDER MATTERS

The information required by this item with respect to security ownership of certain beneficial owners and management and related shareholder matters is with respect to securities authorized for issuance under equity compensation plans incorporated by reference to the definitive proxy statement on Schedule 14A to be filed with the Securities and Exchange Commission no later than 120 days after December 31, 2024.

ITEM 13.   **CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE**

The information required by this item with respect to transactions with related persons and director independence matters is incorporated by reference to the definitive proxy statement on Schedule 14A to be filed with the Securities and Exchange Commission no later than 120 days after December 31, 2024.

ITEM 14.   **PRINCIPAL ACCOUNTING FEES AND SERVICES**

The information required by this Item with respect to principal accounting fees and services is incorporated by reference to the definitive proxy statement on Schedule 14A to be filed with the Securities and Exchange Commission no later than 120 days after December 31, 2024.

Form 10-K

PART IV

ITEM 15.   EXHIBITS, FINANCIAL STATEMENT SCHEDULE

(2) Schedule II—Valuation and Qualifying Accounts
All other schedules are omitted because they are not applicable, not significant or not required, or because the required information is included in the consolidated financial statements or notes thereto.

(3) For the list of required exhibits, see exhibit index.

(b)   Exhibits
See exhibit index.

(c)   All financial statements and schedules except those items listed under Items 15(a)(1) and (2) above are omitted because they are not applicable or not required, or because the required information is included in the consolidated financial statements or notes thereto.

EXHIBIT INDEX

Numbers	Description	By Reference To
2.1	Purchase Agreement, dated as of February 18, 2022, by and between Peninsula Pacific Entertainment Intermediate Holdings LLC and Churchill Downs Incorporated	Exhibit 2.1 to Current Report on Form 8-K filed February 22, 2022
2.2	Amendment No. 1 to Purchase Agreement, dated as of September 2, 2022, by and between Peninsula Pacific Entertainment Intermediate Holdings LLC and Churchill Downs Incorporation	Exhibit 2.1 to Current Report on Form 8-K filed September 6, 2022
3.1	Articles of Amendment to the Amended and Restated Articles of Incorporation of Churchill Downs Incorporated effective as of the close of business on May 19, 2023	Exhibit 3.1 to Current Report on Form 8-K filed on April 25, 2023
3.2	Amended and Restated Articles of Incorporation of Churchill Downs Incorporated, as amended and restated on January 25, 2019	Exhibit 3.2 to Current Report on Form 8-K filed January 17, 2019
3.3	Amended and Restated Bylaws of Churchill Downs Incorporated, as amended October 25, 2022	Exhibit 3.1 to Current Report on Form 8-K filed October 25, 2022
4.1	Rights Agreement, dated as of March 19, 2008 by and between Churchill Downs Incorporated and National City Bank	Exhibit 4.1 to Current Report on Form 8-K filed March 17, 2008
4.2	Indenture, dated as of December 27, 2017, by and among Churchill Downs Incorporated, the guarantors party thereto and U.S. Bank National Association	Exhibit 4.1 to Current Report on Form 8-K filed December 27, 2017
4.3	Indenture, dated as of March 25, 2019, by and among Churchill Downs Incorporated, the guarantors party thereto and U.S. Bank National Association	Exhibit 4.1 to Current Report on Form 8-K filed March 26, 2019
4.4	Second Supplemental Indenture, dated as of March 17, 2021, by and among Churchill Downs Incorporated, the guarantors party thereto and U.S. Bank National Association	Exhibit 4.1 to Current Report on Form 8-K filed March 18, 2021
4.5	Indenture, dated April 13, 2022, by and between CDI Escrow Issuer, Inc. and U.S. Bank National Association as trustee	Exhibit 4.1 to Current Report on Form 8-K filed April 14, 2022
4.6	Registration Rights Agreement, dated as of December 27, 2017, by and among Churchill Downs Incorporated, the guarantors party thereto and J.P. Morgan Securities LLC	Exhibit 4.2 to Current Report on Form 8-K filed December 27, 2017
4.7	Registration Rights Agreement, dated as of March 25, 2019, by and among Churchill Downs Incorporated, the guarantors party thereto and J.P. Morgan Securities, LLC	Exhibit 4.2 to Current Report on Form 8-K filed March 26, 2019
4.8	Registration Rights Agreement, dated as of March 17, 2021, by and among Churchill Downs Incorporated, the guarantors party thereto and J.P. Morgan Securities LLC	Exhibit 4.2 to Current Report on Form 8-K filed March 18, 2021
4.9	Registration Rights Agreement, dated April 13, 2022, by and between CDI Escrow Issuer, Inc. and J.P. Morgan Securities LLC, as representative of the initial purchasers	Exhibit 4.2 to Current Report on Form 8-K filed April 14, 2022
4.10	Description of the Registrant's Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934	Exhibit 4(f) to Annual Report on Form 10-K for the fiscal year ended December 31, 2020 filed February 24, 2021
4.11	Indenture dated as of April 25, 2023 among, CDI, the Guarantors and U.S. Bank Trust Company, National Association, as trustee	Exhibit 4.1 to Current Report on Form 8-K filed on April 25, 2023
4.12	Registration Rights Agreement dated April 25, 2023 by and among CDI, the Guarantors (stated therein) and J.P. Morgan Securities, LLC, as representative of the initial purchasers	Exhibit 4.2 to Current Report on Form 8-K filed on April 25, 2023

Numbers	Description	By Reference To
4.13	First Supplemental Indenture relating to Churchill Downs Incorporated's 5.50% Senior Unsecured Notes due 2027, dated as of March 19, 2021, by and among Churchill Downs Incorporated, the Guarantors (stated therein) and U.S. Bank National Association	Exhibit 4.3 to Quarterly Report on Form 10-Q filed on July 26, 2023
4.14	Second Supplemental Indenture relating to Churchill Downs Incorporated's 5.50% Senior Unsecured Notes due 2027, dated as of October 5, 2022, by and among Churchill Downs Incorporated, the Guarantors (stated therein) and U.S. Bank National Association	Exhibit 4.4 to Quarterly Report on Form 10-Q filed on July 26, 2023
4.15	Third Supplemental Indenture relating to Churchill Downs Incorporated's 5.50% Senior Unsecured Notes due 2027, dated as of October 26, 2022, by and among Churchill Downs Incorporated, the Guarantors (stated therein) and U.S. Bank National Association	Exhibit 4.5 to Quarterly Report on Form 10-Q filed on July 26, 2023
4.16	Fourth Supplemental Indenture relating to Churchill Downs Incorporated's 5.50% Senior Unsecured Notes due 2027, dated as of November 1, 2022, by and among Churchill Downs Incorporated, the Guarantors (stated therein) and U.S. Bank National Association	Exhibit 4.6 to Quarterly Report on Form 10-Q filed on July 26, 2023
4.17	Fifth Supplemental Indenture relating to Churchill Downs Incorporated's 5.50% Senior Unsecured Notes due 2027, dated as of May 1, 2023, by and among Churchill Downs Incorporated, the Guarantors (stated therein) and U.S. Bank National Association	Exhibit 4.7 to Quarterly Report on Form 10-Q filed on July 26, 2023
4.18	First Supplemental Indenture relating to Churchill Downs Incorporated's 4.75% Senior Unsecured Notes due 2028, dated as of December 12, 2018, by and among Churchill Downs Incorporated, the Guarantors (stated therein) and U.S. Bank National Association	Exhibit 4.8 to Quarterly Report on Form 10-Q filed on July 26, 2023
4.19	Second Supplemental Indenture relating to Churchill Downs Incorporated's 4.75% Senior Unsecured Notes due 2028, dated as of March 17, 2021, by and among Churchill Downs Incorporated, the Guarantors (stated therein) and U.S. Bank National Association	Exhibit 4.9 to Quarterly Report on Form 10-Q filed on July 26, 2023
4.20	Third Supplemental Indenture relating to Churchill Downs Incorporated's 4.75% Senior Unsecured Notes due 2028, dated May 19, 2021, by and among Churchill Downs Incorporated, the Guarantors (stated therein) and U.S. Bank National Association	Exhibit 4.10 to Quarterly Report on Form 10-Q filed on July 26, 2023
4.21	Fourth Supplemental Indenture relating to Churchill Downs Incorporated's 4.75% Senior Unsecured Notes due 2028, dated as of October 5, 2022, by and among Churchill Downs Incorporated, the Guarantors (stated therein) and U.S. Bank Trust Company National Association	Exhibit 4.11 to Quarterly Report on Form 10-Q filed on July 26, 2023
4.22	Fifth Supplemental Indenture relating to Churchill Downs Incorporated's 4.75% Senior Unsecured Notes due 2028, dated as of October 26, 2022, by and among Churchill Downs Incorporated, the Guarantors (stated therein) and U.S. Bank Trust Company National Association	Exhibit 4.12 to Quarterly Report on Form 10-Q filed on July 26, 2023
4.23	Sixth Supplemental Indenture relating to Churchill Downs Incorporated's 4.75% Senior Unsecured Notes due 2028, dated as of November 1, 2022, by and among Churchill Downs Incorporated, the Guarantors (stated therein) and U.S. Bank Trust Company National Association	Exhibit 4.13 to Quarterly Report on Form 10-Q filed on July 26, 2023

Numbers	Description	By Reference To
4.24	Seventh Supplemental Indenture relating to Churchill Downs Incorporated's 4.75% Senior Unsecured Notes due 2028, dated as of May 1, 2023, by and among Churchill Downs Incorporated, the Guarantors (stated therein) and U.S. Bank Trust Company National Association	Exhibit 4.14 to Quarterly Report on Form 10-Q filed on July 26, 2023
4.25	First Supplemental Indenture relating to Churchill Downs Incorporated's 5.750% Senior Unsecured Notes due 2030, dated as of November 1, 2022, by and among Churchill Downs Incorporated, the Guarantors (stated therein) and U.S. Bank Trust Company National Association	Exhibit 4.15 to Quarterly Report on Form 10-Q filed on July 26, 2023
4.26	Second Supplemental Indenture relating to Churchill Downs Incorporated's 5.750% Senior Unsecured Notes due 2030, dated as of November 1, 2022, by and among Churchill Downs Incorporated, the Guarantors (stated therein) and U.S. Bank Trust Company National Association	Exhibit 4.16 to Quarterly Report on Form 10-Q filed on July 26, 2023
4.27	Third Supplemental Indenture relating to Churchill Downs Incorporated's 5.750% Senior Unsecured Notes due 2030, dated as of May 1, 2023, by and among Churchill Downs Incorporated, the Guarantors (stated therein) and U.S. Bank Trust Company National Association	Exhibit 4.17 to Quarterly Report on Form 10-Q filed on July 26, 2023
4.28	First Supplemental Indenture relating to Churchill Downs Incorporated's 6.750% Senior Unsecured Notes due 2031, dated as of May 1, 2023, by and among Churchill Downs Incorporated, the Guarantors (stated therein) and U.S. Bank Trust Company National Association	Exhibit 4.18 to Quarterly Report on Form 10-Q filed on July 26, 2023
10.1	Churchill Downs Incorporated Amended and Restated Supplemental Benefit Plan effective December 1, 1998†	Exhibit 10(a) to Annual Report on Form 10-K for the fiscal year ended December 31, 1998 filed March 31, 1999
10.2	Churchill Downs Incorporated Amended and Restated Deferred Compensation Plan for Employees and Directors†	Exhibit 10(a) to Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2001 filed May 15, 2001
10.3	2005 Churchill Downs Incorporated Deferred Compensation Plan†	Exhibit 10.1 to Current Report on Form 8-K filed June 21, 2005
10.4	2006 Amendment to 2005 Churchill Downs Incorporated Deferred Compensation Plan†	Exhibit 10.1 to Current Report on Form 8-K filed June 8, 2006
10.5	Amendment to Churchill Downs Incorporated 2005 Deferred Compensation Plan Adopted June 28, 2007†	Exhibit 10(b) to Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2007 filed August 7, 2007
10.6	2005 Churchill Downs Incorporated Deferred Compensation Plan (As Amended as of December 1, 2008)†	Exhibit 10 (ww) to Annual Report on Form 10-K for the fiscal year ended December 31, 2008 filed March 4, 2009
10.7	Third Amendment to the 2005 Churchill Downs Incorporated Deferred Compensation Plan†	Exhibit 10.2 to Current Report on Form 8-K filed December 19, 2019
10.8	Fourth Amendment to the 2005 Churchill Downs Incorporated Deferred Compensation Plan†	Exhibit 10.8 to Annual Report on Form 10-K filed February 22, 2023
10.9	Fifth Amendment to the 2005 Churchill Downs Incorporated Deferred Compensation Plan†	Exhibit 10.9 to Annual Report on Form 10-K filed February 22, 2023
10.10	Sixth Amendment to the 2005 Churchill Downs Incorporated Deferred Compensation Plan†	Exhibit 10.10 to Annual Report on Form 10-K filed February 22, 2023
10.11	Churchill Downs Incorporated Restricted Stock Unit Deferred Compensation Plan†	Exhibit 10.1 to Current Report on Form 8-K filed December 19, 2019
10.12	Churchill Downs Incorporated 2016 Omnibus Stock Incentive Plan†	Exhibit 10.1 to Current Report on Form 8-K filed April 29, 2016

Numbers	Description	By Reference To
10.13	Form of Performance Share Unit Agreement pursuant to the 2016 Omnibus Stock Incentive Plan by and between Churchill Downs Incorporated and each of William C. Carstanjen and William E. Mudd†	Exhibit 10.1 to Current Report on Form 8-K filed November 5, 2018
10.14	Form of Restricted Stock Unit Agreement pursuant to the 2016 Omnibus Stock Incentive Plan by and between Churchill Downs Incorporated and each of William C. Carstanjen and William E. Mudd†	Exhibit 10.2 to Current Report on Form 8-K filed November 5, 2018
10.15	First Amendment to the Churchill Downs Incorporated Amended and Restated Incentive Compensation Plan (1997), effective November 14, 2008†	Exhibit 10 (vv) to Annual Report on Form 10-K for the fiscal year ended December 31, 2008 filed March 4, 2009
10.16	Churchill Downs Incorporated Executive Annual Incentive Plan, effective January 1, 2013†	Exhibit A to Schedule 14A filed May 3, 2012
10.17	Churchill Downs Incorporated 2022 Executive Annual Incentive Plan, effective as of January 1, 2022†	Exhibit 10.1 to Current Report on Form 8-K filed August 4, 2022
10.18	Form of Churchill Downs Incorporated Non-Employee Director Restricted Share Units Agreement†	Exhibit 10(a) to Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2016 filed August 3, 2016
10.19	First Amended and Restated Churchill Downs Incorporated 2000 Employee Stock Purchase Plan†	Exhibit B to Schedule 14A filed March 29, 2016
10.20	Churchill Downs Incorporated Senior Vice President, Vice President & Other Key Employee Severance Policy (Amended Effective as of December 1, 2015)†	Exhibit 10.26 to Annual Report on Form 10-K filed February 22, 2023
10.21	Executive Change in Control, Severance and Indemnity Agreement, dated as of October 30, 2018, by and between Churchill Downs Incorporated and William C. Carstanjen†	Exhibit 10.3 to Current Report on Form 8-K filed November 5, 2018
10.22	Executive Change in Control, Severance and Indemnity Agreement, dated as of October 30, 2018, by and between Churchill Downs Incorporated and William E. Mudd†	Exhibit 10.4 to Current Report on Form 8-K filed November 5, 2018
10.23	Executive Change in Control, Severance and Indemnity Agreement, dated as of July 26, 2022, by and between Churchill Downs Incorporated and Maureen Adams†	Exhibit 10.31 to Annual Report on Form 10-K filed February 22, 2023
10.24	Executive Change in Control, Severance and Indemnity Agreement, dated as of July 26, 2022, by and between Churchill Downs Incorporated and Brad Blackwell†	Exhibit 10.32 to Annual Report on Form 10-K filed February 22, 2023
10.25	Lease Agreement, dated as of January 1, 2002, by and between the City of Louisville, Kentucky and Churchill Downs Incorporated	Exhibit 2.1 to Current Report on Form 8-K filed January 6, 2003
10.26	Class Action Settlement Agreement, dated as of July 24, 2020, by and between Kater et al. and Churchill Downs Incorporated et al.	Exhibit 10(k) to Annual Report on Form 10-K for the fiscal year ended December 31, 2020 filed February 24, 2021
10.27	Credit Agreement, dated as of December 27, 2017, by and among Churchill Downs Incorporated, the subsidiary guarantors party thereto, the lenders party thereto, JPMorgan Chase Bank, N.A. and PNC Bank, National Association	Exhibit 4.3 to Current Report on Form 8-K filed December 27, 2017
10.28	First Amendment to Credit Agreement, dated March 16, 2020, among Churchill Downs Incorporated, the subsidiary guarantors party thereto, the lenders party thereto, JPMorgan Chase Bank, N.A., and PNC Bank, National Association	Exhibit 10.1 to Current Report on Form 8-K filed March 16, 2020

Numbers	Description	By Reference To
10.29	Second Amendment to Credit Agreement, dated April 28, 2020, among Churchill Downs Incorporated, the subsidiary guarantors and the lenders party thereto, and JPMorgan Chase Bank, N.A., and PNC Bank, National Association	Exhibit 10.1 to Current Report on Form 8-K filed April 29, 2020
10.30	Third Amendment to Credit Agreement, dated February 1, 2021, among Churchill Downs Incorporated, the subsidiary guarantors and the lenders parties thereto, and JPMorgan Chase Bank, N.A.	Exhibit 10.2 to Current Report on Form 8-K filed February 2, 2021
10.31	Incremental Joinder Agreement No. 1, dated March 17, 2021, among Churchill Downs Incorporated, the credit parties thereto, the Lenders party thereto and JPMorgan Chase Bank, N.A	Exhibit 10.1 to Current Report on Form 8-K filed March 18, 2021
10.32	Fourth Amendment to Credit Agreement, dated April 13, 2022, by and among Churchill Downs Incorporated, the credit parties party thereto, the Lenders party thereto and JP Morgan Chase Bank N.A., as agent	Exhibit 10.01 to Current Report on Form 8-K filed April 14, 2022
10.33	Fifth Amendment to Credit Agreement, Dated March 20, 2023, by and among Churchill Downs Incorporated, the credit parties party thereto, the Lenders party thereto and JP Morgan Chase Bank N.A., as agent	Exhibit 10.02 to Quarterly Report on Form 10-Q filed April 26, 2023
10.34	Sixth Amendment to Credit Agreement, dated July 3, 2024, by and among Churchill Downs Incorporated, the guarantors party thereto, the lenders party thereto, and JPMorgan Chase Bank, N.A., as administrative agent	Exhibit 10.01 to Current Report on Form 8-K filed July 3, 2024
10.35	Seventh Amendment to Credit Agreement, dated February 14, 2025, by and among Churchill Downs Incorporated, the guarantors party thereto, the lenders party thereto, and JPMorgan Chase Bank, N.A., as administrative agent and fronting lender	Exhibit 10.01 to Current Report on Form 8-K filed February 14, 2025
10.36	Form of Churchill Downs Incorporated Non-Employee Director Restricted Stock Agreement†	Exhibit 10.01 to Quarterly Report on Form 10-Q filed on July 24, 2024
10.37	Second Amended and Restated Churchill Downs Incorporated 2000 Employee Stock Purchase Plan (Effective, as Amended and Restated, August 1, 2024)	Exhibit 10.01 to the Quarterly Report on Form 10-Q filed on October 23, 2024
10.38	Amended and Restated Churchill Downs Incorporated Equity Award Deferral Plan (Effective December 31, 2024)†**	
19	Churchill Downs Incorporated Insider Trading Policy**	
21	Subsidiaries of the Registrant**	
23	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm**	
31(a)	Certification of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002**	
31(b)	Certification of Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002**	
32	Certification of Chief Executive Officer and Principal Financial Officer Pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (furnished pursuant to Rule 13a-14(b))***	
97	Churchill Downs Incorporated Policy on Recoupment of Incentive Compensation	Exhibit 97 to Annual Report on Form 10-K filed February 21, 2024
101 INS	Inline XBRL Instance Document**	

Numbers		Description	By Reference To
101	SCH	Inline XBRL Taxonomy Extension Schema Document**	
101	CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document**	
101	DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document**	
101	LAB	Inline XBRL Taxonomy Extension Label Linkbase Document**	
101	PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document**	
104		Cover Page Interactive Data File (formatted in inline XBRL and contained in Exhibit 101)	

†   Management contract or compensatory plan or arrangement.

**   Filed herewith.

***   Furnished herewith.

ITEM 16.   **FORM 10-K SUMMARY**

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on the Company's behalf by the undersigned, thereunto duly authorized.

CHURCHILL DOWNS INCORPORATED

/s/ William C. Carstanjen

William C. Carstanjen
Chief Executive Officer
(Principal Executive Officer)
February 19, 2025

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

/s/ William C. Carstanjen	/s/ William E. Mudd	/s/ Marcia A. Dall
William C. Carstanjen	William E. Mudd	Marcia A. Dall
Chief Executive Officer	President and	Executive Vice President and
February 19, 2025	Chief Operating Officer	Chief Financial Officer
(Director and Principal Executive Officer)	February 19, 2025	February 19, 2025
		(Principal Financial and Accounting Officer)
/s/ R. Alex Rankin	/s/ Ulysses L. Bridgeman	/s/ Andréa Carter
R. Alex Rankin	Ulysses L. Bridgeman	Andréa Carter
February 19, 2025	February 19, 2025	February 19, 2025
(Chairman of the Board)	(Director)	(Director)
/s/ Paul C. Varga	/s/ Douglas C. Grissom	/s/ Daniel P. Harrington
Paul C. Varga	Douglas C. Grissom	Daniel P. Harrington
February 19, 2025	February 19, 2025	February 19, 2025
(Director)	(Director)	(Director)
/s/ Karole F. Lloyd		
Karole F. Lloyd		
February 19, 2025		
(Director)		

CHURCHILL DOWNS INCORPORATED
SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS

(in millions)	Balance Beginning of Year	Charged to Expense	Deductions	Balance End of Year
Allowance for credit losses:				
December 31, 2024	$ 5.0	$ 3.5	$ (3.6)	$ 4.9
December 31, 2023	5.7	3.7	(4.4)	5.0
December 31, 2022	5.4	2.3	(2.0)	5.7

(in millions)	Balance Beginning of Year	Additions	Deductions	Balance End of Year
Deferred income tax asset valuation allowance:				
December 31, 2024	$ 4.6	$ —	$ —	$ 4.6
December 31, 2023	5.7	0.8	(1.9)	4.6
December 31, 2022	3.2	2.5	—	5.7

Form 10-K

ANNUAL MEETING

Shareholders will attend the Annual Meeting by visiting www.proxydocs.com/CHDN at
9:00 a.m. Eastern Time
Tues., 4/22/2025.

STOCK INFORMATION

Churchill Downs Incorporated is traded on the NASDAQ Global Market under the ticker symbol "CHDN."

TRANSFER AGENT AND REGISTRAR

Equiniti Trust Company, LLC
48 Wall Street, Floor 23
New York, NY 10005
Tel: (800) 937-5449

OTHER INFORMATION

Copies of our 2024 Annual Report on Form 10-K and other filings with the Securities and Exchange Commission may be obtained without charge by contacting our corporate office or through our website:
www.churchilldownsincorporated.com

CORPORATE OFFICES

CHURCHILL DOWNS INCORPORATED
600 N. Hurstbourne Parkway, Suite 400
Louisville, KY 40222
Telephone: 502.636.4400



BOARD OF DIRECTORS

WILLIAM C. CARSTANJEN
CHIEF EXECUTIVE OFFICER
CHURCHILL DOWNS
INCORPORATED

ANDRÉA CARTER
SENIOR EXECUTIVE VICE
PRESIDENT AND CHIEF HUMAN
RESOURCES OFFICER
GLOBAL PAYMENTS, INC.

DOUGLAS C. GRISSOM
SENIOR ADVISOR
MADISON DEARBORN PARTNERS

DANIEL P. HARRINGTON
PRESIDENT & CEO
HTV INDUSTRIES, INC.

KAROLE F. LLOYD
FORMER VICE CHAIR AND
SOUTHEAST REGIONAL
MANAGING PARTNER,
ERNST & YOUNG LLP

R. ALEX RANKIN
CHAIRMAN OF THE BOARD,
CHURCHILL DOWNS
INCORPORATED
CHAIRMAN, STERLING G.
THOMPSON COMPANY,
LLC; PRESIDENT, UPSON
DOWNS FARM, INC.

PAUL C. VARGA
FORMER CHAIRMAN AND CEO
BROWN-FORMAN
CORPORATION

EXECUTIVE OFFICERS

WILLIAM C. CARSTANJEN
CHIEF EXECUTIVE OFFICER

WILLIAM E. MUDD
PRESIDENT & CHIEF
OPERATING OFFICER

MARCIA A. DALL
EXECUTIVE VICE PRESIDENT
& CHIEF FINANCIAL OFFICER

BRADLEY K. BLACKWELL
EXECUTIVE VICE PRESIDENT &
GENERAL COUNSEL

MAUREEN ADAMS
EXECUTIVE VICE PRESIDENT,
GAMING OPERATIONS





CHURCHILL DOWNS INCORPORATED
600 N. HURSTBOURNE PARKWAY, STE. 400
LOUISVILLE, KENTUCKY 40222
TELEPHONE: 502.636.4400
WWW.CHURCHILLDOWNSINCORPORATED.COM